Exhibit T3E-2

TRICOM, S.A., TCN Dominicana, S.A. and Tricom USA, Inc.

January 28, 2008

To:  Creditors of Tricom, S.A., TCN Dominicana, S.A. and Tricom USA, Inc.

We deliver to you herewith the attached Disclosure Statement and Ballot so that you may vote to accept or reject the proposed joint Chapter 11 plan of reorganization (the “Plan”) of Tricom, S.A. (“Tricom”) and its primary operating subsidiaries, TCN Dominicana, S.A. (“TCN”), and Tricom USA, Inc. (“Tricom USA”, and collectively with Tricom and TCN, the “Debtors”).  The Debtors intend to use those votes that are returned to either (i) Kurtzman Carson Consultants LLC (the “Voting Agent”) or, (ii) The Altman Group, Inc (the “Public Securities Voting Agent”) with respect to the Senior Notes, by 5:00 p.m., Pacific Time, on February 27, 2008 to seek approval of the Plan in Chapter 11 reorganization cases which the Debtors intend to commence shortly after that date.

The Plan and its related documents are the product of negotiations between Tricom and its creditors, including certain of its secured creditors, an Ad Hoc Committee made up of certain holders of Tricom’s 11 3/8% Senior Notes due May 2004 (the “11 3/8% Senior Notes”) and holders of unsecured claims relating to monies borrowed by the Debtors (together, the “Unsecured Financial Claims”), including the unsecured claims held by affiliates of Tricom’s largest shareholders, who each have agreed to vote to accept the Plan.

The Plan provides for a major financial restructuring of the Debtors.  Specifically, certain of Tricom’s secured creditors will receive new secured notes equal to the outstanding principal amount of their debt and the holders of Unsecured Financial Claims will receive a combination of new secured notes to be issued by Tricom and equity in a newly formed holding company of which Tricom, TCN and Tricom USA will be wholly owned direct or indirect subsidiaries.  All of Tricom’s existing equity holders’ interests will be reduced to a de minimis amount with a de minimis value through dilution.

The Debtors do not have the resources to pay their existing secured debt, the 11 3/8% Senior Notes and other Unsecured Financial Claims in full.  By restructuring and reducing that indebtedness, the financial restructuring represented by the Plan is designed to both significantly improve the Debtors’ financial condition and permit the Debtors to focus their efforts on operations and opportunities to expand their market presence.

The Debtors are seeking your vote on the Plan prior to the commencement of their Chapter 11 cases.  By using this “prepackaged Chapter 11 reorganization” method, the Debtors anticipate that their day-to-day business operations will not be impacted, their Chapter 11 cases will be significantly shortened, and the administration of the cases will be simplified and less costly.  Please review the attached Disclosure Statement carefully for details about voting, recoveries, the Debtors and their financial performance, risk factors and other relevant matters.  The Debtors have established the following record date (for determining who is entitled to vote on the Plan) and deadline for its Voting Agent to receive votes:

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RECORD DATE:	January 18, 2008

DEADLINE FOR THE DEBTORS’
VOTING AGENT TO RECEIVE VOTES:	February 27, 2008, 5:00 p.m., Pacific Time

Sincerely,

	By:	TRICOM, S.A.
TCN DOMINICANA, S.A.
TRICOM USA, INC.

		By:	/s/ Héctor Castro Noboa
Héctor Castro Noboa
President of Tricom, S.A., TCN
Dominicana, S.A. and Tricom USA, Inc.

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TO:                          HOLDERS OF UNSECURED FINANCIAL CLAIMS OF TRICOM S.A., TCN DOMINICANA, S.A., AND TRICOM USA, INC.

The Ad Hoc Committee of certain holders of Unsecured Financial Claims (the “Ad Hoc Committee”) of Tricom, S.A. (“Tricom”) and its primary operating subsidiaries, TCN Dominicana, S.A. (“TCN”), and Tricom USA, Inc. (“Tricom USA”, and collectively with Tricom and TCN, the “Debtors”) writes to advise you of our determinations as to the Prepackaged Joint Chapter 11 Plan of Reorganization of the Debtors, dated January 28 , 2008 (the “Plan”).   Terms used herein that are not otherwise defined shall have the meaning set forth in the Plan.

The Ad Hoc Committee, which is made up of certain holders of Tricom’s 11 3/8% Senior Notes due May 2004 (the “11 3/8% Senior Notes”) and certain holders of unsecured claims relating to monies borrowed by the Debtors (together with the 11/38% Notes, the “Unsecured Financial Claims”), was formed shortly after the Debtors’ default on the 11 3/8% Senior Notes in September 2004.

Since its formation, the Ad Hoc Committee has played an active role in obtaining a recovery for holders of Unsecured Financial Claims and has expended significant efforts in this regard.  The enclosed Plan proposed by the Debtors is the result of extensive negotiations among the Ad Hoc Committee, the Debtors, the Affiliated Creditors, and others.

The members of the Ad Hoc Committee have unanimously determined to support the Plan and recommend that the holders of Unsecured Financial Claims vote to accept the Plan in accordance with the instructions set forth on their Ballots that are being sent by the Debtors.  The Ad Hoc Committee believes that the Plan provides holders of Unsecured Financial Claims with a sufficient level of recovery for the Ad Hoc Committee to recommend approval of the Plan, and represents the most acceptable alternative under the circumstances presented by this case.

Certain members of the Ad Hoc Committee who, collectively, beneficially own approximately 57% of the principal amount of the Unsecured Financial Claims, have entered into a Plan Support and Lock-Up Agreement, dated as of January 10, 2007, as amended by the Amendment to Plan Support and Lock-Up Agreement, dated as of August 31, 2007, and as further amended by the Second Amendment to Plan Support and Lock-Up Agreement, dated as of December 21, 2007 (as the same may be amended and/or restated from time to time in accordance with the terms thereof, the “Plan Support and Lock-Up Agreement”), with (i) the Debtors (ii) the holders of the Credit Suisse Existing Secured Claims, and (iii) the Affiliated Creditors who collectively own approximately 15% of the principal amount of the Unsecured Financial Claims.  Pursuant to the terms and conditions of the Plan Support and Lock-Up Agreement, and subject to the approval of the Disclosure Statement by the Bankruptcy Court, each creditor who is a signatory thereto has agreed, among other things, to vote to accept the Plan.  Each holder of an Unsecured Financial Claim must, however, make its own independent decision as to whether or not the Plan is acceptable to that creditor before voting to accept or reject the Plan.  Before doing so, each creditor is strongly urged to review carefully the enclosed Plan and Disclosure Statement and to consult with its own advisors.

This letter does not constitute any part of, and is not intended as a supplement or substitute for the Disclosure Statement that creditors are receiving from the Debtors.  Creditors

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should read the Plan and the accompanying Disclosure Statement (including, without limitation, all of the risk factors set forth therein) and attachments, exhibits and supplements in their entirety before voting on the Plan.

The Debtors have provided you with a Ballot to vote to accept or reject the Plan.  In order to have your vote counted, you must complete and return the Ballot in accordance with the procedure set forth therein and in the Disclosure Statement, so that it is received by the Debtors’ balloting agent not later than 5:00 p.m. Pacific Time on February 27, 2008.  PLEASE READ THE DIRECTIONS ON THE BALLOT CAREFULLY AND COMPLETE YOUR BALLOT IN ITS ENTIRETY BEFORE RETURNING IT TO THE DEBTORS’ BALLOTING AGENT.

Please direct any questions regarding this letter and the matters discussed herein to counsel for the Ad Hoc Committee, Manatt Phelps & Phillps LLP (Alan Feld, Esq., (310) 312-4000 or afeld@manatt.com).  Manatt, Phelps & Phillips is counsel to the Ad Hoc Committee and may provide information to individual creditors upon request.  However, Manatt, Phelps & Phillips does not represent the interests of any individual creditor, and each creditor is urged to consult its own advisors.

THE AD HOC COMMITTEE

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UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

x
In re	:	Chapter 11 Case No.
:
TRICOM, S.A., et al.,	:	- ( )
:
Debtors.	:	(Jointly Administered)
:
:
x

DISCLOSURE STATEMENT RELATING TO PREPACKAGED JOINT CHAPTER 11 PLAN OF REORGANIZATION FOR TRICOM, S.A AND ITS AFFILIATED DEBTORS

MORRISON & FOERSTER LLP Attorneys for Debtors and Debtors in Possession 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000

Dated: January 28, 2008

THIS SOLICITATION IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF A PLAN OF REORGANIZATION BEFORE THE FILING OF VOLUNTARY REORGANIZATION CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE.  BECAUSE CHAPTER 11 CASES HAVE NOT YET BEEN COMMENCED, THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE.  FOLLOWING THE COMMENCEMENT OF THEIR CHAPTER 11 CASES, TRICOM AND ITS DEBTOR SUBSIDIARIES EXPECT TO PROMPTLY SEEK ORDERS OF THE BANKRUPTCY COURT (i) APPROVING THIS DISCLOSURE STATEMENT AS CONTAINING ADEQUATE INFORMATION AND THE SOLICITATION OF VOTES AS BEING IN COMPLIANCE WITH SECTION 1126(b) OF THE BANKRUPTCY CODE, AND (ii) CONFIRMING THEIR JOINT PLAN OF REORGANIZATION.

DISCLOSURE STATEMENT, DATED JANUARY 28, 2008

Solicitation of Votes on the
Prepackaged Joint Plan of

TRICOM, S.A.

and its primary operating subsidiaries, TCN Dominicana, S.A.
and Tricom USA, Inc.

THE VOTING DEADLINE TO ACCEPT OR REJECT THE JOINT PLAN OF REORGANIZATION IS 5:00 P.M., PACIFIC TIME, ON FEBRUARY 27, 2008, UNLESS EXTENDED BY THE DEBTORS.

HOLDING COMPANY STOCK AND NEW SECURED NOTES TO BE ISSUED IN EXCHANGE FOR CERTAIN EXISTING CLAIMS AGAINST TRICOM, S.A. AND ITS PRIMARY OPERATING SUBSIDIARIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR SIMILAR STATE SECURITIES OR “BLUE SKY” LAWS.  THESE SECURITIES ARE TO BE ISSUED UNDER THE PLAN OF REORGANIZATION PURSUANT TO THE EXEMPTIONS SET FORTH HEREIN.

HOLDING COMPANY STOCK AND NEW SECURED NOTES TO BE ISSUED ON THE EFFECTIVE DATE HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION OR SIMILAR PUBLIC, GOVERNMENTAL, OR REGULATORY AUTHORITY, AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY SUCH AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT OR UPON THE MERITS OF THE JOINT PLAN OF REORGANIZATION.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CERTAIN STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS.  THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES.  FORWARD-LOOKING STATEMENTS ARE PROVIDED IN THIS DISCLOSURE STATEMENT PURSUANT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBED HEREIN.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED.  THE TERMS OF THE JOINT PLAN OF REORGANIZATION GOVERN IN THE EVENT OF ANY INCONSISTENCY WITH THE SUMMARIES IN THIS DISCLOSURE STATEMENT.

THE INFORMATION IN THIS DISCLOSURE STATEMENT IS BEING PROVIDED SOLELY FOR PURPOSES OF VOTING TO ACCEPT OR REJECT THE JOINT PLAN OF REORGANIZATION OR OBJECTING TO CONFIRMATION.  NOTHING IN THIS DISCLOSURE STATEMENT MAY BE USED BY ANY PARTY FOR ANY OTHER PURPOSE.

ALL EXHIBITS TO THE DISCLOSURE STATEMENT ARE INCORPORATED INTO AND ARE A PART OF THIS DISCLOSURE STATEMENT AS IF SET FORTH IN FULL HEREIN.

INTRODUCTION

IMPORTANT — PLEASE READ

Tricom, S.A. (“Tricom”) and its primary operating subsidiaries, TCN Dominicana, S.A. (“TCN”) and Tricom USA, Inc. (“Tricom USA” and collectively with Tricom and TCN, the “Debtors”), are soliciting acceptances of the “prepackaged” joint Chapter 11 plan of reorganization (the “Plan”) attached as Exhibit “1” to this Disclosure Statement.  This solicitation is being conducted at this time in order to obtain sufficient votes to enable the Plan to be confirmed by the Bankruptcy Court.  Capitalized terms used in this Disclosure Statement but not defined herein have the meanings ascribed to such terms in the Plan.

WHO IS ENTITLED TO VOTE:  The holders of (i) Credit Suisse Existing Secured Claims and (ii) Unsecured Financial Claims are impaired under the Plan and are entitled to vote on the Plan.  Holders of (i) Priority Claims, (ii) Banco del Progreso Existing Secured Claims, (iii) GE Existing Secured Claims, (iv) Non-Lender Secured Claims and (v) General Unsecured Claims are unimpaired under the Plan and deemed to accept the Plan and are not entitled to vote to accept or reject the Plan.  The holders of Statutorily Subordinated Claims and Existing Tricom Equity Interests are impaired under the Plan, will neither receive nor retain any distributions or value under the Plan and are deemed to reject the Plan.

The Debtors are commencing this solicitation after extensive discussions with, among others, (i) Credit Suisse International (“Credit Suisse”), the Debtors’ largest secured creditor, (ii) an ad hoc committee consisting of certain holders of Unsecured Financial Claims (the “Ad Hoc Committee”) and (iii) certain affiliates of Tricom’s largest shareholders (collectively, the “Affiliated Creditors”).

The Ad Hoc Committee is represented by Manatt, Phelps & Phillips LLP, as legal advisors, and Chanin Capital Partners, as financial advisors.  The Affiliated Creditors are represented by White & Case LLP, as legal advisors, and Broadspan Capital LLC, as financial advisors.

The Debtors have entered into a Plan Support and Lock-Up Agreement, dated as of January 10, 2007, as amended by the Amendment to Plan Support and Lock-Up Agreement, dated as of August 31, 2007, and as further amended by the Second Amendment to Plan Support and Lock-Up Agreement, dated as of December 21, 2007 (as the same may be amended and/or restated from time to time in accordance with the terms thereof, the “Plan Support and Lock-Up Agreement”), with (i) certain members of the Ad Hoc Committee who, collectively, beneficially own approximately 57% of the principal amount of the Unsecured Financial Claims, (ii) the holders of the Credit Suisse Existing Secured Claims, and (iii) the Affiliated Creditors who collectively own approximately 15% of the principal amount of the Unsecured Financial Claims.  Pursuant to the terms and conditions of the Plan Support and Lock-Up Agreement, and subject to the approval of the Disclosure Statement by the Bankruptcy Court, each of the signatories thereto has agreed, among other things, to vote to accept the Plan.  The Plan Support and Lock-Up Agreement is attached as Exhibit “2” to this Disclosure Statement.

The Debtors’ legal advisors are Morrison & Foerster LLP and their financial advisors are FTI Consulting, Inc.  The Debtors’ advisors can be contacted at:

Morrison & Foerster LLP	FTI Consulting, Inc.
1290 Avenue of the Americas	3 Times Square
New York, NY 10104	New York, NY 10036
(212) 468-8000	(212) 247-1010
Attn: Larren M. Nashelsky, Esq.	Attn: Kevin Lavin

The following table summarizes the treatment of the Claims and Existing Tricom Equity Interests held by creditors and equity holders under the Plan.  For a complete explanation, please refer to the discussion in Section IV, “The Plan of Reorganization,” and to the Plan itself.(1)

Class	DESCRIPTION	Treatment	Estimated Recovery(2)
1	Priority Claims	Unimpaired	100%
2	Banco del Progreso Existing Secured Claims	Unimpaired	100%
3	Credit Suisse Existing Secured Claims	Impaired	100%
4	GE Existing Secured Claims	Unimpaired	100%
5	Non-Lender Secured Claims	Unimpaired	100%
6	Unsecured Financial Claims	Impaired	38.5%
7	General Unsecured Claims	Unimpaired	100%
8	Statutorily Subordinated Claims	Impaired	0%
9	Existing Tricom Equity Interests	Impaired	0%

In connection with the Plan, upon the Effective Date of the Plan, the holders of the Credit Suisse Existing Secured Claims will receive Pro Rata Shares of the Credit Suisse New Secured Debt to be issued by Tricom in the aggregate principal amount of $25,529,781.88, with such loan to be guaranteed by Tricom USA, and TCN, in exchange for all of the Credit Suisse Existing Secured Claims.  Holders of Unsecured Financial Claims will receive their Pro Rata Share of (a) the New Secured Notes to be issued by Tricom in the aggregate amount of $105 million and (b) 10 million shares of Holding Company Stock to be issued by Holding Company,

 (1) The table below is a summary only. In the event of a conflict, the Plan governs.

 (2) Recoveries based on projected amount of claims as of February 29, 2008.

a new entity to be formed that will own 100% of the equity of Tricom and, directly or indirectly, 100% of the equity of TCN and Tricom USA, in exchange for all of their Unsecured Financial Claims.  Banco del Progreso Existing Secured Claims, GE Existing Secured Claims, Non-Lender Secured Claims and General Unsecured Claims will be unimpaired.  Holders of Statutorily Subordinated Claims will not receive distributions on account of their Claims and Existing Tricom Equity Interests will be reduced to a de minimis amount with a de minimis value through dilution.  See Section IV, “The Plan of Reorganization,” for a more detailed discussion of the Plan.

For detailed historical and projected financial information and financial estimates, see Section V, “Projections and Valuation Analysis.”  Additional financial information is contained in Tricom’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2004, December 31, 2005, and December 31, 2006, which are attached as Exhibits “3”, “4” and “5” to this Disclosure Statement, and the Debtors’ 2007 year-to-date unaudited financial reports through the period ending September 30, 2007 as set forth in Section I.F, “Description of the Business–Current Performance.”

Summary of Voting Procedures

To be counted, your vote (or the Master Ballot cast on your behalf) must be received, pursuant to the following instructions, by either (i) Kurtzman Carson Consultants LLC (the “Voting Agent”) or, (ii) The Altman Group, Inc (the “Public Securities Voting Agent”) with respect to the Senior Notes, at the following respective addresses, before 5:00 p.m. (Pacific Time) on February 27, 2008 (the “Voting Deadline”):

TRICOM BALLOT PROCESSING

C/O KURTZMAN CARSON CONSULTANTS LLC

2335 ALASKA AVENUE

EL SEGUNDO, CA  90245

Telephone:  (866) 381-9100

TRICOM BALLOT PROCESSING

C/O THE ALTMAN GROUP, INC.

60 EAST 42ND ST., SUITE 405,

NEW YORK, NY 10165

TELEPHONE:  (212) 681-9600

1.                                      IF YOU ARE, AS OF THE JANUARY 18, 2008 RECORD DATE, THE OWNER OF CREDIT SUISSE EXISTING SECURED CLAIMS (CLASS 3):

Please complete the information requested on the Ballot, sign, date and indicate your vote on the Ballot, and return your completed Ballot in the enclosed pre-addressed postage-paid envelope so that it is actually received by the Voting Agent before the Voting Deadline.

2.                                      IF YOU ARE, AS OF THE JANUARY 18, 2008 RECORD DATE, THE OWNER OF UNSECURED FINANCIAL CLAIMS (CLASS 6):

Please complete the information requested on the Ballot, sign, date and indicate your vote on the Ballot, and return your completed Ballot in the enclosed pre-addressed postage-paid envelope so that it is actually received by the Voting Agent or the Public Securities Voting Agent, as applicable, before the Voting Deadline.

If the return envelope provided with your Ballot was addressed to your bank or brokerage firm, please allow sufficient time for that firm to process your vote on a “Master Ballot” before the Voting Deadline (5:00 p.m., Pacific Time, February 27, 2008).

IF YOU ARE ENTITLED TO VOTE AND YOU HAVE RETURNED YOUR BALLOT BUT FAILED TO INDICATE ON THE BALLOT WHETHER YOU ACCEPT OR REJECT THE PLAN, SUCH BALLOT WILL BE COUNTED AS A VOTE TO ACCEPT THE PLAN.

IF YOU HOLD CLAIMS IN MORE THAN ONE CLASS UNDER THE PLAN, YOU SHOULD RECEIVE A SEPARATE BALLOT FOR EACH CLASS IN WHICH YOU HOLD CLAIMS.  HOLDERS OF CLAIMS MAY NOT SPLIT THEIR VOTES.  EACH HOLDER MUST VOTE ALL HIS, HER, OR ITS VOTING AMOUNT EITHER TO ACCEPT OR REJECT THE PLAN.

* * *

For detailed voting instructions, see Section VII, “Voting Procedures and Requirements,” and the instructions on your Ballot.

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I.	DESCRIPTION OF THE BUSINESS

	A.	History and Overview of Debtors

	B.	Business Lines

	C.	Competition

	D.	Regulation

	E.	Current Operations

	F.	Current Performance

	G.	Trading of Tricom Stock and Current Ownership

	H.	Related Parties

II.	KEY EVENTS LEADING TO THE SOLICITATION AND DECISION TO COMMENCE VOLUNTARY CHAPTER 11 REORGANIZATION CASES

	A.	Factors and Circumstances Leading to Reorganization

	B.	Debtors’ Prepetition Debt Obligations

	C.	Formation of Ad Hoc Committee and Negotiations With Creditors

	D.	Initial Shareholders’ Meeting

III.	ANTICIPATED EVENTS DURING THE CHAPTER 11 CASES

	A.	Retention of Professionals

	B.	Financing

	C.	Employment Obligations

	D.	Continuing Supplier Relations

	E.	Stabilization of Debtors’ Business Operations

	F.	Motion to Waive Filing of Schedules and Statement of Financial Affairs

	G.	Approval of Disclosure Statement and Scheduling a Confirmation Hearing

	H.	Confirmation Hearing

IV.	THE PLAN OF REORGANIZATION

	A.	Introduction

	B.	Substantive Consolidation for Plan Purposes Only

	C.	Classification and Treatment of Claims and Equity Interests Under the Plan

	D.	Summary of New Notes to be Issued Under the Plan

	E.	Credit Suisse New Secured Debt, New Secured Notes and Intercreditor Agreement

	F.	Securities to be Issued Pursuant to the Plan

	G.	Means of Implementation of the Plan

	H.	Provisions Governing Distributions

	I.	Provisions Governing Executory Contracts and Unexpired Leases

	J.	Conditions Precedent to Confirmation

	K.	Conditions Precedent to Effective Date of the Plan

	L.	Effect of Confirmation

	M.	Avoidance Actions and other Causes of Action

	N.	Retention of Jurisdiction

	O.	Miscellaneous Provisions

V.	PROJECTIONS AND VALUATION ANALYSIS

	A.	Consolidated Condensed Projected Financial Statements

	B.	Valuation

VI.	CERTAIN RISK FACTORS AFFECTING THE DEBTORS

	A.	Certain U.S. Bankruptcy Law Considerations

	B.	Involuntary Bankruptcy

	C.	Certain Dominican Legal and Regulatory Issues

	D.	Capital Expenditures

	E.	Factors Affecting the Value of the Securities to be Issued Under the Plan

	F.	Certain Tax Matters

	G.	Litigation Against the Debtors and Contingent Claims

	H.	Other Pending Litigation or Demands Asserting Prepetition Liability

VII.	VOTING PROCEDURES AND REQUIREMENTS

	A.	Voting Deadline

	B.	Holders of Claims Entitled to Vote

	C.	Vote Required for Acceptance by a Class

	D.	Voting Procedures

VIII.	CONFIRMATION OF THE PLAN OF REORGANIZATION

	A.	Confirmation Hearing

	B.	Requirements for Confirmation of the Plan

IX.	FINANCIAL INFORMATION

	A.	General

	B.	Selected Financial Data

	C.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

	D.	Recent Performance

X.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN OF REORGANIZATION

	A.	Liquidation Under Chapter 7

	B.	Alternative Plan

XI.	CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN OF REORGANIZATION

	A.	Consequences to Tricom and TCN

	B.	Consequences to Tricom USA

	C.	Consequences to Holding Company Formed as an LLC

	D.	Consequences to Holding Company Formed as a Bermuda Corporation

	E.	Consequences to U.S. Holders of Credit Suisse Existing Secured Claims and Unsecured Financial Claims

	F.	Information Reporting and Withholding

XII.	CERTAIN DOMINICAN REPUBLIC TAX CONSEQUENCES OF THE PLAN OF REORGANIZATION

	A.	Consequences to Tricom and TCN

B.

Consequences to Dominican Holders of the Exchange of Unsecured Financial Claims for New Secured Notes and Holding Company Class A Stock or Holding Company Class B Stock and Dominican Holders of Existing Secured Debt

	C.	Dominican Tax Consequences to Non-Dominican Holders

Exhibits to Disclosure Statement

Exhibit 1	Prepackaged Joint Chapter 11 Plan of Reorganization for Tricom, S.A. and its Affiliated Debtors
Exhibit 2	Plan Support and Lock-Up Agreement (Redacted)
Exhibit 3	Tricom, S.A. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004
Exhibit 4	Tricom, S.A. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005
Exhibit 5	Tricom, S.A. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2006

I.

DESCRIPTION OF THE BUSINESS

A.                                    History and Overview of Debtors

1.                                       Tricom, S.A.

Tricom was incorporated in the Dominican Republic as a Sociedad Anónima on January 25, 1988 and, at the time, was known as Telepuerto San Isidro, S.A.  A name change was effected in December 1995 and Telepuerto San Isidro, S.A. formally became known as Tricom, S.A.  Tricom’s operations are headquartered at Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic.  Since its inception in 1988, Tricom, together with its subsidiaries, has been one of the preeminent full service communications services providers in the Dominican Republic.  Tricom, directly or through its Debtor subsidiaries, offers local, long distance, and mobile telephone services, cable television and broadband data transmission and internet services, which are provided to over 729,000 customers.  Tricom’s wireless network covers approximately 90% of the Dominican Republic’s population.  Tricom’s local service network is 100% digital, giving Tricom the ability to transmit higher quality signals at lower cost.  Tricom also owns interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe.

2.                                       Tricom USA, Inc.

Tricom USA, a wholly owned subsidiary of Tricom, was incorporated in Delaware in 1992, and at that time was known as Domtel Communications.  A name change was effected in 1997 and Domtel Communications formally became known as Tricom USA, Inc.  Tricom USA originates, transports and terminates international long-distance traffic using switching stations located in New York and Florida.  In 1995, pursuant to Section 214 of the Communications Act of 1934, as amended, the Federal Communications Commission (the “FCC”) authorized Tricom USA to be a domestic and international facilities based carrier and an international resale carrier of voice, data and private line services between the United States and points outside the United States, including the Dominican Republic.  The FCC has classified Tricom USA as a non-dominant carrier on all routes including those in the Dominican Republic.  Tricom USA’s domestic and international Section 214 authority permits it to provide inter-exchange (long distance) service between the states within the United States and service to and from destinations outside the United States.  For inter-exchange service from destinations outside the United States, Tricom USA has entered into international settlement or call termination agreements with other carriers.  On a monthly basis, Tricom USA typically provides approximately 52 million minutes of domestic and international inter-exchange service.

3.                                       TCN Dominicana, S.A.

TCN was incorporated in 2001 by Telecable Nacional, C. por A. (“Telecable”), a Dominican Republic corporation and provider of cable television services that began operating in the Dominican Republic in 1982.  Telecable contributed its assets and liabilities to the capital of TCN on or about August 31, 2001.  Upon completion of the capitalization of TCN by Telecable, Tricom acquired Telecable’s interest in TCN and TCN became a wholly owned subsidiary of Tricom.  Tricom’s acquisition of TCN allowed the Debtors to offer a more complete product portfolio and to gain access to new customer segments to which they could market their services.  TCN provides cable television service, as well as a variety of multimedia and telecommunications services, including interactive cable television programming, high speed internet access, and digital audio programming.  TCN is the largest cable television operator in Santo Domingo and one of the largest in the Dominican Republic.  TCN provides cable services to a mix of more than 72,000 residential and commercial customers in Santo Domingo, La Romana, and Juan Dolio.  TCN’s commercial customers are primarily hotels.  TCN also generates revenue from the sale of advertising space on the channels it broadcasts.

4.                                       Corporate Structure(3),(4)

With the exception of TCN and Tricom USA, Tricom’s direct and indirect subsidiaries have ceased operations, will not be filing chapter 11 cases and will not be affected by the Plan.  The Debtors anticipate that their non-operating subsidiaries will be wound up and dissolved in the near future.

 (3) Article 56 of the Commerce Code of the Dominican Republic, as amended, provides that a corporation incorporated in the Dominican Republic must have at least seven (7) shareholders.  Accordingly, the Dominican entities listed on the above chart are shown as being 99.99% owned by their direct parent to reflect the existence of six other shareholders.

 (4) Tricom International Services, Inc., a Delaware corporation and wholly-owned subsidiary of Tricom USA, was dissolved on December 6, 2006.

B.                                    Business Lines

1.                                       International Long Distance

The Debtors provide international long distance services to local access line customers and mobile customers in the Dominican Republic.  In addition, the Debtors offer a prepaid calling card for international long distance, the Bla Bla Bla® card, which can be used from any telephone in the Dominican Republic.  The Debtors operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers.  These centers offer a wide range of telephone services in addition to long distance.

Tricom USA provides international carrier services to resellers and carriers, which accounts for an increasing share of the international long distance traffic between the United States and the Dominican Republic.  Through the third quarter of 2007, resellers originated approximately 76% of the international long distance minutes received by Tricom in the Dominican Republic from the United States.  Through Tricom USA’s telecommunications switching facilities in the United States, Tricom USA has been able to provide resellers and carriers with an alternate channel for sending international long distance traffic.

In 1997, Tricom USA began offering international long distance calling services to the Hispanic community in the United States through the marketing and sale of pre-paid calling cards which Tricom USA distributed from its New Jersey and New York locations.  The calling cards were sold primarily in small retail outlets including grocery stores, drugstores and newsstands, and were advertised through special radio, television and newspaper promotions that targeted Dominican and other ethnic communities, particularly in the New York metropolitan area.   Tricom USA discontinued its pre-paid calling card business in early 2007.

Tricom USA also offers national and international long distance services in New York, New Jersey and Florida, through a carrier identification code, which is a four-digit number used by end-user customers to reach the services of inter-exchange carriers through equal access arrangements.  Tricom USA’s primary customers for this service are money transfer agents in certain locations who operate international long distance telephone centers for individuals who do not have telephone service in their homes.

2.                                       Domestic Telephony

Tricom is a competitive local exchange carrier in the Dominican Republic.  As of September 30, 2007, Tricom had 192,893 local access lines in service, which represents approximately 21% of the Dominican Republic local access line market.  Tricom’s local access network covers areas containing approximately 65% of the population of the Dominican Republic’s three major cities.  All of Tricom’s local telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, caller ID and voicemail applications.  Tricom also provides outbound international and long distance services to its consumer and business customers.  Broad flexibility in assembling customized packages of services provides Tricom’s customers with cost savings and enhanced control over their consumption of telephone services.  Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services.  Customers may also bundle their local access service with cellular or personal communication services (“PCS”), cable television and internet services.  Service packages permit customers to preset their monthly bills based upon, for example, local service minutes or long distance minutes.

Tricom also offers data transmission and other value-added services attractive to businesses and higher usage consumer subscribers.  Tricom sells fully integrated systems and components for both turnkey systems and private telephone networks used within enterprises.  Tricom is also a distributor of private branch exchanges and key telephone systems and is a leading provider of computer telephony integration systems in the Dominican Republic.

3.                                       Mobile

Tricom’s mobile network covers approximately 90% of the Dominican Republic’s population.  Tricom offers both analog cellular service and PCS to its mobile customers.  As of September 30, 2007, Tricom had approximately 424,552 mobile subscribers (predominately prepaid) representing approximately 8% of the Dominican mobile telephony market.(5)  Tricom has a prepaid card program that offers both analog cellular and PCS mobile services to individuals who do not meet Tricom’s current credit policies.

For large, medium and small businesses, with one or more mobile phones included as part of one service contract, Tricom offers a range of unique mobile fleet management services, specifically designed to help its business customers manage their fleet communication needs.  Tricom’s fleet mobile management service offers cost reductions for “on-net” calls, flat rates for calls to wireline and mobile phones, and cost control for “off-net” calls through a comprehensive on-line report suite.

Tricom also offers domestic as well as international roaming services to participating subscribers.  Subscribers who pay the roaming rates gain access to Tricom’s nationwide mobile network, while subscribers paying the international roaming fees are able to roam outside of the Dominican Republic using the networks of cellular service providers with which Tricom has entered into roaming agreements.

4.                                       Cable Television

TCN is the largest provider of cable television services in Santo Domingo and one of the largest in the Dominican Republic.  As of September 30, 2007, TCN’s cable network served over 72,000 subscribers, including 55,184 basic programming subscribers, 12,861 occupied hotel and other commercial rooms (based on internal calculations) and 4,737 subscribers of cable modem and digital music.  In addition to publicly available programming, TCN licenses or otherwise acquires programming from various providers for broadcast on its cable television network.  TCN also produces a limited amount of original programming which is intended for exclusive broadcast on TCN’s network.  TCN currently offers 105 basic and

(5) Source:  Instituto Dominicano de las Telecomunicaciones.

expanded cable programming channels.  TCN also sells advertising time to corporate clients and agencies on those channels it broadcasts in the Dominican Republic.

TCN offers digital cable television and high-speed internet access over coaxial cable via cable modems under the brand name Internet Tornado®.  TCN’s digital cable television offering includes an on-screen interactive program guide, 17 pay-per-view channels, 2 video music channels and 50 channels of commercial free CD-quality music.  TCN also offers digital audio programming provided by DMX Music International through its hybrid fiber coaxial network.  TCN’s customers, primarily hotels, choose from 50 exclusive music channels that play 24 hours a day, seven days a week.

5.                                       Data Transmission and Internet

The Debtors are the second largest internet service providers in the Dominican Republic.(6)  As of September 30, 2007, there were approximately 300,394 data and internet subscribers in the Dominican Republic, of which 27,531 were Tricom subscribers, giving the Debtors an approximately 9% share of the internet market.(7)  The Debtors provide internet connectivity to the consumer and business markets through traditional dial-up connections, digital subscriber lines (DSL), dedicated lines and cable modems.  In addition, the Debtors’ cellular PCS services are fully integrated with their internet service, offering e-mail and digital messaging through Tricom’s website, www.tricom.net.

The Debtors also provide broadband data transmission services to large business customers in the Dominican Republic through several means of delivery, including fiber optic cable and digital wireless point-to-point radio links.  Tricom provides these large customers with data circuits, internet access, private networks and frame relay services.  The Debtors also offer computer network security services such as firewalls, bandwidth control and auto-bandwidth, filtering, captive portal, content, and virtual private networks.

In 1994, the Dirección General de Telecomunicaciones, the former Dominican government agency charged with regulating the development and marketing of telecommunication services in the Dominican Republic, awarded Tricom a license entitling it to 30 MHz of national spectrum in the 3.5 GHz band to provide WiMAX (Worldwide Interoperability for Microwave Access) services in the Dominican Republic.  WiMAX is a wireless standard that aims to provide wireless data over long distances, in a variety of ways, from point to point links to full mobile cellular type access.  WiMAX enables a user, for example, to browse the internet or make VoIP (Voice-over-IP) phone calls without being physically connected to a wireline network.  WiMAX enables the delivery of wireless broadband access as an alternative to cable and DSL.

Tricom’s WiMAX license is for a term of 31 years.  Tricom has put into service its initial WiMAX infrastructure connecting both Tricom and customer locations in Santo Domingo, Haina, and Punta Cana.  The Debtors are considering additional infrastructure

 (6) Source:  Indotel and the Debtors’ books and records.

 (7) Source:  Indotel and the Debtors’ books and records.

deployments, and the decision to do so will in part depend on service economics and the availability of the necessary capital.

Other operators in the Dominican Republic who have been awarded similar national WiMAX licenses are WIND TELECOM, ONEMAX, and BECTEL.  Instituto Dominicano de las Telecomunicaciones (“Indotel”), the Dominican government agency charged with regulating the development and marketing of telecommunication services in the Dominican Republic, may conduct a new auction for additional WiMAX licenses during 2008.

C.                                    Competition

The following table sets forth information about the Debtors’ market share for each of their primary business  lines:(8)

Service	Approximate Market Share (%)	Rank	Number of Providers

Local Telephony	21%	2	2
Mobile	8%	3	4
Cable	60%	1	Multiple/Unknown
Data and Internet	9%	2	5+

1.                                       International Long Distance

The international telecommunications industry is extremely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology.  Neither Indotel nor the FCC publish current information on international long distance traffic.  The Debtors’ success in this segment depends upon their ability to compete with a variety of other telecommunications providers in the United States and in each of their other international markets.  International long distance traffic has expanded in the last five years as the price per minute charged to consumers has declined.  The Debtors’ competitors include (i) large facilities-based multinational carriers, (ii) smaller facilities-based long distance wholesale service providers in the United States and overseas, which have emerged as a result of deregulation, and (iii) switched-based resellers of international long distance services.  The Debtors also face competition in this area from operators carrying international traffic through the internet and then “domesticating” this traffic once it surfaces in the Dominican Republic, a practice which is illegal under the laws of the Dominican Republic, but is used periodically by both licensed and unlicensed entities.  Competition is mainly based on price, although reliability, quality of transmission, routing capacity and customer service are also competitive factors.  Tricom and Compañía Dominicana de Teléfonos, C. por A. (“Codetel”)(9) are the two primary Dominican carriers that terminate Dominican bound international long distance traffic, with a

 (8) Based upon (i) information published by Indotel as of September 30, 2007 and (ii) other information generated by the Debtors.

 (9) Codetel, previously a subsidiary of Verizon, was acquired by América Movil in 2006.

collective market share of 75%.  In addition, over the past four years, four entities, Orange Dominicana, S.A. (“Orange”), SkyMax Dominicana, S.A., Tecnología Digital, S.A. and Local Free Zone Services, S.A. have emerged as competitors carrying international traffic to the Dominican Republic.  For service originating in the Dominican Republic and terminating in the United States, the Debtors also compete with All America Cables and Radio, Inc. Dominican Republic (“Centennial Dominicana”), which offers very low rates for this service.

2.                                       Local, Mobile, Data and Internet

In local service and data and internet, the Debtors’ main competitor is Codetel.  Codetel is an integrated communications service provider, which, as of September 30, 2007, had the largest market share of local access lines, and the largest number of subscribers for local services and data and internet services in the Dominican Republic.  Since 2002, another company, Centennial Dominicana, has been offering local access service and broadband internet access to businesses using wireless technology; however, Tricom believes that Centennial Dominicana has not obtained a significant percentage of the market for local access or internet services.

In mobile service, Tricom competes with (i) Codetel, (ii) Orange, and (iii) Centennial Dominicana, which offers PCS mobile services.  As of the end of September 2007, Codetel was operating both its new GSM (Global System for Mobile Communications) network and its existing CDMA (Code Division Multiple Access) network and was the largest provider of mobile services in the Dominican Republic.  The Debtors understand that Centennial Dominicana is also deploying a new GSM network.  GSM technology was first developed in 1987 and is the mobile technology utilized by most Latin American operators, all European operators and AT&T-Cingular and T-Mobile in the United States, while CDMA technology is currently the network standard used in the United States by Verizon and Sprint-Nextel.  Tricom, Codetel, and Centennial Dominicana maintain CDMA networks.

Orange, the second largest operator in the Dominican Republic, supports only GSM handsets.  Orange operates a GSM 1900 MHz network in the Dominican Republic’s main cities and in certain smaller towns.  Orange has adopted an aggressive expansion strategy based on low prices for mobile equipment, a strong dealer distribution network and a large marketing budget.  Centennial Dominicana, the fourth largest mobile operator in the Dominican Republic, was recently acquired by Trilogy International Partners.  Centennial Dominicana has, in the aggregate, approximately 300,000 corporate and consumer customers.

The Dominican government has also granted eight concessions to other telecommunications companies, which have either not yet commenced operations or have insignificant operations.  Each of these concessions allows for the provision of some or all of the telecommunications services provided by the Debtors in the Dominican Republic.

3.                                       Cable Television

As of September 30, 2007, TCN was the largest cable television operator in Santo Domingo, and one of the largest cable television operators in the Dominican Republic, based on the number of subscribers for its services.  Indotel has indicated that there are more than 100 cable operators in the Dominican Republic, including many illegal cable television providers.  However, in TCN’s principal markets, which are Santo Domingo and its surrounding areas and La Romana, TCN faces significantly less competition from other cable television operators.

In addition, TCN faces competition from pirated direct broadcast satellite (DBS) transmission.  There is no legal DBS service offered in the Dominican Republic.  In addition, for several years, the Dominican pay television market has been harmed by persistent violations of copyright laws or “piracy” by which non-paying residences connect to TCN’s cable infrastructure to gain access to its programming using their own set-top boxes or converter boxes.  TCN has deployed encoding technology to reduce piracy from its network, but this piracy will not be eliminated until TCN is able to fully digitalize its own infrastructure end-to-end.

All pay television service providers, including cable television systems, direct to home (DTH) satellite services and multi-point, multi-channel distribution system operators, face substantial competition from other signal delivery methods, including television broadcasters.  In the Dominican Republic, consumers are able to directly receive traditional public over-the-air television signals from television broadcasters.

D.                                    Regulation

1.                                       General

The legal framework of the telecommunications sector in the Dominican Republic consists of (i) General Telecommunications Law No. 153-98 dated May 27, 1998 (“Law No. 153-98”), which repealed and superseded the prior telecommunications law (General Telecommunications Law No. 118 enacted on February 1, 1966 (“Law No. 118”)), (ii) resolutions and regulations issued by Indotel and/or its predecessor, and (iii) the concession agreements entered into by the Dominican government with the individual service providers.

Law No. 153-98 established a basic framework for the regulation, installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment in the Dominican Republic.  In addition, Law No. 153-98 created Indotel, an independent government agency with strong regulatory powers and set forth Indotel’s authority, as well as its responsibilities and the general procedures to be followed by it.  Indotel’s responsibilities include implementing telecommunications development projects to satisfy the requirements of the principles set forth in Law No. 153-98.  Indotel is responsible for all frequency bands and channels of radio transmission and communications within the Dominican Republic and its territorial waters.

In addition to the industry-specific legal framework, the Constitution of the Dominican Republic affects the telecommunications sector.  Among other individual and social rights, the Dominican Constitution guarantees Dominican citizens the freedom of trade.  The Constitution specifically provides that monopolies can be established only by law and only for the benefit of the Dominican government.  None of the existing telecommunications concession agreements grants a monopoly in any sector of the telecommunications industry to any carrier, and the Dominican government has announced a policy of encouraging growth through competition in the telecommunications industry.

In 1930, Codetel was granted a concession to operate telecommunications services in the Dominican Republic.  Over the years, while other service providers entered the Dominican telecommunications market, none of them was successful in becoming a full-service telephone company able to compete with Codetel because Codetel was not required to allow other service providers to interconnect their services with Codetel’s physical infrastructure.  To provide services, a company would have to install its own wireline telecommunications network.  The expense required to do so dramatically stifled competition in the telecommunications sector.  As a result, Codetel held a de facto monopoly in the industry for over 60 years.

To substantially increase the number of Dominican citizens with access to a telephone and to allow for the establishment and growth of other modern telecommunications services, in the late 1980s the Dominican government adopted a policy designed to liberalize the telecommunications sector.  In 1990, the Dominican government granted the Debtors a concession to provide a full range of telecommunications services within, from and to the Dominican Republic.  Additionally, advancements in wireless technologies made it more cost-effective for companies to penetrate the Dominican market even without being able to interconnect to Codetel’s network.  However, interconnection remained important for full-service competition.

In 1994, the Dominican government enacted a series of interconnection resolutions requiring all service providers in the Dominican Republic to interconnect with all other service providers via mutual contracts, or interconnection agreements.  The guidelines for interconnection agreements are set forth in these resolutions.  In May 1994, Tricom entered into an interconnection agreement with Codetel that became effective in November 1994.  This agreement allowed Tricom to become the second full-service telecommunications provider in the Dominican Republic.

In 2005, Indotel issued a statement mandating the reduction of interconnection rates for access charges related to incoming calls to the Dominican Republic from abroad.  As a consequence of such mandate, which went into effect on September 30, 2007, the interconnection rates for calls originating outside the Dominican Republic and terminating in both fixed and wireless lines in the Dominican Republic have been reduced by 1.5 cents per minute.  The elimination of these international access charges has led to a reduction in Tricom’s revenues and earnings.

2.                                       Concession Agreement/Licenses

In accordance with former Law No. 118, on June 23, 1990 Tricom entered into a concession agreement (the “Tricom Concession”) with the Dominican Ministry of Public Works and Communications (the “DMPWC”) under which Tricom was issued a non-exclusive license for a 20-year period to establish, maintain and operate a system of telecommunications services throughout the Dominican Republic, as well as between the Dominican Republic and international points.  The services that Tricom was authorized to provide under the Tricom

Concession included telegraphy, radio communications, paging, cellular and local domestic and international telephone services.

In February 1996, Tricom entered into a new concession agreement (the “New Tricom Concession”) with the DMPWC, which superseded the Tricom Concession.  Under the New Tricom Concession, Tricom was granted the same non-exclusive license as provided in the Tricom Concession to establish, maintain and operate a telecommunications system throughout the Dominican Republic until June 30, 2010.  Under the New Tricom Concession, the DMPWC originally had the right to decline to renew the license so long as it gave Tricom notice at least three years prior to the expiration date of the New Tricom Concession.

On March 23, 1982, TCN’s predecessor, Telecable, entered into a concession agreement with the DMPWC pursuant to which Telecable Nacional was granted a license to provide close circuit cable television services within the Dominican Republic.  TCN acquired this concession (the “TCN Concession”) in 2001 in connection with Telecable’s capitalization of TCN.  Originally, the TCN Concession was for an unlimited term.

Law No. 153-98, which was enacted in 1998, established a new regulatory framework for telecommunications services in the Dominican Republic.  Pursuant to Law No. 153-98, where necessary, Tricom and TCN were required to adjust the Tricom and TCN Concessions to conform to the new legislation.  Law No. 153-98 required such adjustments to be made within one year of its enactment and were to be executed through procedures established thereunder.  However, to date, Indotel has neither fully established nor implemented these procedures within the term initially established.

Pursuant to Law No. 153-98, Indotel has the discretion to determine the extent to which any existing concession requires adjustments to comply with the new legislation.  However, until the adjustments are complete, Article 119.2 of Law No. 153-98 provides that concessions granted prior to its enactment remain in full force and effect.  Law No. 153-98 provides the adjustment procedures to be implemented in a manner that will maintain the rights granted to the holder of the original concession with respect to the scope of services covered by the concession, while guarantying equality among concession holders.  Furthermore, under Law No. 153-98, a concession may only be cancelled for the reasons expressly established in the concession and for the specific causes described in Article 29 of Law No. 153-98.

Once the procedures for adjusting the concessions and bringing them into compliance with Law No. 153-98 are established and fully implemented, concessions in the Dominican Republic will have terms ranging from five to 20 years based on the term originally provided for in such concession.  For concessions granted under Law No.118 that did not have a fixed term, Article 119 of Law No. 153-98 establishes that the new term is automatically 20 years.  The term of such amended concessions will commence on the date they are approved by a resolution enacted by Indotel’s board.

As of the date hereof, under the provisions of Indotel’s resolution 024-06, Tricom has received an adjustment and Indotel’s Executive Director is authorized to amend the Tricom New Concession.  Pursuant to provisions of Article 80.9 of the Licenses and Concessions application regulation (“Licenses Regulation”), the amended New Tricom Concession will automatically have a term of 20 years.  Because the TCN Concession does not have a specified term, once approved by Indotel, the new term for the amended TCN Concession will be for 20 years.  Each of the amended New Tricom Concession and the amended TCN Concession, once amended, will be renewable for successive 20-year periods.  However, if the holder of a concession fails to comply with provisions of Law No. 153-98, Indotel is entitled to deny the request for a renewal of the concession.

E.                                      Current Operations

1.                                       Employees

As of September 30, 2007, the Debtors had 1,715 employees in the aggregate, with Tricom employing 1,397 persons, including 161 executives, directors and managers and 1,236 technicians, sales, service and staff employees.  TCN employed 309 persons, including thirteen executives and 296 technicians, sales, service and staff employees, and Tricom USA employed nine persons, including four executives.  The Debtors’ workforce is not unionized.

Employees in the Dominican Republic enjoy statutory severance benefits in the event their employment is terminated without cause.  These statutory benefits are calculated by reference to the length of the employee’s service pursuant to fixed formulas.  Employees with more than five years of service receive the greatest level of benefits, having the right to receive a severance payment equal to the sum of 23 days of salary for each year of employment and, at the lower end, after continuous employment of no less than three months and no more than six months, employees are entitled to an amount equal to six days ordinary salary, among other compensation established by the Labor Code of the Dominican Republic.  In addition, employees with more than three months of service terminated without cause are entitled to receive notice of the termination of their employment, which ranges from a minimum of seven days to a maximum of 28 days, based on the term of their employment.  If such prior notice is not provided, the employee is entitled to receive compensation equivalent to the applicable notice term, which shall not exceed 28 days of compensation.  Virtually all employees are entitled to some level of severance benefits, provided they have been employed for a minimum of three months.  All of the Debtors’ employees are eligible for severance payments, with the exception of those few persons employed by Tricom USA.

The Debtors have entered into retention agreements with 16 top executives (with the exception of Mr. Héctor Castro Noboa, Tricom’s President and CEO).  Eleven of these retention agreements provide for an additional 12 months of salary to the covered executive if (a) there occurs an assignment or change of more than 50% in the ownership or control of Tricom’s equity, regardless of the type of transaction triggering such assignment or change and (b) within six months from such assignment or change (“Covered Period”) (i) the employment relationship between Tricom and the covered executive terminates for any reason, other than for cause or resignation of the covered executive or (ii) a change of the covered executive’s obligations, level of authority or responsibility occurs.  The agreements for the other five employees provide for, among other things, 18 months of salary under similar conditions.  All of the retention agreements expire by their terms upon expiration of the Covered Period.

2.                                       Property, Plant and Equipment

The Debtors’ principal properties consist of a fiber optic network, satellite earth stations, nodes and real estate.  As of September 30, 2007, the net book value of the Debtors’ real estate and equipment was approximately $254 million.  The Debtors’ real estate holdings are strategically located throughout the Dominican Republic, providing the infrastructure for the telecommunications network and sales facilities.  Most of the Debtors’ properties are related directly to their telecommunications operations and are used for network equipment of various types, such as telephone exchanges, transmission stations, wireless point-to-point radio equipment and digital switching nodes.  Tricom’s headquarters is located at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic in a building which Tricom owns.  TCN is also headquartered at that location. The main operations center for both Tricom and TCN is located at Autopista Duarte Km. 14, La Venta, Dominican Republic.  Tricom USA maintains its headquarters at One Exchange Place, Suite 400, Jersey City, NJ 07302.

As a result of the Debtors’ financial problems (see Section II.A, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization”), for the past several years the Debtors have significantly reduced their capital expenditures.  The Debtors’ combined capital expenditures for 2003, 2004, 2005 and 2006 and their projected capital expenditures for 2007 were $15.0, $15.7, $28.9, $26.1, and 28.7 million respectively, an annual average of $22.8 million.  In contrast, for the years ended December 31, 2001 and December 31, 2002, the Debtors’ capital expenditures were approximately $113.3 million and $65.7 million respectively.  The levels of capital expenditures for 2003 through 2007 were not sufficient to allow the Debtors to upgrade their network infrastructure.  As a result, following their emergence from Chapter 11, the Debtors expect they will require substantial capital expenditures for the following business segments and purposes, including, but not limited to, the following:

•                  Replacing, before the end of 2008, obsolete wireless switching and cell site equipment;

•                  Digitalizing TCN’s cable head end and replacing certain customer set top boxes with digital equipment;

•                  Replacing certain aerial segments of Tricom’s wireline network (especially those with the highest count wires) to reduce cable theft and mitigate outages related to hurricanes;

•                  Investing in local loop switching infrastructure and plant to increase switching, fixed plant, and coverage capacity while replacing certain obsolete switching platforms; and

•                  Expanding international sub-sea and internet access.

F.                                      Current Performance

1.                                       2007 Year-to-Date Results through September 30, 2007

As reflected in the charts below, the Debtors’ operating revenues were $162.0 million for the nine-month period ending September 30, 2007, a decrease of approximately $0.8 million as compared to operating revenues of $162.8 million for the same period in 2006.(10)  Increases in mobile, data and internet and cable television revenues were offset by lower international long distance revenues.  During the first three quarters of 2007, the Debtors’ subscriber base continued to exhibit healthy growth, specifically in local access lines, data and internet services and cable television, and, at the same time, the Debtors benefited from a reduction in the churn associated with these services.

The Debtors’ consolidated operating costs and expenses during the first three quarters of 2007 were lower than during the comparable period for the prior year, totaling $167.3 million for the nine-month period ending September 30, 2007, compared to $175.9 million for the same period in 2006.  This change reflects the Debtors’ reduced depreciation and amortization from $37.6 million in the first three quarters of 2006 to $33.7 million in the first three quarters of 2007, a decrease of 10.3%, or $3.9 million.  SG&A expenses also decreased 3.0%, or $1.8 million, from $61.7 million in the first three quarters of 2006 to $59.9 in the first three quarters of 2007 and cost of sales and services decreased from $69.3 million in the first three quarters of 2006 to $65.6 million for the corresponding period in 2007.  Net interest expense increased $1.5 million during the first three quarters of 2007 compared to the corresponding period in 2006.

The Debtors’ net losses totaled $56.8 million, or $0.88 per share, for the nine month period ending September 30, 2007, compared to a $63.8 million, or $0.99 per share, net loss for the corresponding period in 2006.

(10) All figures for the nine month period ending September 30, 2007 are unaudited.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$ Thousands)

	YTD As Of
	September 30,
	2006	2007
	Audited	(Unaudited)

Operating revenues	$162,823	$162,046

Operating costs and expenses:
Cost of sales and services	69,343	65,642
Selling, general and administrative expenses	61,736	59,889
Depreciation and amortization	37,582	33,693
Special items and restructuring costs	7,214	8,027
Total operating costs and expenses	175,874	167,252

Operating income (loss)	(13,051)	(5,205)

Other income (expenses):
Interest expense	(51,538)	(53,174)
Interest income	710	887
Interest expense, net	(50,828)	(52,287)
FX gain (loss)	(8)	367
Other, net	355	300
Other expenses, net	(50,474)	(51,620)

Earnings (Loss) before income taxes	(63,525)	(56,826)

Income taxes, net	(270)	—

Net earnings (loss)	$(63,795)	$(56,826)

Earnings (Loss) per common share	$(0.99)	$(0.88)

Average number of common shares used in calculation	64,603	64,603

As a consequence of the Debtors’ default on the repayment of their debts (see Section II.A.6, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—Default on Unsecured Debt and Formation of Ad Hoc Committee”), their total debt, including borrowed funds, commercial paper and the current accelerated portion of the long-term debt remained essentially unchanged at September 30, 2007 compared to September 30, 2006.

As of September 30, 2007, the Debtors had approximately $29.7 million of cash on hand compared to the $27.0 million of cash on hand as of the end of the third quarter of 2006.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

(In US$)

	As Of September 30,
	2006	2007
	Audited	(Unaudited)

ASSETS
Current Assets
Cash and Cash Equivalents	$27,046,769	$29,664,494

Accounts Receivable:
Customers	16,305,917	16,880,019
Carriers	12,008,628	10,249,221
Related Parties	3,283	—
Other	1,728,689	1,426,993
	30,046,517	28,556,233
Allowance for doubtful accounts	(1,861,470)	(2,224,290)
Accounts receivable, net	28,185,047	26,331,943

Accounts receivable - Officers and Employees	65,880	33,860

Inventories	1,738,683	3,240,345

Certificates of deposit and other investments, net	664,277	509,386

Prepaid Expenses	10,583,239	10,421,627
Deferred Income Taxes	966,242
Total current assets	69,250,137	70,201,655

Property and Equipment	528,268,072	548,279,107
Accumulated Depreciation	(252,346,055)	(294,074,882)

Property and equipment, net	275,922,017	254,204,225

Other assets	6,279,740	7,158,077

	$351,451,894	$331,563,957

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(In US$)

	As of
	September 30,
	2006	2007
	Audited	(Unaudited)

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable:
Borrowed funds	$48,907,180	$49,116,119
Commercial paper	54,677,339	54,691,585
Current portion of long-term debt	324,050,826	324,153,716
	427,635,345	427,961,420

Capital leases	14,531,322	14,531,322

Accounts payable:
Carriers	13,084,715	10,246,902
Suppliers	11,256,189	9,026,558
Other	664,398	581,608
	25,005,302	19,855,068

Accrued expenses	12,580,810	16,755,908
Other liabilities	2,558,669	2,652,788
Deferred revenues	4,456,356	753,754
Deferred income tax		8,534
Interest payable	201,905,532	268,481,987
Total current liabilities	689,107,232	751,000,781

Reserve for severance indemnities	403,904	—

Deferred income taxes	433,896

Long term debt:
Credit Facilities	4,996,722	4,123,933
Total liabilities	694,507,858	755,124,714

Stockholder’s equity:
Class A Common Stock at par value RD$10:
Authorized 55,000,000 shares; 45,458,041 shares issued at December 31, 2005 and 2006	24,951,270	24,951,270
Class B Stock at par value RD$10:
Authorized 25,000,000 shares; 19,144,544 shares issued at December 31, 2005 and 2006	12,595,095	12,595,095
Additional Paid in capital	275,496,988	275,496,988
Retained earnings (loss)	(654,075,552)	(734,580,346)
Other comprehensive income - foreign currency translation	(2,023,762)	(2,023,762)
Stockholders’ equity, Net	(343,055,961)	(423,560,755)

	$351,451,894	$331,563,957

For more detailed financial information concerning Tricom and its affiliates, see Section IX, “Financial Information.”

G.            Trading of Tricom Stock and Current Ownership

1.             Delisting of Tricom’s American Depository Shares

Prior to May 19, 2004, Tricom’s American Depository Shares (“ADSs”) traded on the New York Stock Exchange (“NYSE”) under the ticker symbol TDR.  Pursuant to an agreement dated May 4, 1998 (the “Depository Agreement”), the Bank of New York (“BNY”) was appointed as the depository for the ADSs.  On May 11, 2004, the NYSE determined to suspend trading and to pursue the delisting of Tricom’s ADSs.  On May 19, 2004, Tricom’s ADSs began trading on the OTC Bulletin Board (the “OTCBB”), under the symbol “TRICY.OB”.  On July 25, 2004, the OTCBB suspended trading of Tricom’s ADSs, and the ADSs began trading on the “pink sheets” under the symbol “TRICY.PK”.  Trading on the pink sheets ceased on March 29, 2007.

In December 2006, BNY, as depository for Tricom’s ADSs, notified Tricom and the holders of Tricom’s ADSs that BNY was terminating the ADS facility effective March 29, 2007.  As a result of the termination, ADS holders have until March 2008 to surrender their ADSs to BNY and request delivery of the underlying shares upon payment of certain taxes and processing fees to BNY.  ADS holders who do not exercise this right will receive the net proceeds, if any, of the sale of the underlying shares in accordance with the Depository Agreement.  For further details, ADS holders should refer to the notice dated December 28, 2006 addressed to them by BNY.(11)

Upon the termination of the Depository Agreement, most of BNY’s obligations thereunder terminated.  As a result, BNY is not obligated to perform any functions in connection with voting the shares underlying the ADSs.  Any holder of ADSs that does not become a shareholder of record before the applicable record date will not be able to vote in the Tricom shareholders’ meetings which will be necessary to effect the restructuring contemplated by the Plan.  See Section II.D, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Initial Shareholders’ Meeting.”

On October 29, 2007, Tricom filed Form 15 with the SEC to terminate Tricom’s SEC reporting requirements.  As a result, Tricom is no longer required to file any annual or periodic reports with the SEC.

2.             Current Ownership of Tricom Stock

Tricom has two outstanding classes of common stock, Class A common stock (“Tricom Class A Stock”) and Class B stock (“Tricom Class B Stock”).  The table below sets forth certain information known to the Debtors as of approximately June 30, 2007 with respect to the beneficial ownership of the (i) Tricom Class A Stock (unless otherwise indicated) by each

(11) In addition, under Dominican corporate law, further action would be required by Tricom for a holder who opted to tender its ADSs, to become a shareholder of record of Tricom and be eligible to participate in any shareholders’ meetings.

person who beneficially owns 5% or more of the Tricom Class A Stock and all officers and directors as a group and (ii) Tricom Class B Stock.  Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them.

Each share of Tricom Class B Stock is freely convertible at any time into one share of Tricom Class A Stock, subject to adjustment, and may not be transferred except to Oleander Holdings, Inc. (“Oleander”), an affiliate of GFN Corporation, Ltd. (“GFN”), and Motorola, Inc. (“Motorola”) or any of their permitted transferees under the Current Shareholders’ Agreement (defined below).  Each share of Tricom Class B Stock has ten votes and each share of Tricom Class A Stock has one vote.  Oleander and Motorola own 100% of the outstanding shares of Tricom Class B Stock.

As of about June 30, 2007, (i) Manuel Arturo Pellerano Peña (“Mr. Pellerano”) directly, and (ii) a trust established for the benefit of Mr. Pellerano, his mother, his siblings and other members of his family, indirectly through wholly-owned subsidiaries controlled by the trust (collectively, Mr. Pellerano in his capacity as a direct holder and such wholly owned subsidiaries, the “GFN Affiliated Shareholders”) held approximately 55.9% of the voting power and 44.8% of the economic ownership of Tricom Stock (including shares of Tricom Class A Stock and Tricom Class B Stock owned by them).  Motorola holds approximately 32.3% of the voting power and 11.9% of the economic ownership of Tricom Stock.  The following chart illustrates the ownership of Tricom Stock as of June 30, 2007.(12)

		Class A%		Class B%	Total	Total%
		Economic		Economic	Shares	Economic	Voting
	Class A(13)	Ownership	ClassB	Ownership	Owned	Ownership	Control

GFN Affiliated Shareholders	17,453,874	38.4%	11,486,720	60.0%	28,940,594	44.8%	55.9%

Motorola	—	0.0%	7,657,818	40.0%	7,657,818	11.9%	32.3%

Marino A. Ginebra Hurtado and affiliate	3,306,037	7.3%	—	0.0%	3,306,037	5.1%	1.4%

Global Capital Finance Ltd.	3,030,303	6.7%	—	0.0%	3,030,303	4.7%	1.3%

Verkid Finance, S.A.,	3,030,303	6.7%	—	0.0%	3,030,303	4.7%	1.3%

Directors and executive officers as a group, other than Mr. Pellerano	98,873	0.2%	—	0.0%	98,873	0.2%	0.2%

Others(14)	18,538,655	40.7%	6	0.0%	18,538,661	28.6%	7.8%

Total	45,458,045	100%	19,144,544	100.0%	64,602,589	100%	100%

(12) This chart represents the current holders of Tricom Stock according to certain information in possession of the Debtors, including reports issued by BNY, as Transfer Agent, on or about June 26, 2007. The holdings and related percentages listed on the chart for GFN Affiliated Shareholders include shares resulting from a private placement of Tricom’s Stock effected in 2002 and the ADSs held by GFN Affiliated Shareholders.

(13)  Includes ADRs (American Depository Receipts).

Oleander, Motorola, Zona Franca San Isidro, S.A. and certain nominal shareholders designated by Tricom or the GFN Affiliated Shareholders are parties to an Amended and Restated Shareholders’ Agreement, dated May 8, 1998 (the “Current Shareholders’ Agreement”).  The Current Shareholders’ Agreement governs, among other things, the respective rights among the parties thereto with respect to the appointment of Tricom’s directors, including Tricom’s two (2) independent directors.  The Current Shareholders’ Agreement also governs the number of affirmative votes which must be obtained in order for Tricom’s Board of Directors to approve certain actions.  For a more detailed discussion of the Current Shareholders’ Agreement, see Tricom’s Form 20-F for the year ended December 31, 2006 annexed to this Disclosure Statement as Exhibit “5”.

3.             Current Management

Tricom is managed by a Board of Directors, the members of which, in accordance with its by-laws, are elected at the Annual General Meeting of Shareholders and serve for a period of one year or until the next Annual General Meeting of Shareholders.  The Board of Directors typically meets at least once every three months.  Each Director (when elected) holds office until the next Annual General Meeting of Shareholders following his election and until his successor is elected or until his earlier resignation or removal.  If any vacancies occur on the Board of Directors, or if the authorized number of directors is increased, the directors then in office may continue to act, and such vacancies may be filled by a majority of the directors then in office.

Pursuant to the Current Shareholders’ Agreement, Tricom’s Board of Directors is to consist of twelve members of which two are independent directors.  Tricom’s bylaws mandate that Tricom’s Board of Directors shall consist of up to fifteen and not less than eight directors.  Pursuant to the Current Shareholders’ Agreement, the GFN Affiliated Shareholders are entitled to appoint six directors plus one independent director and Motorola is entitled to appoint four directors plus one independent director.  The names of Tricom’s directors and executive officers as of December 31, 2007 are set forth below.

(14) The term “Others” refers to all other holders who do not individually hold 5% or more of Tricom Stock.  Such numbers reflect shares held by entities not otherwise included in this chart and include ADSs and shares resulting from the Placement.

Board of Directors

Name	Position

Appointed by GFN Affiliated Shareholders:

Ricardo Valdez	Chairman of the Board

Héctor Castro Noboa	Director and Acting Secretary

Pablo Linares	Director

Rosangela Pellerano Peña	Director

Manuel Arturo Pellerano Peña	Director

Adriano Tejada	Director

Aníbal de Castro(*)	Director

Appointed by Motorola, Inc.:

Thomas C. Canfield	Director

Gerald L. Gitner*	Director

Carlos Castillo	Director

James Deane	Director

Executive Officers

Héctor Castro Noboa	President, Chief Executive Officer

Erwin Méndez	Vice President, Finance & Administration

Ryan Larrauri	Vice President, Fixed Line Division

Marco Cabral	Vice President, Mobile Division

Bela Szabo	Vice President, International Division

Luis Ruiz	Vice President, Telecable

Julio German	Vice President, Engineering

(*) Independent Directors

H.            Related Parties(15)

Since Tricom’s formation in 1988, the majority of the Tricom Stock has been under the control of Mr. Pellerano, members of his family and certain entities in which he and members of his family hold a controlling interest.  From 1994 until late 2003, Mr. Pellerano was the Chairman of Tricom’s Board of Directors, its President and its Chief Executive Officer.  In late 2003, Mr. Pellerano resigned his position as Chairman of Tricom’s Board of Directors, and as Tricom’s President and Chief Executive Officer.  Mr. Pellerano does not currently hold an executive position with Tricom, but is a member of its Board of Directors.  The GFN Affiliated Shareholders have the right to appoint a majority of the members of Tricom’s Board of Directors and, indirectly, the right to control selection of Tricom’s management.

From time to time, the entities under the control of Mr. Pellerano and his family have been engaged in numerous businesses, including banking, insurance, credit card issuance, equipment leasing and securities brokerage-dealing.  Many of these interests were held by GFN International Investments Corp. (“GFN International”), a financial services holding company incorporated in the Cayman Islands, which as of December 31, 2002, was wholly owned and controlled by Mr. Pellerano and members of his family.  As of December 31, 2002, the Debtors believe GFN International was the parent company, directly or indirectly, of, among other entities, the following:

•      Banco Nacional de Crédito S.A., a Dominican Republic Bank (“Bancrédito Dominican Republic”);

•      Bancrédito (Panamá), S.A., a Panamanian Bank (“Bancrédito Panama”);

•      Bancredit Cayman, Ltd., a Cayman Islands Bank (“Bancredit Cayman”);

•      Acciones y Valores, S.A., a Dominican Republic broker-dealer (“ACYVAL”);

•      Compañía Nacional de Seguros, a Dominican Republic insurance company (“SEGNA”);

•      Grupo Financiero Nacional, S.A., a Dominican Republic holding company (“GFN, S.A.”); and

•      Compañía Nacional de Arrendamientos S.A., a Dominican Republic equipment leasing company (“Conaresa”);

(15) The information available to the Debtors concerning GFN and individuals and entities affiliated or formerly affiliated with GFN (other than the Debtors themselves) is limited.  The discussion in this Disclosure Statement regarding GFN and such affiliates is based on publicly available information, the Debtors’ overall understanding of these entities and a report issued by the Special Committee, as defined in Section II.A.10.  See Section II.A.10, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—2002 Private Placement Transaction, Special Committee Report and Restatement of 2002 Financial Statements.”

As of December 31, 2002, Mr. Pellerano was President of Bancrédito Dominican Republic, one of the largest commercial banks in the Dominican Republic, as well as Vice President of Bancrédito Panama and Vice President of the Board of Directors of Bancredit Cayman.  In addition, at that time, most of the Tricom directors named by certain of the GFN Affiliated Shareholders and certain of Tricom’s executive officers may have held, or previously held, positions with entities, other than Tricom and its subsidiaries, controlled by Mr. Pellerano and members of his family.  See Item 6, “Directors, Senior Management and Employees” in Exhibit “3”, Tricom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 for additional information.

Business conglomerates of this scope and diversity under the control of individuals and/or families are fairly common in the Dominican Republic.  Some other well-known family-controlled enterprises in the Dominican Republic include enterprises under the control of the León Jiménez, the Vicini, the Bonetti, the Hazoury, the Corripio, the Grullon and the Ramos families.  In addition, related-party transactions among affiliated companies that are part of such conglomerates are common.

For example, prior to 2004, various GFN affiliates provided the Debtors with a variety of services, including managerial, security and other professional services.  Tricom also leased equipment and premises from GFN and its affiliates, and was a party to capital leases with Conaresa.  During this time frame, the Debtors obtained insurance through SEGNA.  Certain of the Debtors also borrowed substantial funds from GFN International’s banking subsidiaries and maintained investments with these entities.  In turn, the Debtors provided telecommunications services to various GFN affiliates.

During 2001 and 2002, due to a decline in operating results and its general financial condition, Tricom was limited in its ability to access traditional financing sources to meet its capital requirements.  Similarly, it no longer had easy access to the international public debt markets to raise new financing.  As a result, various affiliates of GFN and GFN International, including Bancrédito Dominican Republic and Bancrédito Panama, extended significant amounts of credit to Tricom and limited financing to TCN.  This financing allowed Tricom to refinance certain existing obligations and provided additional working capital to Tricom and TCN.  Subsequently, Tricom took steps to reduce these obligations.  See Section II.A.4, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—Tricom Liquidity Issues.”

II.
KEY EVENTS LEADING TO THE SOLICITATION AND DECISION TO
COMMENCE VOLUNTARY CHAPTER 11 REORGANIZATION CASES

A.            Factors and Circumstances Leading to Reorganization

Commencing in 2001, a combination of macro-economic factors and circumstances specific to the Debtors contributed to a steady and significant decline in the Debtors’ operating performance and financial condition over the succeeding years and, ultimately, to the Debtors’ inability to satisfy the Unsecured Financial Claims and the decision to pursue a pre-packaged plan of reorganization.  These macro-economic conditions and factors specific to the Debtors included, among others, the following:

•      Worldwide decline in the telecommunications sector;

•      Adverse economic conditions precipitated by the events of September 11, 2001;

•      The Dominican Republic’s banking crisis of 2003 and the economic crisis affecting the country thereafter, including the devaluation of the Dominican peso;

•      The Debtors’ unprofitable investments in certain new business segments; and

•      Increased competition in Dominican markets for local, long distance and mobile services triggered by entry of multinational telecommunications providers.

1.             Downturn in Telecom Industry

Beginning in 2001, the Debtors’ liquidity was negatively impacted by a worldwide contraction in the telecommunications industry which began in 2000.  The reasons for the decline in the telecom sector were varied, but generally resulted from overcapacity, excess competition and the bursting of the technology bubble.  The worldwide telecommunications industry experienced a large number of bankruptcies and liquidations during 2001 and 2002.  During 2001, approximately 72 telecommunications companies commenced bankruptcy proceedings in the United States, resulting in the liquidation of 55 of these entities.  In 2002, 59 entities commenced bankruptcy proceedings in the United States, resulting in 23 liquidations.  All segments of the industry were affected, including competitive carriers, fiber long-haul providers, long distance resellers and internet providers/hosting companies.  Between 2001 and 2002, $250 billion of assets were affected by these telecom bankruptcies, and approximately $200 billion in liabilities were compromised.  Overall, the telecom downturn significantly limited the credit available to the industry and drove investors away from the telecommunications industry.  The industry did not begin to see signs of recovery until the end of 2003.

2.             Impacts of Events of September 11, 2001

Following almost a decade of economic expansion between 1992 through 2000, the Dominican Republic economy suffered, as did much of the world, from the effects of the terrorist attacks of September 11, 2001.  The events of September 11, 2001 had a particularly dramatic effect on the United States, the Dominican Republic’s largest trading partner.  The events contributed to rising petroleum prices, and a concomitant decline in Dominican tourism, the Dominican Republic’s principal economic activity, resulting in a deficit in the balance of payments between the Dominican Republic and the U.S.  During 2002, there was a general consensus that the Dominican economy had entered a recessionary period.

3.             Unprofitable Investments

Between 2001 and 2003, several of the Debtors’ lines of business and related investments proved to be unprofitable, resulting in the Debtors’ incurrence of substantial losses.  These investments included, among others, investments in Central America, investments in a wireless local loop network, and investments in broadband internet services for rural schools located throughout the Dominican Republic.

a.             Investments in Central America

Between 2000 and 2003, the Debtors invested approximately $50 million in Central America through Tricom Latinoamérica, S.A., a wholly owned subsidiary of Tricom organized on May 12, 2000 under the laws of the Cayman Islands.  Tricom Latinoamérica, S.A. acted as the holding company for Tricom’s telecommunications operations in Central America and the Caribbean.  The Debtors’ objective was to establish several wireless trunking businesses in Panama, El Salvador and Guatemala and to exploit what was then perceived to be a promising market for telecommunications services in those areas.  By December 31, 2003, Tricom Latinoamérica, S.A. had a book value of $49,228,323 and included a digital trunking network and business in Panama, as well as radio frequency rights in Guatemala and El Salvador.

By the third quarter of 2003, as a result of increased competition in Panama, the incurrence of substantial operating losses from its Panamanian operations, material litigation and the inability to make further investments, the Debtors elected to discontinue the Central American line of business and sell the related assets.  During the fourth quarter of 2003, the Debtors began negotiating with various Panamanian groups for the sale of these assets.  On February 19, 2004, the Debtors completed the sale of their Central American trunking assets (including a digital trunking network in Panama and radio frequency rights in Guatemala and El Salvador) to a group of Panamanian investors for a purchase price of approximately $12.5 million.  The purchase price was paid in installments from which Tricom realized approximately $10.7 million, net of expenses.  The Debtors reported losses from the discontinuance of their Central American operations, after minority interest, of $7.3 million in 2002 and $46.7 million in 2003.

b.             Investments in Wireless Local Loop Technology

In early 1999, the Debtors began investing in the deployment of wireless local loop (“WLL”) and fixed cellular technology to enable them to reach rural and suburban customers in the Dominican Republic which would otherwise be too expensive to reach with wireline copper facilities.  By the end of 2001, the Debtors’ $89 million investment in WLL facilities supported almost 68,000 customer locations with fixed WLL services.

Despite initial customer roll-out success, the Debtors experienced (i) lack of long-term vendor support and (ii) poor availability of electricity at customer premises, which made high cost, specialized battery packs essential for supporting customer phone services.  These imported battery packs had a life expectancy of 18 months.  However, higher than expected deployment and replacement of customer battery packs, especially in light of the escalating Dominican Republic’s currency devaluation, resulted in operating losses.  By mid-2002, the

Debtors elected to deemphasize the sale of WLL services, refocusing instead on wireline telephony and internet access.  By the third quarter of 2003, the Debtors had approximately 34,000 fixed wireless customers left, of which only 40% remained active by the end of the third quarter of 2007.

c.             Termination of Government Sponsored School Initiative

In March 2000, Tricom entered into a number of contractual agreements for the purchase of customer premises equipment, computers and broadband satellite links to implement a government-supported program awarded to Tricom for purposes of providing broadband internet to selected rural schools in the Dominican Republic.  The aggregate cost of the customer premises equipment for this program was approximately $6.3 million.  Prior to the end of 2002, the Dominican government cancelled its financial support for this initiative and suspended its payments to Tricom.  As a result, beginning in January 2003, Tricom defaulted on its own commitments for equipment and satellite links.  The Debtors estimate that an amount in excess of RD$45 million (then equivalent to approximately US$2 million) associated with this program could not be collected by Tricom from the Dominican government.

4.             Tricom Liquidity Issues

As a consequence of the combined effects of the downturn in the telecommunications industry, the effects of the events of September 11, 2001 and the losses incurred from the unprofitable investments described above, during 2001, 2002 and continuing into 2003, Tricom suffered from liquidity constraints and increasingly came to rely on short-term borrowings, as well as secured lending, for financial support.  As of December 31, 2001, December 31, 2002 and December 31, 2003, on a consolidated basis, Tricom and its subsidiaries’ current liabilities exceeded their current assets by $175.6 million, $86.5 million, and $497.2 million (after acceleration of essentially all of their long-term debt), respectively.

During 2001 and 2002, Tricom issued short term commercial paper to investors (denominated in both U.S. dollars and Dominican pesos) in the aggregate approximate principal amounts of US$38.1 million and RD$136.7 million, respectively (collectively, the “Original CPs”).  Maturity periods under the Original CPs ranged from approximately 30 days to one year.  Interest rates ranged from 8% to 12% for the Original CPs denominated in US$ and from 13% to 21% for the Original CPs denominated in RD$.

Historically, to meet their capital requirements, the Debtors relied on credit in the form of short-term loans from Dominican banks and related entities.  Dominican banks generally make short-term demand loans with the intention of renegotiating interest rates in the event market conditions change.  During 2002 and 2003, excluding the issuance of the Original CPs described above, the Debtors borrowed $70 million and $24 million, respectively, under short term financial obligations.  During the same period, the Debtors borrowed $21 million and $10 million on a secured basis from Dominican banks.

The Debtors’ worsening financial condition and exposure on both their short-term and long term debt obligations, raised concerns during 2002 that the Debtors would be unable to either repay or refinance these obligations at maturity.  In September 2002, Tricom retained Bear

Stearns & Co. to assist the Debtors in developing and implementing strategies to address their liquidity concerns and, specifically, to refinance or restructure the 11 3/8% Senior Notes.  Tricom, however, did not adopt any measures at that time.

In December 2002, a group of investors purchased shares of Tricom Class A Stock for an aggregate purchase price of approximately US$70 million (the “Placement”).(16)  The Debtors’ management believes that the proceeds of the Placement may have been used to satisfy indebtedness and other amounts then owed by Tricom to Bancrédito Dominican Republic, Bancrédito Panama, Bancredit Cayman, Conaresa and SEGNA.  See Section II.A.10, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—2002 Private Placement, Special Committee Report and Restatement of 2002 Financial Statements” for a more detailed discussion of the Placement.

On December 18, 2002, Tricom filed a registration statement with the SEC in connection with a proposed offer to exchange the 11 3/8% Senior Notes for new senior notes in the same aggregate principal amount with a later maturity.  However, as a consequence of the Debtors’ worsening financial condition and the banking crisis which occurred in the Dominican Republic in 2003, Tricom withdrew the registration statement.

Since the end of 2003, the Debtors have not obtained any new outside financing.

5.             Dominican Republic Banking and Liquidity Crisis of 2003

After a decade of strong economic growth, during 2003 the Dominican Republic experienced a banking crisis which required the intervention of the Central Bank of the Dominican Republic (the “Central Bank”) to avert a potential collapse of the Dominican banking system.

Starting in September 2002, Banco Intercontinental, S.A. (“Baninter”), the Dominican Republic’s second largest private bank at the time, began to experience a marked increase in withdrawals of its customer deposits.  As a result of an investigation of Baninter, stemming from a potential transaction to sell the bank, a fraudulent scheme involving double sets of accounting books was uncovered.  Due to the magnitude of the fraud, in April of 2002 the Monetary Board of the Dominican Republic (the “Monetary Board”), the highest regulatory body of the Dominican Financial and Monetary Administration, authorized the Central Bank to take control of the operations of Baninter.  In May 2003, the Governor of the Central Bank announced that the fraud at Baninter amounted to approximately RD$55 billion, or US$2.2 billion, at the exchange rate in effect at that time.  This announcement was followed by the eventual liquidation and dissolution of Baninter, authorized by the Monetary Board in July 2003.

Early in 2003, the Monetary Board announced that irregularities had been discovered at two other Dominican banks:  Bancrédito Dominican Republic, an affiliate of GFN

(16) All discussions of the Placement set forth in this Disclosure Statement are qualified in their entirety by the Debtors’ Management’s discussion of the Placement in Item 7 of Tricom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, attached to this Disclosure Statement as Exhibit “3”.

International and Tricom’s primary lender at the time, and Banco Mercantil.  According to the Monetary Board, such institutions exhibited weaknesses in financial controls, suffered from material interest rate gaps between assets and liabilities, and incurred substantial losses as a result of loans made to affiliated entities.

The failure of Baninter and the irregularities discovered at other Dominican banks were not anticipated by the Dominican financial markets.  Baninter’s failure had ripple effects throughout the Dominican banking system and profound adverse effects on the Dominican economy in general.  During 2003, it is estimated that the collapse of Baninter cost the Dominican Republic approximately 12% to 15% of its Gross Domestic Product and led to a 70% depreciation of the Dominican peso versus the U.S. dollar, as well as a quadrupling of the inflation rate.

Beginning in 2003, the Central Bank initiated measures to prevent the failure of the Dominican banking system.  These included providing essential financial support and facilitating the transfer of control of certain banking and financial institutions.  Certain of these measures involved the Debtors, GFN and current and former affiliates of GFN.  See Section II.A.11, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—Related Party Events.”

6.             Default on Unsecured Debt and Formation of Ad Hoc Committee

On September 2, 2003, the Debtors announced that they would not be making the interest payment due on the 11 3/8% Senior Notes.  In October 2003, the Debtors announced that they were suspending the payment of principal and interest on the Unsecured Financial Claims, and principal payments on their secured obligations.  This suspension of payments triggered a default on account of substantially all of the Unsecured Financial Claims.  On September 1, 2004, the Debtors announced that they would not be making the $200 million dollar principal payment due on the 11 3/8% Senior Notes.

Shortly after the September 2003 default, the Ad Hoc Committee was formed and retained counsel and financial advisors.  Discussions between and among the Debtors, GFN and affiliates of GFN and the Ad Hoc Committee were initiated.  To assist the Debtors in their restructuring efforts, in December 2003, Tricom retained Kevin Lavin of FTI as Chief Restructuring Officer.

7.             Divestiture of Central American Assets

As discussed in Section II.A.3.a, “Investments in Central America”, in February 2004, the Debtors sold their Central American operations, including Tricom’s digital trunking network in Panama and the Debtors’ radio frequency rights in Guatemala and El Salvador to various Panamanian groups.  As of December 31, 2003, these assets had a book value of $49,228,323.  The net sale price of these assets was $10,661,300, and as a result of the difference between the net sale proceeds and the net book value of these assets, the Debtors recorded a $38.6 million loss from impairment of assets held for sale in 2003.

8.             Devaluation of the Dominican Peso and Related Impacts

In connection with the banking crisis of 2003 and the recession that followed, according to the Central Bank, the average annual exchange rate of the Dominican peso to the U.S. dollar increased approximately 26.2%, 66.4%, and 36.1% in 2002, 2003, and 2004, respectively.  In turn, the annual inflation rate in the Dominican Republic was 10.5%, 42.7%, and 28.7% in 2002, 2003, and 2004, respectively.

The Debtors have and continue to derive a substantial portion of their revenue in Dominican pesos.  For 2003 and 2004, Tricom earned between 30.6% and 46.8% of its operating revenue in Dominican pesos and the remainder of its operating revenue in foreign currency, making it fairly sensitive to exchange rate fluctuations.  In addition, most of Tricom and TCN’s indebtedness and many of their other obligations are U.S. dollar denominated and, hence, must be paid in U.S. dollars.  For example, substantially all of the Debtors’ communications equipment vendors and cable programming providers require payment in U.S. dollars; likewise, electric and fuel expenses and many maintenance items in the Dominican Republic are pegged to the U.S. currency.  As a result, the dramatic and sustained devaluation of the Dominican peso, which occurred between 2002 and 2003 and continued into 2004, had a substantial adverse effect on the U.S. dollar value of the Debtors’ revenue and, hence, the ability of the Debtors to service their U.S. dollar denominated debt.  The Debtors did not have, and do not have, hedging or other arrangements in place to protect themselves against the adverse effects of currency fluctuations.

Moreover, the sustained economic recession in the Dominican Republic contributed to the decline in the Debtors’ operating and financial condition.  The country’s inflationary conditions led to a decline in real wages which contributed to a reduction in the usage and demand for the Debtors’ services.  In turn, this impacted the Debtors’ ability to purchase U.S. dollars in order to service the Debtors’ debt obligations.

During the fourth quarter of 2003, Tricom performed an annual impairment review and recorded a non-cash asset impairment charge of $191.3 million related to long-lived assets, goodwill, and other intangible assets.  See Tricom’s Annual Report on Form 20-F for the Fiscal Year ending December 31, 2004, annexed to this Disclosure Statement as Exhibit “3”.  These asset impairment charges, which recognized the eroding carrying value of the affected assets because such value exceeded projected future undiscounted cash flows, were driven primarily by the impact of currency devaluation together with competitive pressures on the Debtors’ telecommunication business.  In particular, Tricom recognized a $165.1 million impairment charge in relation to mobile network assets and certain other fixed assets.

9.             Increased Competition

Competition in the Dominican Republic’s telecommunications industry increased significantly in the early part of the millennium.  In addition to Codetel, the largest market supplier of telecommunications services, Tricom was, and still is, faced with well-capitalized competitors such as Orange and Centennial Dominicana.  Orange developed an aggressive marketing strategy of offering services at discounts and employed GSM technology, which made its services compatible with those used by tourists and visitors to the Dominican Republic.  Centennial Dominicana entered the market in 2000 through its 70% acquisition of All America

Cable & Radio, Inc.  Centennial Dominicana’s entry into the Dominican market resulted in the erosion of Tricom’s market share for wireless services.  Additionally, Tricom experienced higher costs for customer acquisitions due to greater competition and price compression.

10.           2002 Private Placement Transaction, Special Committee Report and Restatement of 2002 Financial Statements

a.             Introduction and Background

In December 2002, a group of investors purchased shares of Tricom’s Class A Stock for an aggregate purchase price of approximately US$70 million.  The circumstances surrounding the Placement ultimately led to the appointment of a special committee of the Board of Directors (the “Special Committee”) and restatement of Tricom’s financial statements for the year ended December 31, 2002.

In October 2004, Tricom’s former independent auditor, the member firm of KPMG International in the Dominican Republic (“KPMG”), advised Tricom’s Board of Directors that it was withholding its consent to filing Tricom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.  KPMG sought further clarification of the Placement, in which funds were loaned to the investors in the Placement by Bancrédito Panama, at the time an affiliate of GFN.  Tricom’s management believes that the proceeds of the Placement were used to satisfy indebtedness and other amounts then owed by Tricom to Bancrédito Dominican Republic, Bancrédito Panama, Bancredit Cayman, Conaresa and SEGNA, all of which at the time were affiliated entities.  In a letter dated November 1, 2004, KPMG requested that Tricom’s Board of Directors initiate an independent investigation of the Placement to determine whether any illegal acts occurred in any of the jurisdictions involved, i.e., the Dominican Republic, Panama, the Cayman Islands and the United States, and whether the Placement qualified to be recorded as equity on Tricom’s consolidated balance sheet as of December 31, 2002.  Subsequently, Tricom’s Board of Directors appointed the Special Committee, composed of Thomas Canfield, James Deane and Gerald Gitner to determine (i) whether Tricom had any undisclosed actual or contingent liabilities as a result of the Placement, (ii) other facts reasonably necessary to allow Tricom and its advisers to determine the appropriate accounting treatment to be given to the Placement, and (iii) such other matters as might be reasonably proposed by KPMG.  The Special Committee retained Hunton & Williams LLP as legal counsel, who in turn retained BDO Seidman LLP to assist them in analyzing certain accounting matters.  In a letter dated February 9, 2005, addressed to the Special Committee, KPMG requested that the scope of the Special Committee’s investigation be expanded to include any other related party transactions that may be directly or indirectly associated with the Placement.

b.             Special Committee Report

In September 2005, the Special Committee made available to Tricom’s Board of Directors and senior management its initial report (the “Special Committee Report”) summarizing the Special Committee’s findings through that time.  It contained observations to the following effect:

•              It is possible that Tricom may have certain undisclosed actual or contingent liabilities arising out of the Placement under the laws of the jurisdictions in which Tricom operated at the time of the Placement;

•              The disclosure as to the Placement and related transactions contained in Tricom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, may have been deficient and/or inconsistent with information presented to the Special Committee.  The Special Committee recommended that Tricom consider amending certain portions of that 20-F Annual Report; and

•              Varying conclusions can be reached as to whether Tricom properly accounted for the Placement, based on different hypothetical fact scenarios.  Under certain hypothetical fact scenarios, the accounting treatment of the Placement as equity would remain unchanged and under certain other hypothetical fact scenarios, the proceeds of the Placement would be recorded on Tricom’s consolidated balance sheet as at December 31, 2002 outside of permanent equity as “mezzanine financing”.

In addition, the Special Committee offered certain corrective recommendations on corporate governance and related matters, as described in Tricom’s Form 6-K report filed on December 9, 2005.

In May 2007, after the process of restating Tricom’s 2002 consolidated financial statements was essentially complete, Tricom’s Board of Directors voted to terminate the activities of the Special Committee.  Thereafter, counsel to the Special Committee updated the Special Committee Report and, in July 2007, delivered to Tricom’s Board of Directors the Special Committee’s final report.

c.             Restatement of 2002 Financial Statements

Following delivery of the Special Committee Report and appointment of its new auditors, Sotomayor & Associates LLP, Tricom analyzed the relevant findings of the Special Committee to determine what amendments to its Annual Report on Form 20-F for the fiscal year ended December 31, 2002, would be appropriate.  On several occasions during this process, Tricom’s representatives and auditors consulted with the Special Committee’s advisors on matters relevant to the accounting treatment of, and disclosure as to the circumstances surrounding, the Placement.  At the conclusion of this process, Tricom restated its 2002 consolidated financial statements to address the following:

•              The involvement of various related parties in the transactions constituting the Placement, including:  the participation of an affiliate of GFN and at least one of Tricom’s directors as investors in the Placement; the provision by Bancrédito Panama, at the time an affiliate of GFN, of financing for the entire purchase price of the shares sold in the Placement, apparently on a non-recourse basis and backed solely by the Tricom shares issued in the Placement; the use of the proceeds of the Placement to satisfy indebtedness and other amounts then owed by Tricom to Bancrédito Dominican Republic, Bancrédito Panama, Bancredit Cayman, Conaresa and SEGNA, all of which at the time were entities affiliated with the Debtors;

and payment of an arrangement fee to ACYVAL, a broker dealer that, at the time, was an affiliate of GFN;

•              After weighing various factors, Tricom’s management concluded that, on balance, and subject to the matters set forth in the Stockholders’ Equity footnote (see Exhibit “3”, Annual Report on Form 20-F for the fiscal year ended December 31, 2004), the Placement should continue to qualify as equity on Tricom’s consolidated balance sheet as of December 31, 2002; and

•              Disclosure of certain loss contingencies arising out of the Placement.

For further details concerning the Placement, the Special Committee Report and the resulting restatement of Tricom’s 2002 consolidated financial statements, see Exhibit “3”, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, which includes, in addition to the financial statements required by applicable regulations, Tricom’s restated audited consolidated balance as of December 31, 2002, and related footnotes.

11.           Related Party Events

a.             Related Party Borrowing and Commercial Paper Program

During 2002, the Debtors significantly increased their borrowing from, and other indebtedness to, various GFN affiliates from approximately $54 million as of December 31, 2001 to approximately $142 million by the end of 2002.  In addition, Tricom’s management believes that, on December 30 and 31, 2002, Tricom repaid approximately $68 million of its debts due to various GFN affiliates from the proceeds of the Placement.  See Section II.A.10, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—2002 Private Placement Transaction, Special Committee Report and Restatement of 2002 Financial Statements.”  Accordingly, as of December 31, 2002, approximately $74 million was owing to various GFN affiliates by the Debtors.

As previously noted, during 2001 and 2002, Tricom issued short term commercial paper to investors in the form of the Original CPs.  In order for Tricom to exchange the Original CPs for long term commercial paper, in March 2002, GFN Capital Corp. (“GFN Capital”) assumed from Tricom an obligation to pay approximately US$38.1 million and RD$137 million of the Original CPs, in exchange for which Tricom simultaneously issued new long term commercial paper to GFN Capital (the “GFN CPs”).  In effect, the Original CPs were “swapped” for the GFN CPs.

The Debtors are of the view that, except as noted below, some of the investors holding the Original CPs received payment from GFN Capital, and/or from affiliates of GFN, of the amounts due to them under the Original CPs.  The Debtors are not, however, in possession of any documents reflecting such payment.  From June 2003 through February 2005, Tricom made several payments in favor of certain third party holders of the Original CPs, who they believed had not otherwise been paid, in the principal amount of approximately US$4.3 million and RD$7 million.  Based on the fact that the Debtors have not received any demands over the last three years for payment of the Original CPs, the Debtors are of the view that the amounts owed under the Original CPs were either paid by the Debtors, GFN Capital and/or its various affiliates or otherwise settled.  The majority of GFN CPs that remain outstanding are currently held by Ellis Portafolio, S.A. (“Ellis Portafolio”) and various GFN affiliates.

b.             Tripartite Agreement

By early 2003, in connection with the Dominican Republic banking crisis, the Central Bank took steps designed to prevent the collapse of Bancrédito Dominican Republic.  Initially, the Central Bank utilized Central Bank rediscount facilities, and, thereafter, the Debtors believe, the Central Bank requested that GFN International sell Bancrédito Dominican Republic to a third party.  By the middle of June 2003, the Debtors understand that certain companies owned by Grupo Bancrédito S.A., including Bancrédito Dominican Republic, Bancredicard, S.A., ACYVAL, Bolsa de Valores, S.A. and Conaresa were sold to the León family, one of the wealthiest families in the Dominican Republic.  Conaresa was previously a holder of Unsecured Financial Claims.  See Section II.B.3.e, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Debtors’ Prepetition Debt Obligations—Unsecured Financial Claims—Conaresa Lease Claims/Deutsche Bank Claims.”  The Debtors believe, but are not able to independently verify, that the sale was backed by the Central Bank through a bank bailout package under which the Central Bank assumed certain obligations due to Bancrédito Dominican Republic by certain GFN affiliates, including Tricom.  Specifically, it is the Debtors’ understanding that (i) the Central Bank, (ii) Bancrédito Dominican Republic, (iii) GFN, S.A., (iv) ACYVAL, and (v) Messrs. Carlos Guillermo León and Manuel C. Peña-Morros, on behalf of the purchasers (collectively, the “León Asencio Family”) entered into an agreement dated July 2, 2003 (the “Tripartite Agreement”).(17)  Based on their review of the Tripartite Agreement, the Debtors believe that, under the Tripartite Agreement:

a)             Bancrédito Dominican Republic transferred to the Central Bank certain loans and other obligations due to it from certain affiliates of GFN, S.A., including Tricom, which were guaranteed by GFN, S.A. (the “GFN, S.A. Obligations”) in exchange for Cash and/or bank paper in an amount equivalent to these obligations.  The GFN, S.A. Obligations included approximately RD$10.6 billion, and US$156 million relating to commercial paper and other obligations placed through ACYVAL and/or Bancrédito Dominican Republic.

(17) Assuming the Tripartite Agreement is valid and in force, the Debtors cannot independently verify (i) whether the parties to the Tripartite Agreement have fulfilled their various obligations or exercised the various rights granted to them, including, but not limited to, the perfection of any collateral pledges, or (ii) whether the Tripartite Agreement has been amended or superseded by amendments or related supplements.

b)            GFN, S.A. agreed to repay the GFN, S.A. Obligations acquired by the Central Bank in five (5) years, subject to automatic renewal, with such obligations to bear interest at a rate of 2% payable annually.(18)

c)             GFN, S.A. established an escrow account in favor of the Central Bank in the amount of RD$1.8 billion.

d)            GFN, S.A., as security for its obligations under the Tripartite Agreement, pledged its shares in several of its affiliates, including Tricom, to the Central Bank and, in connection therewith, agreed that the express consent of the Central Bank would be required in order for it to make any variation to the percentage of its ownership in any of such affiliates.

e)             In the event of a change of over 10% in the ownership of the shares of any of the affiliates that make up the related party portfolio subject to the alleged pledge to the Central Bank  (which would include Tricom), such affiliate would lose the benefits of the Tripartite Agreement.

The Debtors do not know what ramifications may result, if any, if any provisions of the Tripartite Agreement, including the purported restriction on share transfers, are contravened.  See Section VI.C.4, “Certain Risk Factors Affecting the Debtors—Certain Dominican Legal and Regulatory Issues—Tripartite Agreement.”

c.             Litigation

The collapse of the banking system triggered a number of civil and criminal actions by the Dominican government and by holders of certificates of deposit or other instruments issued by the failing Dominican banks and their affiliates.  The largest civil action in which Tricom was included as a codefendant was an approximate US$156 million claim filed by holders of certificates of deposit and other instruments issued by Creditcard International, S.A., GFN Capital, GFN International, and Bancredit Cayman.  The trial court rendered a judgment against certain of the defendants; however, Tricom was not included among the defendants against whom the judgment was entered.  Following the initial judgment, certain parties to the judgment appealed the judgment to the Court of Appeals of the National District (the “Court of Appeals”).  The Court of Appeals upheld this decision on June 29, 2007, excluding Tricom from the judgment.  To date, Tricom has not been included in the parties found liable in this action.

The Court of Appeals also invalidated Section 1(b) of the Tripartite Agreement, which provides that the sum of one hundred fifty-six million U.S. dollars (US$156,000,000) that corresponds to the portfolio of commercial paper and instruments marketed and placed through ACYVAL, and/or Bancrédito Dominican Republic constitutes a contingent obligation of the

(18) The Debtors believe through public information and informal communications from certain GFN affiliates, that the Central Bank may have only disbursed RD$10.6 billion and approximately US$53 million under the Tripartite Agreement.  The Debtors believe that GFN S.A. and/or one of its affiliates has filed suit in a Dominican court seeking to recover the difference between the disbursement provided for in the Tripartite Agreement and the amount actually disbursed from the Central Bank on the theory that they may continue to be liable to Bancrédito Dominican Republic for such amount.

Central Bank if the issuers cannot redeem such instruments.(19)  The Court of Appeals held that Article 1(b) violated Dominican law prohibiting the Central Bank from assuming financial obligations of third parties.  Plaintiffs, and several defendants who were found liable, have appealed the judgment by the Court of Appeals to the Civil Chamber of the Supreme Court of Justice (the “Supreme Court”).  It is possible that the Court of Appeals’ decision could have an adverse effect on the Debtors.  See Section VI.G.2, “Certain Risk Factors Affecting the Debtors—Litigation Against the Debtors and Contingent Claims—Grupo Economico Lawsuit.”

Former investors of Bancrédito Dominican Republic’s offshore affiliates and holders of Bancrédito Dominican Republic certificates of deposit also brought a criminal action in the Dominican courts against Mr. Pellerano, GFN and certain of its affiliates, including Tricom, for alleged wrongdoing in connection with the Tripartite Agreement.  Tricom, GFN and certain of GFN’s affiliates entered into a number of settlements which resolved all monetary issues.  The trial court, however, found Mr. Pellerano guilty on certain criminal counts.  This ruling is currently under appeal.  The governmental authorities also brought charges against certain Bancrédito Dominican Republic officers, including Mr. Pellerano; however, such charges have been dismissed.

d.             Bancredit Cayman Liquidation and Litigation

Neither Bancrédito Panama nor its wholly owned affiliate, Bancredit Cayman, were parties to, or otherwise the subject of, the Tripartite Agreement.  In September 2003, Bancrédito Panama was intervened in Panama and a Panamanian intervener was appointed to oversee Bancrédito Panama.  At or about that time, the Cayman Islands Monetary Authority (“CIMA”) appointed controllers to operate Bancredit Cayman.  In November 2003, the Superintendency of the Banks of the Republic of Panama forced Bancrédito Panama into liquidation.  In turn, in April 2004, the controllers of Bancredit Cayman recommended to CIMA that Bancredit Cayman be placed into liquidation.  Thereafter, CIMA petitioned the Cayman Grand Court for a winding up order regarding Bancredit Cayman.  On May 31, 2004, the court granted the petition and appointed Richard Fogerty and G. James Cleaver, both of Kroll (Cayman) Limited, as Joint Official Liquidators (“JOLs”) of Bancredit Cayman.

On or about May 10, 2006, the JOLs filed a voluntary petition for relief under Chapter 15 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.  The JOLs sought recognition of the Bancredit Cayman liquidation as a Foreign Main Proceeding under section 1521 of the Bankruptcy Code.  On June 16, 2006, the Bankruptcy Court entered an order recognizing the proceeding as a Foreign Main Proceeding under section 1517 of the Bankruptcy Code (the “Recognition Order”).  In accordance with the Recognition Order, the JOLs have served subpoenas on, among others, Tricom, Tricom USA, and Sotomayor & Associates, the Debtors’ independent auditor.  Tricom, Tricom USA, and Sotomayor & Associates have each interposed objections to the subpoenas.

On or about November 16, 2007, and in connection with the Bancredit Cayman Chapter 15 Case, the JOLs commenced an adversary proceeding by the filing of a complaint (the “Bancredit Cayman Complaint”) against Tricom in the United States Bankruptcy Court for the

(19) Unofficial English translation of Article 1(b) of the Tripartite Agreement.

District of New Jersey (adversary no. 07-2595) pursuant to which the JOLs seek to recover $120 million from Tricom, plus interest and costs (the “Bancredit Cayman Action”).  The Debtors believe that the claims alleged in the Bancredit Cayman Action are unsubstantiated and without merit and, if necessary, intend to vigorously contest such alleged claims.(12)  See Section VI.G.1, “Certain Risk Factors Affecting Debtors—Litigation Against the Debtors and Contingent Claims—Claims Arising from the Placement and Other Claims.”

B.            Debtors’ Prepetition Debt Obligations

1.             Introduction

As of February 29, 2008, the Debtors will have approximately (i) $413.2 million of outstanding principal amount of Unsecured Financial Claims, including $200 million of principal under the 11 3/8% Senior Notes, and the balance arising under certain other credit facilities and unsecured debt instruments and (ii) $35.2 million of secured debt obligations.  As of February 29, 2008, the Debtors project that the accrued and unpaid interest on the Unsecured Financial Claims, calculated at the contract “non-default” rates, will be approximately $222.6 million.(21)

2.             Secured Lender Debt

a.             Credit Suisse Existing Secured Debt — $25,529,781.88

As of February 29, 2008, Credit Suisse will hold approximately $25,529,781.88 of principal amount of Tricom secured debt obligations which it acquired on the secondary market (the “Credit Suisse Existing Secured Debt”).  The Credit Suisse Existing Secured Debt consists of a number of promissory notes issued by Tricom under the following agreements:

(i)            Reconocimiento y Reestructuración de Deuda e inclusion de Garantía Hipotecaria (Debt Acknowledgement and Restructuring Agreement and Mortgage), dated April 30, 2002, between Banco BHD, S.A. and Tricom as issuer.  The promissory notes issued under this facility were issued on May 2, 2002 in amounts totaling $11,191,515.17, have varying maturity dates of approximately four to five years, and bear interest at 12%.  This obligation is secured by a first priority mortgage on five parcels of real property owned by Tricom (which include its headquarters building) and a separate pledge of certain vehicles and telecommunications equipment;

(ii)           Contrato de Préstamo con Garantía Hipotecaria (Loan Agreement and Mortgage), dated June 15, 2002, between Financial Card Corporation and Tricom.  The promissory note issued under this facility was issued on June 15, 2003 in the amount of $3,000,000, has a stated maturity of November 30, 2007, and bears interest at 12.5%.  This

(20) Statements contained in this Disclosure Statement shall not otherwise prejudice, affect or otherwise constitute a waiver of any of the Debtors’ rights or defenses in the Bancredit Cayman Action, the Bancredit Cayman Chapter 15 Case, and the Debtors’ Chapter 11 Cases.

(21) As used in this Disclosure Statement, the principal amount of the Unsecured Financial Claims and the Secured Claims, the accrued interest on such claims and holders of such claims are projected as of February 29, 2008.

obligation is secured by a first priority mortgage on one parcel of real property and a separate pledge of telecommunications equipment;

(iii)          A promissory note issued on August 4, 2003, to Banco Popular de Puerto Rico Sucursal Internacional in the amount of $3,000,000, which note bears interest at 5% and matured on September 9, 2003.  The note is secured by a pledge of certain telecommunications equipment; and

(iv)          Contrato de Préstamo con Garantía Hipotecaria y Prendaria (Loan Agreement, Mortgage, and Pledge), dated August 8, 2003, between Citibank N.A. and Tricom.  The promissory note issued under this facility was issued on September 29, 2003 in the amount of $10,000,000, was payable in 30 monthly installments and bears interest at 10%.  This obligation is secured by a mortgage on certain parcels of land and a separate pledge of certain telecommunications equipment.

b.             General Electric Existing Secured Debt — $4,642,760

As of February 29, 2008, General Electric Credit Corporation of Tennessee and General Electric Capital Corporation de Puerto Rico, Inc. (collectively, “GE”) will hold approximately $4,642,760(22) of principal amount of Tricom secured debt obligations (the “GE Existing Secured Debt”).  Tricom and Tricom USA are jointly and severally liable for the GE Existing Secured Debt under that certain Addendum to Chattel Mortgage Agreement Accessory to the Loan Agreement, dated July 22, 2005, among GE, Tricom and Tricom USA.  An amended and restated promissory note for the GE Existing Secured Debt was issued on July 22, 2005, in the amount of $6,000,000 which bears interest at 9%, and is payable in 84 monthly installments in various amounts as set forth in the note.  The GE Existing Secured Debt is secured by a pledge of certain telecommunications equipment.

c.             Banco del Progreso Existing Secured Debt(23)

As of February 29, 2008, Banco Dominicano del Progreso, S.A. (“Banco del Progreso”) will hold approximately $5,000,000 of Tricom secured debt pursuant to the Contrato de Préstamo con Garantía Hipotecaria (Loan Agreement and Mortgage), dated March 22, 2002, between Banco del Progreso and Tricom. An undated promissory note issued in connection with this facility matured on September 17, 2007 and bears interest at 11% (the “Banco del Progreso

(22) This amount assumes scheduled GE principal and interest payments made through February 29, 2008.  The payment on March 1, 2008 would reduce the principal amount of the GE Existing Secured Debt to approximately $4,569,428.

(23) The Credit Suisse Existing Secured Debt, GE Existing Secured Debt, and the Banco del Progreso Existing Secured Debt shall together be referred to collectively as the “Existing Secured Debt”.

Existing Secured Debt”).  This obligation is secured by a first priority mortgage on nine parcels of land owned by Tricom, including Tricom’s operations center on Avenida Duarte.(24)

3.             Unsecured Financial Claims

DUE TO SECONDARY TRADING OF THE UNSECURED FINANCIAL CLAIMS, THE DEBTORS ARE UNABLE TO IDENTIFY ALL CURRENT HOLDERS OF SUCH CLAIMS, EXCEPT TO THE EXTENT THAT THE CURRENT HOLDERS OF THE UNSECURED FINANCIAL CLAIMS ARE AFFILIATED PARTIES OR REQUIRE THE DEBTORS’ CONSENT TO THE TRADE.

a.             11 3/8% Senior Notes – $200 Million

In August 1997, Tricom issued $200 million of 11 3/8% Senior Notes due September 1, 2004, in accordance with the Indenture dated August 21, 1997, with the Bank of New York as Indenture Trustee.  Interest accrues on the 11 3/8% Senior Notes at the rate of 11-3/8% and is payable semi-annually.  The 11 3/8% Senior Notes are unsecured obligations of Tricom and guaranteed by certain Tricom subsidiaries, including TCN and Tricom USA.

b.             Commercial Paper – $54,665,405

As of February 29, 2008, the Debtors will have approximately $54,665,405 principal amount of commercial paper obligations (the “Commercial Paper”) due and owing to approximately nine holders, including holders who acquired such debt on the secondary market and the Affiliated Creditors.  The Affiliated Creditors hold $36.3 million of the Commercial Paper.  The Commercial Paper bears interest at rates between 11% and 29% and are either payable on demand or have relatively short term maturities.  The Commercial Paper has matured and Tricom is in default of its obligations thereunder.

c.             Unsecured Financial Institution Debt – $101,588,054

As of February 29, 2008, the Debtors will have outstanding approximately $101,588,054 principal amount of unsecured debt obligations owed to various financial institutions (the “Unsecured Financial Institution Debt”), including holders who acquired such debt on the secondary market and Affiliated Creditors.  The Unsecured Financial Institution Debt is part of the Unsecured Financial Claims.  $21.4 million of the Unsecured Financial Institution

(24) On or about February 5, 2007, the Debtors received notice of a Payment Opposition (a vehicle recognized in the Dominican Republic that puts the recipient on notice that the issuer of the Payment Opposition is owed debts by a creditor of the recipient) from Tenedora Pelicano, S. A. and Gaviota del Sol, S. A. (the “Banco del Progreso Payment Opposition”), which prohibited the Debtors from making any payment to or for the benefit of Banco del Progreso up to the amount of approximately US$2,000,000.  On September 13, 2007, both companies, along with Oldmist S. A., notified Tricom of another Payment Opposition regarding Banco Del Progreso and, in such opposition, raised the amount subject to the opposition to approximately US$12,000,000 in the aggregate.  Accordingly, the Debtors are prohibited, at this time, from making any payments to Banco del Progreso or any other party on account of the Banco del Progreso Existing Secured Claims.  Notwithstanding the inability to make any payments on account of the Banco del Progreso Existing Secured Claims because of the Payment Opposition, the Debtors believe that, as a result of the maturity of the debt on September 17, 2007, it is proper to cease accruing interest on such Claims.

Debt is owed to Affiliated Creditors.  These obligations include promissory notes with varying maturities, demand notes, $1.056 million of expired purchase financing arrangements for Softnet Systems, and $616,000 related to the cancellation notice period for satellite network connectivity for Loral Cyberstar, Inc. and bear interest at various rates.  All such obligations have matured either by their terms or by acceleration.

d.             Unsecured Claims Under Export Credit Agency Obligations (including EXIM Bank and Export Development of Canada) – $41,603,013

Tricom, as borrower, the International Bank of Miami, as lender, Tricom USA, as guarantor, and the Export Import Bank of the United States are parties to a Credit Agreement dated as of July 19, 2000 (the “EXIM Credit Agreement”).  Pursuant to the EXIM Credit Agreement, Tricom issued three promissory notes to the International Bank of Miami:

(i)            a promissory note dated June 15, 2001 in the amount of $23,015,265.93 which bears interest at 6.48% and is payable in ten (10) semi-annual installments starting on June 15, 2002.  As of February 29, 2008, the principal amount outstanding on this promissory note will be $18,412,212.75;

(ii)           a promissory note dated December 15, 2001, in the principal amount of $3,317,888.25, which bears interest at 5.75% and is payable in ten (10) semi-annual installments starting on June 15, 2002.  As of February 29, 2008, the principal outstanding on this promissory note will be $2,654,310.59; and

(iii)          a promissory note dated June 17, 2002, in the amount of $7,740,808.20, bearing interest at a rate of 5.60% and payable in nine (9) semi-annual installments starting on December 15, 2002.  As of February 29, 2008, the principal outstanding on this promissory note will be $6,880,718.40.

Tricom, as borrower, The International Bank of Miami, as lender, Tricom USA, as guarantor, and the Export Import Bank of the United States are also parties to a Facility Agreement (the “Facility Agreement”), dated as of November 27, 2000, for the purchase of goods and services exported from the United States.  The Facility Agreement was further amended by a Letter Agreement dated as of April 2, 2002.  Pursuant to the Facility Agreement, as amended, Tricom issued ten (10) promissory notes as follows:

•      A promissory note dated December 15, 2001, in the principal amount of $5,426,869 bearing interest at a rate of 5.75% and payable in eight (8) semi-annual installments starting on March 25, 2002.  As of February 29, 2008, the principal outstanding on this promissory note will be $3,391,793.54;

•      On March 18, 2002, Tricom issued seven (7) promissory notes under the Facility Agreement in the aggregate principal amount of $9,067,283.54.  These notes bear interest at 5.51%, 5.72% or 5.86% annually and are payable in semi-annual installments over periods ranging between four (4) and five (5) years.  As of

February 29, 2008, the principal outstanding on these promissory notes will be $7,057,637.54; and

•      On June 17, 2002, Tricom issued two (2) promissory notes, one in the amount of $1,571,916.99, bearing interest at 4.90% and payable in nine (9) semi-annual installments, and another in the amount of $1,077,172.88, bearing interest at 5.06% and payable in ten (10) semi-annual installments.  As of February 29, 2008, the principal outstanding on these promissory notes will be US$2,084,340.40.

Tricom, as borrower, Export Development Canada, as Lender, and Tricom USA, as guarantor, are parties to a Credit Agreement dated as of May 27, 2002 (the “EDC Credit Agreement”).  Pursuant to the EDC Credit Agreement, Tricom issued a promissory note to Export Development Canada dated June 14, 2002, in the amount of $1,870,000.00, which bears interest at a floating rate equal to LIBOR plus 4% and is payable in five (5) semi-annual installments starting on September 30, 2002.  As of February 29, 2008, the principal outstanding on this promissory note will be $1,122,000.

e.             Conaresa Lease Claims/Deutsche Bank Claims –$15,377,825(25)

Between May 1999 and January 2001, Tricom entered into eighteen different lease agreements (collectively, the “Conaresa Leases”) with Conaresa, pursuant to which Tricom leased certain vehicles and telecommunications equipment in return for monthly rent payments.  The rent payments included imputed interest relative to the financing of the leased assets and the corresponding Tax on the Transfer of Industrialized Goods and Services (“ITBIS”).  The original term of the leases was 48 months.  In addition, purchase option agreements were entered into by Tricom and Conaresa whereby Conaresa granted Tricom an option to purchase the leased equipment upon expiration of the term of the corresponding leases for a fixed price.  On April 1, 2002, the Conaresa Leases were amended to increase the lease term to 60 months and to adjust the amount of the monthly rent installments.  In July 2003, Tricom defaulted on its payment obligations under the Conaresa Leases.

On December 31, 2003, an undivided 28.08% interest of the amounts owed to Conaresa under the Conaresa Leases was assigned by Conaresa to GFN Capital.  The Conaresa Leases were not assigned to GFN Capital by Conaresa.  In connection with the foregoing assignment to GFN Capital, a promissory note in the principal amount of $3,454,997 was issued to Ellis Portafolio at the direction of GFN Capital.

Following Tricom’s payment default under the Conaresa Leases, a dispute arose between Tricom and Conaresa over the amount due under the Conaresa Leases.  Among other issues, Conaresa disputed that an undivided 28.08% interest in the principal amount of the Conaresa obligations was assigned to Ellis Portafolio; instead, Conaresa alleged that certain leases were assigned to Ellis Portafolio.  The parties also disagreed as to the applicable rate of

(25) Total includes $3,454,997 promissory note issued to Ellis Portafolio and $11,922,828 promissory note assigned to Deutsche Bank.

interest to be applied to the underlying obligations and the extent other charges were properly assessable under the Conaresa Leases.

On August 2, 2007, Conaresa entered into an assignment agreement with Northbridge Enterprises, Inc. (“Northbridge”) pursuant to which Conaresa purportedly assigned and transferred to Northbridge certain of its monetary claims under the Conaresa Leases.

Tricom’s disagreement with Conaresa and Northbridge was further complicated by unrelated disputes between GFN, S.A. and Conaresa which led to the service of certain Payment Oppositions upon Tricom by GFN, S.A. and its assignee, Artag Meridian, Ltd. (“Artag”), which had the effect of precluding Tricom from making any payments to Conaresa or Northbridge and attendant litigation in the Dominican Republic between Conaresa and GFN, S.A. relating to the Payment Oppositions.(26)

On December 21, 2007, following extensive negotiations, Tricom, Conaresa, Northbridge, GFN, S.A., GFN Capital, Ellis Portafolio and Artag reached a global compromise, documented through various agreements, of their respective disputes.  The Conaresa dispute presented a significant obstacle to the restructuring process. Accordingly, the resolution thereof greatly facilitated the ability of the Debtors, the Ad Hoc Committee and the Affiliated Creditors to move forward with their negotiations, the completion and execution of the Second Amendment to the PSA and preparation of the requisite Plan-related documentation.  Specifically, in connection with the global settlement, Tricom, Conaresa and Northbridge agreed upon the amount of principal and outstanding interest owed to Conaresa under the Conaresa Leases and the rate of interest to be applied going forward.  In connection with the global resolution, Tricom entered into a Settlement, Termination and Release Agreement with Conaresa and Northbridge (the “Conaresa Settlement Agreement”).  Pursuant to the Conaresa Settlement Agreement, mutual releases were exchanged and all claims held by Conaresa and Northbridge against Tricom in connection with the Conaresa Leases were settled through the issuance by Tricom of a promissory note to Northbridge in the amount of $17,655,970 comprised of (i) $11,922,827.56 of principal and (ii) $5,733,142.44 of past due interest (the “Northbridge Promissory Note”).  The Northbridge Promissory Note bears interest at 13% per annum on the $11,922,827.56 principal amount only, and Northbridge is not entitled to accrue interest on the $5,733,142.44 of past due interest.  In addition, Tricom made a separate payment of $1,112,796 to Northbridge.  Contemporaneously with the execution of the Conaresa Settlement Agreement, the Northbridge Promissory Note was sold and assigned to Deutsche Bank.  Lastly, all related litigation between Conaresa and GFN, S.A. was resolved, and all pending Payment Oppositions served on Tricom were withdrawn.

Also in connection with the global resolution, Tricom USA entered into a Supplementary Settlement Agreement with Artag that provided for a payment of $987,500 from Tricom USA to Artag in consideration for certain releases and the discontinuance of certain litigation as set forth in such agreement.  Pursuant to the Supplementary Settlement Agreement,

(26) Under the laws of the Dominican Republic, Payment Oppositions are ex parte notices which put the recipient on notice that the issuer of the Payment Opposition is owed debts (either directly or indirectly) by a creditor of the recipient, and therefore, payments to such creditor should be frozen until the creditor satisfies its payment obligations to the issuer of the “Payment Oppositions.

if certain conditions are not met, such as authorization by the GFN Affiliated Shareholders to file the Chapter 11 Cases and the release of such authorization, despite successful solicitation of a prepackaged bankruptcy and having obtained the requisite majorities required to confirm the Plan, the payment to Artag must be returned to the Company by GFN, S.A. or Artag, provided the failure to satisfy such condition is directly attributable to the conduct of GFN, S.A. or its affiliates.

C.            Formation of Ad Hoc Committee and Negotiations With Creditors

As a result of Tricom’s decision to suspend payment of principal and interest on the 11 3/8% Senior Notes and other Unsecured Financial Claims (see Section II.A.6. “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—Default on Unsecured Debt and Formation of Ad Hoc Committee), in late 2003, a group of certain holders of the 11 3/8% Senior Notes and certain holders of other Unsecured Financial Claims formed the Ad Hoc Committee and retained Manatt, Phelps & Phillips LLP, as legal advisor, and Chanin Capital Partners as financial advisor.  Beginning in or about early 2004, representatives of the Debtors, the Ad Hoc Committee, the GFN Parties and their respective legal and financial advisors commenced discussions regarding a potential consensual restructuring of the Debtors’ secured and unsecured obligations.

The parties to such discussions recognized that a major deleveraging of the Debtors’ balance sheet was required in order for the Debtors to compete successfully going forward.  In light of the Debtors’ diverse stakeholders and the lack of a tested and reliable statutory scheme under Dominican law governing corporate rehabilitation, the parties eventually agreed that a rehabilitation under the Bankruptcy Code through the mechanism of a pre-packaged plan of reorganization would provide the most feasible and economic means for achieving the Debtors’ financial restructuring.  The process of negotiating, documenting and achieving consensus on the terms for the financial restructuring took several years due to several factors including, but not limited to:

•      the magnitude of the Existing Secured Debt and Unsecured Financial Claims;

•      the Debtors’ diverse creditors and shareholders;

•      the condition of the Dominican economy;

•      the level of competition in the Dominican telecom sector and the effect of the Dominican economic recession on the Debtors’ operating results;

•      various criminal and civil actions brought against Tricom, GFN, certain of GFN’s affiliates and Tricom’s senior management; and

•      Turnover in Tricom’s senior management.

During this time, the Debtors did not enter into any type of formal or written forbearance arrangement with their creditors and, thus, had no assurance that one or more of such creditors would not attempt to exercise rights to collect debts owed to them or take other actions, including, without limitation, the exercise of provisional remedies under Dominican law.

During the course of the negotiations, the parties exchanged different proposals for the Debtors’ financial restructuring, the principal components of which called for (i) a substantial reduction in the Debtors’ unsecured indebtedness through the conversion of such indebtedness into 100% of the equity to be issued by a reorganized entity and Tricom’s issuance of a series of new notes to be secured by junior liens on Tricom’s assets and (ii) the issuance of new senior secured notes to the holders of secured obligations or such other treatment of Tricom’s secured indebtedness, which would have the effect of leaving these interests unimpaired under the Bankruptcy Code.  These proposals became the basis for a comprehensive restructuring of the Debtors’ obligations, which has led to the Plan that is the subject of this Disclosure Statement.

In January 2007, the Debtors, the Affiliated Creditors, and the Ad Hoc Committee agreed upon the final terms for the restructuring of the Debtors’ indebtedness to be embodied in a plan of reorganization.  Those terms were memorialized in a term sheet, which was subsequently amended on December 21, 2007 (as amended, the “Term Sheet”).  The Term Sheet is the foundation for the Plan.  As earlier contemplated, the parties agreed that the relief accorded by chapter 11 would help maintain the confidence of the Debtors’ creditors and enable the Debtors to take the necessary actions to protect and enhance their businesses and the value that will inure to creditors.  To this end, the Debtors, the Ad Hoc Committee, and the GFN Parties agreed that a “prepackaged” chapter 11 would be the best vehicle to implement the proposed restructuring.

In connection with the negotiation of the Term Sheet, the Debtors, the Ad Hoc Committee and the Affiliated Creditors entered into the Plan Support and Lock-Up Agreement.  In connection with the execution of the Plan Support and Lock-Up Agreement, the Debtors and Credit Suisse entered into an agreement that provides for certain additional terms and conditions for the implementation of certain provisions of the Plan Support and Lock-Up Agreement relating to Credit Suisse.

Approximately 35 holders of Unsecured Financial Claims representing approximately 72% of the principal amount of such Claims, and 100% of the holders of the Credit Suisse Existing Secured Claims have executed the Plan Support and Lock-Up Agreement.  The parties to the Plan Support and Lock-Up Agreement have exchanged signatures.  The Plan Support and Lock-Up Agreement was subsequently amended on two occasions by the following: (i) Amendment to Plan Support and Lock-Up Agreement dated as of August 31, 2007 (the “First Amendment”) and (ii) Second Amendment to Plan Support and Lock-up Agreement dated as of December 21, 2007 (the “Second Amendment”).  The number of creditors that executed both the First Amendment and the Second Amendment was in excess of the majority of original signatories to the Plan Support and Lock-Up Agreement required by the terms thereof to make each amendment effective.

Pursuant to the express terms of the Plan Support and Lock-Up Agreement, those creditors who have executed the Plan Support and Lock-Up Agreement (the “Supporting Creditors”) have agreed, among other things, (i) to vote all of their claims (including claims subsequently acquired by them) to accept the Plan, (ii) to generally refrain from taking action inconsistent with the process by which the Debtors will seek confirmation of the Plan, and (iii) not to assign, pledge, sell or hypothecate all or any portion of their claims, unless the transferee agrees to become a party to the Plan Support and Lock-Up Agreement pursuant to a form of transferee undertaking attached thereto.

In certain circumstances, a Supporting Creditor has the right to terminate the Plan Support and Lock-Up Agreement, but only as to that Supporting Creditor, in advance of the Debtors’ solicitation of votes for the Plan.  As of the date hereof, with the exception of one notice which the Debtors do not consider to be valid, the Debtors have not received any such terminations.(27)  The Plan Support and Lock-Up Agreement also provides that it may be terminated by the signatories thereto (but only as to such signatories) prior to commencement of the Debtors’ Chapter 11 Cases if any of the following events occurs and is not waived in accordance with Section 16 of the Plan Support and Lock-Up Agreement:

•      Tricom has not called, on or before five (5) business days from the date of the Second Amendment, in accordance with its constituent documents, a new shareholders’ meeting for purposes of authorizing the filing of the Chapter 11 Cases in the form and substance provided for in the Second Amendment (the “Restructuring Shareholders’ Meeting”) to be held not later than February 1, 2008 (the “Restructuring Shareholders’ Meeting Date”);(28)

•      Any and all existing material disputes regarding or in connection with any Existing Secured Debt and/or Unsecured Claims (as defined in the Term Sheet), including, without limitation, the Unsecured Claims described in items 4 and 19 through 36 of Schedule 1 to the Term Sheet are not resolved to the satisfaction of the Ad Hoc Committee, in its sole and absolute discretion, on or before February 1, 2008;(29)

•      The Holding Company has not been incorporated in Bermuda (or authorized to be incorporated in Bermuda by the Bermuda Monetary Authority) or an alternative jurisdiction to the satisfaction of the Ad Hoc Committee, in its sole and absolute discretion, on or before February 1, 2008; and

(27) On or about September 5, 2007, the Debtors received notice from Cheyne Capital International Limited (on behalf of Cheyne Latam High Income Fund) (“Cheyne”) purporting to terminate Cheyne’s status as a signatory to the Plan Support and Lock-up Agreement.  Cheyne’s notice was deficient in several respects and the Debtors have notified Cheyne in writing that they do not consider the purported termination to be valid.

(28) Notice of the Restructuring Shareholders’ Meeting was sent to Tricom’s shareholders on or about December 27, 2007 in accordance with the Second Amendment. The Restructuring Shareholders’ Meeting is scheduled for January 31, 2008.

(29) All material disputes regarding Items 4 and 19 through 36 of Schedule 1 to the Term Sheet were resolved on December 21, 2007 pursuant to the Conaresa Settlement Agreement.  See Section II.B.3.e, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Debtors’ Prepetition Debt Obligations—Unsecured Financial Claims—Conaresa Lease Claims/Deutsche Bank Claims.

•      The Debtors have not commenced the Chapter 11 Cases in the Bankruptcy Court, together with the filing of the Plan and Disclosure Statement with the Bankruptcy Court, on or before February 29, 2008;

In addition, under certain circumstances occurring subsequent to the commencement of the Debtors’ Chapter 11 Cases, each Supporting Creditor has the right to terminate the Plan Support and Lock-Up Agreement as to that Supporting Creditor.  If a sufficient number of Supporting Creditors terminate the Plan Support and Lock-Up Agreement such that the Debtors no longer have the support of all holders of impaired Secured Lender Claims and at least two-thirds in amount and one-half in number of the holders of Unsecured Financial Claims, the Plan Support and Lock-Up Agreement will automatically terminate by its terms.

As noted above, pursuant to the Plan Support and Lock-Up Agreement, among other things, the Debtors have agreed to commence the Chapter 11 Cases on or before February 29, 2008, and to use commercially reasonable efforts to, among other things, (i) obtain confirmation of the Plan consistent in all respects with the Term Sheet and (ii) promptly consummate the Plan following confirmation.

If sufficient votes are received in number and amount to enable the Bankruptcy Court to confirm the Plan, the Debtors intend to authorize and file voluntary petitions for reorganization and to seek, as promptly as practicable thereafter, confirmation of the Plan.

D.            Initial Shareholders’ Meeting

Article 20 of Tricom’s bylaws requires the affirmative vote of two-thirds of the outstanding shares entitled to vote in order to approve the filing of a bankruptcy petition.  Article 33(c) of TCN’s bylaws requires the affirmative vote of 51% of the outstanding shares entitled to vote in order to approve the filing of a bankruptcy petition.  Tricom USA’s bylaws do not have such a requirement.  On January 31, 2008, in accordance with the Plan Support and Lock-up Agreement, Tricom and TCN will conduct their shareholders’ meetings to submit for approval the filing of their respective Chapter 11 Cases.  Tricom USA’s Board of Directors will also authorize the filing of the Tricom USA Chapter 11 Case on or before that date.  On or about December 27, 2007, in accordance with the Plan Support and Lock-up Agreement, Tricom mailed notice to its shareholders of the meeting to approve the filing of the bankruptcy petition.  TCN provided such notice to its shareholders on or about January 11, 2008.

III.

ANTICIPATED EVENTS DURING THE CHAPTER 11 CASES

The Debtors intend to obtain certain orders from the Bankruptcy Court designed to minimize disruptions of business operations, address administrative matters and to facilitate their reorganization.  These include, but are not limited to, the following:

A.            Retention of Professionals

1.             Morrison & Foerster LLP

To assist them in carrying out their duties as Debtors in Possession and to represent their interests otherwise in the Chapter 11 Cases, on the Petition Date, the Debtors intend to file with the Bankruptcy Court an application seeking entry of interim and final orders authorizing the Debtors to retain Morrison & Foerster LLP as their restructuring counsel.

2.             FTI Consulting, Inc.

To assist them in carrying out their duties as Debtors in Possession and to represent their interests otherwise in the Chapter 11 Cases, on the Petition Date, the Debtors intend to file with the Bankruptcy Court an application seeking entry of interim and final orders authorizing the Debtors to retain FTI Consulting, Inc. as their financial advisor.

3.             Sotomayor & Associates LLP

On the Petition Date, the Debtors intend to file with the Bankruptcy Court an application seeking entry of interim and final orders authorizing the Debtors to retain Sotomayor & Associates LLP as the Debtors’ auditors and accounting and tax advisors.

4.             Squire, Sanders & Dempsey Peña Prieto Gamundi

On the Petition Date, the Debtors intend to file with the Bankruptcy Court an application seeking entry of interim and final orders authorizing the Debtors to retain Squire, Sanders & Dempsey Peña Prieto Gamundi as the Debtors’ special Dominican Republic legal counsel.

5.             Thompson Hine LLP

On the Petition Date, the Debtors intend to file with the Bankruptcy Court an application seeking entry of interim and final orders authorizing the Debtors to retain Thompson Hine LLP as the Debtors’ U.S. corporate and securities counsel and conflicts counsel.

6.             Kurtzman Carson Consultants LLC

On the Petition Date, the Debtors intend to file with the Bankruptcy Court an application seeking entry of interim and final orders authorizing the Debtors to retain Kurtzman Carson Consultants LLC as the Debtors’ official claims, noticing and balloting agent.

7.             Ordinary Course Professionals

In addition, the Debtors, on the Petition Date, may file with the Bankruptcy Court a motion seeking authority to employ certain professionals, utilized in the ordinary course, to assist in the Debtors’ day-to-day business operations.

B.            Financing

1.             Unencumbered Cash

The Debtors anticipate that they will have adequate liquidity to fund their business operations during the Chapter 11 Cases and to implement the Plan.  Specifically, the Debtors currently hold approximately $20 million in unencumbered cash and expect to hold approximately $15 million of unencumbered cash on the Petition Date.  As a result, at this time, the Debtors do not intend to seek any Debtor in Possession financing.

C.            Employment Obligations

1.             Prepetition Wages

The Debtors believe they have a valuable asset in their workforce, and that the efforts of the Debtors’ employees are critical to a successful restructuring.  On the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion for an order authorizing the Debtors to honor payment of prepetition wages, salaries and other compensation outstanding as of the Petition Date, as well as payroll taxes, employee benefits and administrative obligations incurred therewith.

2.             Insurance/Workers’ Compensation

In addition, on the Petition Date, the Debtors intend to file a motion with the Bankruptcy Court for an order authorizing continuation of the Debtors’ workers’ compensation programs, insurance policies and related agreements, as well as payment of all obligations in respect thereof.

D.            Continuing Supplier Relations

1.             Vendors

The Debtors believe that good relationships with their suppliers are necessary to the uninterrupted functioning of the Debtors’ business operations during the Chapter 11 Cases.  On the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion seeking entry of interim and final orders (i) authorizing the Debtors to make payments, including those related to Claims arising prepetition, as they become due in the ordinary course of business, to their suppliers, subject to the continuation of ordinary trade terms and (ii) authorizing the Debtors to pay obligations arising from the delivery of goods to the Debtors in the 20 days preceding the Petition Date as administrative expenses in accordance with section 503 of the Bankruptcy Code.

2.             Administrative Expense Obligations Arising from Postpetition Delivery of Goods

On the Petition Date, the Debtors also intend to file with the Bankruptcy Court a motion seeking entry of an order authorizing the Debtors to pay obligations arising from the postpetition delivery of goods as administrative expenses in accordance with section 503 of the Bankruptcy Code.

E.             Stabilization of Debtors’ Business Operations

1.             Bank Accounts, Cash Management and Business Forms

The Debtors believe it would be disruptive to their operations if they were forced to change significantly their bank accounts, cash management system and business forms upon the commencement of the Chapter 11 Cases.  Accordingly, on the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion seeking entry of an order authorizing the Debtors to maintain their bank accounts, business forms and cash management system.

While each of the Debtors has its own checking accounts, the Debtors manage their cash on a centralized basis.  In practice, all three Debtors pool their cash balances at the end of every working day to (i) pay local currency payables, (ii) buy U.S. dollar balances to hedge against devaluation, and (iii) manage their cash together in AAA grade investment accounts.  While cash balances are, thus, managed centrally by the same treasury staff, cash transfers between the Debtors are recorded in their accounting books as inter-company payables and receivables.

2.             Sales and Use Taxes

On the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion for an order authorizing the Debtors to pay specified prepetition sales and use taxes to various state, local and Dominican taxing authorities.

3.             Utilities

On the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion for interim and final orders (i) establishing procedures for the Debtors’ provision of adequate assurance of payment to utility providers and (ii) prohibiting the utility providers from altering, refusing or discontinuing services to the Debtors before such procedures are finalized.

4.             Customer Obligations

The Debtors believe that good relationships with their customers are necessary to the uninterrupted functioning of the Debtors’ business operations during the Chapter 11 Cases. On the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion for an order authorizing the Debtors to honor or pay certain prepetition obligations to customers, to pay dishonored check fees related to such obligations and authorizing and directing financial institutions to honor and process checks and transfers related to such obligations.

5.             Investment Guidelines

The Debtors believe it would be disruptive to their operations if they were forced to alter their existing investment guidelines upon the commencement of the Chapter 11 Cases.

Accordingly, on the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion seeking entry of an order authorizing the Debtors to maintain their current investment guidelines.

6.             Enforcement of Automatic Stay

The Debtors believe it would be disruptive to their operations and to their restructuring efforts if they were forced to litigate prepetition claims of local Dominican Republic creditors in the courts of the Dominican Republic during the pendency of the Chapter 11 Cases.  Accordingly, on the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion seeking entry of an order enforcing the automatic stay against Tricom’s creditors located outside the United States.

F.             Motion to Waive Filing of Schedules and Statement of Financial Affairs

Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007 direct that, unless otherwise ordered by the court, debtors must prepare and file certain schedules of claims, executory contracts and unexpired leases and related information (the “Schedules”) and a statement of financial affairs (the “SOFA”) within 15 days of the commencement of a chapter 11 case.  The purpose of this requirement is to provide a debtor’s creditors, equity security holders and other interested parties with sufficient information to make informed decisions with respect to the debtor’s reorganization.  In appropriate circumstances, however, a bankruptcy court may modify or dispense with the filing of the Schedules and the SOFA pursuant to section 521 of the Bankruptcy Code.  The Debtors believe that with respect to the contemplated chapter 11 filings, such circumstances exist and, thus, they should not be required to file the Schedules nor the SOFA.  Thus, the Debtors intend to request that the Bankruptcy Court waive the requirement of filing the Schedules and the SOFA.

G.            Approval of Disclosure Statement and Scheduling a Confirmation Hearing

On the Petition Date, the Debtors intend to file with the Bankruptcy Court a motion for an order (i) approving this Disclosure Statement, (ii) approving the solicitation packages and distribution procedures and (iii) scheduling a hearing to consider confirmation of the Plan (“Confirmation Hearing”) and establishing notice and objection procedures in respect of confirmation of the Plan.

H.            Confirmation Hearing

The Debtors anticipate that notice of the Confirmation Hearing will be published in The Wall Street Journal (National Edition) and Listin Diario and will be mailed to all known holders of Claims and Equity Interests at least 25 days before the date by which objections to the Disclosure Statement or confirmation, as the case may be, must be filed with the Bankruptcy Court.  See Section VIII.A, “Confirmation of the Plan of Reorganization—Confirmation Hearing.”

IV.

THE PLAN OF REORGANIZATION

A.                                    Introduction

The following is a non-technical discussion of the provisions of the Plan.  This Disclosure Statement and the descriptions herein are qualified in their entirety by reference to the provisions of the Plan and its exhibits, a copy of which is attached hereto as Exhibit “1”.  Each holder of a Claim or Tricom Equity Interest is urged to review carefully the terms of the Plan and its exhibits.  In the event of any inconsistency between the provisions of the Plan and the summary contained herein, the terms of the Plan will govern.  All capitalized terms not otherwise defined in this Disclosure Statement will have the meanings set forth in the Plan.

Generally, a Chapter 11 plan (i) separates claims and equity interests into different classes; (ii) specifies the property or treatment that each class is to receive under the plan; and (iii) contains other provisions necessary to effect the reorganization or liquidation of the debtor.

Specifically, the Plan (i) provides that holders of the Credit Suisse Existing Secured Claims will receive their Pro Rata Shares of a new loan issued in the face amount of the original debt; (ii) provides that holders of the Unsecured Financial Claims will receive their respective portions of stock in Holding Company and New Secured Notes; (iii) does not impair Tax Claims, Priority Claims, Banco del Progreso Existing Secured Claims, GE Existing Secured Claims, Other Secured Claims and General Unsecured Claims; and (iv)  reduces the Existing Tricom Equity Interests to a de minimis amount with a de minimis value through dilution.  The reorganization will have the effect of reducing the current cash obligations of the Debtors and will permit them to conduct their business operations in a substantially deleveraged position, thus affording them maximum potential to improve profitability.  The new Holding Company Stock being issued pursuant to the Plan is described in detail in Section IV.D, “The Plan of Reorganization—Securities to be Issued Pursuant to the Plan.”

As described in Section IV.L.6, “The Plan of Reorganization—Effect of Confirmation—Limited Release,” the Plan provides certain parties with releases of all claims and causes of action based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date.

The result of the restructuring will be a significant reduction of the Debtors’ indebtedness.  The Debtors believe that the proposed restructuring will provide the Debtors with the necessary liquidity to fund their operations and essential capital expenditures and will allow them to compete more effectively.  The Debtors believe, and will demonstrate to the Bankruptcy Court, that creditors will receive at least as much, if not more, in value under the Plan than they would receive in a liquidation case under chapter 7 of the Bankruptcy Code.

B.                                    Substantive Consolidation for Plan Purposes Only

The Plan is premised upon the substantive consolidation of the Debtors for Plan purposes only, with the exception of the GE Existing Secured Claims.  Accordingly, on the

Effective Date, all of the Debtors and their Estates will, for Plan purposes only, be deemed merged and (i) all assets and liabilities of the Debtors will be treated for Plan purposes only as though they were merged; (ii) all guarantees of any Debtor or non-Debtor subsidiary of Tricom of the payment, performance or collection of obligations of any other Debtor will be eliminated and cancelled; (iii) all joint obligations of two or more Debtors, and all multiple Claims against such entities on account of such joint obligations, will be considered a single Claim against the Debtors; (iv) any Claim filed in the Chapter 11 Cases of any Debtor or otherwise deemed Allowed by the Plan will be deemed filed or Allowed, as applicable, against the consolidated Debtors and will be a single obligation of the consolidated Debtors on and after the Effective Date; and (v) any obligation due any Debtor as of the Petition Date shall be considered an obligation due each of the consolidated Debtors and will be subject to setoff by the consolidated Debtors against any Claim asserted against the Debtors arising or accruing as of the Petition Date.  Such substantive consolidation will not (other than for Plan voting, treatment and distribution purposes) and except as otherwise provided for in the Plan, affect (a) the legal and corporate structures of the Debtors, (b) any Intercompany Claims, (c) any Debtors’ interests in its subsidiaries, or (d) the GE Existing Secured Claims or any obligations thereunder.  Additional details on the substantive consolidation for Plan purposes only is set forth in Section IV.G.1, “The Plan of Reorganization—Means of Implementation of the Plan—Substantive Consolidation for Plan Purposes Only.”

C.                                    Classification and Treatment of Claims and Equity Interests Under the Plan

One of the key concepts under the Bankruptcy Code is that only claims and equity interests that are “allowed” may receive distributions under a Chapter 11 plan.  This term is used throughout the Plan and the descriptions below.  In general, an “allowed” claim or “allowed” equity interest means that the debtor agrees, or in the event of a dispute, that the Bankruptcy Court or other court of appropriate jurisdiction determines, that a claim or equity interest, and the amount thereof, is in fact a valid obligation of the debtor.  Section 502(a) of the Bankruptcy Code provides that a timely filed claim or equity interest is automatically “allowed” unless the debtor or another party in interest objects to the claim.  However, section 502(b) of the Bankruptcy Code specifies certain claims that may not be “allowed” in bankruptcy even if a proof of claim is filed.  These include, but are not limited to, claims that are unenforceable under a governing agreement between the debtors and the claimant or under applicable non-bankruptcy law, claims for unmatured interest, property tax claims in excess of the debtors’ equity in the property, claims for services that exceed their reasonable value, lease and employment contract rejection damage claims in excess of specified amounts, late-filed claims and contingent claims for contribution and reimbursement.

Because the Debtors are providing notice of the Petition Date and the Confirmation Hearing to all holders of Claims and Equity Interests, and because holders of GE Existing Secured Claims, Banco del Progreso Existing Secured Claims, Non-Lender Secured Claims and General Unsecured Claims are not impaired, the Debtors do not intend to set a bar date by which holders of Claims and Equity Interests must file proofs of claim and proofs of equity interest.  The Debtors anticipate that the commencement of the Chapter 11 Cases will have little or no impact on the business relationship with such creditors of the Debtors.  In addition, the Plan contemplates that Existing Tricom Equity Interests will be reduced to a de minimis amount with a de minimis value through dilution and that no distributions will be made on account of such interests, and that Statutorily Subordinated Claims, if any, will not receive any distributions under the Plan

The Bankruptcy Code requires that, for purposes of treatment and voting, a chapter 11 plan divides the different claims against, and equity interests in, a debtor into separate classes based upon their legal nature.  Claims of a substantially similar legal nature are usually classified together, as are equity interests of a substantially similar legal nature.  Because an entity may hold multiple claims and/or equity interests that give rise to different legal rights, the “claims” and “equity interests” themselves, rather than their holders, are classified.

Under a chapter 11 plan, the separate classes of claims and equity interests must be designated either as “impaired” (affected by the plan) or “unimpaired” (unaffected by the plan).  If a class of claims is “impaired,” the Bankruptcy Code affords certain rights to the holders of such claims, such as the right to vote on the plan and the right to receive, under the chapter 11 plan, no less value than the holder would receive if the debtor were liquidated in a case filed under chapter 7 of the Bankruptcy Code.  Under section 1124 of the Bankruptcy Code, a class of claims or interests is “impaired” unless the plan (i) does not alter the legal, equitable and contractual rights of the holders or (ii) irrespective of the holders’ acceleration rights, cures all defaults (other than those arising from the debtor’s insolvency, the commencement of the case or nonperformance of a nonmonetary obligation), reinstates the maturity of the claims or interests in the class, compensates the holders for actual damages incurred as a result of their reasonable reliance upon any acceleration rights, and does not otherwise alter their legal, equitable and contractual rights.  Typically, this means that the holder of an unimpaired claim will receive on the later of the effective date of the plan or the date on which amounts owing are actually due and payable, payment in full, in cash, with postpetition interest to the extent appropriate and provided for under the governing agreement (or if there is no agreement, under applicable nonbankruptcy law), and the remainder of the debtor’s obligations, if any, will be performed as they come due in accordance with their terms.  Thus, the holder of an unimpaired claim will be placed in the position it would have been in had the debtor’s case not been commenced.

Under certain circumstances, a class of claims or equity interests may be deemed to reject a plan of reorganization.  For example, a class is deemed to reject a plan of reorganization under section 1126(g) of the Bankruptcy Code if the holders of claims or interests in such class do not receive or retain property under the plan of reorganization on account of their claims or equity interests.  Under this provision of the Bankruptcy Code, the holders of Statutorily Subordinated Claims in Class 8 and Existing Tricom Equity Interests in Class 9, are deemed to reject the Plan because they receive no distribution under the Plan.  The Plan discharges the Debtors’ obligations to holders of Existing Tricom Equity Interests through the Restructuring Dilution Transactions, pursuant to which Existing Tricom Equity Interests will be reduced to a de minimis amount with a de minimis value through dilution.(30)  Because Classes 8 (Statutorily Subordinated Claims) and 9 (Existing Tricom Equity Interests) are deemed to reject the Plan, the Debtors are required to demonstrate that the Plan satisfies the requirements of section 1129(b) of the Bankruptcy Code with respect to such Class.  Among these are the

(30) The Plan contemplates that following the implementation thereof, holders of Existing Tricom Equity Interests will hold in the aggregate less than 1% of post-Effective Date Tricom Equity Interests requirements that the Plan be “fair and equitable” and not “discriminate unfairly” against the holders of equity interests in such Class.  For a more detailed description of the requirements for confirmation, see Section V.III.B, “Confirmation of the Plan of Reorganization—Requirements for Confirmation of the Plan.”

Consistent with these requirements, the Plan divides the Claims against, and Equity Interests in, the Debtors into the following classes:

Classification	Description	Treatment
Unclassified	Administrative Expenses	Unimpaired
Unclassified	Tax Claims	Unimpaired
Class 1	Priority Claims	Unimpaired
Class 2	Banco del Progreso Existing Secured Claims	Unimpaired
Class 3	Credit Suisse Existing Secured Claims	Impaired
Class 4	GE Existing Secured Claims	Unimpaired
Class 5	Non-Lender Secured Claims	Unimpaired
Class 6	Unsecured Financial Claims	Impaired
Class 7	General Unsecured Claims	Unimpaired
Class 8	Statutorily Subordinated Claims	Impaired
Class 9	Existing Tricom Equity Interests	Impaired

These classes of Claims against and Equity Interests in each of the Debtors will be treated under the Plan as follows; provided, however, to the extent any Claim is subordinated by Final Order of the Bankruptcy Court, with the exception of Statutorily Subordinated Claims, which shall be given the treatment set forth herein, the Plan provides that the treatment of any such subordinated Claims will be determined by the Bankruptcy Court in accordance with such Final Order:

Administrative and Tax Claims

Administrative Claims and Tax Claims are treated in accordance with sections 1129(a)(9)(A) and 1129(a)(9)(C) of the Bankruptcy Code, respectively.  Such Claims are unimpaired under the Plan and in accordance with section 1123(a)(1) of the Bankruptcy Code, are not designated as classes of Claims for the purposes of the Plan or for the purposes of sections 1123, 1124, 1125, 1126 or 1129 of the Bankruptcy Code.

Administrative Claims

Administrative expenses are the actual and necessary costs and expenses of the Chapter 11 Cases that are allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code.  Those expenses will include, but are not limited to, amounts owed to vendors providing goods and services to the Debtors during the Chapter 11 Cases and tax obligations incurred after the Petition Date.  Other Administrative Claims include Claims by a Person retained or to be compensated for services rendered or costs incurred on or after the Petition Date and on or prior to the Effective Date pursuant to section 327, 328, 329, 330, 503(b) or 1103 of the Bankruptcy Code in the Chapter 11 Cases (“Fee Claims”).

All Administrative Claims will be treated as follows:

The holder of an Administrative Claim, other than (i) a Fee Claim, (ii) a liability incurred and payable in the ordinary course of business by any of the Debtors (and not past due) or (iii) an Administrative Claim that has been deemed Allowed by Final Order of the Bankruptcy Court, must file with the Bankruptcy Court and serve on the Debtors, any official committee appointed in the Chapter 11 Cases and the Office of the United States Trustee, notice of such Administrative Claim within twenty-five (25) days after service of the Notice of Confirmation.  Such request for payment must include at a minimum (i) the name of the Debtor(s) that are purported to be liable for the Claim, (ii) the name of the holder of the Claim, (iii) the amount of the Claim and (iv) the basis of the Claim.  Failure to file and serve such request for payment timely and properly will result in the Administrative Claim being forever barred and discharged.

Each Professional Person who holds or asserts a Fee Claim will be required to file with the Bankruptcy Court, and serve on all parties required to receive notice, a Fee Application within ninety (90) days after the Effective Date.  The failure to file timely and serve such Fee Application will result in the Fee Claim being forever barred and discharged.

An Administrative Claim with respect to which request for payment has been properly filed and served pursuant to Section 5.2(a) of the Plan will, to the extent not otherwise deemed Allowed by Final Order of the Bankruptcy Court prior to such date, become an Allowed Administrative Claim if no objection is filed within sixty (60) days after the Effective Date, or such later date as may be approved by the Bankruptcy Court on motion of a party in interest, without notice or a hearing.  If an objection is filed within such 60-day period (or any extension thereof), the Administrative Claim will become an Allowed Administrative Claim only to the extent allowed by Final Order.  A Fee Claim in respect of which a Fee Application has been properly filed and served pursuant to Section 5.2(b) of the Plan will become an Allowed Administrative Claim only to the extent allowed by Final Order.

On the Distribution Date, each holder of an Allowed Administrative Claim will receive (i) the amount of such holder’s Allowed Claim in one Cash payment or (ii) such other treatment as may be agreed upon in writing by the Debtors and such holder; provided that an

Administrative Claim representing a liability incurred in the ordinary course of business of the Debtors may be paid at the Debtors’ election in the ordinary course of business.

Tax Claims

Tax Claims essentially consist of unsecured Claims of federal and state governmental authorities for the kinds of taxes specified in section 507(a)(8) of the Bankruptcy Code, such as certain income taxes, property taxes, excise taxes, and employment and withholding taxes.  Tax Claims are given a statutory priority in right of payment.  The Debtors do not intend to set a bar date, and therefore it is difficult to estimate the number and amount, if any, of Tax Claims that will be filed with the Bankruptcy Court.

At the election of the Debtors, each holder of an Allowed Tax Claim will receive in full satisfaction of such holder’s Allowed Tax Claim (i) the amount of such holder’s Allowed Tax Claim, with interest thereon from and after the Distribution Date at the rate determined by the Bankruptcy Court in accordance with section 511 of the Bankruptcy Code, in equal annual Cash payments on each anniversary of the Petition Date, until the fifth anniversary of the Petition Date (provided that Holding Company or the applicable Debtor may prepay the balance of any such Allowed Tax Claim at any time without penalty); (ii) a lesser amount in one Cash payment as may be agreed upon in writing by such holder; or (iii) such other treatment as may be agreed upon in writing by such holder.  The Confirmation Order will enjoin any holder of a Tax Claim from commencing or continuing any action or proceeding against any responsible person or officer or director of the Debtors that otherwise would be liable to such holder for payment of a Tax Claim so long as no default has occurred with respect to such Tax Claim under Section 5.3 of the Plan.

Class 1 – Priority Claims

(Unimpaired.  Presumed to accept the Plan and not entitled to vote.)

Priority Claims include certain Claims that are granted priority in payment under section 507(a) of the Bankruptcy Code, including certain wage, salary and other compensation obligations to employees of the Debtors.  The Debtors do not intend to set a bar date, and therefore it is difficult to estimate the number and amount, if any, of Priority Claims that will be filed with the Bankruptcy Court.  Each holder of an Allowed Priority Claim will be unimpaired under the Plan and such Allowed Priority Claims will either be paid in full in Cash on the Effective Date or, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable and contractual rights to which such Claim entitles such holder in respect of such Claim will be fully reinstated and retained, except as provided in section 1124(2)(A)-(D) of the Bankruptcy Code, and such Allowed Priority Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) will be paid in full in accordance with such reinstated rights.

Class 2 – Banco del Progreso Existing Secured Claims

(Unimpaired.  Presumed to accept the Plan and not entitled to vote.)

Class 2 consists of the Banco del Progreso Existing Secured Claims.  The Debtors estimate that, as of the Petition Date, the aggregate principal amount of Allowed Banco del Progreso Existing Secured Claims will be approximately $5,000,000.  The Plan provides that each Banco del Progreso Existing Secured Claim is an Allowed Banco del Progreso Existing Secured Claim.

Each holder of an Allowed Banco del Progreso Existing Secured Claim will be unimpaired under the Plan and, except to the extent a holder of an Allowed Banco del Progreso Existing Secured Claim agrees to less favorable treatment, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable, and contractual rights to which such Claim entitles such holder in respect of such Claim will be fully reinstated and retained, except as provided in section 1124(2)(A)-(D) of the Bankruptcy Code, and such Allowed Banco del Progreso Secured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) will be paid and secured in accordance with the Banco del Progreso Existing Loan Documents.  For a discussion of the current status of the Banco del Progreso Secured Claims, see Section II.B.2.c, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Debtors’ Prepetition Debt Obligations—Secured Lender Debt—Banco del Progreso Existing Secured Debt.”

Class 3 – Credit Suisse Existing Secured Claims

(Impaired.  Entitled to vote.)

Class 3 consists of the Credit Suisse Existing Secured Claims.  The Debtors estimate that, as of the Petition Date, the aggregate principal amount of Allowed Credit Suisse Existing Secured Claims will be approximately $25,529,781.88.  The Plan provides that each Credit Suisse Existing Secured Claim is an Allowed Credit Suisse Existing Secured Claim.

Each holder of an Allowed Credit Suisse Existing Secured Claim will be impaired under the Plan and will receive in consideration of the cancellation of the Credit Suisse Existing Secured Claims its Pro Rata Share of the Credit Suisse New Secured Debt.  Tricom’s obligations under the Credit Suisse Credit Agreement will be secured by a first priority lien on the Credit Suisse Collateral pursuant to the Credit Suisse Mortgage and Credit Suisse Pledge.  In addition, reorganized TCN and Tricom USA will furnish Credit Suisse a limited guaranty of collection under the Credit Suisse Guaranty pursuant to which TCN and Tricom USA will guarantee the collection of any deficiency following the foreclosure of the Credit Suisse Existing Collateral (the “Credit Suisse Guarantee”).  Tricom USA and TCN’s payment obligations under the Credit Suisse Guarantee will rank pari passu with the New Secured Notes Guarantees to be provided in connection with the New Secured Notes.

The Debtors estimate that the overall recovery for Class 3 will be approximately 100% under the Plan.

Class 4 – GE Existing Secured Claims

(Unimpaired.  Presumed to accept the Plan and not entitled to vote.)

Class 4 consists of GE Existing Secured Claims.  The Debtors estimate that, as of the Petition Date, the aggregate principal amount of Allowed GE Existing Secured Claims will be $4,642,760.  The Plan provides that each GE Existing Secured Claim is an Allowed GE Existing Secured Claim.

Each holder of an Allowed GE Existing Secured Claim will be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable, and contractual rights to which such Claim entitles such holder in respect of such Claim will be fully reinstated and retained, except as provided in section 1124(2)(A)-(D) of the Bankruptcy Code, and such Allowed GE Existing Secured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) will be paid and secured in accordance with the GE Existing Loan Documents.

Class 5 – Non-Lender Secured Claims

(Unimpaired.  Presumed to accept the Plan and not entitled to vote.)

Class 5 consists of Non-Lender Secured Claims, which are Secured Claims other than Class 2 Banco del Progreso Existing Secured Claims, Class 3 Credit Suisse Existing Secured Claims, and Class 4 GE Existing Secured Claims.  The Debtors estimate the amount of Allowed Non-Lender Secured Claims to be zero.  Each holder of an Allowed Non-Lender Secured Claim, if any, will be unimpaired under the Plan and, pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable, and contractual rights to which such Claim entitles such holder in respect of such Claim will be fully reinstated and retained, except as provided in section 1124(2)(A)-(D) of the Bankruptcy Code, and such Allowed Non-Lender Secured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) will be paid in full in accordance with such reinstated rights.

Class 6 – Unsecured Financial Claims

(Impaired.  Entitled to vote.)

Class 6 consists of the Allowed Unsecured Financial Claims.  All Unsecured Financial Claims are deemed to be Allowed Claims in the respective principal amounts set forth on Exhibit C to the Plan.  In addition, Exhibit C to the Plan sets forth the interest which will accrue on such claims through and including February 29, 2008 (the contemplated Petition Date) by reference to the contract rate or non-default rate of interest, as applicable.  On or after the Petition Date, the Debtors will file with the Bankruptcy Court and serve on the holders of Unsecured Financial Claims, a schedule setting forth the actual principal amount of each Unsecured Financial Claim and the actual contract or non-default rate of interest accrued on such Allowed Unsecured Financial Claims through the Petition Date.  Each Unsecured Financial Claim will be deemed to be an Allowed Claim in the respective amounts of principal and interest set forth on such schedule, or as such schedule may be amended and filed with the Bankruptcy Court on or after the Petition Date, without the necessity of filing a proof of claim.

The Debtors estimate that, as of the Petition Date, the aggregate principal amount of Allowed Unsecured Financial Claims will be approximately $413.2 million.  The Plan provides that each Unsecured Financial Claim is an Allowed Unsecured Financial Claim.  Each holder of an Allowed Unsecured Financial Claim will receive the treatment set forth below:

Subclass 1:  Each holder of an Allowed Non-Affiliated Creditors Unsecured Financial Claim will be impaired under the Plan and will receive (i) its Pro Rata Share of Holding Company Stock and (ii) its Pro Rata Share of New Secured Notes.  All Holding Company Stock to be issued to holders of Allowed Non-Affiliated Creditors Unsecured Financial Claims will be Holding Company Class A Stock.

Subclass 2:  Each holder of an Allowed Affiliated Creditors Unsecured Financial Claim will be impaired under the Plan and will receive (i) its Pro Rata Share of Holding Company Stock and (ii) its Pro Rata Share of New Secured Notes.  All Holding Company Stock to be issued to holders of Allowed Affiliated Creditors Unsecured Financial Claims will be Holding Company Class B Stock.

The Debtors estimate that the overall recovery for holders of Allowed Unsecured Financial Claims in Class 6 will be approximately 38.5% under the Plan based on a projected amount of Allowed Unsecured Financial Claims of approximately $635.9 million in the aggregate, inclusive of principal of $413.2 million and past due interest, calculated by the contract rate or “non-default” rate, of approximately $222.6 million anticipated to be due and owing as of February 29, 2008, and based on distributions to include $105 million of principal amount of New Secured Notes and essentially all of the equity value of Holding Company which, as of the Effective Date, the Debtors project will equal approximately $140.1 million in the aggregate.  See Section V, “Projections and Valuation Analysis.”

Class 7 – General Unsecured Claims

(Unimpaired.  Deemed to accept the Plan and not entitled to vote.)

Class 7 consists of General Unsecured Claims, which means any Claim against a Debtor other than an Administrative Claim, Tax Claim, Priority Claim, Banco del Progreso Existing Secured Claim, Credit Suisse Existing Secured Claim, GE Existing Secured Claim, Non-Lender Secured Claim, Unsecured Financial Claim, Statutorily Subordinated Claim, or Intercompany Claim.  The Debtors do not intend to set a bar date, and therefore it is difficult to estimate the number and amount, if any, of General Unsecured Claims that may be filed with the Bankruptcy Court, if any.

Each holder of a General Unsecured Claim will be unimpaired under the Plan, and pursuant to section 1124 of the Bankruptcy Code, all of the legal, equitable, and contractual rights to which such Claim entitles such holder in respect of such Claim will be fully reinstated and retained, except as provided in section 1124(2)(A)-(D) of the Bankruptcy Code, and such Allowed General Unsecured Claims (including any amounts to which such holders are entitled pursuant to section 1124(2) of the Bankruptcy Code) will be paid in full in accordance with such reinstated rights.

Class 8 – Statutorily Subordinated Claims

(Deemed to reject the Plan.  Not entitled to vote.)

Class 8 consists of all Statutorily Subordinated Claims, which means any Claim against any of the Debtors that is subject to subordination under section 510(b) of the Bankruptcy Code arising from the rescission of a purchase or sale of a security of one or more of the Debtors, for damages arising from the purchase or sale of such security or for reimbursement or contributions allowed under section 502 of the Bankruptcy Code on account of such a Claim.  The Debtors estimate that as of the Petition Date, the Allowed amount of Statutorily Subordinated Claims will be zero.

Each holder of a Statutorily Subordinated Claim will be impaired under the Plan and each holder of an Allowed Statutorily Subordinated Claim will not receive or retain any interest or property under the Plan on account of such Allowed Statutorily Subordinated Claim.  The treatment of Statutorily Subordinated Claims under the Plan is in accordance with and gives effect to the provisions of section 510(b) of the Bankruptcy Code.

Class 9 – Existing Tricom Equity Interests

(Deemed to reject the Plan.  Not entitled to vote.)

Class 9 consists of Existing Tricom Equity Interests.  Each holder of an Existing Tricom Equity Interest will be impaired under the Plan and all or substantially all of the Existing Tricom Equity Interests (within the then authorized and issued capital of Tricom) will, pursuant to the Restructuring Dilution Transactions described in Section 7.9 of the Plan, be reduced to a de minimis amount with a de minimis value through a combination of Capital Increase and Accordion Transactions.

D.                                    Summary of New Notes to be Issued Under the Plan

NEITHER THE FOLLOWING INFORMATION NOR ANY OTHER INFORMATION IN THIS DOCUMENT REGARDING THE NEW SECURED NOTES OFFERING CONSTITUTES AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL THE NEW NOTES OR ANY OTHER SECURITIES IN CONNECTION THEREWITH.  THE NEW SECURED NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES, ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

E.                                      Credit Suisse New Secured Debt, New Secured Notes and Intercreditor Agreement

The summary below describes the anticipated principal terms of the Credit Suisse New Secured Debt and the New Secured Notes.  It does not purport to be a complete description of the terms and conditions of the New Secured Notes and the Credit Suisse New Secured Debt, certain terms and conditions of which have not yet been determined.

The following summaries of the Credit Suisse New Secured Debt, New Secured Notes, and the Intercreditor Agreement (defined below) are qualified in their entirety by reference to the Credit Suisse Credit Agreement, the Credit Suisse Guarantee, the New Secured Notes Indenture (which shall include the New Secured Notes Guarantees) and the Intercreditor Agreement (defined below), attached as Exhibits to the Plan.

CREDIT SUISSE NEW SECURED DEBT

Borrower	Tricom.

Face Amount	$25,529,781.88 million.

Term	Seven years from the date of issue.

Amortization Schedule	Bullet at maturity.

Interest	11.0% payable in cash semi-annually.

Default Rate

Interest on the Credit Suisse New Secured Debt for any period subsequent to a default, and so long as such default remains outstanding, will accrue at a rate equal to 1% in excess of the otherwise applicable interest rate.

Ranking

The Credit Suisse New Secured Debt will rank (i) pari passu in right of payment with the GE Existing Secured Debt, the Banco del Progreso Existing Secured Debt, if any, and the New Secured Notes and (ii) senior to any other indebtedness of Tricom.

Security

The Credit Suisse New Secured Debt will be secured by a first priority lien in the Credit Suisse Existing Collateral. Such security interest may be evidenced by one or more security instruments. All maximum collateral value limitations contained in the Credit Suisse Existing Secured Debt will be removed from the collateral documentation to be entered into to memorialize the first priority lien in the Credit Suisse Existing Collateral to secure the Credit Suisse New Secured Debt. Tricom will bear the costs relating to the registration of the corresponding security instruments. Credit Suisse shall allow the creation and perfection of a second priority lien in the Credit Suisse Existing Collateral in favor of the New Secured Notes.

Deficiency Guarantee	If after an event of default has occurred and is continuing, and complete satisfaction of the Credit Suisse New Secured Debt has not occurred through foreclosure or other disposition of the

Credit Suisse Existing Collateral, then any deficiency shall be deemed to be an unsecured claim against Tricom to be guaranteed by reorganized Tricom USA and TCN pursuant to the Credit Suisse Guarantee.  The Credit Suisse Guarantee will rank pari passu with the New Secured Notes Guarantees to be provided by Tricom USA and TCN in connection with the New Secured Notes.

Covenants

To the extent applicable, the Credit Suisse New Secured Debt will contain terms and covenants comparable to the terms and covenants of the New Secured Notes (including reporting requirements, governing law, redemption provisions and withholding tax gross-up payments).

Refinancing	Tricom will be entitled to prepay the Credit Suisse New Secured Debt at any time without premium or penalty.

Intercreditor Agreement

Credit Suisse will enter into an Intercreditor Agreement with the New Secured Notes Trustee, which agreement will govern the rights and obligations of the parties thereto with respect to their corresponding security interests in the Credit Suisse Existing Collateral (the “Intercreditor Agreement”).

Expenses

Tricom will reimburse Credit Suisse’s reasonable attorneys fees and expenses incurred in connection with the negotiation and documentation of the Credit Suisse New Secured Debt Documents, the Restructuring and Tricom’s Chapter 11 case, excluding reimbursement in connection with litigation or any opposition or similar action to the restructuring or Tricom’s implementation of the restructuring. Any reimbursement of Credit Suisse’s attorneys’ fees and expenses will be subject to reasonable review by Tricom and a cap of $30,000 per month.

Governing Law

The Credit Suisse New Secured Debt Documents, other than the collateral documentation to be entered into to create a valid and enforceable first priority lien in the Credit Suisse Existing Collateral under Dominican law, shall be governed by the laws of the state of New York. The Intercreditor Agreement shall be governed by the laws of the state of New York.

NEW SECURED NOTES

Issuer	Tricom

Face Amount	$105 million.

Term	Seven years from the Effective Date.

Amortization Schedule	Entire principal amount payable at maturity.

Interest	9% for the first two years; 10% for the next three years; and 11% for the final two years.

Default Rate

Interest on the New Secured Notes for any period subsequent to a default, and so long as such default is outstanding, will accrue at a rate equal to 1% in excess of the otherwise applicable interest rate.

Guaranty

The New Secured Notes will be guaranteed (the “New Secured Notes Guarantees”) by Holding Company and each of its subsidiaries and all direct and indirect subsidiaries of Holding Company presently existing or formed or acquired after the issuance of the New Secured Notes, except as otherwise provided in the Indenture, including, without limitation Tricom USA, TCN and Tricom Centroamerica, S.A. (the “Guarantors”).

Ranking

The New Secured Notes will rank pari passu in right of payment with the Credit Suisse New Secured Debt, the GE Existing Secured Debt, the Banco del Progreso Existing Secured Debt (if any) and any Permitted Refinancings (as defined in the Indenture) and senior to any other indebtedness of Tricom. The New Secured Notes Guarantees will rank senior to any indebtedness of Holding Company and the other Guarantors, other than with respect to the New Secured Notes Guarantees of Tricom USA and TCN, which will rank pari passu in right of payment with the Credit Suisse Guarantee.

Security

The New Secured Notes will be secured by (i) a first priority lien in the Unencumbered Assets (as defined in the Indenture), (ii) a second priority lien in the Credit Suisse Existing Collateral, (iii) to the extent possible under the documents memorializing the GE Existing Secured Debt and the Banco del Progreso Existing Secured Debt and to the extent consented to by the respective lenders thereunder, a second priority lien in the GE Existing Collateral and/or the Banco del Progreso Existing Collateral, (iv) pledges of all stock of all subsidiaries owned, directly or indirectly, by Holding Company, subject to certain agreed upon exclusions (v) a first priority lien in all additional assets created, arising or acquired by Holding Company or any of its direct or indirect subsidiaries on or after the issue date of the New Secured Notes subject to certain agreed upon threshold limitations and (vi) in the event that any of the second priority liens referred to in item (iii) above are not created, a first priority lien in the GE Existing Collateral and/or the Banco del Progreso Existing Collateral, as applicable, (and in the case of the Banco del Progreso Existing Collateral, subject to subordination to any first priority lien granted in connection with any Permitted Refinancings (as defined in the Indenture) to be created and perfected immediately after the GE Existing Secured Debt and/or the Banco del Progreso Existing Secured Debt, as applicable, are paid off or otherwise satisfied. The collateral documents will contain provisions governing any asset dispositions in accordance with the terms of the Indenture.

Refinancing and Additional
Secured Debt

The New Secured Notes Indenture will allow Tricom (i) to refinance, at any time, (a) the Credit Suisse New Secured Debt and/or (b) the Banco del Progreso Existing Secured Debt and/or (c) incur additional secured debt up to US$10 million, which refinanced and/or additional secured debt will not exceed US$40 million in the aggregate (each, a “Permitted Refinancing”) (ii) in connection with any refinancing of the Credit Suisse New Secured Debt and/or Banco del Progreso Existing Secured Debt, to grant liens in the Credit Suisse Existing Collateral and/or Banco del Progreso Existing Collateral (but no other assets or rights of Tricom), senior to those securing the New Secured Notes, and (iii) in connection with the incurrence of any additional secured debt in accordance with item (i), above, to grant liens in the Credit Suisse Existing Collateral and/or Banco del Progreso Existing Collateral senior to those securing the New Secured Notes; provided, however, that if the Progresso Existing Secured Debt is repaid and not concurrently refinanced, the additional secured debt limit of US$10 million provided in clause (c) above, shall be increased to US$15 million for the sole purpose of permitting Tricom to grant a lender a first priority lien in the Banco del Progreso Existing Collateral in connection with a Permitted Refinancing occurring within eighteen (18) months of the payoff date of the Banco del Progreso Existing Secured Debt.

Intercreditor Agreement

The New Secured Notes Trustee will enter into the Intercreditor Agreement and any other intercreditor agreement with holders of any additional secured debt permitted under the New Secured Notes Indenture, which agreement will govern the rights and obligations of the parties thereto with respect to their corresponding liens in any common collateral.

Optional Redemption

Except as provided in the Indenture, the New Secured Notes may not be redeemed during the first four years following their issue date. During the fifth, sixth and seventh years following their issue date, Tricom may redeem the New Secured Notes, in whole or in part, at 105.5%, 103.5% and 100.0%, respectively, of their principal amount, plus accrued and unpaid interest.

During the first four years following the issue date of the New Secured Notes, Tricom may redeem up to 35% of the New Secured Notes at 109.0% of their principal amount out of the proceeds of certain equity issuances.

Withholding Tax
Gross-Up Amounts

All payments made by Tricom and the Guarantors under the New Secured Notes will be made free and clear of withholding taxes. If any withholding or deduction is required on account of taxes, the payments in question will, subject to certain exceptions similar to the Indenture governing the 11 3/8% Senior Notes due 2004, be grossed up such that the net amount received by holders of New Secured Notes will not be less than the amount that would have been received in the absence of such withholding or deduction. Subject to certain conditions, if any change in applicable law, regulation or ruling of the Dominican Republic or jurisdiction of organization of any Guarantor or any change in the interpretation thereof results in Tricom or any Guarantor becoming obligated to pay a gross up amount in respect of withholding or deductions on account of taxes at a rate in excess of 10% and such obligation cannot be avoided by Tricom or such Guarantor(s) taking reasonable measures available to them, then Tricom will have the right to redeem or cause the redemption of all (but not part) of the New Secured Notes at 100% of their principal amount.

Governing Law

The New Secured Notes will be governed by the laws of the State of New York excluding (to the greatest extent a New York court would permit) any rule of law that would cause application of the laws of any jurisdiction other than the State of New York.

Repurchase Offer Upon
Change of Control	If a change of control occurs at Tricom or Holding Company, Tricom will be required to make an offer to repurchase all New Secured Notes at 101% of their principal amount.

Reporting Requirements

For so long as the New Secured Notes are outstanding, unless the below specified financial statements and other reports are filed with the SEC under cover of an appropriate form, Tricom will provide to the holders of the New Secured Notes:

(a) annual audited consolidated financial statements of Holding Company not later than 180 days after the end of each fiscal year;

	(b)	quarterly unaudited consolidated financial statements of Holding Company not later than 90 days after the end of each fiscal quarter;

	(c)	a “Management Discussion and Analysis of Financial Condition and Results of Operations” for Holding Company and its consolidated subsidiaries for each applicable reporting period;

	(d)	all information that would be required to be filed with the SEC on Form 6-K or 8-K, as applicable; and

	(e)	any reports required to be filed in Holding Company’s and/or Tricom’s jurisdiction of organization.

Covenants	The New Secured Notes will include prohibitions on the following:

(a)

Any incurrence or guarantee of indebtedness by Holding Company, or any of its direct or indirect subsidiaries if, after giving pro forma effect to such indebtedness, the Consolidated Leverage Ratio (debt to EBITDA) for the four most recent quarters would exceed 3.5 to 1.0, subject to exceptions for, among other matters, Permitted Refinancings, additional secured debt and for vendor financings;

(b)

Any incurrence of any liens on any assets of Holding Company, or any of its direct or indirect subsidiaries, subject to certain exceptions for, among other matters, the Credit Suisse New Secured Debt, the GE Existing Secured Debt, the Banco del Progreso Existing Secured Debt, if any, Permitted Refinancings and certain additional secured debt, and acquired properties;

(c)

Any investment by Holding Company, or any of its direct or indirect subsidiaries in any other entity, unless such entity becomes a subsidiary of Holding Company, Tricom or any of its subsidiaries as a result of such investment, subject to certain exceptions for investments in telecommunications businesses;

(d)

Any disposition of any assets of Tricom and any of its direct and indirect restricted subsidiaries, including, without limitation, in one or a series of related transactions, subject to certain exceptions and subject to mandatory repurchase offer with proceeds of one or a series of related asset sales exceeding $15 million;

	(e)	Payment of dividends and similar amounts, subject to certain exceptions;

	(f)	Any transaction with any affiliate of Holding Company, subject to certain exceptions; and

(g)

Maintenance of a minimum Consolidated Interest Coverage Ratio (EBITDA to interest expense) and a minimum Consolidated Fixed Charge Coverage Ratio (EBITDA minus capital expenditures to interest expense).

Events of Default

Events of default will include default in payments of principal and interest; failure to comply with covenants; cross default; judgment default; termination or loss of telecommunications license; certain bankruptcy and insolvency events; and invalidity of guarantees. Holders of 25% of the outstanding New Secured Notes will be permitted to declare an event of default.

Amendments; Waivers

Any waiver or amendment of the negative covenants contained in the New Secured Notes Indenture will require the affirmative vote of the holders of not less than 2/3 of the outstanding New Secured Notes.

F.                                      Securities to be Issued Pursuant to the Plan(31)

1.             New Holding Company Stock

Pursuant to the Plan, on the Effective Date, 10 million shares of Holding Company Stock consisting of Class A Stock (“Holding Company Class A Stock”) and Class B stock (“Holding Company Class B Stock”), representing 100% of Holding Company’s issued

(31) For purposes of the Plan and specifically, for purposes of describing, inter alia, the requisite Holding Company Constituent Documents, Holding Company Stock, the Shareholders’ Agreement, the Registration Rights Agreement, the Shareholder Rights Plan and all other documents related to formation and operation of Holding Company and the rights and obligations of holders of Holding Company Stock as contemplated by the Plan Support and Lock-Up Agreement, the Plan assumes that Holding Company will be formed as a Bermuda corporation.  However, the Plan permits the formation of Holding Company in an alternative jurisdiction satisfactory to the Ad Hoc Committee.  As discussed below in Section IV.G.2.a, “Plan of Reorganization—Means of Implementation of the Plan—Holding Company and the Reorganized Debtors—Holding Company Jurisdiction,” the most likely alternative jurisdiction for the formation of Holding Company is Delaware.  If Delaware is chosen, Holding Company would most likely be formed as a Delaware Limited Liability Company (“LLC”).  Accordingly, all references to “Holding Company” in the Plan allow for the formation of Holding Company as a Delaware LLC.  The Debtors believe that formation of Holding Company as a Delaware LLC will not have any material impacts on creditors, but would require modification of certain Plan Documents.  For example, if Holding Company is formed as a Delaware LLC, Holding Company Constituent Documents would likely consist of an Operating Agreement and a Certificate of Formation, or similar documents.  Likewise, Holding Company Stock would instead become Holding Company membership interests.  The Debtors believe that any documents required to be prepared in connection with formation of Holding Company as a Delaware LLC will generally encompass the same rights and obligations contemplated by the Holding Company Constituent Documents, the Shareholders Agreement, the Registration Rights Agreement, the Shareholder Rights Plan and any other Plan Documents, as discussed herein.

and outstanding stock, will be distributed to the holders of Class 6 Allowed Unsecured Financial Claims.  See Section IV.C, “The Plan of Reorganization—Classification and Treatment of Claims and Equity Interests Under the Plan—Class 6—Unsecured Financial Claims.”

a.             Rights of Holders of Holding Company Stock

Holding Company will issue Holding Company Stock pursuant to the Plan.  On or before the Effective Date, the holders of Holding Company Stock will enter into and be bound by the terms of the Shareholders’ Agreement which will provide, among other things, for the following:

Dividends

The shares of Holding Company Class A Stock and Holding Company Class B Stock will be entitled to identical dividends, if and when declared.

Liquidation Rights

The shares of Holding Company Class A Stock and Holding Company Class B Stock will be entitled to identical distributions on any dissolution or winding up of Holding Company.

Preemptive Rights

The Holding Company Constituent Documents will provide for preemptive rights for all the holders of Holding Company Stock.

Conversion of Class B Stock

Any share of Holding Company Class B Stock that is transferred to any holder other than any of the GFN Parties or any of the Affiliated Creditors or the Affiliated Creditors’ Affiliates will automatically convert to a share of Holding Company Class A Stock upon such transfer.  In addition, all outstanding shares of Holding Company Class B Stock will automatically convert to shares of Holding Company Class A Stock upon the first date following the Effective Date on which the GFN Parties, the Affiliated Creditors and the Affiliated Creditors’ Affiliates cease to, collectively, hold shares of Holding Company Stock equal to an aggregate of at least 10% of the fully diluted Holding Company Stock immediately following the Effective Date.

Voting Rights

Except as otherwise required by applicable laws in the jurisdiction in which Holding Company is created and as otherwise provided in the Plan, a simple majority of the shares of Holding Company Class A Stock and Holding Company Class B Stock, voting together as one class, will be required for all actions requiring approval of the holders of Holding Company Stock, except that:

a.             During the period commencing upon the Effective Date and terminating upon the one year anniversary of the Effective Date, the following actions will not be taken without the approval of a majority of the shares of Holding Company Class B Stock, voting as a separate class:

(i)            Merger of Holding Company or Tricom with or into any entity if the aggregate consideration to the holders of Holding Company Stock or Holding Company, as applicable, for such merger transaction is less than or equal to $325 million; and

(ii)           Sale or disposition of all or substantially all of the assets of Holding Company or Tricom if the aggregate consideration to the holders of Holding Company Stock, Holding Company or Tricom, as applicable, for such transactions is less than or equal to $325 million.

Any decision with respect to any of the transactions described in items (i) and (ii) above with an aggregate consideration in excess of $325 million during the period commencing upon the Effective Date and terminating upon the one year anniversary of the Effective Date, or with any consideration at any time after the expiration of such period, will only require the approval of a simple majority of the members of the Holding Company Board of Directors.

b.             During the period commencing upon the Effective Date and terminating upon the date on which all Holding Company Class B Stock has been converted into Holding Company Class A Stock, the following actions will not be taken without the approval of a majority of the shares of Holding Company Class B Stock, voting as a separate class:

(i)            Any issuance of additional Holding Company Class B Stock or any securities convertible into, exchangeable for, or exercisable for Holding Company Class B Stock;

(ii)           Amendments to Holding Company Constituent Documents that would adversely affect the rights of the holders of Holding Company Class B Stock described in the Plan; and

(iii)          Any amendment of any of the Transaction Documents which would adversely affect the rights of the holders of Holding Company Class B Stock described in the Plan.

c.             In addition, during the period commencing upon the Effective Date and terminating upon the date on which all Holding Company Class B Stock has been converted into Holding Company Class A Stock, the following actions will not be taken, unless (y) Holding Company will have received an opinion from an investment bank of internationally recognized standing that such transaction is fair, from a financial point of view, to the holders of Holding Company Stock, or (z) a majority of the shares of Holding Company Class B Stock, voting as a separate class, will have approved such action:

(i)            Any issuance by Holding Company of any class of Holding Company Stock or any other equity securities of Holding Company (other than Class B Stock), or any securities convertible into, exchangeable for, or exercisable for any class of Holding

Company Stock or any other equity securities of Holding Company (other than Holding Company Class B Stock);

(ii)           Any issuance by any direct or indirect subsidiary of Holding Company of any class of equity securities, or any securities convertible into, exchangeable for, or exercisable for any class of equity securities of such subsidiary;

(iii)          Any sale or disposition of any shares or other equity interests in any direct or indirect subsidiary of Holding Company (other than Tricom);

(iv)          Any sale or disposition of all or substantially all of the assets of any direct or indirect subsidiary of Holding Company (other than Tricom); and

(v)           Any merger of any subsidiary of Holding Company (other than Tricom) with or into any entity, other than another wholly owned subsidiary of Holding Company.

2.             Securities Law Matters

No registration statement will be filed under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities and “blue sky” laws with respect to the offer and issuance under the Plan of Holding Company Stock.  The Debtors believe that the offer of Holding Company Stock is exempt from federal and state securities registration requirements pursuant to section 3(a)(9) of the Securities Act and Regulation D promulgated thereunder, and that the issuance of Holding Company Stock is exempt from federal and state securities registration requirements under section 1145(a)(1) of the Bankruptcy Code.  Further, if Holding Company is incorporated outside of the United States, the Debtors also believe that the offer of Holding Company Stock to certain offerees may be exempt from registration requirements under Regulation S promulgated under the Securities Act.

a.             The Solicitation

(i)            For creditors who are “Accredited Investors” as such term is defined in Regulation D promulgated under the Securities Act, Regulation D is being relied on for the offer of Holding Company Stock.  If Holding Company is a non-U.S. issuer, Regulation S will also be relied on for the offer of Holding Company Stock to creditors who are not “U.S. Persons” as such term is defined in Regulation S promulgated under the Securities Act.

(ii)           Section 4(2) of the Securities Act (“Section 4(2)”) exempts from the registration requirements of the Securities Act transactions by an issuer not involving a public offering.  Rules 502 and 506 of Regulation D provide that an offering to Accredited Investors, as defined in Regulation D, will be deemed to be a transaction not involving a public offering under Section 4(2).  If applicable, Regulation S provides that the registration requirements of the Securities Act do not apply to an offer of securities made “outside the United States” which, if Holding Company is a foreign issuer, can be accomplished by the offer meeting certain criteria, including that they are made to other than “U.S. Persons.”

(iii)          For holders that are not “Accredited Investors” as such term is defined in Regulation D and, if applicable, for holders that are “U.S. Persons” as such term is defined in Regulation S, Section 3(a)(9) of the Securities Act (“Section 3(a)(9)”) is being relied on for the offer of Holding Company Stock.  Section 3(a)(9) exempts certain offers of securities issued pursuant to an exchange offer from registration under the Securities Act if the following requirements are satisfied:  (i) there is an identity of the issuer of the securities surrendered with the issuer of the securities received by exchanging security holders; (ii) the exchange is with existing security holders only; (iii) existing security holders exchange their securities without giving any other consideration; and (iv) no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange.  The Debtors believe that, to the extent that Holding Company is deemed to be an issuer of Holding Company Stock for U.S. securities law purposes, the offer of Holding Company Stock is exempt from registration under Section 3(a)(9) of the Securities Act.

b.             The Issuance of Holding Company Stock

Section 1145(a) of the Bankruptcy Code generally exempts the issuance of a debtor’s securities under a chapter 11 plan from the registration requirements of the Securities Act and the equivalent state securities or “blue sky” laws if the following conditions are satisfied:  (i) the securities are issued by a debtor, an affiliate participation in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administration expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor, or are issued “principally” in such exchange and “partly” for cash or property.  The Debtors believe that the issuance of a Holding Company Stock contemplated by the Plan will satisfy the aforementioned requirements and therefore is exempt from federal and state securities law, although as discussed in Section C below, subsequent transfers of Holding Company Stock by certain types of holders may be subject to registration requirements under such securities laws.

c.                                       Subsequent Transfer of Holding Company Stock Issued Under the Plan

Following the initial issuance under the Plan, Holding Company Stock may be freely transferred without registration under the Securities Act and state securities and “blue sky” laws pursuant to the exemption therefrom provided by section 1145 of the Bankruptcy Code, unless the holder is an “underwriter” as defined therein with respect to Holding Company Stock.

Section 1145(b)(1) of the Bankruptcy Code defines four types of persons as “underwriters”:

(A)                              persons who purchase a claim against, an interest in, or a claim for an administrative expense in the case concerning the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such claim or interest;

(B)                                persons who offer to sell securities offered or sold under the plan for the holders of such securities;

(C)                                persons who offer to buy securities offered or sold under the plan from the holders of such securities, if such offer to buy is:

(i)                                     with a view to distribution of such securities; and

(ii)                                  under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or

(D)                               a person who is an “issuer” as used in Section 2(11) of the Securities Act, with respect to such securities.

As used in Section 2(11) of the Securities Act, the term “issuer” includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control of the issuer.  “Control” (as defined in Rule 405 of Regulation C promulgated under the Securities Act) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Persons who are “underwriters” under section 1145(b)(1)(D) (other than Holding Company) may be able to sell such Holding Company Stock without registration pursuant to the provisions of Rule 144 under the Securities Act subject to applicable volume limitations, notice and manner of sale requirements and certain other conditions.

For a discussion of the Registration Rights Agreement to be entered into between Holding Company and holders of Holding Company Stock, see Section IV.F.2.e, “The Plan of Reorganization—Securities to be Issued Pursuant to the Plan—Securities Law Matters—Registration Rights Agreement.”

THE FOREGOING SUMMARY DISCUSSION IS GENERAL IN NATURE AND HAS BEEN INCLUDED IN THIS DISCLOSURE STATEMENT SOLELY FOR INFORMATIONAL PURPOSES.  THE DEBTORS MAKE NO REPRESENTATIONS CONCERNING, AND DOES NOT HEREBY PROVIDE ANY OPINION OR ADVICE WITH RESPECT TO, THE SECURITIES LAW AND BANKRUPTCY LAW MATTERS DESCRIBED ABOVE.  IN LIGHT OF THE COMPLEX AND SUBJECTIVE INTERPRETIVE NATURE OF WHETHER A PARTICULAR RECIPIENT OF SECURITIES UNDER THE PLAN MAY BE DEEMED TO BE AN “UNDERWRITER” WITHIN THE MEANING OF SECTION 1145(b)(1) OF THE BANKRUPTCY CODE AND THE UNCERTAINTY CONCERNING THE AVAILABILITY OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (INCLUDING, WITHOUT LIMITATION, RULE 144) AND EQUIVALENT STATE SECURITIES AND “BLUE SKY” LAWS, POTENTIAL RECIPIENTS OF HOLDING COMPANY STOCK MUST CONSIDER CAREFULLY AND CONSULT WITH HIS, HER OR ITS OWN LEGAL ADVISOR(S) WITH RESPECT TO SUCH (AND ANY RELATED) MATTERS.

d.             Listing of Holding Company Stock/Legends

Upon the Effective Date, Holding Company Stock will not be publicly traded or listed on any nationally recognized market or exchange.  Accordingly, no assurance can be given that a holder of Holding Company Stock will be able to sell such securities in the future or as to the price at which any sale may occur.

Certificates evidencing shares of Holding Company Stock received by holders of at least ten percent (10%) of the outstanding Holding Company Stock will bear a legend substantially in the form below:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS HOLDING COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

e.             Registration Rights Agreement

On or before the Effective Date, Holding Company, Tricom and certain holders of Holding Company Stock and New Secured Notes will enter into and be bound by the terms of the Registration Rights Agreement.  The Registration Rights Agreement will be substantially in the form included in the Plan Supplement.  As more fully set forth therein, the Registration Rights Agreement will provide the holders of Holding Company Stock and New Secured Notes that are party thereto with certain rights relating to the registration of such Holding Company Stock and New Secured Notes, including, among other things, the following:

Shelf Registration Rights with Respect to Holding Company Class A Stock

Upon the occurrence of a Triggering Event (described below), the Holding Company will (i) register the Holding Company Class A Stock under the Exchange Act, (ii) file a shelf registration statement under the Securities Act to permit resales of the Holding Company Class A Stock, and use commercially reasonable efforts to cause such shelf registration statement to be declared effective, (iii) use commercially reasonable efforts to keep such shelf registration statement continuously effective for three years, (iv) supplement or make amendments to such shelf registration statement, if required under the Securities Act or in accordance with the terms of the Registration Rights Agreement, and (v) use commercially reasonable efforts to cause the shares of Holding Company Class A Stock to be listed for at least three years on a United States or foreign securities exchange or market.

As provided for in the Registration Rights Agreement and set forth in Section 7.12(a) of the Plan, “Triggering Event” will be the earliest to occur of the following:  (i) the Holding Company Board, by a majority vote, authorizes the voluntary registration of the Holding Company Class A Stock under the Exchange Act and such registration is in conjunction with the listing of the Holding Company Class A Stock on a United States or foreign securities exchange or market, (ii) 270 days after the Effective Date (extendable at the option of the Holding Company for two consecutive 90-day periods if the Holding Company board determines in good faith that it would be detrimental to Holding Company and its shareholders for the shelf registration statement to be filed), provided that such registration is in conjunction with the listing of the Holding Company Class A Stock on a United States or foreign securities exchange or market; and (iii) such time as the Holding Company is required to register the Holding Company Class A Stock under the Exchange Act.

Demand Registration Rights with Respect to Holding Company Class B Stock

The holders of Holding Company Class B Stock will collectively receive three demand registration rights entitling such holders to request Holding Company to register shares of Holding Company Class B Stock for resale under the Securities Act at any time following a Triggering Event, as contemplated above in Registration Rights with Respect to Holding Company Class A Stock and set forth in 7.12(a) of the Plan.

Demand Registration Rights with Respect to Holding Company Class A Stock

As set forth in Section 7.12(a) of the Plan, each of the following will receive one demand registration right for each 5% of the issued and outstanding Holding Company Class A Stock held by such holder, entitling such holder to request Holding Company to register its shares of Holding Company Class A Stock for resale under the Securities Act at any time following a Triggering Event:

(i) any holder of shares of Holding Company Class A Stock who (x) beneficially owns (as such term is defined pursuant to Section 13d-3 under the Exchange Act) 5% or more of the issued and outstanding Holding Company Class A Stock, (y) is an affiliate of Holding Company (as the term “affiliate” is defined pursuant to the Securities Act), or (z) is deemed, or might reasonably considered to be an “underwriter” under section 1145(b)(1) of the Bankruptcy Code;

(ii) any other beneficial owner (as such term is defined pursuant to Section 13d-3 under the Exchange Act) of Holding Company Class A Stock acquired pursuant to the Prepackaged Plan which provides the Holding Company notice that it meets any of the conditions in clause (i) above; or

(iii) any person who purchases shares of Holding Company Class A Stock that are restricted securities (as such term is defined pursuant to Rule 144 under the Securities Act) from a holder who acquired such Holding Company Class A Stock pursuant to the Plan.

“Piggy-back” Registration Rights

Each holder of Holding Company Class A Stock and Holding Company Class B Stock will be entitled to “piggy-back” registration rights to participate in any public offering of shares of Holding Company Stock registered under the Securities Act in the event that at the time such registration statement is filed, such holder is not permitted to freely resell such stock without registration under the Securities Act.

Registration Rights with Respect to New Secured Notes

The Registration Rights Agreement will also provide certain registration rights to the holders of New Secured Notes.  Tricom will not be obligated to register the New Secured Notes prior to registration of the Holding Company Class A Stock by the Holding Company.

Participation of Board of Directors and Management Necessary to Effect Registration Rights

The SEC filings necessary to effect the above-described registration rights will generally need to be signed by a majority of the members of the Board of Directors, the Chief Executive Officer and the Chief Financial Officer of the entities seeking registration of their securities.  As at the date of this Disclosure Statement, none of the Holding Company board and senior management appointments have been made, and the board and senior management of Tricom and its subsidiaries are subject to change.  Accordingly, there can be no assurance that the SEC filings necessary to effect the above-described registration rights will be signed or filed, or that Holding Company and Tricom will be in a position to comply with their obligations under the Registration Rights Agreement.

Tag-Along Rights

The Shareholders Agreement (or in the case of a LLC, the Operating Agreement) will provide that if, at any time prior to the date on which all Holding Company Class B Stock has been converted into Holding Company Class A Stock, any holder of Holding Company Class A Stock proposes to sell shares of Holding Company Class A Stock representing more than 1% of the issued and outstanding Holding Company Stock to a third party, other than under an effective registration statement covering such Holding Company Stock, each holder of Holding Company Class B Stock will have the right to include in such sale a portion of the shares of Holding Company Class B Stock of such holder equal to the proportion of the issued and outstanding Holding Company Stock proposed to be sold by the selling holder.  Holders of Holding Company Class A Stock will have reciprocal rights as to sales of Holding Company Class B Stock.

Shareholders’ Rights Plan

On or before the Effective Date, Holding Company will adopt a Shareholders Rights Plan (the “Shareholders Rights Plan”) by which preferred stock purchase rights will be distributed as a dividend at the rate of one right for each share of Holding Company Class A Stock and Holding Company Class B Stock.  Subject to certain exceptions, the rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the total amount of outstanding shares of Holding Company Stock, or commences or publicly announces a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the total amount of outstanding shares of Holding Company Stock.  The Shareholder Rights Plan will contain customary terms and conditions and be included in the Plan Supplement.

3.             Issuance of New Secured Notes

On or before the Effective Date, each holder of an Allowed Unsecured Financial Claim will receive from Tricom, in consideration of the cancellation of all of its New Notes Unsecured Financial Claims Portion, its Pro Rata Share of New Secured Notes.  In order to facilitate such distribution, on or before the Effective Date, all relevant parties will execute, deliver and/or issue the Indenture, the New Secured Notes and all other New Secured Notes Documents.  Prior to issuance of the New Secured Notes, the Debtors will have submitted Form T-3 application for qualification of the New Secured Notes Indenture under the Trust Indenture Act to the SEC and the SEC will have qualified the New Secured Notes Indenture under the Trust Indenture Act.  Upon execution, issuance and delivery of the New Secured Notes Documents and perfection of the liens on the New Secured Notes Collateral, as provided in the Plan and to be created pursuant to the New Secured Notes Documents, the 11 3/8% Senior Notes Indenture and all other 11 3/8% Senior Notes Documents, including, without limitation, the 11 3/8% Senior Notes, will be deemed terminated and/or cancelled.  The indenture trustee under the 11 3/8% Senior Notes Indenture, Tricom and all other relevant parties to such Indenture and the other 11 3/8% Senior Notes Documents will be authorized and required to take all such actions as will be necessary or appropriate to effectuate or implement the foregoing termination and/or cancellation of the 11 3/8% Senior Notes Indenture and all other 11 3/8% Senior Notes Documents, including, without limitation, the 11 3/8% Senior Notes.  In the event a relevant party does not take the necessary actions required to implement the foregoing termination and/or cancellation, Tricom will be authorized to act as attorney-in-fact for such party.

In connection with its issuance of the New Secured Notes, Tricom is relying on the same securities law exemptions as the Holding Company in its offer and issuance of Holding Company Stock.  See Section IV.F.2, “The Plan of Reorganization—Securities to be Issued Pursuant to the Plan—Securities Law Matters.”

G.            Means of Implementation of the Plan

1.             Substantive Consolidation for Plan Purposes Only

As discussed above, the Plan is premised upon the substantive consolidation of the Debtors for Plan purposes only, with the exception of the GE Existing Secured Claims.  Accordingly, on the Effective Date, all of the Debtors and their Estates will, for Plan purposes only, be deemed merged and (i) all assets and liabilities of the Debtors will be treated for Plan purposes only as though they were merged; (ii) all guarantees of any Debtor of the payment, performance, or collection of obligations of any other Debtor will be eliminated and cancelled; (iii) all joint obligations of two or more Debtors or Tricom’s non-Debtor subsidiaries, and all multiple Claims against such entities on account of such joint obligations, will be considered a single Claim against the Debtors; (iv) any right of set-off belonging to any Debtor may be applied to any Allowed Claim against any Debtor, subject to the provisions of section 553 of the Bankruptcy Code; and (v) any Claim filed in the Chapter 11 Cases of any Debtor will be deemed filed against the consolidated Debtors and a single obligation of the consolidated Debtors on and after the Effective Date.  Such substantive consolidation for Plan purposes will not (other than for Plan voting, treatment and distribution purposes) and except as otherwise provided for in the Plan affect (a) the legal and corporate structures of the Debtors, (b) any Intercompany Claims,

(c) any Debtors’ interests in its subsidiaries or (d) the GE Existing Secured Claims or any obligations thereunder.

Except as set forth in Section 7.1 of the Plan, such substantive consolidation for Plan purposes only will not (other than for purposes related to the Plan) (i) affect the legal and corporate structures of the Reorganized Debtors; (ii) cause any Debtor to be liable for any Claim under the Plan for which it otherwise is not liable, and the liability for any such Claim will not be affected by such substantive consolidation; (iii) affect Intercompany Claims; or (iv) affect any obligations under any leases or contracts assumed in the Plan or otherwise subsequent to the filing of the Chapter 11 Cases.

On the Effective Date, except as otherwise provided for in the Plan, (i) the Intercompany Claims of Debtors or their Affiliates against Debtors will be reinstated or discharged and satisfied at the option of the Reorganized Debtors by contributions, distributions or otherwise; and (ii) except as otherwise set forth in the Plan, the Interests of a Debtor in any Debtor or non-Debtor subsidiary will remain outstanding.  The following is a schedule of Intercompany Claims as of September 30, 2007:

Creditor Entity

		Tricom	Tricom USA	TCN
Debtor	Tricom	$0	$18,618,322	$0
Entity	Tricom USA	$56,233,853	$0	$0
	TCN	$1,470,495	$0	$0

Unless the Bankruptcy Court has approved the substantive consolidation of the Chapter 11 Cases by a prior order, the Plan will serve as, and will be, a motion for entry of an order substantively consolidating the Debtors for Plan purposes only as provided in Section 7.1 of the Plan.

If no objection to substantive consolidation for Plan purposes is timely filed and served by any holder of a Claim that is impaired by the Plan as provided in the Plan on or before the deadline for objection to confirmation of the Plan, the Confirmation Order may be entered by the Bankruptcy Court.  If any such objections are timely filed and served, a hearing with respect to the substantive consolidation for Plan purposes of the Chapter 11 Cases and the objections thereto will be scheduled by the Bankruptcy Court, which hearing will coincide with the Confirmation Hearing.

2.             Holding Company and the Reorganized Debtors

a.             Holding Company Jurisdiction

The Debtors are seeking to incorporate Holding Company in Bermuda and are working through certain issues under Bermuda law to determine the eligibility of Holding Company to be formed as a Bermuda corporation.  The Debtors are also reviewing alternative jurisdictions in which to incorporate Holding Company in the event the Debtors determine that

Bermuda is not a feasible jurisdiction.  The Debtors believe, at this time, that formation of Holding Company as a Delaware Limited Liability Company (“LLC”) will be the most likely alternative to Bermuda, if necessary.  The Plan Support and Lock-Up Agreement provides for a Termination Event thereunder if, on or before February 1, 2008, Holding Company has not been incorporated in Bermuda (or authorized to be incorporated in Bermuda by the Bermuda Monetary Authority) or formed or incorporated in an alternative jurisdiction to the satisfaction of the Ad Hoc Committee, in its sole and absolute discretion.

b.             Holding Company Capitalization

On or before the Effective Date, each holder of (i) an Allowed Non-Affiliated Creditors Unsecured Financial Claim will transfer to Holding Company all of its Holding Company Unsecured Financial Claims Portion in consideration of Holding Company’s issuance to such holder of such holder’s Pro Rata Share of Holding Company Class A Stock and (ii) an Allowed Affiliated Creditors Unsecured Financial Claim will transfer to Holding Company all of its Holding Company Unsecured Financial Claims Portion in consideration of Holding Company’s issuance to such holder of such holder’s Pro Rata Share of Holding Company Class B Stock.  Holders of shares of Holding Company Class A Stock and Holding Company Class B Stock will have the rights and obligations described in the Holding Company Constituent Documents, the Shareholders’ Agreement, the Registration Rights Agreement and the Shareholders’ Rights Plan.  Tricom, the other Debtors, if applicable, each holder of a Holding Company Unsecured Financial Claim to be transferred and all other relevant parties to the underlying documents governing such Claims will be authorized and required to take all such actions as will be necessary or appropriate to effectuate or implement the foregoing transfer of the Holding Company Unsecured Financial Claims Portion.  After the aforesaid transfer of Holding Company Unsecured Financial Claims Portion has taken place, the Holding Company will be the sole and absolute holder of all transferred Holding Company Unsecured Financial Claims Portion.  The Dominican Holding Company Unsecured Financial Claims Portion will be cancelled in accordance with the transactions described in Section 7.9 of the Plan.  See Section IV.G.4, “The Plan of Reorganization—Means of Implementation of the Plan—Dominican Corporate Actions.”  The Tricom USA Holding Company Unsecured Financial Claims Portion will be cancelled.

c.             New Constituent Documents

On the Effective Date or as soon as practicable thereafter, the Debtors will file with the appropriate governing body in the relevant jurisdiction of their incorporation or with such other relevant governmental or other body as may be required by applicable law, the relevant New Constituent Documents for each Debtor, required to be so filed.  At any time following the Effective Date, any Reorganized Debtor may amend or modify its respective New Constituent Documents in a manner consistent with the Plan and as permitted by applicable law.  As soon as practicable to timely implement the provisions of the Plan, Holding Company will be formed and the Holding Company Constituent Documents will be adopted and the same will be filed with the  relevant governmental or other body as may be required by applicable law.

d.             Initial Boards of Directors of Holding Company and of the Reorganized Debtors

On or before the Effective Date, the members of the Board of Directors of the Debtors will be appointed in accordance with the provisions of their respective New Constituent Documents.  On or before the Effective Date, the members of the Holding Company Board of Directors will be appointed in accordance with the provisions of the Holding Company Constituent Documents and Shareholders’ Agreement.  The Holding Company Board of Directors will consist of nine members, including the chairperson of the Holding Company Board of Directors.  The members of the Holding Company Board of Directors will be elected to initial terms of three years.  Upon the completion of the initial terms, the members of the Holding Company Board of Directors will be elected to terms of one year.  The holders of Holding Company Class A Stock will be entitled to elect six members of the Holding Company Board of Directors, and the holders of Holding Company Class B Stock will be entitled to elect three members of the Holding Company Board of Directors, including the chairperson of the Holding Company Board of Directors.  The chairperson of the Holding Company Board of Directors will have the same rights and obligations as each other member of the Holding Company Board of Directors.  Any member of the Holding Company Board of Directors will be automatically removed from the Holding Company Board of Directors upon the criminal conviction of that member; provided that any such removal will not affect the rights of the holders of Holding Company Stock to elect the number of members of the Holding Company Board of Directors set forth in the Plan and the Holding Company Constituent Documents.

e.             Officers of the Reorganized Debtors and Holding Company

The initial officers of Holding Company, together with biographical information, will be disclosed in a filing to be made with the Bankruptcy Court prior to the Confirmation Date.  On or before the Effective Date, the officers of each of the Debtors will be selected and appointed by the respective Boards of Directors of such Debtors in accordance with, and pursuant to, the provisions of applicable law and their respective New Constituent Documents.  On or before the Effective Date, the officers of Holding Company will be selected and appointed by the Holding Company Board of Directors in accordance with, and pursuant to, the provisions of the Holding Company Constituent Documents and Shareholders’ Agreement.  The Holding Company Board of Directors will determine the qualifications of the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of Holding Company and will arrange to review presentations from and interview not less than three internationally recognized executive search firms with respect to the recruitment of a Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of Holding Company.  Following these presentations and interviews, the Holding Company Board of Directors will select an executive search firm by a majority vote and retain such firm in a search for a Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer.  The Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of Holding Company will be appointed by a majority of at least six members of the Holding Company Board of Directors.  Following these initial appointments, the termination or appointment of any person to Chief Executive Officer of Holding Company will require the affirmative vote of a majority of at least six members of the Holding Company Board of Directors, and the termination or appointment of any person to Chief Operating Officer or Chief Financial Officer of Holding Company will require the affirmative vote of a majority of at least five members of the Holding Company Board of Directors.  Any member of senior management of Holding Company will be automatically removed from his or her position upon criminal conviction; provided that the vacancy created by any such removal will be filled as set forth in the Plan, the Holding Company Constituent Documents and the Shareholder Agreement.

f.              Transition Services Agreement

On or before the Effective Date, Holding Company and the Transition Services Company will execute and deliver the Transition Services Agreement.  The Transition Services Agreement will have an initial term of three years and will provide that, for so long as Holding Company Class B Stock is entitled to elect the chairperson of the Holding Company Board of Directors, Mr. Pellerano will be entitled to serve as chairperson.  If Mr. Pellerano is unable to serve, then Transition Services Company will have the right to appoint another individual to serve as chairperson of the Holding Company Board of Directors.

In exchange for the provision of services to be furnished under the Transition Services Agreement, Transition Services Company will receive 300,000 restricted shares of Holding Company Class B Stock, which will vest in equal quarterly installments over a three-year period upon the satisfaction of the conditions described in the Transitions Services Agreement; provided, however, that all restricted shares of Holding Company Class B Stock will immediately vest upon a change of control of Holding Company.  The Transition Services Company will be entitled to exercise the voting rights of the restricted shares of Holding Company Class B Stock upon their grant and will be entitled to receive dividends and other distributions with respect to the restricted shares of Holding Company Class B Stock prior to vesting, unless the restricted shares of Holding Company Class B Stock are forfeited.

On or before the Effective Date, as additional consideration for the provision of services in accordance with the terms of the Transition Services Agreement, the Transition Services Company shall receive the Options.  The Options will vest in equal quarterly installments over three years following the execution of the Transition Services Agreement contingent upon (i) the continuing service of Mr. Pellerano, or any other individual appointed by Transition Services Company, as chairperson of the Holding Company Board of Directors, and (ii) satisfaction of the conditions described in the Options Agreement; provided, however, that all Options will vest immediately upon a change of control of Holding Company, as provided in the Options Agreement.  The price, anti-dilution protection and all other conditions for the exercise of the Options are more particularly described in the Options Agreement.  The Options will expire on the tenth anniversary of the Effective Date and will not carry any voting rights related to the Holding Company Stock to be issued pursuant to the Options.

3.             General Corporate Action

The entry of the Confirmation Order will contain provisions that authorize, direct and require the Debtors, Holding Company and their respective shareholders, directors and officers to take or cause to be taken all corporate actions needed or required under the Plan or applicable law, including, without limitation, as applicable, adoption of the relevant Restructuring Resolutions necessary or appropriate to implement all of the provisions of, and to consummate, the Plan and the transactions contemplated by the Plan, prior to and on and after the Effective Date, including, without limitation, as appropriate, assignment and cancellation of prepetition indebtedness, including, without limitation, cancellation of the Holding Company Unsecured Financial Claims Portion and the New Secured Notes Unsecured Financial Claims Portion, the Capital Increase, the Accordion Transactions, the reduction of the Existing Tricom Equity Interests to a de minimis amount with a de minimis value through the Restructuring Dilution Transactions, and issuance of all or substantially all of the Tricom Stock to Holding Company and the entry into and/or issuance and delivery of the Credit Suisse Secured Debt Documents and the New Secured Notes Documents, and all such actions taken or caused to be taken will be deemed to have been ordered, authorized, directed and approved by the Bankruptcy Court without further approval, act, or action under any applicable law, order, rule or regulation.  Except as otherwise provided in the Plan, on the Confirmation Date, the then officers and directors of the Holding Company and/or the Debtors will be authorized and directed to execute, issue and deliver all agreements, documents, instruments, notices and certificates as are contemplated by the Plan and to take all necessary actions required in connection therewith in the name of and on behalf of the Debtors.

4.             Dominican Corporate Actions

NUMBERS USED IN THIS SECTION ARE FOR ILLUSTRATIVE PURPOSES ONLY AND ARE SUBJECT TO CHANGE

a.             Introduction

Notwithstanding the provisions of the Bankruptcy Code which allow for the cancellation of equity in the context of a chapter 11 plan, Dominican law does not allow such a result.  In addition, under the tax laws of the Dominican Republic, any cancellation of Tricom and TCN’s debt provided for under the Plan, other than debt exchanged for shares in accordance with the Plan,(32) will be taxed as cancellation of debt income (“COD Income”) and the amount of net operating losses (“NOLs”) which may be used to offset such income is limited (see Section XII, “Certain Dominican Republic Tax Consequences to the Plan of Reorganization”.)

In order to accomplish the (i) cancellation of the Dominican Holding Company Unsecured Financial Claims Portion,(33) (ii) effective dilution to a de minimis amount with de minimis value of all or substantially all Existing Tricom Equity Interests, (iii) issuance of new Tricom Stock to Holding Company through which the transfer of the control of Tricom to Holding Company will be effected, (iv) substantial reduction of Tricom’s existing cumulative capital deficit, and (v) the minimization of adverse tax impacts arising from the cancellation of Tricom and TCN’s indebtedness (together, the “Dominican Restructuring Objectives”), a combination of the following actions will be carried out, as necessary and appropriate:

•      Capital Increase and issuance of new Tricom Stock to Holding Company;

(32) On a dollar per dollar basis, as described in detail below.

(33) The Dominican Holding Company Unsecured Financial Claims Portion will be the amount of Allowed Unsecured Financial Claims equal to the total of Holding Company Unsecured Financial Claims Portion less the aggregate Tricom USA Holding Company Unsecured Financial Claims Portion.

•      Reduction of the nominal value of the Tricom Stock;

•      Accordion Transactions;

•      Cancellation of debt;

•      Capital Increase and issuance of TCN stock to Tricom; and

•      Use of NOLs and current year operating losses to offset COD Income.

b.             Restructuring Dilution Options

Under the Plan, Existing Tricom Equity Interests (Class 9) are impaired and Holders of Existing Tricom Equity Interests neither receive nor retain any effective value under the Plan.  Because neither Dominican insolvency nor corporate law provides a mechanism for the outright cancellation of all of the Existing Tricom Equity Interests, the Plan provides for the dilution of Existing Tricom Equity Interests to a one percent (1%) or less ownership interest in Tricom (the “Restructuring Dilution”).

Under Dominican law, the Restructuring Dilution can be achieved (i) by Tricom increasing its authorized capital (“Capital Increase”) so that it can issue a sufficient number of additional shares representing such Capital Increase to Holding Company, (ii) through a series of Accordion Transactions (further described below), or (iii) some combination of Capital Increase and Accordion Transactions (the “Restructuring Dilution Transactions”).  Each of the Restructuring Dilution Transactions is a multi-step process that will require (x) corporate actions, including, without limitation, the adoption of one or more applicable Restructuring Resolutions and (y) the issuance of new Tricom Stock to Holding Company in exchange for cancellation of the Dominican Holding Company Unsecured Financial Claims Portion equal to the value of such shares.(34)

As of the date hereof, Tricom has an authorized capital of RD$800,000,000, divided into 55,000,000 shares of Tricom Class A Stock and 25,000,000 shares of Tricom Class B Stock with a par value of RD$10.00 each.  There are 45,458,045 shares of Tricom Class A Stock currently issued and outstanding and 9,541,955 shares unissued.  There are 19,144,544 shares of Tricom Class B Stock currently issued and outstanding and 5,855,456 shares unissued.

If, assuming the current capital structure of Tricom, the Restructuring Dilution were to be accomplished exclusively by Capital Increase, Tricom would likely have to increase its authorized capital by up to RD$30,000,000,000 to have the practical effect of diluting the Existing Tricom Equity Interests to a de minimis amount with de minimis value.  This, in turn, as

(34) Calculation will be done on a dollar per dollar basis and therefore for each dollar of Dominican Holding Company Unsecured Financial Claims which is contributed in exchange for shares, Tricom will issue the equivalent amount in shares of Tricom, based on the nominal value of the shares and calculated at the applicable exchange rate.  For example, using an exchange rate of RD$35 for each US$1, Tricom would issue RD$3,500 of value to Holding Company in shares of Tricom (700 shares of RD$5 each), in exchange for a contribution by Holding Company of US$100 of Dominican Holding Company Unsecured Financial Claims.

discussed below, would result in Holding Company owning approximately 99% or more of the Tricom Equity Interests.  There are, however, some adverse tax consequences which would result from this pure Capital Increase, as explained below.

Tricom could also effect the Restructuring Dilution solely through the use of Accordion Transactions.  Accordion Transactions are typically defined by corporate practitioners as a pre-planned capital reduction followed back-to-back by a Capital Increase.  Under the laws currently in effect in the Dominican Republic, an Accordion Transaction would encompass two separate steps.  The first step is a paid-in capital reduction of no more than 90% of a corporation’s authorized capital (the Maximum Allowed Capital Reduction Amount).  In this step, a company’s accumulated losses are reduced by virtue of a prorated cancellation of equity interests held by the existing shareholders up to the above-referenced maximum capital reduction permitted by Dominican law.(35)  The second step consists of issuing new shares to the same or different shareholders.

To illustrate an Accordion Transaction, assume a corporation has an authorized and paid-in capital of $100, divided in 10 shares of $10 each.  The first step is to reduce the issued and outstanding capital by 90% of the authorized capital (the Maximum Allowed Capital Reduction Amount) to no less than $10, or 10% of the authorized capital, by absorbing an amount of accumulated losses equal to the amount of the capital reduction.  The 9 shares representing the $90 of paid-in capital reduced by the capital reduction are effectively cancelled and new shares representing such $90 of paid-in capital being reduced become available for issuance.  If such new shares are issued to a new shareholder, the net result of this issuance would be that the former shareholders would collectively hold one share (equal to the $10 of paid-in-capital) and the new shareholder(s) would hold 9 shares equal to $90 of paid in capital.

The number of Accordion Transactions and time needed to accomplish the results sought by the Debtors, including completion of the Restructuring Dilution, will depend on, among other things, Tricom’s authorized capital and cumulative losses at the time of actual implementation of the Accordion Transactions.  If, assuming the current capital structure of Tricom, the Restructuring Dilution were to be accomplished exclusively by the use of Accordion Transactions, multiple Accordion Transactions would be required to have the practical effect of diluting the Existing Tricom Equity Interests to a de minimis amount with de minimis value.  This process would take several months to complete due to the number of corporate steps involved.

The Debtors believe that a third alternative, a combination of Capital Increase and one or more Accordion Transactions will likely present the most feasible, economic and tax efficient method to achieve the Restructuring Dilution and the other Dominican Restructuring Objectives.

(35) The reduction of accumulated losses is on a dollar per dollar basis and therefore for each dollar of accumulated losses reduced, the equivalent amount in shares of Tricom is cancelled, on a prorated basis.

c.             Necessary Tax Considerations To Determine the Appropriate Method to Achieve the Restructuring Dilution

To determine the Restructuring Dilution Transactions by which to achieve the Restructuring Dilution and the other Dominican Restructuring Objectives, the Debtors must consider that, among other things, Dominican law imposes a tax on authorized Capital Increases of 1% of the amount of the increase.  For instance, an authorized Capital Increase of RD$30 billion, which may be necessary to complete the Restructuring Dilution solely by Capital Increase, would result in tax liability to Tricom of approximately RD$300 million or US$8.6 million.(36)

Another important tax consideration is that the cancellation of debt is considered “income” (COD Income) under Dominican tax laws and, therefore, subject to a 25% income tax.  However, cancelling Claims comprising the Dominican Holding Company Unsecured Financial Claims Portion in exchange for issuance of new Tricom Stock to Holding Company, as contemplated under the Plan,(37) would not be considered COD Income for income tax purposes under the Dominican Tax Code.  Thus, any debt on the books of Tricom, including any portion of the Dominican Holding Company Unsecured Financial Claims Portion, not exchanged by Holding Company for new Tricom Stock and cancelled under the Plan would, when cancelled upon the completion of the Restructuring Dilution Transactions, generate COD Income subject to this 25% tax; however, as contemplated by the Dominican Tax Code, up to 20% per each fiscal year of Tricom’s accumulated NOLs, as well as current operating losses, would be available to offset this COD income, either completely or partially depending on the amount of COD Income generated.

Tricom intends to effect the Restructuring Dilution by a method, or combination of methods, to maximize the use of the NOLs and minimize, or eliminate, any COD income.  For a further discussion of the Dominican tax implications of the Restructuring Dilution, see Section XII, “Certain Dominican Republic Tax Consequences to the Plan of Reorganization”.

As of the date hereof, Debtors are unable to confirm the exact method by which they will effect the Restructuring Dilution, or, if a combination of methods, the specific combination of Capital Increase and/or Accordion Transactions they will utilize.  The Debtors and their advisors are continuing their review and analysis of this issue.  As noted, this decision will in part depend on, among other things, the tax implications arising from increasing the authorized capital and cancelling the debt, as well as the amount of NOLs that Debtors will have available to offset any COD income generated.  However, as indicated above, the Debtors believe that a combination of Capital Increase and one or more Accordion Transactions will likely present the most feasible, economic and tax efficient method to effect the Restructuring Dilution.

Prior to the Confirmation Hearing, the Debtors will file with the Bankruptcy Court and serve on parties in interest, a detailed discussion of the Restructuring Dilution Transactions, which will describe the attendant costs and tax implications (the “Restructuring

(36) An exchange rate of RD$35 per US$1 has been used throughout this Section.

(37) On a dollar per dollar basis, as explained above.

Dilution Process”).  The Debtors will seek express approval of the Restructuring Dilution Process in the Confirmation Order.  Accordingly, any figures presented herein, including, but not limited to, those relating to the Debtors’ accumulated losses, the application of those losses, the amount of the Dominican Holing Company Unsecured Financial Claims Portion, the Debtors’ authorized capital, the Debtors’ issued and unissued shares, the Accordion Transactions, the Capital Increase and other Dominican corporate actions are for illustrative purposes only and are subject to change.

d.             Example of Restructuring Dilution, Substantial Cancellation of Dominican Holding Company Unsecured Financial Claims Portion and Reduction of Tricom’s Accumulated Losses Effected Through Combination of Capital Increase and Accordion Transactions

Pursuant to the Plan and Confirmation Order, as soon as practicable after the entering of the Confirmation Order and prior to the Effective Date, subject to Indotel Approval for the change in control of Tricom to Holding Company, the then existing members of Tricom’s board of directors would call a series of shareholders’ meetings to implement a Capital Increase, one or more Accordion Transactions, or some combination thereof.(38)  The following example illustrates the process of effecting the Restructuring Dilution, cancellation of the Dominican Holding Company Unsecured Financial Claims Portion and reduction of Tricom’s accumulated losses by a combination of Capital Increase and two Accordion Transactions based on the assumption that the total amount of Dominican Holding Company Unsecured Financial Claims Portion equals US$406,707,644.(39)  At the implementation phase, such amount will be revised to reflect the actual amount of Allowed Holding Company Unsecured Financial Claims Portion to be included as the Dominican Holding Company Unsecured Financial Claims Portion.  This example is for illustrative purposes only.  As noted above, the final Restructuring Dilution Transactions chosen by Tricom, including the number of Accordion Transactions and the amount of Capital Increase(s) utilized is subject to change and will be set forth in the Restructuring Dilution Process.

(38) Given a revised notice period of five (5) days for Tricom shareholders’ meetings, if approved at the shareholders’ meeting currently scheduled for January 31, 2008, the implementation of one Accordion Transaction requires two shareholders’ meetings on five days notice each.  Accordingly, a Restructuring Dilution employing, for example, two Accordion Transactions, would likely require twenty-four (24) days to complete because four (4) shareholders’ meetings would be required. Completing the Restructuring Dilution solely by Capital Increase, however, could take as little as twelve (12) days, as only two (2) shareholders’ meeting(s) may be required to approve a Capital Increase and the new shares could be issued to Holding Company immediately following such shareholders’ meeting(s). Implementation of the Restructuring Dilution solely by Capital Increase requires the steps set forth in the First and Second Shareholders’ meeting above in an amount necessary to dilute the holders of Existing Tricom Equity Interest to 1% or less.

(39) The amount of the Dominican Holding Company Unsecured Financial Claims Portion used in this example is equal to the aggregate amount of the Holding Company Unsecured Financial Claims Portion ($530,986,443) less the Tricom USA Holding Company Unsecured Financial Claims Portion, which, in this example equal is to $124,278,799, for a total of $406,707,644.  The Tricom USA Holding Company Unsecured Financial Claims Portion will not be taken into consideration for purposes of the Restructuring Dilution Transactions and, instead, will be cancelled pursuant to the Plan without any tax consequences.  See Section XI, “Certain U.S. Federal Income Tax Consequences of The Plan Of Reorganization.”

In the example below, shareholders’ meetings to authorize the Capital Increase and the initial issuance of Tricom Unissued Stock to Holding Company will be required before the shareholders’ meetings to authorize the Accordion Transactions.  Because there will be no cash payment in consideration for the issuance of new shares to Holding Company (as noted above, such shares will be issued in exchange for cancellation of the Dominican Holding Company Unsecured Financial Claims Portion in amount equal to the value of the shares to be issued), each issuance of such shares to Holding Company must be authorized by Tricom’s shareholders pursuant to two consecutive shareholders’ meetings.

i.          Capital Increase and Initial Issuance to Holding Company(40)

First Shareholders’ Meeting

Pursuant to the Plan and the Confirmation Order, Tricom will be required to call a shareholders’ meeting (“First Shareholders’ Meeting”) to, among other things: (a) approve a reduction of Tricom’s then issued and outstanding capital in order to reduce Tricom’s accumulated losses by lowering the par value of Tricom Stock; (b) approve the increase of Tricom’s then authorized capital; (c) take notice of Tricom’s intention to issue Tricom Stock to Holding Company in exchange for cancellation of an amount of  Dominican Holding Company Unsecured Financial Claims Portion equal to the value of the Tricom Stock agreed to be issued (non-cash consideration); and (d) appoint of a Verifying Officer to examine the transaction described in item (c) above and render a report as to the value of the non-cash consideration (Dominican Holding Company Unsecured Financial Claims Portion) to be paid by Holding Company in exchanged for the Tricom Stock to be issued.

•      Reduction of Tricom’s Issued and Outstanding Capital by Lowering the Par Value of Tricom Stock

At the First Shareholders’ Meeting, Tricom’s shareholders will vote to reduce the nominal par value of Tricom Stock from the current RD$10 per share to RD$5 per share (minimum nominal par value allowed by Dominican law) thereby reducing Tricom’s issued and outstanding capital from RD$646,025,890 to RD$323,012,945 (the “Nominal Par Value Reduction”).(41)  The Nominal Par Value Reduction requires amending Tricom’s bylaws through the affirmative requisite vote of two-thirds of the outstanding shares of Tricom Stock entitled to vote in the First Shareholders’ Meeting(42).

(40) This example assumes that the Current Shareholders’ Agreement will be terminated prior to implementation of the transactions contemplated herein so that, among other things, Tricom can issue Tricom Class B Stock to Holding Company.

(41) In order to accomplish a first reduction of Tricom capital due to Tricom’s accumulated losses in an amount equal to RD$323,012,945.

(42) Article 5 of Tricom’s bylaws will be amended.  Such amendment will maintain the number of shares of Tricom Class B Stock currently provided by Article 5 of Tricom’s bylaws, namely 25,000,000 shares, and provide that all new shares into which Tricom’s authorized capital is to be divided, including the Capital Increase Stock, will be shares of Tricom Class A Stock.  Likewise, Article 5 of Tricom’s bylaws will be further amended to eliminate the current restriction contained therein for the issuance of additional shares of Tricom Class B Stock to Holding Company.

After the Nominal Par Value Reduction, Tricom’s current RD$800,000,000 authorized capital will consist of (a) RD$323,012,945 of issued and outstanding capital, comprised of 45,458,045 shares of Tricom Class A Stock issued and outstanding and 19,144,544 shares of Tricom Class B Stock issued and outstanding, all of which will continue to be held by Tricom’s shareholders of record at the time of the First Shareholders’ Meeting and (b) RD$476,987,055 of unissued capital, comprised of 89,541,955 shares of Tricom Class A Stock and 5,855,456 shares of Tricom Class B Stock (collectively, the “Tricom Unissued Stock”).  The Tricom Unissued Stock will be available for issuance to Holding Company in exchange for cancellation of an amount of Dominican Holding Company Unsecured Financial Claims Portion equal to the par value of the Tricom Unissued Stock to be issued.

•      Increase of Tricom’s Authorized Capital

At the First Shareholders’ Meeting, Tricom’s shareholders would also vote to increase Tricom’s authorized capital from the current RD$800,000,000 to, in this example, RD$4,500,000,000, a Capital Increase of RD$3,700,000,000.  All of the shares to represent such Capital Increase, namely 740,000,000 shares with a par value of RD$5 each (the “Capital Increase Stock”), will be shares of Tricom Class A Stock and available for issuance to Holding Company in exchange for cancellation of an amount of Dominican Holding Company Unsecured Financial Claims Portion equal to the value of the Capital Increase Stock to be issued.  Pursuant to the Dominican Tax Code, this Capital Increase will have a tax impact of 1% of the amount of the increase, in this example RD$37 million or approximately US$1,057,143.  To be approved, this Capital Increase requires amending Tricom’s bylaws through the affirmative vote of two-thirds of the outstanding shares of Tricom Stock entitled to vote in the First Shareholders’ Meeting.

•      Appointment of Verifying Officer

Dominican law requires that prior to the issuance of shares for non-cash consideration (such as the issuance of shares to Holding Company in exchange for cancellation of Dominican Holding Company Unsecured Financial Claims Portion) a third party independent appraiser (the “Verifying Officer”) be appointed by the shareholders to issue a report regarding the value of the non-cash consideration (in-kind contribution) offered for the shares to be issued.  In this case, an amount of Dominican Holding Company Unsecured Financial Claims Portion equal to the value of the Tricom Unissued Stock and Capital Increase Stock to be issued will be cancelled and/or capitalized as described below. The Verifying Officer that is appointed will issue his or her report/recommendation and the same will be submitted for the consideration of Tricom’s shareholders at the Second Shareholders’ Meeting (defined below).  No Tricom Stock can or will be issued to Holding Company unless and until the Verifying Officer has rendered his or her report/recommendation and the same has been approved by Tricom’s shareholders at the Second Shareholders’ Meeting.

Second Shareholders’ Meeting

Pursuant to the Plan and Confirmation Order, at the end of the First Shareholders’ Meeting Tricom will call a second shareholders’ meeting (the “Second Shareholders’ Meeting”) to, among other things, take notice of the report issued by the Verifying Officer appointed in the First Shareholders’ Meeting; and, if such report is favorable, approve the issuance of the Tricom

Unissued Stock and Capital Increase Stock to Holding Company in exchange for cancellation of and/or capitalization of an amount of the Dominican Holding Company Unsecured Financial Claims Portion equal to the aggregate nominal par value of the Tricom Unissued Stock and Capital Increase Stock to be issued, namely, RD$4,176,987,055 or US$119,342,487.29.(43)

ii.        First Accordion Transaction

Third Shareholders’ Meeting - Accordion Transaction First Shareholders’ Meeting

Each Accordion Transaction requires two shareholders’ meetings to be implemented.  Following completion of the transactions to be approved in and implemented pursuant to the resolutions adopted in the First Shareholders’ Meeting and the Second Shareholders’ Meeting (a) Tricom’s authorized capital will be RD$4,500,000,000 divided into 875,000,000 shares of Tricom Class A Stock and 25,000,000 shares of Tricom Class B Stock, all of which will be issued and outstanding, (b) 45,458,045 shares of Tricom Class A Stock and 19,144,544 shares of Tricom Class B Stock will be held by non-Holding Company shareholders, (c) 829,541,955 shares of Tricom Class A Stock and 5,855,456 shares of Tricom Class B Stock will be held by Holding Company, (d) an amount of the Dominican Holding Company Unsecured Financial Claims Portion equal to RD$4,176,987,055 or US$119,342,487 will have been cancelled and/or capitalized, (e) an estimated amount of US$296,708,099 of the Dominican Holding Company Unsecured Financial Claims Portion will still remain to be cancelled and (f) RD$323,012,945 of Tricom’s accumulated losses will have been reduced/cancelled.

In order to cancel the remaining Dominican Holding Company Unsecured Financial Claims Portion, Tricom will, pursuant to the Plan and Confirmation Order, call a third shareholders’ meeting (the “Accordion Transaction First Shareholders’ Meeting”) to, among other things:

(a) further reduce Tricom’s accumulated losses, approve a pro rata reduction, and corresponding cancellation, of an amount of issued and outstanding Tricom Class A Stock and Tricom Class B Stock equal to the maximum allowed capital reduction amount, namely 90% of Tricom’s then issued and outstanding capital of RD$4,500,000,000 (in this example, RD$4,050,000,000) (the “First Set of Cancelled Shares”).  As a result of this reduction of issued and outstanding Tricom Class A Stock and Tricom Class B Stock and corresponding cancellation of the First Set of Cancelled Shares, (i) an amount of Tricom’s accumulated losses equal to the aggregate value of the First Set of Cancelled Shares, namely RD$4,050,000,000, will be cancelled and (ii) the same amount and class of the First Set of Cancelled Shares will become available for issuance to Holding Company (“First Set of Newly Unissued Shares”) in exchange for cancellation of

(43) Of the total US$119,342,487.29, an amount of US$109,999,545.29 will be cancelled, while the balance of US $9,342,942, which is the portion of the Dominican Holding Company Unsecured Financial Claims Portion corresponding to TCN, will not be cancelled at this stage, but, rather, will be capitalized by Holding Company in exchange for shares of new Tricom Stock and cancelled in accordance with the TCN Debt Restructuring.  See Section IV.G.4.e, “Plan of Reorganization—Means of Implementation of the Plan—Dominican Corporate Actions—TCN Corporate Actions.”

an amount of Dominican Holding Company Unsecured Financial Claims Portion equal to the aggregate value of the First Set of Newly Unissued Shares.(44)

(b) take notice of Tricom’s intent to issue to Holding Company the First Set of Newly Unissued Shares in exchange for cancellation of an amount of the Dominican Holding Company Unsecured Financial Claims Portion equal to the aggregate value of the First Set of Newly Unissued Shares (non-cash consideration).

(c) appoint a Verifying Officer to examine the transaction described in item (b) above and render a report as to the value of the non-cash consideration to be paid for the First Set of Newly Unissued Shares (namely, a portion of Dominican Holding Company Unsecured Financial Claims Portion).

Fourth Shareholders’ Meeting - Accordion Transaction Second Shareholders’ Meeting

Pursuant to the Plan and Confirmation Order, at the end of the Third Shareholders’ Meeting Tricom will call a fourth shareholders’ meeting (the “Accordion Transaction Second Shareholders’ Meeting”) to, among other things, take notice of the report issued by the Verifying Officer appointed in the Accordion Transaction First Shareholders’ Meeting; and, if such report is favorable, approve the issuance of the First Set of Newly Unissued Shares to Holding Company in exchange for cancellation of an amount of the Dominican Holding Company Unsecured Financial Claims Portion equal to the aggregate value of the First Set of Newly Unissued Shares, namely, RD$4,050,000,000 or US$115,714,286.(45)

(a) Upon completion of the transactions contemplated by the Accordion Transaction First Shareholders’ Meeting and Accordion Transaction Second Shareholders’ Meeting (a) Holding Company will control approximately 99.3% of Tricom Stock, (b) an estimated additional amount of US$115,714,286 of the Dominican Holding Company Unsecured Financial Claims Portion  will have been cancelled, and (c) an estimated US$180,993,813 of Dominican Holding Company Unsecured Financial Claims Portion will still remain to be cancelled and (d) an additional amount of RD$4,050,000,000, or US$115,714,286, of Tricom’s accumulated losses will be reduced/cancelled.

iii.       Second Accordion Transaction

Fifth Shareholders’ Meeting – Second Accordion Transaction First Shareholders’ Meeting

In order to (i) cancel the remaining Dominican Holding Company Unsecured Financial Claims Portion, (ii) further dilute the existing Tricom Equity Interests and (iii) further

(44) On the dollar to dollar basis defined above.

(45) Notwithstanding the fact that at the time of this Fourth Shareholders’ Meeting, Holding Company will already be a shareholder in Tricom, pursuant to Dominican corporate law, it will need to abstain from voting in respect to any resolution which seeks to decide on the approval of in kind contributions by Holding Company in exchange for shares of Tricom.

reduce Tricom’s accumulated losses, Tricom will, pursuant to the Plan and Confirmation Order, call a fifth shareholders’ meeting (the “Second Accordion Transaction First Shareholders’ Meeting”) to:

(a) reduce an additional portion of Tricom’s accumulated losses, approve a pro rata reduction, and corresponding cancellation, of an amount of issued and outstanding Tricom Class A Stock and Tricom Class B Stock equal to the maximum allowed capital reduction amount, namely 90% of Tricom’s then issued and outstanding capital of RD$4,500,000,000, for a capital reduction of RD$4,050,000,000 (the “Second Set of Cancelled Shares”).  As a result of this reduction of issued and outstanding Tricom Class A Stock and Tricom Class B Stock and corresponding cancellation of the Second Set of Cancelled Shares, (i) an amount of Tricom’s accumulated losses equal to the aggregate value of the Second Set of Cancelled Shares, namely RD$4,050,000,000, will be cancelled and (ii) the same amount and class of the Second Set of Cancelled Shares will become available for issuance to Holding Company (“Second Set of Newly Unissued Shares”) in exchange for cancellation of an amount of the Dominican Holding Company Unsecured Financial Claims Portion equal to the aggregate value of the Second Set of Newly Unissued Shares.(46)

(b) take notice of Tricom’s intension to issue to Holding Company the Second Set of Newly Unissued Shares in exchange for cancellation of an amount of the Dominican Holding Company Unsecured Financial Claims Portion equal to the aggregate value of the Second Set of Newly Unissued Shares (non-cash consideration).

(c) appoint a Verifying Officer to examine the transaction described in item (b) above and render a report as to the value of the non-cash consideration to be paid for the Second Set of Newly Unissued Shares (the amount of the Dominican Holding Company Unsecured Financial Claims Portion to be exchanged for the Second Set of Newly Unissued Shares).

Sixth Shareholders’ Meeting - Second Shareholders’ Meeting for Second Accordion Transaction

Pursuant to the Plan and Confirmation Order, at the end of the Second Accordion Transaction First Shareholders’ Meeting, Tricom will call a sixth shareholders’ meeting (the “Second Accordion Transaction Second Shareholders’ Meeting”) to, among other things, take notice of the report issued by the Verifying Officer appointed in the Second Accordion Transaction First Shareholders’ Meeting; and, if such report is favorable, approve the issuance of the Second Set of Newly Unissued Shares to Holding Company in exchange for cancellation of an amount of the Dominican Holding Company Unsecured Financial Claims Portion equal to the aggregate value of the Second Set of Newly Unissued Shares, namely, RD$4,050,000,000 or US$115,714,286

Upon completion of the transactions contemplated by the Second Accordion

(46) Based on the dollar per dollar calculation described above.

Transaction First Shareholders’ Meeting  and the Second Accordion Transaction Second Shareholders’ Meeting (a) Holding Company will control approximately 99.9% of Tricom Stock, (b) an additional amount of RD$4,050,000,000 or US$115,714,286 of Tricom’s accumulated losses will be reduced/cancelled, (c) an estimated additional amount of US$115,714,286 of the Dominican Holding Company Unsecured Financial Claims Portion will have been cancelled and (d) an estimate of US$65,279,527 of Dominican Holding Company Unsecured Claims will still remain to be cancelled.

The remaining portion of the Dominican Holding Company Unsecured Financial Claims Portion relating to Tricom that was not exchanged for new Tricom Stock pursuant to the Restructuring Dilution Transactions, as well as certain interest accrued on Tricom’s books that is not part of any Allowed Claim or otherwise treated under the Plan, together totaling approximately US$88,935,922, will be “cancelled” and will result in COD Income to Tricom, which Tricom intends, in this example, to fully offset with the application of allowed NOLs (estimated at 20% of the accumulated tax losses of the last five years) and current year operating losses.  The portion of the Dominican Holding Company Unsecured Financial Claims Portion relating to TCN totaling US$9,342,942, which was capitalized by Holding Company in exchange for Tricom Stock, but not cancelled, will be “cancelled” in accordance with the TCN Debt Restructuring (defined below).

e.             TCN Corporate Actions

As of the date hereof, the Debtors are unable to confirm the exact method or transactions by which they will effect the TCN Debt Restructuring (defined below).  The Debtors and their advisors are continuing their review and analyze this issue.  However, the Debtors believe that the TCN Debt Restructuring will likely be implemented through the transactions described in this Section IV.G.4.  As previously noted, prior to the Confirmation Hearing, the Debtors will file with the Bankruptcy Court, serve on parties in interest and seek approval of in the Confirmation Order, the Restructuring Dilution Process, which will include, in addition to the process to accomplish the Restructuring Dilution and the other Dominican Restructuring Objectives, a detailed discussion of the process by which the Debtors intend to implement the TCN Debt Restructuring.  Accordingly, the following description is subject to change.

Because the Plan provides for substantive consolidation for Plan purposes only and the identical treatment of holders of Unsecured Financial Claims against any of the Debtors, the Dominican Holding Company Unsecured Financial Claims to be exchanged with Tricom in the Restructuring Dilution include Claims against both Tricom and TCN.  In order to cancel the portion of the Dominican Holding Company Unsecured Financial Claims Portion relating to TCN, Holding Company will first capitalize such portion in exchange for shares of new Tricom Stock, in accordance with the transactions described in Sections 7.9(b) and (c) of the Plan and discussed above.  In a second step, TCN will issue to Tricom new TCN stock in exchange for cancellation of the portion of Dominican Holding Company Unsecured Financial Claims relating to TCN(47) (non-cash consideration) (collectively, the “TCN Debt Restructuring”).

(47) The current Dominican Holding Company Unsecured Financial Claims Portion relating to TCN, as used in the examples herein, is equal to US$9,342,942, which forms part of the total US$406,707,644 that, in this example, constitutes the Dominican Holding Company Unsecured Financial Claims Portion.

Implementation of the TCN Debt Restructuring will require certain corporate actions, including, but not limited to, two shareholders’ meetings to approve an appropriate Capital Increase by TCN and the issuance of new TCN stock for non-cash consideration.  These corporate actions will be subject, as applicable, to the same requirements/process set forth above relating to the Capital Increase by Tricom and the issuance of Capital Increase Stock necessary to achieve the Restructuring Dilution.

Pursuant to this Plan and Confirmation Order, as soon as practicable after the entering of the Confirmation Order and prior to the Effective Date, and in order to accomplish the TCN Debt Restructuring, the then existing members of TCN’s board of directors shall call two consecutive shareholders’ meetings to (i) implement the appropriate Capital Increase(48) and (ii) because there will be no cash payment in consideration for the issuance of the new TCN stock to Tricom (such stock will be issued in exchange for the portion of the Dominican Holding Company Unsecured Financial Claims relating to TCN), approve the issuance of such stock to Tricom.  To be approved, this Capital Increase will require amending TCN’s bylaws through the affirmative vote of fifty-one percent (51%) of the outstanding shares of TCN entitled to vote at the meeting.

Pursuant to the Dominican Tax Code, the Capital Increase associated with the TCN Debt Restructuring will have a tax impact of 1% of the amount of the increase, which, in this example, will equal RD$3.2 million, or approximately US$93,500.

5.             The Credit Suisse New Secured Debt

On or about the Effective Date, the Debtors will execute and deliver the Credit Suisse New Secured Debt Documents.

6.             Causes of Action

Except as otherwise provided in the Plan, all Causes of Action assertable by any of the Debtors, including but not limited to Avoidance Actions, shall, upon the occurrence of the Effective Date, be retained by, and be vested in, the Debtors, in accordance with the Plan.  Except as otherwise provided in the Plan, the Debtors’ rights to commence such Causes of Action (including Avoidance Actions) shall be preserved notwithstanding consummation of the Plan.  Parties in interest, including, without limitation, creditors, may not rely on the absence of a specific reference in the Plan or this Disclosure Statement to any Cause of Action against them as any indication that the Debtors will not pursue any and all available Causes of Action against them.  The Debtors and the Debtors’ Estates expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise provided in the Plan.

(48) Currently, TCN has an authorized capital of RD$433,000,000 divided into 4,330,000 shares with a par value of RD$100.00 each.  There are 4,328,600 shares currently issued and outstanding and 1,400 unissued shares. TCN’s authorized capital would need to be increased from the current RD$433,000,000 to, in this example, RD$760,000,000, a capital increase of RD$327,000,000 (TCN will be required to issue 3,270,000 new shares of RD$100.00 each to Tricom in order to cancel the portion of Dominican Holding Company Unsecured Financial Claims relating to TCN).

7.             Sources of Cash for Plan Distributions

All Cash necessary for the Holding Company or the applicable Debtor to make payments and Plan Distributions pursuant to the Plan shall be obtained from the Debtors’ existing Cash balances.

H.            Provisions Governing Distributions

1.             Date of Distributions

Unless otherwise provided in the Plan, each Plan Distribution will be made on the relevant Distribution Date therefor and will be deemed to have been timely made if made on such date or within thirty (30) days thereafter.

2.             Plan Distributions by Holding Company or Reorganized Debtors

The Holding Company or the applicable Reorganized Debtor will make all Plan Distributions in accordance with the provisions of the Plan or as soon thereafter as possible.  Whenever any Plan Distribution will be due on a day other than a Business Day, such Plan Distribution will instead be made, without interest, on the immediately succeeding Business Day but will be deemed to have been made on the date due.

3.             Record Date for Distribution

At the close of business on the Distribution Record Date, there will be no further changes in the record holders of the Credit Suisse Existing Secured Claims or the Unsecured Financial Claims.  The Reorganized Debtors and Holding Company will have no obligation to recognize any transfer of any Credit Suisse Existing Secured Claims or Unsecured Financial Claims occurring after the Distribution Record Date and will be entitled instead to recognize and deal for all purposes hereunder with only those record holders as of the close of business on the Distribution Record Date.

4.             Address for Delivery of Plan Distributions

Subject to Bankruptcy Rule 9010, any Plan Distribution or delivery to a holder of an Allowed Claim will be made at the address of such holder as set forth (a) in the Schedules, or if the requirement for filing Schedules has been waived, in the Plan Supplement; (b) on the proof of Claim filed by such holder; (c) in any notice of assignment filed with the Court with respect to such Claim pursuant to Bankruptcy Rule 3001(e); (d) in any notice served by such holder giving details of a change of address; or (e) in the case of the holders of 11 3/8% Senior Notes, to the New Secured Notes Indenture Trustee for distribution to the holders of such notes.  If any holder’s Plan Distribution or payment is returned to the Holding Company or the applicable Reorganized Debtor as undeliverable, no Plan Distributions or payments to such holder will be made to such holder unless the Holding Company or the applicable Reorganized Debtor is notified of such holder’s then current address within three months after such Plan Distribution was returned.  After such date, if such notice was not provided, a holder will have forfeited its right to such Plan Distribution, and the undeliverable Plan Distributions will revert to the applicable Reorganized Debtor.

5.             Plan Distributions Under Twenty-Five Dollars

No Plan Distribution of less than twenty-five dollars ($25.00) will be made by the Holding Company or the applicable Debtor to the holder of any Claim unless a request therefor is made in writing to the Holding Company or the applicable Debtor.  If no request is made as provided in the preceding sentence within ninety (90) days of the Effective Date, all such Plan Distributions will revert to the Debtors.

6.             Time Bar to Cash Payments

Checks issued in respect of Allowed Claims will be null and void if not negotiated within one hundred and eighty (180) days after the date of issuance thereof.  Requests for reissuance of any voided check must be made directly to the Holding Company or the applicable Debtor by the holder of the Allowed Claim with respect to which such check originally was issued.  Any request in respect of such a voided check must be made on or before the later of (a) the first anniversary of the date on which such Plan Distribution or payment was made and (b) one hundred and eighty (180) days after the date of the issuance of such check.  If no request is made as provided in the preceding sentence, all Claims in respect of void checks will be discharged and forever barred and such unclaimed Plan Distributions will revert to the Debtors.

7.             Manner of Payment Under Plan

Unless the Person receiving a Plan Distribution agrees otherwise, any Plan Distribution to be made in Cash under the Plan will be made, at the election of the Holding Company or the applicable Debtor, by check drawn on a U.S. domestic bank or by wire transfer from a domestic bank.  Notwithstanding the definition of “Cash” in the Plan, cash payments to foreign creditors may be made, at the option of the Debtors, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.

8.             Expenses Incurred On or After the Effective Date and Claims of the Holding Company or the Debtors

Except as otherwise ordered by the Bankruptcy Court or as provided in the Plan, the amount of any reasonable fees and expenses incurred (or to be incurred) by the Holding Company or the applicable Debtor on or after the Effective Date (including, but not limited to, taxes) shall be paid when due.  Professional fees and expenses incurred by the Holding Company or the applicable Debtor from and after the Effective Date in connection with the effectuation of the Plan shall be paid in the ordinary course of business.  Any dispute regarding compensation shall be resolved by agreement of the parties or if the parties are unable to agree, as determined by the Bankruptcy Court.

9.             Fractional Plan Distributions

Notwithstanding anything to the contrary contained in the Plan, pursuant to the Plan no Cash payments of fractions of cents will be made.  Fractional cents will be rounded to the nearest whole cent (with any amount equal to or less than 0.5 cents to be rounded down).  Fractional shares will be rounded down to the next-lower whole number of shares.

10.           Allocation of Plan Distributions Between Principal and Interest

Under the Plan, distributions in respect of Credit Suisse Existing Secured Claims and Unsecured Financial Claims will be allocated first to the principal amount of such Allowed Claims (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of such Allowed Claims, to any portion of such Allowed Claims for accrued but unpaid interest.  See Section XI.E.3, “Certain U.S. Federal Income Tax Consequences of The Plan Of Reorganization—Consequences to U.S. Holders of Credit Suisse Existing Secured Claims and Unsecured Financial Claims—Distributions in Discharge of Accrued but Unpaid Interest.”

11.           Surrender of Instruments

As a condition to receiving any Plan Distribution, on or before the Distribution Date, each holder of Claims must surrender all certificates or instruments representing such Claims to the Holding Company or applicable Debtor, as the case may be, with respect to such debt, and must execute and deliver such other documents as may be necessary to effectuate the Plan.  No Plan Distribution will be made to or on behalf of any holder of such Claims unless and until such certificate or instruments are surrendered to the Holding Company or applicable Debtor, as the case may be, or unless any relevant holder provides to the Holding Company or applicable Debtor, as the case may be, an affidavit of loss or such other documents as may be required by the Holding Company or applicable Debtor, as the case may be, together with an appropriate indemnity in the customary form.

Each holder of (other than the Debtors), or other party otherwise in possession of (other than the Debtors), Equity Interests must surrender all certificates or instruments representing such Equity Interests to Holding Company or the applicable Debtor, as the case may be, and must execute and deliver such other documents as may be necessary to effectuate the Plan.  Holders of, or any other party in possession of, Tricom Stock will surrender all certificates or instruments representing the Cancelled Shares immediately upon the decision to cancel such shares is made by Tricom’s shareholders as part of the Restructuring Dilution Transactions.  Holders of, or any other party in possession of Existing Tricom Equity Interests that have not been cancelled or reduced by the Restructuring Dilution Transactions, shall, following completion of the Restructuring Dilution Transactions, surrender all certificates or instruments representing such Equity Interests.  Upon the Effective Date, to the extent any holders of (other than the Debtors), or any other party otherwise in possession of (other than the Debtors), Equity Interests have not surrendered their respective certificates or instruments representing such Equity Interests, the Confirmation Order will constitute an injunction directing such holders to surrender such certificates or instruments.

Any holder of a Claim or Equity Interest who fails to surrender such certificate or interest or otherwise fails to deliver an affidavit of loss and indemnity in accordance with Section 8.10 of the Plan prior to the second anniversary of the Effective Date will be deemed to have forfeited its rights, Claims and Equity Interests.  All property in respect of such forfeited Claims and Equity Interests will revert to the Reorganized Debtors.

12.           Setoff Rights

In the event that any Debtor has a Claim of any nature whatsoever against the holder of a Claim against such Debtor, then such Debtor may, but is not required to, set off against such Claim (and any payments or other Plan Distributions to be made in respect of such Claim hereunder) such Debtor’s Claim against such holder, subject to the provisions of section 553 of the Bankruptcy Code.  Neither the failure to set off nor the allowance of any Claim under the Plan will constitute a waiver or release of any Claims that any Debtor may have against the holder of any Claim.

13.           Distributions After Effective Date

Plan Distributions made after the Effective Date to holders of Contested Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims will be deemed to have been made on the Effective Date.

14.           Procedures for Treating Contested Claims Under Plan

a.             Contested Claims Process

The Debtors do not intend to set a bar date by which holders of Claims and Equity Interests must file proofs of claim and proofs of equity interest.  The Debtors contemplate that on and after the Effective Date, except as otherwise provided in the Plan, all Claims will be paid in the ordinary course of business.  If the Debtors dispute any Claim, such dispute will be resolved or adjudicated by an appropriate tribunal in a manner as if the Chapter 11 Cases had not been commenced and will survive the Effective Date as if the Chapter 11 Cases had not been commenced.  If, however, a holder of a Claim files a proof of claim with the Bankruptcy Court that is inconsistent with the Debtors’ books and records, the Debtors may elect, at their sole option, to object under section 502 of the Bankruptcy Code to any proof of claim filed by or on behalf of a holder of a Claim.

b.             Claim Objections Deadline

Any objections to Claims, other than Administrative Claims, will be served upon the holders of each Claim and filed as soon as practicable on or before the latest of (a) one hundred eighty (180) days after the Effective Date, (b) forty-five (45) days after a Claim is filed with the Bankruptcy Court or (c) such date as may be fixed by the Bankruptcy Court.  Notwithstanding the forgoing, the Debtors and Reorganized Debtors reserve the right to object to Claims on the basis of classification and seek to reclassify any Claim until such time as the Final Decree is entered in the Chapter 11 Cases or as otherwise directed by the Bankruptcy Court.

c.             Claims Settlement Guidelines

Notwithstanding any requirements that may be imposed pursuant to Bankruptcy Rule 9019, from and after the Effective Date, all claims and Causes of Action (including Avoidance Actions) that any of the Debtors (or the Disbursing Agent) assert against other parties may be compromised and settled according to the following procedures:

(i)            Subject to subsection 9.3(b) of the Plan, the settlement or compromise of (a) a Claim pursuant to which such Claim is Allowed in an amount of $100,000 or less and (b) a Claim where the difference between the amount of the Claim listed on the applicable Debtor’s books and records and the amount of the Claim proposed to be Allowed under the settlement is $100,000 or less, does not require the review or approval of the Bankruptcy Court or any other party in interest.

(ii)           Any settlement or compromise (a) not described in subsection 9.3(a) of the Plan and (b) of a claim or claims asserted by the applicable Debtor or Holding Company that involves an “insider,” as defined in section 101(31) of the Bankruptcy Code, will be submitted to the Bankruptcy Court for approval.

d.             No Plan Distributions Pending Allowance

Notwithstanding any other provision of the Plan, no payment or Plan Distribution shall be made with respect to any Claim to the extent it is a Contested Claim, unless and until such Contested Claim becomes an Allowed Claim, subject to the Debtors’ setoff rights as provided in Section 14.16 of the Plan.

e.             Plan Distributions After Allowance

Payments and Plan Distributions to each holder of a Contested Claim, to the extent that such Claim ultimately becomes Allowed, shall be made in accordance with the provision of the Plan governing the class of Claims to which the respective holder belongs.  As soon as practicable after the date that the order or judgment of the Bankruptcy Court allowing any Contested Claim becomes a Final Order, Holding Company or the applicable Reorganized Debtor will provide to the holder of such Claim the Plan Distribution (if any) to which such holder is entitled under the Plan as of the Effective Date, without any interest to be paid on account of such Claim.

f.              Estimation of Claims

Holding Company or the applicable Debtor may, at any time, request that the Bankruptcy Court estimate any Contested Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether Holding Company or the applicable Debtor has previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection.  In the event that the Bankruptcy Court estimates any Contested Claim, that estimated amount will constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court.  If the estimated amount constitutes a maximum limitation on such Claim, Holding Company or the applicable Debtor may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim.  All of the objection, estimation, settlement, and resolution procedures set forth in the Plan are cumulative and not necessarily exclusive of one another.  Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

I.              Provisions Governing Executory Contracts and Unexpired Leases

1.             Assumed Executory Contracts and Unexpired Leases

The Plan provides that pursuant to section 365 of the Bankruptcy Code, any executory contracts or unexpired leases of the Debtors which have not been previously assumed or rejected or are not subject to a motion to reject on or before the Effective Date will be deemed to be assumed by the Debtors on the Effective Date.  Prior to the Effective Date, the Debtors will continue to fully perform under and comply with all terms and provisions of all executory contracts and unexpired leases which (i) have not been rejected or (ii) are not the subject of a motion to reject such executory contract or unexpired lease.

Except as otherwise provided in the Plan, or in any contract, instrument, lease, release, indenture, or other agreement or document entered into in connection with the Plan, as of the Effective Date, each Debtor will be deemed to have assumed each executory contract and unexpired lease to which it is a party, unless such contract or lease (i) was previously assumed or rejected by a Debtor, (ii) previously expired or terminated pursuant to its own terms or (iii) is the subject of a motion to reject filed on or before the Confirmation Date.  The Confirmation Order will constitute an order of the Bankruptcy Court under sections 365 and 1123(b) of the Bankruptcy Code approving the contract and lease assumptions or rejections described above, as of the Effective Date.

Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire or occupancy of real property will include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease and (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements have been rejected pursuant to an order of the Bankruptcy Court.

2.             Payments Related to Assumption of Executory Contracts and Unexpired Leases

Except as otherwise provided in this sentence, all cure payments which may be required by section 365(b)(1) of the Bankruptcy Code under any executory contract or unexpired lease which is assumed under the Plan will be made by the Debtors on the Effective Date or as soon as practicable thereafter.  If there is a dispute regarding (i) the nature or amount of any cure, (ii) the ability of the Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed or (iii) any other matter pertaining to assumption, cure will occur following the entry of a Final Order of the Bankruptcy Court resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

3.             Rejection of Executory Contracts and Unexpired Leases

The Plan provides that except for the rejection of any contract, instrument, lease, release, indenture or other agreement or document underlying Claims in Classes 3, 6, and 8 or the Equity Interests in Class 9, for which any Claims arising from such rejection will be satisfied by the treatment afforded such claims and interests under the Plan, none of the executory contracts and unexpired leases to which a Debtor is a party will be rejected hereunder. The Debtors, however, reserve the right, at any time prior to the Confirmation Date, to seek, through separate motion or in connection with the Plan, to reject any executory contract or unexpired lease to which a Debtor is a party.

4.             Claims Based on Rejection of Executory Contracts or Unexpired Leases

Claims arising from the rejection of executory contracts or unexpired leases or the expiration or termination of any executory contract or unexpired lease prior to the Confirmation Date must be filed with the Bankruptcy Court and served on the Debtors (a) in the case of an executory contract or unexpired lease rejected by the Debtors prior to the Confirmation Date, or (b) in the case of an executory contract or unexpired lease that (i) was terminated or expired by its terms prior to the Confirmation Date, or (ii) is rejected pursuant to Section 12.3 of the Plan, except to the extent such claims are satisfied by treatment under the Plan as set forth in Section 12.3 of the Plan, no later than thirty (30) days after the Confirmation Date.  Any such Claims for which a proof of Claim is not filed and served within such time will be forever barred from assertion and shall not be enforceable against the Debtors, their Estates, Assets, properties, or interests in property, or against the property of a third party that receives payment of such Claim.  Unless otherwise ordered by the Bankruptcy Court, all such Claims that are timely filed as provided herein will be treated as General Unsecured Claims under the Plan subject to objection by the Debtors.

J.             Conditions Precedent to Confirmation

Pursuant to Section 10.1 of the Plan, the following are conditions precedent to confirmation of the Plan:

a)             the Clerk of the Bankruptcy Court shall have entered an order or orders, which may be the Confirmation Order, approving this Disclosure Statement as containing “adequate information” pursuant to section 1125 of the Bankruptcy Code; approving the prepetition solicitation of votes with respect to the Plan and determining that all such votes are binding and have been properly tabulated with acceptances or rejection of the Plan; confirming the Plan and determining that all applicable tests, standards, and burdens in connection therewith have been duly satisfied and met by the Debtors and the Plan; approving the Plan Documents, authorizing the Debtors to execute, enter into and deliver the Plan Documents and to execute, implement and to take all actions otherwise necessary or appropriate to give effect to, the transactions contemplated by the Plan and the Plan Documents.

b)            the Confirmation Order, the Plan Documents, and the Plan shall be, in form and substance, acceptable to the Debtors, Ad Hoc Committee, and Affiliated Creditors.

K.            Conditions Precedent to Effective Date of the Plan

Pursuant to Section 10.2 of the Plan, the occurrence of the Effective Date of the Plan is subject to satisfaction of the following conditions precedent:

(i)            the Confirmation Order will have been entered by the Clerk of the Bankruptcy Court, be in full force and effect, not be subject to any stay or injunction;

(ii)           the Confirmation Order shall have become a Final Order;

(iii)          Indotel Approval has been granted;

(iv)          Holding Company has been capitalized in accordance with Section 7.7 of the Plan;

(i)            Holding Company has obtained ownership of 99% or more of Tricom Stock; and

(ii)           all of the Transaction Documents have been executed, issued and/or delivered, as applicable, as set forth in the Plan, by all of the relevant parties thereto.

1.             Waiver of Conditions Precedent

Each of the conditions precedent in Sections 10.1 and 10.2 of the Plan (with the exception of the conditions contained in 10.1(a) and 10.2(a)) may be waived by the Debtors with consent of the Ad Hoc Committee and the Affiliated Creditors in a writing executed by each of them without notice or order of the Bankruptcy Court and without notice to any parties in interest.

L.            Effect of Confirmation

1.             Vesting of Assets

Upon the occurrence of the Effective Date, title to all of the Assets of the Debtors will vest in the Debtors free and clear of all liens, Claims, Causes of Action, interests, security interests and other encumbrances, except as expressly provided in the Plan.  Except as otherwise provided in the Plan and the Plan Documents, the Debtors may operate their business and may use, acquire and dispose of their Assets free of any restrictions of the Bankruptcy Code on and after the occurrence of the Effective Date.

2.             Binding Effect

The Plan will be binding upon and inure to the benefit of the Debtors, the holders of all Claims and Equity Interests, and their respective successors and assigns.  To the extent any provision of any disclosure statement delivered pursuant to section 1125 of the Bankruptcy Code or any other solicitation document may be inconsistent with the terms of the Plan, the terms of the Plan will be binding and conclusive.

3.             Discharge of the Debtors

Except to the extent otherwise provided in the Plan, the treatment of all Claims against, or Equity Interests in, the Debtors under the Plan will be in exchange for and in complete satisfaction, discharge and release of all Claims against or Equity Interests in the Debtors of any nature whatsoever, known or unknown, including, without limitation, any interest accrued or expenses incurred thereon from and after the Petition Date, or against their Estates or properties or interests in property.  Except as otherwise provided in the Plan, upon the Effective Date, all Claims against, and Equity Interests in, the Debtors will be satisfied, discharged and released in full exchange for the consideration provided under the Plan.  Except as otherwise provided in the Plan, all entities will be precluded from asserting against the Debtors or the Reorganized Debtors or their respective properties or interests in property, any other Claims based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date.

4.             Term of Injunctions or Stays

On the Effective Date and except as otherwise provided in the Plan, all Persons who have been, are, or may be holders of Claims against or Equity Interests in the Debtors shall be permanently enjoined from taking any of the following actions against or affecting the Debtors, the Estates, the Assets, or Holding Company or the applicable Debtor, or any of their respective directors, officers, employees, agents, members, shareholders and professionals, successors and assigns or their respective assets and property with respect to such Claims or Equity Interests (other than actions brought to enforce any rights or obligations under the Plan):

a)             commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, all suits, actions, and proceedings that are pending as of the Effective Date, which must be withdrawn or dismissed with prejudice);

b)            enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order;

c)             creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance; and

d)            asserting any setoff, right of subrogation or recoupment of any kind; provided, that any defenses, offsets or counterclaims which the Debtors may have or assert in respect of the above referenced Claims are fully preserved in accordance with Section 14.17 of the Plan.

Unless otherwise provided, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, will remain in full force and effect until the Effective Date.

5.             Indemnification Obligation

Subject to the occurrence of the Effective Date, the obligations of the Debtors as of the Petition Date to indemnify, defend, reimburse or limit the liability of directors or officers who were directors or officers of the Debtors, on or after the Petition Date, respectively, against any claims or causes of action as provided in the Debtors’ certificates of incorporation, bylaws or applicable state law, will survive confirmation of the Plan, remain unaffected thereby and not be discharged, irrespective of whether such indemnification, defense, reimbursement or limitation is owed in connection with an event occurring before or after the Petition Date.

6.             Limited Release

a.             Releases by the Debtors

Except as expressly provided below, as of the Effective Date, for good and valuable consideration, each of the Debtors in their individual capacities and as Debtors in Possession, will be presumed conclusively to have forever released, waived and discharged all Causes of Action (other than the rights of the Debtors to enforce the Plan, the Plan Documents and any other contract, instrument, release, indenture and other agreements or documents delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Chapter 11 Cases or the Plan and that could have been asserted by the Debtors against (i) their respective current and former directors, officers, employees (other than for money borrowed from or owed to the Debtors or their respective subsidiaries by any such directors, officers or employees as set forth in the Debtors’ books and records), agents, members, shareholders and professionals, excluding KPMG International and its affiliates; (ii) the GFN Parties; (iii) the Ad Hoc Committee and each of its individual members; (iv) each of the signatories to the Plan Support and Lock-Up Agreement; (v) the Affiliated Creditors; (vi) the Motorola Affiliates; and (vii) with respect to each of the foregoing, their respective affiliates, current and former directors, officers, employees, agents, members, shareholders, and professionals, including, but not limited to, legal and financial advisors.

b.             Releases by Holders of Claims and Equity Interests

The Motorola Affiliates and each holder of a Claim against, or any Equity Interest in, any of the Debtors that has not expressly indicated its intent to “opt out” of the release provided in Section 7.24 of the Plan by a timely written election in such holder’s Ballot (a “Consenting Releasing Party”) will be presumed conclusively to have released, waived and/or discharged any Cause of Action, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Chapter 11 Cases or the Plan against (i) any of the Debtors; (ii) any of the Debtors’ current and former directors, officers, employees, agents, members, shareholders and professionals, excluding KPMG International and its affiliates; (iii) the GFN Parties; (iv) the Ad

Hoc Committee and each of its individual members; (v) each of the signatories to the Plan Support and Lock-Up Agreement; (vi) the Affiliated Creditors; (vii) the Motorola Affiliates, and (viii) with respect to each of the foregoing, their respective affiliates, current and former officers, directors, employees, agents, members, shareholders, and professionals, including, but not limited to, legal and financial advisors.

Nothing herein or in the Plan will be deemed to release any rights, claims or interests that any Person may be receiving or retaining pursuant to the Plan on or after the Effective Date.

M.                                  Avoidance Actions and other Causes of Action

Except as otherwise provided in the Plan, all Causes of Action assertable by any of the Debtors, including but not limited to Avoidance Actions, will, upon the occurrence of the Effective Date, be retained by, and be vested in, the Debtors, in accordance with the Plan.  Except as otherwise provided in the Plan, the Debtors’ rights to commence such Causes of Action (including Avoidance Actions) will be preserved notwithstanding consummation of the Plan.  Parties-in-interest, including, without limitation, creditors, may not rely on the absence of a specific reference in the Plan or this Disclosure Statement to any Cause of Action against them as any indication that the Debtors will not pursue any and all available Causes of Action against them.  The Debtors and the Debtors’ Estates expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise provided in the Plan.

N.                                    Retention of Jurisdiction

Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court will retain and have exclusive jurisdiction over any matter (a) arising under the Bankruptcy Code, (b) arising in or related to the Chapter 11 Cases or the Plan, or (c) that relates to the following:

a)             To hear and determine any and all motions or applications pending on the Confirmation Date or thereafter brought in accordance with Article XII of the Plan for the assumption and/or assignment or rejection of executory contracts or unexpired leases to which any of the Debtors is a party or with respect to which any of the Debtors may be liable, and to hear and determine any and all Claims and any related disputes (including, without limitation, the exercise or enforcement of setoff or recoupment rights or rights against any third party or the property of any third party resulting therefrom or from the expiration, termination or liquidation of any executory contract or unexpired lease;

b)            To determine any and all adversary proceedings, applications, motions, and contested or litigated matters that may be pending on the Effective Date or that, pursuant to the Plan, may be instituted by the Holding Company or the applicable Debtor or the Debtors, as applicable, after the Effective Date;

c)             To hear and determine any objections to the allowance of Claims, whether filed, asserted, or made before or after the Effective Date, including, without express or implied limitation, to hear and determine any objections to the classification of any Claim and to allow, disallow or estimate any Contested Claim in whole or in part;

d)            To issue such orders in aid of execution of the Plan to the extent authorized or contemplated by section 1142 of the Bankruptcy Code;

e)             To consider any modifications of the Plan, remedy any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

f)             To hear and determine all Fee Applications and applications for allowances of compensation and reimbursement of any other fees and expenses authorized to be paid or reimbursed under the Plan or the Bankruptcy Code;

g)            To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Plan, the Plan Documents or their interpretation, implementation, enforcement or consummation;

h)            To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with the Confirmation Order (and all Plan Documents) or its interpretation, implementation, enforcement or consummation;

i)              To the extent that Bankruptcy Court approval is required, to consider and act on the compromise and settlement of any Claim or cause of action by, on behalf of or against the Estates;

j)              To determine such other matters that may be set forth in the Plan or the Confirmation Order or that may arise in connection with the Plan or the Confirmation Order;

k)             To hear and determine matters concerning state, local, and federal taxes, fines, penalties, or additions to taxes for which the Debtors, the Debtors in Possession, or the Holding Company or the applicable Debtor may be liable, directly or indirectly, in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

l)              To hear and determine all controversies, suits and disputes that may relate to, impact upon or arise in connection with any setoff and/or recoupment rights of the Debtors or any Person;

m)            To hear and determine all controversies, suits, and disputes that may relate to, impact upon, or arise in connection with Causes of Action of the Debtors (including Avoidance Actions) commenced by the Holding Company or the applicable Debtor or the Debtors, as applicable, before or after the Effective Date;

n)            To hear and determine all controversies regarding the statutory subordination of any Claim pursuant to section 510(b) and 510(c) of the Bankruptcy Code at any time after the entry of the Confirmation Order;

o)            To enter an order or final decree closing the Chapter 11 Cases;

p)            To issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation, implementation or enforcement of the Plan or the Confirmation Order; and

q)            To hear and determine any other matters related to the Plan and not inconsistent with chapter 11 of the Bankruptcy Code.

O.                                   Miscellaneous Provisions

1.             Payment of Statutory Fees

All fees payable under section 1930, chapter 123, title 28, United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, will be paid on or before the Effective Date.

2.             Administrative Expenses Incurred After the Confirmation Date

Subject to the terms and conditions of any interim or Final Order of the Bankruptcy Court authorizing the use of cash collateral, administrative expenses incurred by the Debtors or the Reorganized Debtors after the Confirmation Date, including (without limitation) Claims for professionals’ fees and expenses, will not be subject to application and may be paid by the Debtors or the Reorganized Debtors, as the case may be, in the ordinary course of business and without further Bankruptcy Court approval.

3.             Amendment

As provided in section 1127 of the Bankruptcy Code, modification of the Plan may be proposed in writing by the Debtors, following consultation with the Ad Hoc Committee and the Affiliated Creditors, at any time before confirmation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code, and the Debtors shall have complied with section 1125 of the Bankruptcy Code.  The Debtors may modify the Plan at any time after confirmation and before substantial consummation, provided that the Plan, as modified, meets the requirements of sections 1122 and 1123 of the Bankruptcy Code and the Bankruptcy Court, after notice and a hearing, confirms the Plan as modified, under section 1129 of the Bankruptcy Code, and the circumstances warrant such modifications.  Pursuant to the Plan, a holder of a Claim that has accepted the Plan shall be deemed to have accepted such Plan as modified if the proposed alteration, amendment, or modification does not materially and adversely change the treatment of the Claim or Equity Interest of such holder.

4.             Section 1125(e) of the Bankruptcy Code

As of the Confirmation Date, the Debtors will be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and applicable non-bankruptcy law.  The Debtors, and, to the extent they participated in the offer and issuance of securities under the Plan, the Ad Hoc Committee and the New Secured Notes Indenture Trustee and each of their respective successors, predecessors, control persons, members, affiliates, agents, directors, officers, employees, investment bankers, financial advisors, accountants, attorneys and other professionals have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities under the Plan.  Accordingly, such entities and individuals will not be liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of the securities under the Plan.

5.             Compliance with Tax Requirements

In connection with the Plan and all instruments issued in connection therewith and distributed thereunder, any party issuing any instruments or making any Plan Distributions, including any party described in Section 1.1 of the Plan, will comply with all applicable withholding and reporting requirements imposed by any federal, state or local taxing authority, and all Plan Distributions will be subject to any such withholding or reporting requirements.  Notwithstanding the above, each holder of an Allowed Claim that is to receive a Plan Distribution will have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such Plan Distribution.  Any party issuing any instruments or making any Plan Distribution has the right, but not the obligation, to not make a Plan Distribution until such holder has made arrangements satisfactory to such issuing or distributing party for payment of any such tax obligations.

6.             Exemption from Transfer Taxes

Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or equity securities under or in connection with the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including those in connection with the sale by the Debtors of owned property pursuant to section 363(b) of the Bankruptcy Code, and the assumption, assignment and sale by the Debtors of unexpired leases of non-residential real property pursuant to section 365(a) of the Bankruptcy Code, will not be subject to any stamp, real estate transfer, mortgage recording or other similar tax or other similar tax or governmental assessment (other than standard filing fees), and the Confirmation Order will direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment (other than standard filing fees) and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

7.             Expedited Tax Determination

Holding Company or the applicable Debtor is authorized under the Plan to file a request for expedited determination under section 505(b) of the Bankruptcy Code for all tax returns filed with respect to the Debtors.

8.             Severability of Plan Provisions

Should the Bankruptcy Court determine that any provision of the Plan is unenforceable either on its face or as applied to any Claim or Equity Interest or transaction, the

Debtors may modify the Plan in accordance with Section 14.14 of the Plan so that such provision will not be applicable to the holder of any Claim or Equity Interest.  Such a determination of unenforceability will not (a) limit or affect the enforceability and operative effect of any other provision of the Plan or (b) require the resolicitation of any acceptance or rejection of the Plan.

9.             Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and the Bankruptcy Rules), the laws of the State of New York, without giving effect to the conflicts of laws principles thereof, will govern the construction of the Plan and any agreements, documents, and instruments executed in connection with the Plan, except as otherwise expressly provided in such instruments, agreements or documents.

10.           Revocation of the Plan

Pursuant to Section 14.15 of the Plan, the Debtors reserve the right to revoke and withdraw the Plan with respect to any one or more of the Debtors prior to the occurrence of the Effective Date.  If the Debtors revoke or withdraw the Plan with respect to any one or more of the Debtors, or if the Effective Date does not occur as to any Debtor, then, as to such Debtor, the Plan and all settlements and compromises set forth in the Plan shall be deemed null and void and nothing contained therein and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims against or Equity Interests in such Debtor or to prejudice in any manner the rights of any of the Debtors or any other Person in any other further proceedings involving such Debtor.

11.           Exculpation

None of the Debtors, or any of their respective, members, officers, directors, employees, agents, representatives, advisors, attorneys, successors and assigns will be liable for any Cause of Action arising in connection with or out of the administration of the Chapter 11 Cases, pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for gross negligence or willful misconduct as determined by Final Order of the Bankruptcy Court, and in all respects will be entitled to rely upon the advice of counsel and all information provided by other exculpated persons herein without any duty to investigate the veracity or accuracy of such information with respect to their duties and responsibilities under the Plan.

All obligations of the Debtors to indemnify and hold harmless their respective current and former directors, officers and employees, whether arising under the Debtors’ constituent documents, contract, law or equity, will be assumed by the Debtors upon the occurrence of the Effective Date with the same effect as though such obligations constituted executory contracts that are assumed under section 365 of the Bankruptcy Code and all such obligations will be fully enforceable on their terms from and after the Effective Date.

V.

PROJECTIONS AND VALUATION ANALYSIS

A.                                    Consolidated Condensed Projected Financial Statements

1.             Responsibility for and Purpose of the Projections

As a condition to confirmation of a plan of reorganization, the Bankruptcy Code requires, among other things, that the Bankruptcy Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor.  In connection with the development of the Plan, and for purposes of determining whether the Plan satisfies this feasibility standard, management of the Debtors and the Debtors’ professionals have analyzed the ability of the Debtors to meet their obligations under the Plan and retain sufficient liquidity and capital resources to conduct their businesses assuming the consummation of the Plan.

The projections contained herein (the “Projections”) should be read in conjunction with Section VI below, entitled “Certain Risk Factors Affecting the Debtors”, and the assumptions, qualifications and footnotes to tables containing the Projections set forth herein, the historical consolidated financial information (including the notes and schedules thereto) and the other information set forth in Tricom’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2004, 2005 and 2006 and annexed hereto as Exhibits “3”, “4” and “5”, respectively, the full texts of which are incorporated herein by reference, and the Selected Financial Data appearing in Item 3 of the Forms 20-F.  The Projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice.

THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS.  THE DEBTORS’ INDEPENDENT ACCOUNTANTS HAVE NEITHER COMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLENESS THEREOF AND, ACCORDINGLY, HAVE NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO.

THE DEBTORS DO NOT, AS A MATTER OF COURSE, PUBLISH THEIR PROJECTIONS OF THEIR ANTICIPATED FINANCIAL POSITION, RESULTS OF OPERATIONS OR CASH FLOWS.  ACCORDINGLY, THE DEBTORS DO NOT INTEND, AND DISCLAIM ANY OBLIGATION TO, (A) FURNISH UPDATED PROJECTIONS TO HOLDERS OF CLAIMS OR EQUITY INTERESTS PRIOR TO THE EFFECTIVE DATE OR TO HOLDERS OF HOLDING COMPANY STOCK OR ANY OTHER PARTY AFTER THE EFFECTIVE DATE, (B) INCLUDE SUCH UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SEC, OR (C) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

THESE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY MANAGEMENT OF THE DEBTORS, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE DEBTORS’ CONTROL.  ACCORDINGLY, THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE AS TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS.  SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED OR MAY BE UNANTICIPATED, AND THUS MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER.  THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.

THE FOLLOWING ASSUMPTIONS AND RESULTANT COMPUTATIONS WERE MADE SOLELY FOR PURPOSES OF PREPARING THE PROJECTIONS.  THE REORGANIZED DEBTORS WILL BE REQUIRED TO ESTIMATE THEIR REORGANIZATION VALUE, THE FAIR VALUE OF THEIR ASSETS, AND THEIR ACTUAL LIABILITIES AS OF THE EFFECTIVE DATE.  SUCH DETERMINATION WILL BE BASED UPON THE FAIR VALUES AS OF THAT DATE, WHICH COULD BE MATERIALLY GREATER OR LOWER THAN THE VALUES ASSUMED IN THE FOREGOING ESTIMATES.  IN ALL EVENTS, THE ESTIMATE OF THE REORGANIZATION VALUE, AS WELL AS THE DETERMINATION OF THE FAIR VALUE OF THE REORGANIZED DEBTORS’ ASSETS AND THE DETERMINATION OF THEIR ACTUAL LIABILITIES, WILL BE MADE AS OF THE EFFECTIVE DATE.  ALTHOUGH THE DEBTORS EXPECT TO UTILIZE A CONSISTENT METHODOLOGY, THE AMOUNTS OF ANY OR ALL OF THE FOREGOING ESTIMATES AS ASSUMED IN THE PROJECTIONS, AS COMPARED WITH THE ACTUAL AMOUNTS THEREOF AS OF THE EFFECTIVE DATE, MAY BE MATERIAL.

2.             Summary of Significant Assumptions

The Projections are based on and assume the successful implementation of the business plan prepared by management of the Debtors and include assumptions with respect to the future performance of the Debtors, the performance of the industry, competition in the markets in which the Debtors operate, general business and economic conditions and other matters, many of which are beyond the control of management.  Therefore, while the Projections are necessarily presented with numerical specificity, the actual results achieved during the projection period will vary from the projected results, and may vary substantially.  No representation can be or is being made with respect to the ability of the Debtors to achieve the projected results.  While management believes that the assumptions underlying the Projections are reasonable in light of current circumstances and in light of the information available, holders of Claims and Equity Interests must make their own determinations as to the reasonableness of the assumptions and the reliability of the Projections in deciding whether to vote to accept the Plan.

Additional information concerning the assumptions underlying the Projections is as follows:

a.             Plan Terms and Consummation

The Projections assume an Effective Date as of June 30, 2008, with allowed Claims and Equity Interests treated in accordance with the treatment provided in the Plan with respect to such allowed Claims and Equity Interests.  With respect to the projection of expenses to be incurred as a result of the Chapter 11 Cases, if the Effective Date does not occur by June 30, 2008, additional bankruptcy expenses will be incurred until such time as a plan of reorganization is confirmed.  These expenses could significantly impact the Debtors’ results of operations and cash flows.

b.             Assumptions Preceding the Effective Date

The Fiscal Year 2007 and 2008 First and Second Quarter projections were prepared as of December 31, 2007.  The business is projected to continue at its current level for the period from December 31, 2007 through the Effective Date.

c.             General Economic Conditions

The Projections were prepared assuming that economic conditions in the markets served by the Debtors do not differ markedly over the next five years from current economic conditions.  No major devaluation of the Dominican peso is assumed during the period.  Likewise, the Projections assume that there are no natural disasters, for example major hurricanes, affecting the population centers of the country where the Debtors have deployed their network infrastructure.

d.             Revenues

Revenue is generated by providing access to and usage of the Debtors’ network of landlines, cell towers and undersea cable.  The Projections assume that the Debtors do not divest of or wind down any of their existing lines of business.  Revenue is comprised of five major lines of business—domestic telephony, international long distance, wireless mobile services, data and internet and cable revenue.  Over the projection period, revenues are projected to increase in the aggregate due to an increase in the levels of the Debtors’ subscribers.

e.             Cost of Service

Cost of service consists primarily of network expenses, roaming expenses, and third party carrier expenses.  Cost of service expenses as a percentage of revenues are expected to remain relatively stable during the projection period.

f.              Selling, General and Administrative

General and administrative expenses consist primarily of accounting, finance, legal and human resource functions.  General and administrative expenses as a percentage of revenues are expected to remain relatively stable when translated into U.S. dollars over the projection period.  Sales and marketing expenses consist primarily of costs related to the acquisition of new subscribers and the retention of current subscribers.  These expenses include advertising, salary and benefits for the sales personnel and sales commissions.  Sales and marketing expenses as a percentage of revenues are projected to remain relatively stable during the projection period.

g.             Restructuring Expenses

Restructuring Expenses represent professional fees incurred by the Debtors for accounting, legal, financial and consulting work.

h.             Interest Expense

The Projections through June 30, 2008 include six months of interest expense under the Credit Suisse Existing Secured Debt and the scheduled 2008 payments of principal and interest corresponding to the GE Existing Secured Debt.  Following the Effective Date, interest expense will reflect the interest expense associated with the Debtors’ post-restructuring debt: (i) the New Secured Notes at 9% annual interest for 2008 and 2009, 10% for 2010, 2011 and 2012, and 11% thereafter, (ii) the Credit Suisse New Secured Debt at 11% interest, and (iii) the GE Existing Secured Debt as per the amortization schedule.  The Banco del Progreso Existing Secured Debt is expected to paid in full before the Effective Date.

i.              Income Taxes

Although the Projections reflect substantial net income for 2008, such income is principally due to fresh start accounting adjustments (which do not apply for U.S federal income tax purposes) and the gain on cancellation of debt.  This COD Income is projected to be offset by the use of Tricom NOLs and current year operating losses, Tricom USA tax attributes, and the Restructuring Dilution Transactions.

j.              Capital Expenditures

The projected capital expenditures consist primarily of (i) capital expenditures intended to increase the capacity of the Debtors’ network, (ii) expansion of the coverage of the Debtors’ wireless network to new geographic areas and (iii) costs associated with required upgrades to the networks.

k.            Fresh Start Accounting

The American Institute of Certified Public Accountants has issued a Statement of Position on Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”).  SOP 90-7 is intended to provide guidance for financial reporting by chapter 11 debtors during and following their chapter 11 cases.  The Projections, where applicable, have been prepared in accordance with the “fresh-start” reporting principles set forth in SOP 90-7, giving effect thereto as of and through June 30, 2008.

Under SOP 90-7, Reorganized Tricom will be required to write-down the value of its assets such that the value of the total assets equals the reorganization value as of the Effective Date.  For purposes of the Projections, it has been assumed that the reorganization value of Reorganized Tricom is equal to $319.6 million which is the total enterprise value of $275 million plus deferred income tax and current liabilities, (excluding the current portion of long term debt), of $44.6 million.  See Section V.B, “Projections and Valuation Analysis—Valuation.”  Under SOP 90-7, the Debtors are required to allocate the total reorganization value to their assets and liabilities based upon their fair value at the date of emergence.  For purposes of these Projections, the Debtors have not determined the fair value of their assets and liabilities upon emergence but have allocated the total reorganization value to identifiable assets and liabilities based on historical book value.  Upon emergence, the Debtors will allocate the total reorganization value to identifiable net assets, based on their fair value, and the difference will be reflected as reorganization value in excess of identifiable net assets.  These amounts may be significantly different from the amounts assumed and included in these Projections.

Under SOP 90-7, for the period ending June 30, 2008, the results of operations and cash flows for the period prior to emergence should be reflected as Tricom prior to consummation of the Plan (“Predecessor Tricom”), and the results of operations and cash flows for the period subsequent to emergence should be reflected as Reorganized Tricom.

l.              Working Capital

Components of working capital are projected on the basis of historic patterns applied to projected levels of operation.

m.            Total Debt

The Projections reflect the debt service (interest and withholding tax) related to the issuance of $105 million in aggregate principal amount of New Secured Notes as well as the debt service (interest, withholding tax, and principal payments as required) related to the Credit Suisse New Secured Debt and the GE Existing Secured Debt.  The Projections assume that the Banco del Progreso Existing Secured Debt will be paid in full before the Effective Date.

3.             Special Note Regarding Forward-Looking Statements

Some matters discussed herein contain forward-looking statements that are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors which may impact future results and financial condition.  In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “expects,” “plans,” “projected,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continues,” or the negative of these terms or other comparable terminology.  In addition, except for historical facts, the “Projections and Valuation Analysis” provided in Section V, and “Certain Risk Factors Affecting the Debtors” provided in Section VI, should be considered forward-looking statements.  Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Debtors may vary materially from any future results, performance or achievementsexpressed or implied by such forward-looking statements.

Forward-looking statements are based on beliefs and assumptions of the Debtors’ management and on information currently available to such management.  Forward-looking statements speak only as of the date they are made, and the Debtors undertake no obligation to update publicly any of them in light of new information or future events.  Undue reliance should not be placed on such forward-looking statements, which are based on current expectations.  Forward-looking statements are not guarantees of performance.  For additional information about the Debtors, their operating and financial condition, and relevant risk factors, reference is made to Tricom’s Annual Report on Form 20-F for the fiscal years ended December 31, 2004, 2005 and 2006 attached hereto as Exhibits “3”, “4” and “5”.

4.             Financial Projections

Each of the following tables summarizes management’s Projections for the five fiscal years ending December 31, 2007, 2008, 2009, 2010 and 2011.

The Projections include the Projected Condensed Consolidated Balance Sheet, the Projected Condensed Consolidated Statement of Operations and the Projected Condensed Consolidated Statement of Cash Flows.

Tricom, S.A.

Projected Condensed Consolidated Balance Sheet
(in thousands of USD)
(Unaudited)

	Audited	Pro Forma	YTD
	Dec-06	Dec-07	Jun-08	Dec-08	Dec-09	Dec-10	Dec-11
ASSETS
Current Assets
Cash & Cash Equivalents	23,072	19,535	10,002	8,083	5,748	9,381	16,651
Accounts Receivable, net	27,016	26,280	24,458	25,569	26,825	28,190	29,248
Inventory	2,918	2,628	2,793	2,841	2,981	3,132	3,250
Prepaid Expenses and Other Current Assets	13,450	11,050	11,050	11,050	11,050	11,050	11,050

Total Current Assets	66,457	59,492	48,303	47,543	46,604	51,753	60,199
Long Term Assets
Property & Equipment, gross	538,162	567,871	261,679	277,440	309,834	338,620	366,920
Less: Accum Depreciation	(263,802)	(310,592)	—	(20,547)	(60,621)	(97,102)	(132,337)
Property & Equipment, net	274,361	257,279	261,679	256,893	249,213	241,517	234,583
Other Assets	9,568	9,568	9,568	9,568	9,568	9,568	9,568

Total Long Term Assets	283,929	266,846	271,247	266,461	258,781	251,085	244,151

Total Assets	350,385	326,339	319,550	314,004	305,385	302,838	304,350

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	28,516	25,775	23,421	24,370	25,123	25,204	25,933
Current Portion LTD	427,840	442,924	826	904	988	1,081	1,183
Accrued Interest	218,860	282,818	—	—	—	—	—
Current Portion Capital Leases	14,531	—	—	—	—	—	—
Accrued Expenses	17,569	15,919	15,919	15,919	15,919	15,919	15,919
Other Liabilities	4,466	4,466	4,466	4,466	4,466	4,466	4,466

Total Current Liabilities	711,782	771,901	44,632	45,659	46,497	46,670	47,501
Long Term Liabilities
Existing Secured Debt	4,788	3,962	29,273	28,510	27,437	26,263	24,979
New Secured Notes	—	—	105,000	105,000	105,000	105,000	105,000
Deferred Income Tax and Other	551	551	551	551	551	551	551

Total Liabilities	717,121	776,414	179,456	179,720	179,485	178,485	178,031

Total Equity	(366,736)	(450,075)	140,094	134,284	125,900	124,353	126,319

Total Liabilities and Stockholders’ Equity	350,385	326,339	319,550	314,004	305,385	302,838	304,350

Tricom, S.A.

Projected Condensed Consolidated Statement of Operations
(in thousands of USD)
(Unaudited)

	Yr. Ended	YTD Ended	Yr. Ended	Yr. Ended	Yr. Ended	Yr. Ended
	Dec-07	Jun-08	Dec-08	Dec-09	Dec-10	Dec-11

Total Revenues	213,159	101,950	207,396	217,585	228,656	237,238

Expenses:
Cost of Service	85,020	40,628	82,520	86,697	90,690	94,631
Selling, General and Administrative	79,484	39,499	80,166	83,032	85,883	88,441
Depreciation and Amortization	46,790	20,299	40,846	40,074	36,482	35,234
Total Operating Expenses	211,294	100,426	203,532	209,802	213,055	218,306

Operating Income / (Loss)	1,866	1,524	3,864	7,782	15,601	18,931

Reorganization Items(1)	13,700	(602,541)	(602,541)	—	—	—

Interest Expense	68,407	12,741	18,996	13,928	15,002	14,901

Other	699	—	—	—	—	—
Net Income / (Loss) before Income Taxes	(80,940)	591,323	587,409	(6,146)	599	4,030

Income Taxes	2,400	1,154	2,308	2,237	2,146	2,065

Net Income / (Loss)	(83,340)	590,169	585,101	(8,383)	(1,547)	1,966

(1) Reorganization items include $22.2 million of restructuring expenses through June 30, 2008 ($13.7 million in 2007; $8.5 million in 2008) including estimated capital issuance and security perfection costs plus estimated fresh start accounting adjustments and cancellation of debt income for financial purposes of $611.0 million.

Tricom, S.A.

Projected Condensed Consolidated Statement of Operations
(in thousands of USD)
(Unaudited)

	Yr. Ended	YTD Ended	Yr. Ended	Yr. Ended	Yr. Ended	Yr. Ended
	Dec-07	Jun-08	Dec-08	Dec-09	Dec-10	Dec-11
Cash Flow from Operating Activities:
Net Income	(83,340)	590,169	584,359	(8,383)	(1,547)	1,966
Depreciation & Amortization	46,790	20,299	40,846	40,074	36,482	35,234
Gain on Cancellation of Debt and Interest		(462,009)	(462,009)
Fresh Start Adjustments		(149,032)	(149,032)
Changes in Working Capital
Accounts Receivable	736	1,142	711	(1,256)	(1,365)	(1,058)
Inventory	290	(165)	(213)	(140)	(152)	(118)
Prepaid Expenses	2,400	—	—	—	—	—
Deferred Taxes	—	—	—	—	—	—
Accounts Payable	(2,741)	(1,674)	(1,404)	753	81	729
Accrued Expenses	(1,650)	—	—	—	—	—
Non-cash Interest Expense	63,959	11,050	11,050	—	—	—
Other Liabilities	—	—	—	—	—	—
Net Cash (used in) / provided by Operating Activities	26,444	9,780	24,307	31,047	33,499	36,753

Cash Flow from Investing Activities
Capital Expenditures	(29,708)	(15,761)	(31,522)	(32,394)	(28,786)	(28,300)
Sale of Assets
Net Cash (used in) / provided by Investing Activities	(29,708)	(15,761)	(31,522)	(32,394)	(28,786)	(28,300)

Cash Flow from Financing Activities
Principal Payments	(826)	(5,218)	(5,904)	(988)	(1,081)	(1,183)
Debt Issuance
Other(1)	552	1,667	1,667
Net Cash (used in) / provided by Financing Activities	(274)	(3,552)	(4,237)	(988)	(1,081)	(1,183)

Beginning Cash Balance	23,072	19,535	19,535	8,083	5,748	9,381
Net Change in Cash	(3,538)	(9,533)	(11,451)	(2,335)	3,632	7,271

Ending Cash Balance	19,535	10,002	8,083	5,748	9,381	16,651

(1) Includes reclassification of certain Accounts Payable, interest expense and exchange rate impacts.

B.                                    Valuation

1.             General

The Debtors have retained FTI as their financial advisor to assist them in connection with their restructuring, including (without limitation) the formulation of the Plan.  In furtherance of the Plan, and in an effort to estimate the percentage of recovery to be received by the holders of the Allowed Claims receiving Holding Company Stock pursuant to the Plan, the Debtors have requested that FTI perform a valuation analysis of the Reorganized Debtors.

Estimates of Reorganized Tricom’s going concern enterprise value do not purport to be appraisals nor do they necessarily reflect the values that might be realized if the Reorganized Debtors were to be sold.  Such estimates were developed solely for purposes of formulation and negotiation of the Plan and analysis of implied relative recoveries to parties-in-

interest thereunder.  Such estimates reflect the implied going concern enterprise value of the Reorganized Debtors based upon the terms of the Plan and do not purport to reflect or constitute appraisals, liquidation values, or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different from the amounts set forth herein.  The value of an operating business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such a business.  As a result, the estimate of going concern enterprise value set forth herein is not necessarily indicative of actual outcomes, which may be significantly more or less favorable than those set forth herein.  Because such estimates are inherently subject to uncertainties, neither the Debtors nor their officers, directors or advisors assume responsibility for their accuracy.

In addition, the valuation of newly issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict.  Actual market prices of such securities at issuance will depend upon, among other things, prevailing interest rates, conditions in the financial markets, the anticipated initial securities holding of prepetition creditors, some of whom may prefer to liquidate their investment rather than hold them on a long-term basis, the fact that the securities are not listed on any securities exchange, and other factors that generally influence the prices of securities.  Actual prices of such securities also may be affected by the bankruptcy case or by other factors not possible to predict.  Accordingly, the going concern enterprise value estimated by FTI does not necessarily reflect, and should not be construed as reflecting, values that will be attained in the public or private markets.

As used in this Section V.B:  (i) “Enterprise Value” means FTI’s estimate of the value of the Reorganized Debtors at December 31, 2007, as determined as of October, 2007 and based upon the assumptions and data identified herein, FTI’s application of various valuation techniques thereto, and FTI’s independent professional judgment; and (ii) “Reorganized Debtors” means Tricom and its primary operating subsidiaries (Tricom USA and TCN) following consummation of the Plan.

In connection with delivering this analysis, FTI has, among other things:  (i) analyzed financial statements and other information relating to Debtors; (ii) analyzed certain internal financial statements and other non-public financial and operating data relating to the Debtors; (iii) discussed appropriate capital structure requirements with management; (iv) discussed the past and current operations, financial projections and current financial condition of the Debtors with management; (v) compared the financial performance of the Debtors with the financial performance of a selected group of peer companies, and evaluated the prices and valuation multiples of such peer companies; (vi) searched for precedent merger and acquisition transactions in which the Debtors believe the target to be similar in some respect to them; and (viii) performed other examinations and analyses and considered other factors that the Debtors deemed appropriate.

In preparing its analysis, FTI assumed and relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources and that was provided to FTI by the Debtors or their representatives and has not assumed any responsibility for independent verification of any such information.  With respect to the financial projections supplied to FTI, FTI assumed the accuracy thereof and assumed that such projections were reasonably prepared in good faith and on a basis reflecting the best currently available estimates and judgments of the Debtors as to the future operating and financial performance of the Debtors.  Such projections have been prepared and reviewed by management of Tricom.  To the extent that all or a portion of Tricom’s business performs at levels not consistent with those expected in the business plan, any adjustments to the business plan may have a material impact on the operating projections and valuations as presented herein.

With respect to the valuation of the Reorganized Debtors, in addition to the foregoing, FTI relied upon the following assumptions and/or methodologies:

•                                          The enterprise valuation indicated assumes the pro forma debt levels (as set forth in the financial Projections included herein) to calculate an equity values; and

•                                          The Debtors will emerge from Chapter 11 on or before June 30, 2008.

•                                          The Company’s financial performance will be in line with that described in the financial projections in Section V.A.4.

As a result of such analyses, reviews, discussions, considerations and assumptions, FTI estimates that the total enterprise value of the Reorganized Debtors ranges from a minimum of approximately $215 million to a maximum of approximately $304 million.  These estimated values represent the estimated hypothetical value of the Reorganized Debtors derived through the application of various valuation techniques described in the following sections.  FTI has further assumed that the enterprise value of the Reorganized Debtors can be estimated at $275 million.  As a result, and taking into account that the value of the total long-term debt of the Reorganized Debtors as of the Effective Date is $135.1 million, which includes $105 million in New Secured Notes, $25.5 million of the Credit Suisse New Secured Debt, and the GE Existing Secured Debt in the amount of $4.6 million, the Debtors estimate that the equity value of the Reorganized Debtors as of the Effective Date will be equal to approximately $140.1 million.(49)

SUCH ANALYSIS DOES NOT PURPORT TO REPRESENT VALUATION LEVELS, PURCHASE PRICES, OR TRADING LEVELS, WHICH WOULD BE ACHIEVED IN, OR ASSIGNED BY, THE CAPITAL MARKETS FOR DEBT AND EQUITY SECURITIES OR IN A SALE OF ALL OR SUBSTANTIALLY ALL OF THE REORGANIZED DEBTORS’ ASSETS OR OTHER CHANGE-OF-CONTROL TRANSACTION.

FTI’s estimate is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to it as of, the date of this Disclosure Statement.  It should be understood that, although subsequent developments may affect FTI’s conclusions, FTI does not have any obligation to update, revise or reaffirm its estimate.

(49) Assumes $5 million of Banco del Progreso Existing Secured Debt is paid down prior to the Effective Date.

2.             Summary of Financial Analyses

The following is a brief summary of certain financial analyses performed by FTI to arrive at its estimation of the enterprise value and equity value of the Reorganized Debtors.  FTI performed certain procedures, including each of the financial analyses described below, and reviewed with management the assumptions upon which such analyses were based and other factors, including the projected financial results of the Reorganized Debtors.

Analysis of Certain Publicly Traded Companies.  To provide contextual data and comparative market information, FTI compared selected projected operating and financial ratios for the Reorganized Debtors to the corresponding data and ratios of a number of selected Latin American public telecom companies, including those companies having wireline, cable and/or wireless operations whose securities are publicly traded and which FTI believes have operating, market and trading valuations similar in certain respects to what might be expected of the Reorganized Debtors.  Such data and ratios include the enterprise value of such comparable companies as multiples of earnings before interest, taxes, depreciation and amortization (EBITDA) for historical and projected periods.

Although public telecommunications companies in Latin American were used for comparison purposes, none of those companies are directly comparable to the Reorganized Debtors.  Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Latin American public telecom companies and other factors that could affect the public trading value of the Reorganized Debtors to which they are being compared.

Discounted Cash Flow Analysis.  To provide information with regard to valuation in terms of the future potential cash flows of the Reorganized Debtors, FTI estimated a potential enterprise value based on forecasted cash flows to total invested capital (also known as debt-free cash flows) and a terminal enterprise value achieved through the value of the cash flows as provided to FTI by management.  Using this approach, FTI derived the present value of such cash flows by discounting the expected cash flows at a rate that reflects the degree of risk of the cash flows.  The estimated discount rate is a function of the expected cost of capital of the Reorganized Debtors, based on the estimated cost of capital for public telecom companies and adjusted for relative size and the specific country risk associated with a company with the majority of its operations residing in the Dominican Republic.  The estimated cost of capital has been adjusted further to account for the expected capital structure of the Reorganized Debtors.

As the estimated cash flows, estimated discount rate and expected capital structure of the Reorganized Debtors are used to derive a potential value, an analysis of the results of such an estimate is not purely mathematical, but instead involves complex considerations and judgments concerning potential variances in the projected financial and operating characteristics of the Reorganized Debtors and other factors that could affect the future prospects and cost of capital considerations of the Reorganized Debtors.

The summary set forth above does not purport to be a complete description of the analyses performed by FTI.  The preparation of an estimate involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods in the particular circumstances and, therefore, such an estimate is not readily susceptible to summary description.  In performing the analyses, FTI and the Debtors made numerous assumptions with respect to industry performance, business and economic conditions and other matters.  The analyses performed by FTI are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

FTI relied on the accuracy and reasonableness of the projections and the underlying assumptions as prepared by the Debtors.  FTI’s valuation assumes that operating results projected by the Debtors will be achieved or exceeded in all material respects, including revenue, operating margins, earnings, cash flow, working capital, expenses and other elements.  To the extent that the valuation is dependent upon the Reorganized Debtors’ achievement of the projections, the valuation must be considered speculative.  For purposes of the valuation analysis, FTI relied on the accuracy and reasonableness of the tax assumptions prepared by the Debtors.  To the extent that any tax assumptions indicate that the restructuring or forgiveness of debt would have a different impact on the operating performance or cash generation of the Debtors than that assumed herein, it may have a material effect on the valuation range included herein.

VI.

CERTAIN RISK FACTORS AFFECTING THE DEBTORS

A.                                    Certain U.S. Bankruptcy Law Considerations

1.             Failure to Satisfy Vote Requirement

If the holders of Credit Suisse Existing Secured Claims and Unsecured Financial Claims (Classes 3 and 6) vote to accept the Plan in accordance with the requirements of the Bankruptcy Code, the Debtors intend to file voluntary petitions for reorganization under chapter 11 of the Bankruptcy Code and to seek, as promptly as practicable thereafter, confirmation of the Plan.  Although the Debtors anticipate that sufficient votes will be received to accept the Plan, in the event that sufficient votes are not received, the Debtors may nevertheless file petitions for relief under chapter 11 of the Bankruptcy Code.  In such event, the Debtors may seek to accomplish an alternative restructuring of their capitalization and their obligations to creditors.  There can be no assurance that the terms of any such alternative restructuring would be similar to or as favorable to holders of Credit Suisse Existing Secured Claims and Unsecured Financial Claims as those proposed in the Plan.  If an alternative reorganization could not be agreed to in a timely manner, it is possible that the Debtors would have to liquidate their assets, in which case it is likely that holders of Claims would receive less than they would receive pursuant to the Plan.  See Section X, “Alternatives to Confirmation and Consummation of the Plan of Reorganization.”

2.             Risk of Non-Confirmation of the Plan

Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion.  Moreover, there can be no assurance that modifications of the Plan will not be required for confirmation.

Even if the requisite acceptances are received, the Bankruptcy Court, a court of equity with substantial discretion, may decide not to confirm the Plan.  Section 1129 of the Bankruptcy Code requires, among other things, a showing that confirmation of the Plan will not be followed by liquidation or the need for further financial reorganization of the Debtors (see Section VIII.B.1.d, “Confirmation of the Plan of Reorganization—Requirements for Confirmation of the Plan—Requirements of Section 1129(a) of the Bankruptcy Code—Feasibility”), and that the value of distributions under the Plan to dissenting members of an accepting impaired Class is not less than the value such holders would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.  See Section VIII.B.1.b, “Confirmation of the Plan of Reorganization—Requirements for Confirmation of the Plan—Requirements of Section 1129(a) of the Bankruptcy Code—Best Interests Test.”  Although the Debtors believe that the Plan will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

The solicitation must comply with the requirements of section 1126(b) of the Bankruptcy Code and the applicable Bankruptcy Rules with respect to the length of the solicitation period, and compliance with applicable non-bankruptcy law, if any.  This Disclosure Statement must contain adequate information as defined by section 1125 of the Bankruptcy Code.  If the Bankruptcy Court were to find that the solicitation did not so comply, all acceptances received pursuant to the solicitation could be deemed invalid and the Debtors could be forced to resolicit acceptances under section 1125(b) of the Bankruptcy Code, in which case confirmation of the Plan could be delayed and possibly jeopardized.  The Debtors believe that the solicitation of acceptances to the Plan will comply with the requirements of section 1126(b) of the Bankruptcy Code, that duly executed Ballots will be in compliance with applicable provisions of the Bankruptcy Code and that the Plan, if the requisite acceptances are received, will be confirmed by the Bankruptcy Court.  There can be no assurance, however, that the Plan will ever be filed and, if the Plan is filed, there can be no assurance that modifications thereof will not be required for confirmation, or that such modification would not result in a resolicitation of acceptances.

3.             Inability to Enforce Confirmation Order and Terms of Plan

The Debtors believe that the automatic stay imposed by section 362 of the Bankruptcy Code and the Confirmation Order will bind all holders of Claims and Existing Tricom Equity Interests in the United States who are subject to the jurisdiction of the United States courts.  However, there can be no assurance that a Dominican court would give effect to either the automatic stay or the Confirmation Order and, by implication, the terms of the confirmed Plan, if any non-U.S. holder of a Claim or Existing Tricom Equity Interest brought an action against the Debtors in a Dominican court asserting a Claim or cause of action against the Debtors that is treated under the Plan.  If a Dominican court did not enforce the automatic stay, the Confirmation Order, or the terms of the confirmed Plan, there is some risk that the holder of the Claim or Existing Tricom Equity Interests bringing such an action may receive better treatment than that provided to similarly situated parties under the Plan or succeed in forcing the Debtors into bankruptcy proceedings in the Dominican Republic.

4.             Non-Consensual Confirmation

In the event any impaired class of Claims or Equity Interests does not accept the Plan, the Bankruptcy Court may nevertheless confirm such plan at the proponent’s request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and as to each impaired class that has not accepted the Plan, the Bankruptcy Court determines that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes.  See Section VIII.B, “Confirmation of the Plan of Reorganization—Requirements for Confirmation of the Plan.”  Because the Plan deems that Class 8 (Statutorily Subordinated Claims) and Class 9 (Existing Tricom Equity Interests) reject the Plan, these requirements must be satisfied with respect to such classes.  The Debtors believe that the Plan satisfies these requirements.

5.             Risk of Non-Occurrence of the Effective Date

Although the Debtors believe that the Effective Date will occur within one-hundred and twenty (120) days after the Confirmation Date, there can be no assurance as to such timing.  The effectiveness of the Plan is conditioned upon numerous conditions described in Section 10.2 of the Plan.  No assurance can be given that these conditions will be satisfied or if not satisfied that the Debtors and other parties whose consent is required could or would waive such conditions.  Accordingly, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Plan will become effective.  See Section IV.K, “The Plan of Reorganization—Conditions Precedent to Effective Date of the Plan.”  If the Effective Date does not occur, the Debtors may propose and solicit votes on an alternative plan of reorganization that may not be as favorable to parties-in-interest as the Plan.

6.             Feasibility

a.             Introduction

To confirm the Plan, section 1129(a) of the Bankruptcy Code requires the Debtors to demonstrate that the Plan is feasible.  To demonstrate feasibility, the Debtors intend to rely on their financial projections.  See Section V, “Projections and Valuation Analysis.”  The Plan provides for unimpaired treatment of General Unsecured Claims (Class 7) and accordingly, that all Allowed General Unsecured Claims, will be paid in full as and when they become due and owing.  To the extent the Debtors dispute liability for and/or the amount of any General Unsecured Claim, the Plan requires the Debtors to satisfy such Contested Claim only if the Contested Claim (or disputed portion of the Contested Claim) becomes an Allowed General Unsecured Claim.  The Debtors contemplate that either the Debtors or the holder of a Contested Claim would commence a proceeding before a court or other tribunal which has jurisdiction over the dispute to determine whether the Debtors are liable for any Contested Claim, and if liability is imposed, the amount of such Claim.  With respect to obligations alleged to be due by Tricom or TCN, a Dominican court is likely to have jurisdiction to hear and determine such Claims subsequent to the Effective Date.

The Plan also provides for the classification and treatment of certain Claims as Statutorily Subordinated Claims (Class 8) and provides for the Bankruptcy Court to retain jurisdiction to hear and determine requests to reclassify any Claim as a Statutorily Subordinated Claim subsequent to the Effective Date.  Class 8 Claims are impaired under the Plan and holders of Class 8 Claims will not receive any distributions on account of their Claims.  Accordingly, in the event a tribunal with appropriate jurisdiction imposes liability against any Debtor under the proposed Plan on account of any Claim subsequent to the Effective Date, the Debtors would have the right to commence a proceeding before the Bankruptcy Court to subordinate such Claim under section 510(b)(50) of the Bankruptcy Code to the extent such Claim is subject to subordination under such section, and with the approval of the Bankruptcy Court, to classify and treat the Claim as a Class 8 Claim.

The JOLs for Bancredit Cayman have commenced an adversary proceeding against Tricom, and following the commencement of the Chapter 11 Cases, certain parties in interest may assert Claims or causes of action against the Debtors which the Debtors anticipate they would dispute.  See Section VI.G, “Certain Risk Factors Affecting Debtors—Litigation Against the Debtors and Contingent Claims.”  Although the Debtors believe they have and would have valid defenses to any such Claims or causes of action, there can be no assurance that the Debtors would prevail in any litigation involving such Claims or causes of action.  Certain of such Claims, whether or not ultimately Allowed, may be subject to subordination under section 510(b) of the Bankruptcy Code and classified as Statutorily Subordinated Claims (Class 8) under the Plan; however, there can be no assurance that the Debtors would be able to successfully reclassify any such Claim as a Class 8 Claim after the Effective Date.  To the extent any very significant Claim disputed by the Debtors ultimately becomes an Allowed General Unsecured Claim (Class 7) and such Claim is not otherwise subject to reclassification as a Statutorily Subordinated Claim (Class 8), the Debtors may be unable to demonstrate that the Plan is feasible.  To the extent such a claim becomes an Allowed Unsecured Financial Claim (Class 6), the holders of Class 6 Claims who are parties to the Plan Support and Lock-Up Agreement may assert that they are no longer bound to support the Plan, with the result that the Debtors may lack sufficient votes to confirm the Plan.

In addition, subsequent to the Effective Date, and notwithstanding any reservation of jurisdiction provided for under the Plan or in the Confirmation Order, the Bankruptcy Court, as well as any other Federal Court, may determine it lacks jurisdiction to hear and consider a proceeding to statutorily subordinate a claim under section 510(b) of the Bankruptcy Code or may decline to consider such proceedings.

(50) Section 510(b) of the Bankruptcy Code provides in pertinent part:

(b)  For the purpose of distribution under this title, a claim arising from rescission of a purchase or sale of a security of the debtor or of an affiliate of the debtor, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution allowed under section 502 on account of such a claim, shall be subordinated to all claims or interests that are senior to or equal the claim or interest represented by such security, except that if such security is common stock, such claim has the same priority as common stock.

Certain Claims may also be subject to subordination under 510(c) of the Bankruptcy Code; however, there can be no assurance that any such action to equitably subordinate such Claim would be successful, and even if successful, the scope of relief granted in such action.(51)

b.             Potential for Duplicate Claims

A portion of the Debtors’ payment obligations have been subject to one or more transfers or re-documentation both with respect to third parties and Affiliates and former Affiliates of the Debtors.  The Debtors are not currently aware of any Claim which has been asserted against the Debtors by more than one claimant.  However, there can be no assurance that multiple Claims relating to the identical underlying liability will not be asserted against the Debtors arising from, among other circumstances, alleged defects in the transfer documentation, lack of required consents or failure to obtain appropriate approvals.  Such risk may exist in connection with certain transfers of debt between affiliates of the Debtors.  See Section II.A.4, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—Tricom Liquidity Issues.”

7.             Creditor Challenge to Allowance of Prepetition Date Interest

The debts underlying the Unsecured Financial Claims bear interest at various and, in some cases, widely divergent interest rates.  During the course of the negotiations of the Plan Support and Lock-Up Agreement and the Term Sheet, certain holders of the Unsecured Financial Claims, either (i) advanced the position that the Debtors should cease accruing interest on their unsecured debts so as to maintain the status quo among creditors whose investments bear interest at various rates or (ii) were under the mistaken belief that interest had ceased accruing on those Claims as a result of the Debtors’ default on the obligations underlying such Claims in 2003.  However, neither the Debtors nor any of the holders of the Debtors’ unsecured debts ever agreed to cease the accrual of interest on the Debtors’ unsecured debts, and there is no United States or Dominican law which would have prevented the accrual of interest during the relevant time period.  The parties to the Plan Support and Lock-Up Agreement, including the Supporting Creditors, have agreed that the interest to be accrued on the Unsecured Financial Claims as of the Petition Date, shall be by reference to the underlying contract or non-default rate, as applicable.  There can be no assurance that certain holders of Unsecured Financial Claims, other than the Supporting Creditors, would not oppose confirmation of the Plan and/or the amount of certain of the Allowed Unsecured Financial Claims to be treated under the Plan on the basis that (i) the Debtors agreed to cease the accrual of interest on the Unsecured Financial Claims, or (ii) they are entitled to interest on their Claims in an amount greater than that which the Debtors have

(51) Section 510(c) provides that, notwithstanding sections 510(a) and (b), after notice and a hearing, the court may—

(1) under principles of equitable subordination, subordinate for purposes of distribution all or part of an allowed claim to all or part of another allowed claim or all or part of an allowed interest to all or part of another allowed interest; or

(2) order that any lien securing such a subordinated claim be transferred to the estate.

determined.  The Debtors believe they would have meritorious defenses to such allegations, but there can be no assurance that the Debtors would prevail.  Such opposition may also prolong the Plan confirmation process and as a result, delay the occurrence of the Effective Date.

B.                                    Involuntary Bankruptcy

The Debtors have defaulted on approximately $413.2 million of principal amount of Unsecured Financial Claims, including $200 million of the 11 3/8% Notes.  Although creditors holding approximately 72% of the principal amount of the Unsecured Financial Claims are parties to the Plan Support and Lock-Up Agreement, creditors of the Debtors who are not parties to the Plan Support and Lock-Up Agreement have the right to file an involuntary bankruptcy petition against one or more of the Debtors in the Bankruptcy Court in advance of the commencement of the voluntary chapter 11 Cases contemplated by the Plan.  Although the Debtors would have the right under the Bankruptcy Code to convert any involuntary bankruptcy case to a voluntary case under Chapter 11 the Bankruptcy Code, there can be no assurance that any plan of reorganization confirmed in such proceedings would be as favorable to holders of Claims as the treatment provided for under the Plan.  See Section X, “Alternatives to Confirmation and Consummation of the Plan of Reorganization.”

Alternatively, the Debtors may become subject to bankruptcy proceedings in the Dominican Republic.  The bankruptcy laws of the Dominican Republic are significantly different from, and are much less developed than, those of the United States.  There have been very few bankruptcy proceedings in the Dominican Republic and none has involved an entity with operations as significant or a capital structure as complex as the Debtors.  Except for a mandatory amicable settlement process, Dominican bankruptcy law does not provide for a reorganization process for debtors or for an automatic stay on collection or foreclosure efforts by secured creditors.

Unless creditors’ claims are resolved in a mandatory amicable settlement process referred to above or in negotiations among creditors and the debtor, Dominican law provides only for the liquidation of a debtor’s business and distribution of the proceeds in the following order:

(1)           judicial costs of the bankruptcy;

(2)           alimony payments allocated to the debtor and the debtor’s family;

(3)           general privileged creditors (including the State, employees, attorney’s fees, notary’s fees and suppliers);

(4)           special privileged creditors;(52)

(52) Creditors with a legal privilege over specific personal property of the debtor are the following, according to Article 2102 of the Civil Code, as amended by Article 550 of the Commercial Code:

(i) The owner of real property rented to the industrial or commercial establishments of the debtor, for the payment of owed rent, over the personal property of the debtor contained in the establishment (Art. 550 C.Com.);

(ii) Expenses for the preservation of assets over such assets;

(iii) Accommodation establishments for the payment of their services over the property of the guest;

(iv) Expenses for the transport of assets over such assets; and

(5)           secured creditors;(53) and

(6)           unsecured creditors.

Mandatory amicable settlement and liquidation proceedings may be time consuming and subject to significant delays.  The Debtors’ business and market position would likely be adversely and significantly affected by the proceedings and the adverse publicity that would accompany it.

C.                                    Certain Dominican Legal and Regulatory Issues

1.             Inability to Obtain Shareholder Approval to Commence the Chapter 11 Cases

Under Tricom’s bylaws, the holders of two-thirds of the votes entitled to be cast at a shareholders’ meeting are required to approve the filing of a voluntary bankruptcy petition.  Although the Existing Tricom Equity Interests will be reduced to a de minimis amount with a de minimis value through dilution under the Plan, the consent of Tricom’s principal shareholders, namely, the GFN Affiliated Shareholders and Motorola, is necessary to authorize the filing of the Chapter 11 Cases.  Although Tricom anticipates that the GFN Affiliated Shareholders and Motorola will vote their shares to approve the filing of the pre-packaged bankruptcy contemplated by the Plan, there can be no assurance that sufficient shareholder votes will be obtained.

2.             Challenge to the Accordion Transactions

The Debtors have been advised by their Dominican counsel that other Dominican companies have used accordion transactions similar to the Accordion Transactions described in Section IV.G.4, “Plan of Reorganization—Means of Implementation of the Plan—Dominican Corporate Actions”.  The Debtors believe that the Accordion Transactions contemplated under the Plan are allowed under Dominican law.  The Debtors, however, are not aware of any judicial decisions affirming the validity of such types of transactions.  Accordingly, given the absence of judicial precedent, there can be no assurance that Accordion Transactions would withstand challenges in a Dominican Court by disaffected shareholders or other parties in interest.

(v) Claims against public officers for offences committed during their office over the bonds they may have provided.

Creditors with a legal privilege over specific real property of the debtor are the following, as resulting from Article 2103 of the Civil Code:

(a)           The seller of real property for the payment of the price;

(b)           The lenders of the purchase price of real property for the payment of the loan;

(c)           Heirs over real property of the deceased for the payment of their part of the inheritance; and

(d)                                 Architects, engineers and contractors who have worked on the construction or repair of buildings for the payment of their services, as well as those who have advanced the funds for the payment of workers.

(53)  For personal property, special privileged creditors have priority over secured creditors, and the ranking among contractual liens over the same asset depends on the date of registration.      For real property, the priority among the different types of special privileged creditors and secured creditors depends solely on the date of registration.

3.             Failure to Obtain Indotel Approval

Tricom and TCN provide telecommunication services under various concessions granted by the Dominican government.  See Section I.D.2, “Description of the Business—Regulation—Concession Agreement/Licenses.”  The Dominican Republic’s Regulations for Concessions, Registrations and Licenses for the Provision of Telecommunications Services (the “Telecommunications Regulations”) provides that in order for any entity that holds a telecommunications concession or license from Indotel to maintain such telecommunications concession or license following a change in control, prior approval by Indotel is required.  The Plan provides for Reorganized Tricom and Reorganized TCN to become wholly-owned and indirect wholly-owned subsidiaries of Holding Company, respectively.  As such, the change in control of Tricom, and consequently the indirect transfer of control of TCN, contemplated by the Plan requires the prior approval of Indotel.

Following the commencement of the solicitation of votes on the Plan, Tricom and TCN will initiate the process of obtaining Indotel approval for the change in control of Tricom to Holding Company.  The Debtors have been advised by their Dominican counsel that the approval process will likely take between three and four months.  Even though Indotel has established applicable time periods for the phases of the change of control approval process, under Dominican law there is no fixed time period for the entire process, hence, the approval process may take more or less than three to four months and may take substantially longer.  In addition, the criteria upon which Indotel will review the change in control are set forth in the Telecommunications Regulations; however, they are somewhat general and refer to the technical qualifications and financial capabilities of the applicant.  Although the Debtors are confident that Indotel will grant the necessary approval, no assurances can be given that such approval will be granted or, if granted, the date on which Indotel approval will be obtained.

The Telecommunications Regulations require that Tricom furnish public notice of the proposed change in control to be effected by the Plan, and parties in interest, including the Central Bank and the Debtors’ competitors, may appear before Indotel to contest approval of the change in control.  There can be no assurance that parties in interest will not oppose the change in control.

4.             Tripartite Agreement

It is the Debtors’ understanding that GFN, S.A. pledged to the Central Bank certain of its shares in certain of its affiliates, including Tricom, under the Tripartite Agreement.  See Section II.A.5, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—Dominican Republic Banking and Liquidity Crises of 2003.”  Although Tricom is not a party to the Tripartite Agreement and has no independent records of any amounts purportedly advanced by the Central Bank thereunder, a report written by D.S. Consulting under a Central Bank contract, which report was published by the electronic newspaper Clave Digital in February 2006, states that the Central Bank advanced, either directly or indirectly, RD$20,480,000 to Tricom and RD$94,006,000 to TCN, respectively, during July and August 2003, in connection with the Tripartite Agreement.

The Debtors believe that the Plan and Confirmation Order will properly authorize the taking of all actions necessary to implement the Plan including, but not limited to, the Restructuring Dilution Transactions and issuance of the new Tricom Stock to Holding Company.  However, no assurance can be given that the Central Bank will not take the position that the commencement of the Chapter 11 Cases, the corporate actions necessary to the capitalization of Holding Company, the Accordion Transactions, the issuance of new Tricom Stock to Holding Company or the consummation of the Plan contravenes the terms of the Tripartite Agreement.  If any such contrary position is taken, the Debtors are unable to predict the form of opposition the Central Bank may interpose, the forum in which it would be asserted or the likelihood that it will be successful.  Likewise, no assurance can be given that the Central Bank will not file or assert claims against Tricom or TCN in the Chapter 11 Cases or in another forum.  If brought, the Debtors are unable to predict whether the assertion of such claims would result in liability on the part of the Debtors.  In the event of the allowance of any significant Allowed Claim on the part of the Central Bank in the Chapter 11 Cases, the Debtors may be unable to demonstrate that the Plan is feasible.  See Section VIII.B.1.d, “Confirmation of the Plan of Reorganization—Requirements for Confirmation of the Plan—Requirements of Section 1129(a) of the Bankruptcy Code—Feasibility.”

5.             Dominican Risk Factors

(i)            Risk Associated with Emerging Markets and the Dominican Economy

There are certain risks generally related to emerging markets that may affect the Debtors’ performance, including currency risk and political risk.

(ii)           Increased Tax Rates

The Dominican government has in the past changed tax rates and created new taxes, as well as modified the system of taxation with some frequency.  In addition, no assurances can be given that the Dominican government would not impose taxes related to the telecommunications industry that may affect the financial performance of the Debtors.

(iii)          Legal System

Laws governing telecommunications, the rights of investors and creditors, customer protection, and other laws in the Dominican Republic are generally less developed than those in the United States and may be less protective of the rights and interests of foreign investors and owners of property in general.  In addition, in the Dominican Republic, creditors could experience significant legal difficulties, impediments and delays in taking possession of, or otherwise in enforcing its rights with respect to collateral.  Thus, it may be more difficult for Creditors to pursue claims or obtain effective enforcement of their rights by legal or arbitration proceedings.

Poverty, social unrest and shortages of basic services in the Dominican Republic could affect the use of telecommunications services, which would decrease the Debtors’ revenue.  The Dominican Republic has widespread poverty.  The country has experienced riots from time to time, partly as a result of price increases and shortages of water and electricity.  Increases in poverty levels, heightened social unrest or the shortage of basic services could adversely affect the use of telecommunications services.

D.                                    Capital Expenditures

As a result of their worsening financial condition, from 2003 through 2007, the Debtors significantly reduced their capital expenditures.  See Section I.E.2, “Description of the Business—Current Operations—Property, Plant and Equipment.”  The levels of capital expenditure during this time frame were not sufficient to allow the Debtors to upgrade or even maintain their network infrastructure.  Following their emergence from the Chapter 11 Cases, the Debtors expect that they will require substantial capital expenditures for several of their business segments to maintain their facilities and to remain competitive.  There can be no assurance the Debtors will have the ability to finance such capital expenditures or make such capital expenditures from their future cash flows.

E.                                      Factors Affecting the Value of the Securities to be Issued Under the Plan

1.             Capital Requirements

The business of the Reorganized Debtors is expected to have substantial capital expenditure needs.  The Reorganized Debtors’ ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions.

2.             New Management

Upon the Effective Date of the Plan, the Debtors will have new directors and are expected to be managed by a new management team that may not presently work for the Debtors and may have limited recent involvement with the Debtors.  No assurance can be given that the Reorganized Debtors’ or Holding Company’s respective new management teams or management structures will be successful.

3.             Variances from Projections

The fundamental premise of the Plan is the capitalization and realization of the Debtors’ business plan, as reflected in the Projections contained in this Disclosure Statement.  The Projections reflect numerous assumptions concerning the anticipated future performance of the Reorganized Debtors, some of which may not materialize.  Such assumptions include, among other items, assumptions concerning the general economy, the ability to make necessary capital expenditures, the ability to establish market strength, consumer purchasing trends and preferences, and the ability to stabilize and grow the Debtors’ sales base and control future operating expenses.  The Debtors believe that the assumptions underlying the Projections are reasonable.  However, unanticipated events and circumstances occurring subsequent to the preparation of the Projections may affect the actual financial results of Reorganized Tricom.  Additionally, upon the Effective Date, Reorganized Tricom will have new directors and is expected to be operated by a new management team who may not utilize the same business plans that underlie these projections and who may not have the ability to successfully implement such business plans, which could have a material adverse impact on Reorganized Tricom’s results of operations and financial condition.  Therefore, the actual results achieved throughout the periods covered by the Projections necessarily will vary from the projected results, and such variations may be material and adverse.

Moreover, the estimated percentage recovery by holders of Allowed Unsecured Financial Claims is based upon Tricom’s estimate of the value of Holding Company Stock.  Because the market and economic conditions upon which such values are based are beyond the control of the Reorganized Debtors and Holding Company, the actual results achieved necessarily will vary from the estimate.  Such variations may be material and adverse.

4.             Disruption of Operations

The commencement and pendency of the Chapter 11 Cases could adversely affect the Debtors’ commercial relationships, as well as their ability to retain or attract high-quality employees.  In such event, weakened operating results may occur that could give rise to variances from the Debtors’ projections.  Although the Debtors believe that they have good relationships with their customers, there can be no assurance that such customers will continue to use their services after the commencement of the Chapter 11 Cases.  Especially with a U.S. bankruptcy of a Dominican company and the lack of familiarity of local creditors, vendors, and customers with the bankruptcy process, such impacts may be acute.

5.             Lack of Trading Market

Pursuant to the Plan, the existing Tricom Stock will be reduced to a de minimis amount with a de minimis value through dilution.  The Registration Rights Agreement will provide that, upon the occurrence of certain Triggering Events, Holding Company will register Holding Company Class A Stock under the Exchange Act and file a shelf registration statement under the Securities Act to permit resales of Holding Company Class A Stock.  In addition, the Holding Company will use its commercially reasonable efforts to cause the shares of Holding Company Class A Stock to be listed on a United States or foreign securities exchange or market.  See Section IV.F.2.e, “The Plan of Reorganization—Securities to be Issued Pursuant to the Plan—Securities Law Matters—Registration Rights Agreement.”

Whether or not Holding Company Stock is listed, no assurance can be given that a holder of Holding Company Stock will be able to sell such securities in the future or as to the price at which any sale may occur.  If a holder of Holding Company Stock is able to sell such securities in the future, the price of the securities could be higher or lower than the value ascribed to them in this Disclosure Statement, depending upon many factors, including prevailing interest rates, markets for similar securities, industry conditions and the performance of, and investor expectations for, the Reorganized Debtors.

6.             Dividend Policies

Holding Company does not anticipate that any dividends will be paid on Holding Company Stock in the foreseeable future.

A.                                    Certain Tax Matters

1.                                       Treatment of Interest on Unsecured Financial Claims

In or about 2004, the Debtors elected to allocate the interest accrued and to be accrued on the instruments underlying the Unsecured Financial Claims to Tricom USA, which is a guarantor of certain, but not all, of these obligations.  The Debtors’ tax advisors concluded that it was appropriate to not register such interest on Tricom’s books.  As of February 29, 2008, approximately US$123.4 million of accrued and unpaid interest and US$22 million in additional interest accrued on Tricom USA’s books that is not part of any Allowed Claim or otherwise treated under the Plan.  There can be no assurance, however, that the Internal Service (the “IRS”), another U.S. agency, or the Tax Authorities of the Dominican Republic (the “DGII”) would not seek to challenge this accrual.  To the extent such interest is allocated to Tricom, Tricom would be required to pay all requisite taxes on such interest and, it is possible, albeit unlikely, that Tricom could incur additional fines and penalties in the Dominican Republic.  However, the Debtors believe the incurrence of fees and penalties for not properly accruing the interest on Tricom’s books and records and making the withholding is unlikely based on certain research and communications with the DGII.

2.                                       Withholding on Payment of Advisor Fees

Article 305 of the Dominican Tax Code requires that Dominican companies withhold and pay to the tax administration, 25% of all payments of Dominican source income made abroad, including fees paid to foreign service providers.  The Debtors’, the Ad Hoc Committee’s, and the Affiliated Creditors’ restructuring advisors, including financial and legal advisors, have been paid substantial fees in connection with the restructuring. Almost all of such fees have been paid by Tricom USA, a Delaware entity.  Tricom and its tax advisors believe that it has no tax withholding obligations related to the payment of fees by Tricom USA because, among other things, Tricom USA is a foreign entity paying foreign advisors and Tricom has not taken any tax deductions or credits related to such fee payments.  However, there is no assurance that the Dominican tax authorities would not take a contrary position and attempt to collect alleged withholding obligations related to the payment of the foreign advisors pursuant to their discretionary powers.

B.                                    Litigation Against the Debtors and Contingent Claims

1.                                       Claims Arising from the Placement and Other Claims

a.             The Bancredit Cayman Action.

As noted, in November 2007, the JOLs for Bancredit Cayman commenced the Bancredit Cayman Action by the filing of the Bancredit Cayman Complaint.  The Bancredit Cayman Complaint alleges that between December 2002 and August 2003, Bancredit Cayman transferred approximately $120 million to Tricom, including $70 million related to the Placement and an additional $50 million on account of which the Bancredit Cayman Complaint alleges Bancredit Cayman received no benefit.  Pursuant to the Bancredit Cayman Complaint, the JOLs seek to recover $120 million from Tricom, plus interest and attorneys fees.  As of the date hereof, the Debtors have received an extension of time to answer or otherwise respond to the Bancredit Cayman Complaint and have not yet answered or responded.(54)  See Section II.A.11.d, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—Related Party Events—Bancredit Cayman Liquidation and Litigation.”

The Debtors believe that the JOLs’ claims in the Bancredit Cayman Action are without merit and that the Debtors have viable defenses to such Claims.  Further, irrespective of the validity of the JOLs’ Claims alleged in the Bancredit Cayman Complaint, the Debtors believe that such Claims relating to the Placement necessarily arise out of the purchase and sale of Tricom Stock and would be subject to subordination under section 510(b) of the Bankruptcy Code and treatment as a Class 8 Claim (Statutorily Subordinated Claim) under the Plan.

b.             Other Potential Claims Arising out of the Placement

Debtors have received indications that the liquidator for Bancrédito Panama may also assert Claims in connection with the Placement that could equal or substantially exceed, in the aggregate, the $70 million of proceeds from the Placement.  At the present time, the Debtors are unable to determine either the probability of such Claims being asserted against them or the validity or amount of such Claims if asserted.  Moreover, as noted, any such Claims may be subject to subordination under section 510(b) of the Bankruptcy Code and classified and treated as Class 8 Claims (Statutorily Subordinated Claim) under the Plan.

The Debtors also believe that it is possible that other parties may assert claims arising out of the Placement. Nonetheless, the Debtors are not able to determine with any certainty who specifically might assert Claims, the precise nature of any Claims that may be asserted, the jurisdiction in which such Claims may be brought, the theories on which such Claims may be based, the validity of any such Claims, whether viable defenses would be available to such Claims and whether any judgment or award arising out of such Claims would be enforceable against the Debtors or their Assets.

The circumstances surrounding the Placement ultimately led to the appointment of the Special Committee and restatement of Tricom’s financial statements for the year ended December 31, 2002.  See Section II.A.10, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—2002 Private Placement Transaction, Special Committee Report and Restatement of 2002 Financial Statements.”  It is possible that further Claims may be asserted in connection with the restatement of the 2002 financial statements and the facts and circumstances giving rise to such restatement.  At the present time, the Debtors are unable to determine the possibility of such additional Claims being asserted against them or the validity or amount of such Claims.

54 In 2006, the JOLs of Bancredit Cayman have, in connection with the Bancredit Cayman Chapter 15 case pending in the Bankruptcy Court, served subpoenas upon, among other parties, Tricom, Tricom USA, and the Debtors’ independent auditor, Sotomayor & Associates LLP, seeking documents relating to the Placement.  Tricom, Tricom USA and Sotomayor & Associates LLP each interposed objections to such subpoenas.  To date, the JOLs have taken no further action in connection with such subpoenas.

2.                                       Grupo Economico Lawsuit

In April 2004, a suit was brought by certain holders of certificate of deposits and other instruments issued by Creditcard International, S.A., GFN, GFN International, and Bancredit Cayman seeking to impose joint and several liability against Tricom, TCN and the other co-defendants named in the suit (including, inter alia, the Central Bank, Banco Profesional, GFN and certain GFN affiliates, including Bancrédito Dominican Republic) for the amounts owed by Creditcard International, S.A., GFN, GFN International, and Bancredit Cayman to the plaintiffs.  The Second Courtroom of the Civil and Commercial Chamber of the Court of First Instance of the National District found in favor of the plaintiffs, and entered a judgment against certain defendants.  Tricom and certain of the other defendants named in the lawsuit were excluded from the trial court’s judgment.  The trial court further ruled that the Tripartite Agreement had to be honored and, as a result, certain of the co-defendants were found liable for the amount of US$156,000,000 with such amount to accrue interest at 1%.  This amount was subsequently reduced (upon a motion filed by the plaintiffs) to US$13,338,213.25 plus RD$5,489,543.32, but with no reduction in the interest accrued on such judgment.  The plaintiffs appealed the trial court’s decision to the Court of Appeals seeking, inter alia, the reinstatement of Tricom as a co-defendant.  On June 29, 2007, the Court of Appeals found against the plaintiffs on their appeal and denied their request to reinstate Tricom as a defendant.  In addition, the Court of Appeals further reduced the trial court’s award to the plaintiffs against certain defendants from US$13,502,080 to US$4,299,765, with interest to accrue at 14%.

As discussed in Section II.A.5, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Factors and Circumstances Leading to Reorganization—Dominican Republic Banking and Liquidity Crisis of 2003”, the Court of Appeals also invalidated Section 1(b) of the Tripartite Agreement, which purportedly provides that the sum of One Hundred Fifty-Six million US Dollars (US$156,000,000) regarding the portfolio marketed and placed through ACYVAL, and/or Bancrédito Dominican Republic constitutes a contingent obligation of the Central Bank. The Court of Appeals held that Article 1(b) violated Dominican law prohibiting the Central Bank from assuming financial obligations of third parties.  The Debtors believe that the invalidation of Article 1(b) could possibly result in the Central Bank asserting damages against certain entities, including Tricom, relating to sums advanced under the Tripartite Agreement.

On September 17, 2007, plaintiffs appealed the judgment rendered by the Court of Appeals to the Supreme Court.  Several defendants also appealed the Court of Appeals judgment to the Supreme Court.  Along with its appeal, one of the defendants, Banco Leon, also filed a suspension lawsuit, which stays the enforceability of the Court of Appeals’ judgment until the Supreme Court decides the suspension request.  Hearings on Banco Leon’s appeal have not yet been scheduled in the Supreme Court; therefore a decision is not likely to be rendered in the near term.  The Debtors believe it is unlikely that Tricom will be found liable in these proceedings.

H.                                    Other Pending Litigation or Demands Asserting Prepetition Liability

Except as disclosed in this Disclosure Statement or the exhibits hereto, as of the date of this Disclosure Statement, there are no pending demands or litigation asserting prepetition liability which the Debtors believe will have a material adverse effect upon the operations or financial position of the Debtors, the Reorganized Debtors or their subsidiaries, if determined unfavorably to the Debtors.

VII.

VOTING PROCEDURES AND REQUIREMENTS

A.                                    Voting Deadline

IT IS IMPORTANT THAT THE HOLDERS OF CLAIMS IN CLASS 3 (Credit Suisse Existing Secured Claims) AND CLASS 6 (Unsecured Financial Claims) TIMELY EXERCISE THEIR RIGHT TO VOTE TO ACCEPT OR REJECT THE PLAN.  All known holders of Credit Suisse Existing Secured Claims and Unsecured Financial Claims entitled to vote on the Plan have been sent a Ballot together with this Disclosure Statement.  Such holders should read the Ballot carefully and follow the instructions contained therein.  Please use only the Ballot that accompanies this Disclosure Statement.

The Debtors have engaged Kurtzman Carson Consultants LLC as their Voting Agent to assist in the transmission of voting materials and in the tabulation of votes with respect to the Plan.  The Altman Group, Inc., the Debtors’ Public Securities Voting Agent is assisting the Debtors with the transmission of voting materials and in the tabulation of votes with respect to the 11 3/8 % Senior Notes.  IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR VOTE MUST BE RECEIVED BY THE VOTING AGENT OR THE PUBLIC SECURITIES VOTING AGENT, AS APPROPRIATE, AT THE ADDRESS SET FORTH BELOW BEFORE THE VOTING DEADLINE OF 5:00 P.M., PACFIC  TIME, ON FEBRUARY 27, 2008.

IF YOU MUST RETURN YOUR BALLOT TO YOUR BANK, BROKER OR OTHER NOMINEE, OR TO THEIR AGENT, YOU MUST RETURN YOUR BALLOT TO THEM IN SUFFICIENT TIME FOR THEM TO PROCESS IT AND RETURN IT TO THE VOTING AGENT BEFORE THE VOTING DEADLINE.

IF A BALLOT IS DAMAGED OR LOST, YOU MAY CONTACT THE DEBTORS’ VOTING AGENT AT THE NUMBER SET FORTH BELOW.  ANY BALLOT THAT IS EXECUTED AND RETURNED BUT WHICH DOES NOT INDICATE AN ACCEPTANCE OR REJECTION OF THE PLAN OF REORGANIZATION WILL BE COUNTED AS A VOTE TO ACCEPT THE PLAN.

IF YOU HAVE ANY QUESTIONS CONCERNING VOTING PROCEDURES, YOU MAY CONTACT THE VOTING AGENT OR THE PUBLIC SECURITIES AGENT, AS APPROPRIATE, AT:

TRICOM BALLOT PROCESSING
C/O KURTZMAN CARSON CONSULTANTS LLC
2335 ALASKA AVENUE
EL SEGUNDO, CA 90245
Tel.: (866) 381-9100

TRICOM BALLOT PROCESSING

C/O THE ALTMAN GROUP, INC.

60 EAST 42ND ST., SUITE 405,

NEW YORK, NY 10165

TELEPHONE:  (212) 681-9600

Additional copies of this Disclosure Statement are available upon request made to the Voting Agent, at the address set forth immediately above.

B.                                    Holders of Claims Entitled to Vote

Class 3 and Class 6 (Credit Suisse Existing Secured Claims and Unsecured Financial Claims) are the only classes of Claims and Equity Interests under the Plan that are impaired and entitled to vote to accept or reject the Plan.  Each holder in Class 3 and Class 6 (Credit Suisse Existing Secured Claims and Unsecured Financial Claims) as of January 18, 2008 (the record date established by the Debtors for purposes of this solicitation) may vote to accept or reject the Plan.

C.                                    Vote Required for Acceptance by a Class

Under the Bankruptcy Code, acceptance of a plan of reorganization by a class of claims occurs when holders of at least two-thirds in dollar amount and more than one half in number of the allowed claims of that class that cast ballots for acceptance or rejection of the plan of reorganization vote to accept the plan.  Thus, acceptance of the Plan by Class 3 and Class 6 (Credit Suisse Existing Secured Claims and Unsecured Financial Claims) will occur only if at least two-thirds in dollar amount and a majority in number of the holders of Claims in each of Class 3 and Class 6, respectively, cast their Ballots vote in favor of acceptance.  As noted, the Debtors have entered into the Plan Support and Lock-Up Agreement with among others (i) certain members of the Ad Hoc Committee who collectively beneficially own approximately 72% of the principal amount of the Unsecured Financial Claims, including the Affiliated Creditors, and (ii) the holders of Credit Suisse Existing Secured Claims.  See Section II.C, “Key Events Leading to the Solicitation and Decision to Commence Voluntary Chapter 11 Reorganization Cases—Formation of Ad Hoc Committee and Negotiations with Creditors.”  Pursuant to the terms and conditions of the Plan Support and Lock-Up Agreement, each such holder noted above has agreed to vote to accept the Plan.

A vote may be disregarded if the Bankruptcy Court determines, after notice a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

D.                                    Voting Procedures

1.                                       Holders of Class 3 and Class 6 Claims

All record holders of Class 3 and Class 6 (Credit Suisse Existing Secured Claims and Unsecured Financial Claims) should complete the enclosed Ballot and return it to the Voting

Agent or the Public Securities Voting Agent, as appropriate, so that it is received by the Voting Agent or the Public Securities Voting Agent before the Voting Deadline.

All record holders of Class 3 and Class 6 Claims that have returned Ballots will be deemed to have consented to the releases provided in Article 7.24 of the Plan, unless such holder affirmatively elects in the Ballot not to grant such release.

2.                                       Withdrawal of Ballot or Master Ballot

Any voter that has delivered a valid Ballot or Master Ballot may withdraw its vote by delivering a written notice of withdrawal to the Voting Agent or the Public Securities voting agent, as appropriate, before the Voting Deadline.  To be valid, the notice of withdrawal must (a) be signed by the party who signed the Ballot or Master Ballot to be revoked and (b) be received by the Voting Agent or the Public Securities Agent, as appropriate, before the Voting Deadline.  The Debtors may contest the validity of any withdrawals.

Any holder that has delivered a valid Ballot or Master Ballot may change its vote by delivering to the Voting Agent a properly completed subsequent Ballot or Master Ballot so as to be received before the Voting Deadline.  In the case where more than one timely, properly completed Ballot or Master Ballot is received, only the Ballot or Master Ballot that bears the latest date will be counted.

VIII.

CONFIRMATION OF THE PLAN OF REORGANIZATION

A.                                    Confirmation Hearing

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after appropriate notice, to hold a hearing on confirmation of a plan of reorganization.  As promptly as practicable after the commencement by the Debtors of the Chapter 11 Cases, the Debtors will request the Bankruptcy Court to schedule the Confirmation Hearing.  Notice of the Confirmation Hearing will be provided to all creditors and equity holders or their representatives.  The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the confirmation hearing or any subsequent adjourned Confirmation Hearing.

Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan of reorganization.  Any objection to confirmation of the Plan must be in writing, must conform to the Bankruptcy Rules, must set forth the name of the objector, the nature and amount of claims or interests held or asserted by the objector against a Debtors’ Estate or property, the basis for the objection and the specific grounds therefore, and must be filed with the Bankruptcy Court, with a copy to Chambers, together with proof of service thereof, and served upon (i) Morrison & Foerster LLP, Attorneys for the Debtors, 1290 Avenue of the Americas, New York, New York 10104, Attention:  Larren M. Nashelsky, Esq.; (ii) White & Case LLP, Attorneys for the Affiliated Creditors, 200 South Biscayne Boulevard, Suite 400, Miami, Florida 33131, Attention:  John Cunningham, Esq.; and (iii) Manatt, Phelps & Phillips LLP, Attorneys for the Ad Hoc Committee, 11355 West Olympic Boulevard, Los

Angeles, California 90064, Attention:  Alan Feld, Esq., so as to be received no later than the date and time designated in the notice of the confirmation hearing.

Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.  UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

B.                                    Requirements for Confirmation of the Plan

1.                                       Requirements of Section 1129(a) of the Bankruptcy Code

a.             General Requirements

At the confirmation hearing, the Bankruptcy Court will determine whether the following confirmation requirements specified in section 1129 of the Bankruptcy Code have been satisfied:

(1)           The Plan complies with the applicable provisions of the Bankruptcy Code.

(2)           The Debtors have complied with the applicable provisions of the Bankruptcy Code.

(3)           The Plan has been proposed in good faith and not by any means proscribed by law.

(4)           Any payment made or promised by the Debtors or by a Person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been disclosed to the Bankruptcy Court, and any such payment made before confirmation of the Plan is reasonable, or if such payment is to be fixed after confirmation of the Plan, such payment is subject to the approval of the Bankruptcy Court as reasonable.

(5)           The Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director or officer of each Debtor and Holding Company, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy, and the Debtors have disclosed the identity of any insider that will be employed or retained by the Debtors, and the nature of any compensation for such insider.

(6)           Any governmental regulatory commission with jurisdiction, after confirmation of the Plan, over the rates of the Debtors has approved any rate change provided for in the Plan, or such rate change is expressly conditioned on such approval.

(7)           With respect to each class of claims or equity interests, each holder of an impaired claim or impaired equity interest either has accepted the Plan or will receive or retain under the Plan on account of such holder’s claim or equity interest, property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the

Debtors were liquidated on the Effective Date under chapter 7 of the Bankruptcy Code.  (See discussion of “Best Interests Test” below.)

(8)           Except to the extent that the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (discussed below), each class of claims or equity interests has either accepted the Plan or is not impaired under the Plan.

(9)           Except to the extent that the holder of a particular claim has agreed to a different treatment of such claim, the Plan provides that Administrative Claims and Priority Claims will be paid in full on the Effective Date and that Tax Claims will receive on account of such claims deferred Cash payments, over a period not exceeding five years from the Petition Date, of a value, as of the Effective Date, equal to the allowed amount of such claims.

(10)         At least one class of impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a claim in such class.

(11)         Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan.  (See discussion of “Feasibility” below.)

(12)         All fees payable under section 1930 of title 28, as determined by the court at the hearing on confirmation of the Plan, have been paid or the plan provides for the payment of all such fees on the effective date of the plan.

(13)         The Plan provides for the continuation after the Effective Date of payment of all Retiree Benefits (as defined in section 1114 of the Bankruptcy Code), at the level established pursuant to subsection 1114(e)(1)(B) or 1114(g) of the Bankruptcy Code at any time prior to confirmation of the Plan, for the duration of the period the Debtors have obligated themselves to provide such benefits.

b.             Best Interests Test

As described above, the Bankruptcy Code requires that each holder of an impaired Claim or Equity Interest either (a) accepts the Plan of reorganization or (b) receives or retains under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date.

The first step in meeting this test is to determine the dollar amount that would be generated from the liquidation of the Debtors’ assets and properties in the context of a chapter 7 liquidation case.  The gross amount of Cash available would be the sum of the proceeds from the disposition of the Debtors’ assets and the Cash held by the Debtors at the time of the commencement of the chapter 7 case.  The next step, however, is to reduce that total by the amount of any claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of the Debtors’ business and the use of chapter 7 for the purposes of liquidation.  Any remaining net

Cash would be allocated to creditors and shareholders in strict priority in accordance with section 726 of the Bankruptcy Code (see discussion below).  Finally, the present value of such allocations (taking into account the time necessary to accomplish the liquidation) is compared to the value of the property that is proposed to be distributed under the Plan on the Effective Date.

The Debtors’ costs of liquidation under chapter 7 would include the fees payable to a chapter 7 trustee in bankruptcy, as well as those that might be payable to attorneys and other professionals that such a trustee may engage, plus any unpaid expenses incurred by the Debtors during the Chapter 11 Cases and allowed in the chapter 7 cases, such as compensation for attorneys, financial advisors, appraisers, accountants and other professionals, and costs and expenses of members of any statutory committee of unsecured creditors appointed by the United States Trustee pursuant to section 1102 of the Bankruptcy Code and any other committee so appointed.  Moreover, additional Claims would arise by reason of the breach or rejection of obligations incurred and executory contracts or leases entered into by the Debtors both prior to, and during the pendency of, the Chapter 11 Cases.

The foregoing types of Claims, costs, expenses, fees and such other Claims that may arise in a liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay pre-chapter 11 priority and unsecured claims.  Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors are paid in full, with interest, and no equity holder receives any distribution until all creditors are paid in full, with interest.

After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a chapter 11 case, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail and (iii) substantial increases in claims which would be satisfied on a priority basis, the Debtors have determined that confirmation of the Plan will provide each creditor and equity holder with a recovery that is not less than it would receive pursuant to a liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

Moreover, the Debtors believe that the value of any distributions from the liquidation proceeds to each class of allowed Claims in a chapter 7 case would be the same or less than the value of distributions under the Plan because such distributions in a chapter 7 case may not occur for a substantial period of time.  In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to resolve the claims and prepare for distributions.  In the event litigation were necessary to resolve claims asserted in the chapter 7 case, the delay could be further prolonged and administrative expenses further increased.

The Debtors’ liquidation analysis is an estimate of the proceeds that may be generated as a result of a hypothetical chapter 7 liquidation of the assets of the Debtors.  The analysis is based upon a number of significant assumptions which are described.  The liquidation analysis does not purport to be a valuation of the Debtors’ assets and is not necessarily indicative of the values that may be realized in an actual liquidation.

c.             Liquidation Analysis

The Debtors’ chapter 7 liquidation analysis and assumptions are set forth below (the “Liquidation Analysis”).  Section 1129(a)(7) of the Bankruptcy Code requires that each holder of an impaired Allowed Claim or Equity Interest either (a) accept the plan of reorganization or (b) receive or retain under such plan property of a value, as of the consummation date of the plan, that is not less than the value such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date of the Plan.

The purpose of the Liquidation Analysis that follows is to provide information in order for the Bankruptcy Court to determine that the Plan satisfies this requirement.  The Liquidation Analysis was prepared to assist the Bankruptcy Court in making this determination and should not be used for any other purpose.

The following presents the general assumptions that were used in preparing the Liquidation Analysis assuming a chapter 7 case in which a chapter 7 trustee is charged with reducing to cash any and all assets of the Debtors and making distributions to the holders of Allowed Claims and Equity Interests in accordance with the distributive provisions of section 726 of the Bankruptcy Code.

Conversion of the Debtors’ cases to cases under chapter 7 of the Bankruptcy Code would likely result in additional costs to the estates.  Costs of liquidation under chapter 7 of the Bankruptcy Code would include the compensation of a trustee as well as professionals retained by the trustee, asset disposition expenses (including broker fees and other commissions), personnel costs, and costs and expenses associated with preserving and protecting the Debtors’ assets during the liquidation period.

The Liquidation Analysis is limited to presenting information provided by management and does not include an independent evaluation of the underlying assumptions.  The Liquidation Analysis has not been examined or reviewed by independent accountants in accordance with standards promulgated by the American Institute of Certified Public Accountants.  The estimates and assumptions, although considered reasonable by management, are inherently subject to significant uncertainties and contingencies beyond the control of management.  Accordingly, there can be no assurance that the results shown would be realized if the Debtors were liquidated, and actual results in such case could vary materially from those presented.  If actual results are different from those shown, or if the assumptions used in formulating the Liquidation Analysis were not realized, then distributions to and recoveries by holders of Allowed Claims and Equity Interests would be materially affected.

In addition, the actual amounts of Claims against the Debtors’ estates could vary significantly from estimated amounts depending upon the Claims asserted during the pendency of the chapter 7 case, by reason of, among other things, the breach or rejection of executory contracts and leases.  The Liquidation Analysis does not include liabilities that may arise as a result of litigation, certain new tax assessments, or other potential Claims.  The Liquidation Analysis also does not include recoveries from potential avoidance actions.  For the foregoing reasons and others, the Liquidation Analysis is not necessarily indicative of the values that may be realized in an actual liquidation, which values could vary materially from the estimates provided herein.

The Liquidation Analysis, which was prepared by the Debtors in consultation with their financial and legal advisers, is based upon a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and management.  The Liquidation Analysis is based upon assumptions with regard to liquidation decisions that would be made by the trustee (not management) and that are subject to change.  Accordingly, there can be no assurance that the values reflected in the Liquidation Analysis would be realized by the Debtors were they, in fact, to undergo such a liquidation.

General Assumptions

(1)           The Liquidation Analysis is based upon an estimate of the proceeds that would be realized by the Debtors in the event that the Debtors’ assets are liquidated under chapter 7 of the Bankruptcy Code.  The Liquidation Analysis is based upon projected balance sheets as of June 30, 2008.  Management of the Debtors does not believe that historical information or future projected information would vary significantly.  However, this analysis is subject to change as a result of any changes in the Debtors’ operations.

(2)           The chapter 7 liquidation period is assumed to be 8 to 12 months following the appointment or election of a chapter 7 trustee.  The collection of receivables and the marketing and sale of property, plant and equipment are assumed to be completed by the end of the fourth month.  It is assumed that services would be provided to the Debtors’ customers only during the first 30 to 45 days during the liquidation period and the wind-down of business operations of the Debtors will occur during the three months after all service is discontinued.  The wind-down costs have been estimated by the Debtors’ management and any deviation from this assumed period could have a material impact on the wind-down costs, the amount of administrative claims, proceeds from asset sales and the ultimate recovery to the creditors of the Debtors’ estates.

(3)           All distributions will be made as and when proceeds from the disposition of assets and collection of receivables are received; however, the projected recoveries have not been discounted to reflect the present value of any distributions.

(4)           The Claim amounts reflected in the Liquidation Analysis were estimated based on the Debtors’ projected balance sheets as of June 30, 2008 and estimates of Claims that would arise in the event the Debtors’ cases were converted to cases under chapter 7 of the Bankruptcy Code.  The actual amount of Claims allowed may change as a result of the resolution of various disputed, contingent, or unliquidated Claims that have been or may be filed with the Bankruptcy Court.

(5)           Management believes that it is unlikely that material taxable gains would be triggered through a liquidation of the Debtors’ assets.  However, if for some reason there were to be a taxable gain from the liquidation of the Debtors’ assets, any realized gains could be offset by the Debtors’ current pretax losses and/or net operating loss carryforwards with minimal tax liability resulting.

(6)           The values reflected in the Liquidation Analysis are based on the assumption that the Debtors pursue a liquidation strategy and, if possible, distressed sales under chapter 7 of the Bankruptcy Code.  As a result, the values reflected in the Liquidation Analysis are not indicative of the values that might be received were the Debtors to sell any of their businesses as going concerns in a formal business sale transaction.

Notes to Liquidation Analysis

The notes below identify and describe the significant assumptions that are incorporated in the Liquidation Analysis:

(1)                                  The Debtors’ estimated Cash and Cash Equivalents as June 30, 2008 is approximately $10 million.  In liquidation, the estimated recovery on the balance of Cash and Cash Equivalents is 100%.

(2)                                  Cash Reserved for Banco del Progreso Existing Secured Debt is the cash reserved to pay the Banco del Progreso Existing Secured Debt which matured in September 2007 (See Item #15 below).

(3)                                  The Debtors’ accounts receivables are primarily amounts owed by their customers.  The Debtors’ management believes that liquidation would have a significant impact on collections of accounts receivables.  An estimated recovery percentage has been assigned to each category of receivable.  The estimated recovery percentage on receivables is approximately 29% to 52%.

(4)                                  Inventories consist primarily of new and refurbished wireless handsets, accessories, and cable boxes.  The estimated recovery percentage on inventories is between 9% and 25%.

(5)                                  Prepaid Expenses and Other Current Assets consist primarily of prepaid insurance and prepaid taxes in the Dominican Republic and United States.  The estimated recovery of these assets reflects an estimated recovery percentage of 100% on prepaid Dominican Republic sales tax as an offset against payable taxes and 100% on prepaid insurance.

(6)                                  Property and Equipment consist primarily of land and buildings, cell site and switching equipment, a network comprising optical, copper and coaxial facilities, submarine cables, leasehold improvements, hardware and software, furniture, office equipment, and vehicles.  The recoveries for telecommunications equipment were based on management’s resale value estimates for those that can be sold to third parties and the “liquidation” value estimates for the rest and ranged from $15.1 million to $21.6 million and the recovery of buildings is estimated to be between $17.3 million to $24.7 million. The recoveries for office equipment and furniture are estimated to be 7% to 10% of gross value and the recovery for vehicles is estimated to be 6% to 10% of gross value. The estimated recovery values for the assets of TCN are considered separately as a potential distressed sale in order to maximize recovery value in a chapter 7 liquidation context.

(7)                                  Other Assets include restructuring fee retainers, deferred taxes and charges, intangibles, various supplier deposits, cash held by embargos in Tricom’s bank accounts, and equipment held for investment.  No recovery is estimated from the liquidation of deferred taxes and charges, intangibles, and equipment held for investment.  The estimated recoveries for the various supplier deposits and cash held by embargos are estimated to be between 60% and 80%.  The recovery for restructuring fee retainers is estimated at 100%.

(8)                                  Sale of TCN assumes that the estimated chapter 7 recovery for the cable entity ranges from a low estimate of the liquidation value (estimated at $2.2 million) of its assets to a high estimate representing the potential proceeds from its distressed sale of the business assets by the chapter 7 trustee to a third party (assuming a net transaction value of $36.4 million — representing a net per subscriber sale of $500.  This value also implies a 6x transaction /EBITDA multiple).  The sale of TCN is assumed to be completed within the context of a chapter 7 liquidation and assumes substantive consolidation of all debtor entities and their creditors (including those with TCN Claims).

(9)                                  Sale of Tricom’s Wireless Subscribers includes, on the high end estimate, the potential proceeds from a distressed sale of Tricom’s existing mobile subscribers to a competitor.  The net transaction value per subscriber is assumed at $40 for each prepaid customer and $100 per each postpaid customer, respectively.  Should a sale not materialize, there would be no recovery from the sale of Tricom’s wireless subscribers.

(10)                            Sale of WiMAX spectrum includes, on the high end estimate, the potential proceeds from a sale of Tricom’s rights to WiMAX spectrum.  Should a sale of these rights not materialize, there would be no recovery from Tricom’s current WiMAX spectrum.

(11)                            Wind-down expenses include operating costs and expenses associated with providing 30 to 45 days of service to customers before the final discontinuance of their service and the liquidation of assets thereafter. These expenses include certain field employee salaries, interconnection and access charges, building occupancy costs, legal and professional services, and insurance costs.  Also included is the severance payment to all Tricom employees as calculated by Dominican Republic labor laws.  Revenue collections for services provided during the final 30 to 45 days for domestic telephony, postpaid mobile and cable are estimated to be 15% to 25%.

(12)                            Trustee fees are projected to be approximately 3% of gross liquidation proceeds in accordance with section 326 of the Bankruptcy Code.

(13)                            Professional fees represent the costs of a chapter 7 case for attorneys, accountants, appraisers and other professionals retained by the chapter 7 trustee.  Fee estimates were based upon management’s review of the nature of these costs.

(14)                            The payment of expenses was assumed to take place throughout the 10-month liquidation period as and when proceeds from the disposition of assets and collection of receivables occur.  No interest income is assumed to be earned on the net liquidation proceeds.

(15)                            Secured Claims consist of the estimated value of the collateral securing the Credit Suisse Existing Secured Debt, the Banco del Progreso Existing Secured Debt (for which the cash is provided in Item 2 above) and GE Existing Secured Debt.

(16)                            Deficiency Claims comprise the estimated undersecured portion of the existing secured loans.

(17)                            Financial Claims include all principal and accrued interest on unsecured Claims.

(18)                            Certain other interest accruals and tax provisions do not receive any distribution.

(19)                            Accounts Payable include local suppliers, international purchase orders and cable programming.

(20)                            Accrued Expenses and Other Liabilities include taxes, insurance, customer deposits, local services (rent and utilities), professional and legal services, advertising and other sub-contractors.

(21)                            Contract/lease rejection Claims that would arise in a chapter 7 liquidation scenario have not been calculated; however, the Debtors believe that such Claims could have a material impact on recoveries by unsecured creditors.

TRICOM, S.A. AND SUBSIDIARIES

PRELIMINARY LIQUIDATION SCENARIO

($ IN THOUSANDS)

I. STATEMENT OF ASSETS

	Projected Book Value 6/30/08	Hypothetical Recovery		Estimated Liquidation Value
		Percentage		(Unaudited)
	(Unaudited)	Low	High	Low	High
Current Assets
Cash & Cash Equivalents	10,001.64	100%	100%	$10,001.6	$10,001.6
Cash Reserved for Banco del Progreso Debt	5,000.00	100%	100%	5,000.0	5,000.0
Accounts Receivables, net	24,458.3	29%	52%	7,053.4	12,731.2
Inventory	2,793.1	9%	25%	249.5	690.0
Prepaid Expenses and Other Current Assets	11,049.8	46%	46%	5,088.3	5,088.3
Total Current Assets	$53,302.9	51%	63%	$27,392.8	$33,511.2

Long Term Assets
Property & Equipment, net	261,679.2	14%	20%	$35,896.8	$51,281.2
Other Assets	9,567.6	20%	24%	1,955.0	2,283.9
Total Long Term Assets	$271,246.7	14%	20%	$37,851.8	$53,565.0

Sale of TCN Dominicana, S.A.				2,243.7	36,400.0
Sale of Wireless Subscribers				—	18,200.0
Sale of WIMAX Spectrum				—	10,000.0

Gross Estimated Proceeds Available for Distribution	$324,549.6	21%	47%	$67,488.3	$151,676.2

Less:
Wind-Down Expenses
Operating Costs & Expenses				(17,985.9)	(17,985.9)
Severance Costs				(10,637.0)	(10,637.0)
Revenue Collections for 30 to 45 days of Continued Service				1,827.5	3,045.8
Net Proceeds Available for Distribution				$40,692.92	$126,099.08

II. DISTRIBUTION OF PROCEEDS

	Projected Book			Estimated Liquidation Value
	Value 6/30/08			(Unaudited)
	(Unaudited)			Low	High
Administrative and Priority Claims
Professional Fees				(2,150.0)	(2,150.0)
Trustee Fees				(1,220.8)	(3,783.0)
Total Administrative and Priority Claims				(3,370.8)	(5,933.0)

Proceeds Available for Payment of Secured & Unsecured Claims				37,322.1	120,166.1

Existing Secured Claims
CSFB	25,529.8	72%	72%	18,465.8	18,465.8
Progreso	5,000.0	100%	100%	5,000.0	5,000.0
GE	4,569.4	33%	33%	1,500.0	1,500.0
Total Secured Claims	35,099.2	71%	71%	24,965.8	24,965.8

Proceeds Available for Payment of Unsecured Claims				12,356.3	95,200.3

Unsecured Claims
Deficiency Claims (for Existing Secured)	10,133.4	2%	13%	164.4	1,266.7
Financial Claims (Principal & Interest)	635,865.4	2%	13%	10,316.5	79,484.2
Other Accruals & Tax Provision	71,237.0	0%	0%	—	—
Accounts Payable	23,420.5	2%	13%	380.0	2,927.6
Accrued Expenses and Other Liabilities	20,936.0	2%	13%	339.7	2,617.0
Contract/Lease Rejection Claims	—	0%	0%	—	—
Total Unsecured Claims	761,592.3	1%	11%	11,200.5	86,295.5

d.             Feasibility

The Bankruptcy Code requires a debtor to demonstrate that confirmation of a plan of reorganization is not likely to be followed by the liquidation or the need for further financial reorganization of a debtor unless so provided by the plan of reorganization.  For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed their ability to meet their obligations as contemplated thereunder.  As part of this analysis, the Debtors have prepared the projections contained in Section V, “Projections and Valuation Analysis”.  These projections are based upon the assumption that the Plan will be confirmed by the Bankruptcy Court and, for projection purposes, that the Effective Date of the Plan and its substantial consummation will take place on or about June 30, 2008.  The projections include balance sheets, statements of operations and statements of cash flows.  Based upon the projections, the Debtors believe it will be able to make all payments required to be made pursuant to the Plan.

2.                                       Requirements of Section 1129(b) of the Bankruptcy Code

The Bankruptcy Court may confirm the Plan over the rejection or deemed rejection of the Plan by a class of claims or equity interests if the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such class.

No Unfair Discrimination.  This test applies to classes of claims or equity interests that are of equal priority and are receiving different treatment under a plan of reorganization.  The test does not require that the treatment be the same or equivalent, but that such treatment be “fair.”

Fair and Equitable Test.  This test applies to classes of different priority (e.g., unsecured versus secured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class.  As to the dissenting class, the test sets different standards, depending on the type of claims or interests in such class:

Secured Claims.  Each holder of an impaired secured claim either (i) retains its liens on the property (or if sold, on the proceeds thereof) to the extent of the allowed amount of its secured claim and receives deferred Cash payments having a value, as of the Effective Date, of at least the allowed amount of such claim or (ii) receives the “indubitable equivalent” of its allowed secured claim.

Unsecured Claims.  Either (i) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed unsecured claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan of reorganization.

Equity Interests.  Either (i) each equity interest holder will receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock and (b) the value of the stock, or (ii) the holders of interests that are junior to the equity interests of the dissenting class will not receive or retain any property under the plan of reorganization.

The Debtors believe the Plan will satisfy the “fair and equitable” requirement notwithstanding that Class 8 (Statutorily Subordinated Claims) and Class 9 (Existing Tricom Equity Interests) are deemed to reject the Plan because no class that is junior to such dissenting classes will receive or retain any property on account of the claims or equity interests in such class.

3.                                       Reservation of “Cram Down” Rights

The Bankruptcy Code permits the Bankruptcy Court to confirm a Chapter 11 plan of reorganization over the dissent of any class of claims or equity interests as long as the standards in section l 129(b) are met.  This power to confirm a plan over dissenting classes—often referred to as “cram down”—is an important part of the reorganization process.  It assures that no single group (or multiple groups) of claims or interests can block a restructuring that otherwise meets the requirements of the Bankruptcy Code and is in the interests of the other constituents in the case.

The Debtors reserve the right to seek confirmation of the Plan, notwithstanding the rejection of the Plan by any Class entitled to vote.  In the event a Class votes to reject the Plan, the Debtors will request the Bankruptcy Court to rule that the Plan meets the requirements specified in section 1129(b) of the Bankruptcy Code with respect to such Class.  The Debtors will also seek such a ruling with respect to each Class that is deemed to reject the Plan.

IX.

FINANCIAL INFORMATION

A.                                    General

The audited consolidated balance sheets as of December 31, 2004, December 31, 2005 and December 31, 2006 and the related consolidated statements of operations and cash flows for the year ended December 31, 2004, December 31, 2005 and December 31, 2006 for Tricom and its subsidiaries are contained in Item 18, “Financial Statements” in Tricom’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006.(55)  For Tricom’s unaudited financial information for the period January 1, 2007 through September 30, 2007, see Section I.F, “Description of the Business—Current Performance.”

55 Audited consolidated financial statements for Tricom and its subsidiaries for the years ended December 31, 2004, 2005 and 2006 are included in the Annual Reports on Form 20-F for the fiscal years ended December 31, 2004, 2005 and 2006 which constitute Exhibits “3”, “4”, and “5”, respectively, to this Disclosure Statement.  The audited consolidated financial statements for the year ended December 31, 2004 include consolidated balance sheets as of December 31, 2002, 2003 and 2004 and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the years ended December 31, 2002, 2003 and 2004.

The consolidated balance sheet as of December 31, 2002 and the related statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the year then ended were restated to reflect adjustments to the financial information and footnotes previously reported on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002.  The adjustments relate primarily to the Placement and also address an adjustment to 2002 deferred income taxes.

This financial information is provided to permit the holders of claims and equity interests to better understand the Debtors’ historical business performance and the impact of the Reorganization Case on the Debtors’ business.

B.                                    Selected Financial Data

See Item 6, “Selected Financial Data” set forth in the Annual Report on Form 20-F for the fiscal years ended December 31, 2004, 2005, and 2006, annexed as Exhibits “3”, “4” and “5” to this Disclosure Statement.

C.                                    Management’s Discussion and Analysis of Financial Condition and Results of Operations

For a detailed discussion by management of Tricom’s financial condition, results of operations, and liquidity and capital resources, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Report on Form 20-F for the fiscal year ended December 31, 2006, annexed as Exhibit “5” to this Disclosure Statement.

D.                                    Recent Performance

See Section I.F, “Description of the Business—Current Performance.”

X.

ALTERNATIVES TO CONFIRMATION AND

CONSUMMATION OF THE PLAN OF REORGANIZATION

If the Plan is not confirmed and consummated, the alternatives to the Plan include (i) liquidation of the Debtors under chapter 7 of the Bankruptcy Code and (ii) an alternative chapter 11 plan of reorganization.

A.                                    Liquidation Under Chapter 7

If no plan can be confirmed, the Debtors’ Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code.  A discussion of the effects that a chapter 7 liquidation would have on the recovery of holders of Claims and Equity Interests and the Debtors’ liquidation analysis are set forth in Section VIII.B.1.b, “Confirmation of the Plan of Reorganization—Requirements for Confirmation of the Plan—Requirements of Section 1129(a) of the Bankruptcy Code—Best Interests Test.”  The Debtors believe that liquidation under chapter 7 would result in significantly smaller distributions being made to creditors than those provided for in the Plan because of (a) the likelihood that the assets of the Debtors would have to be sold or otherwise disposed of in a less orderly fashion over a shorter period of time, (b) additional administrative expenses involved in the appointment of a trustee and (c) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors’ operations.

B.                                    Alternative Plan

If the Plan is not confirmed, the Debtors (or if Debtors’ exclusive period in which to file a plan of reorganization has expired, any other party-in-interest) could attempt to formulate a different chapter 11 plan of reorganization.  Such a plan of reorganization might involve either a reorganization and continuation of the Debtors’ businesses or an orderly liquidation of their assets under chapter 11.  With respect to an alternative plan, the Debtors have explored various alternatives in connection with the formulation and development of the Plan.  The Debtors believe that the Plan, as described herein, enables creditors to realize the most value under the circumstances.  In a liquidation under chapter 11, the Debtors’ assets would be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7, possibly resulting in somewhat greater (but indeterminate) recoveries than would be obtained in chapter 7.  Further, if a trustee were not appointed, because such appointment is not required in a chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a chapter 7 case.  Although preferable to a chapter 7 liquidation, the Debtors believe that any alternative liquidation under chapter 11 is a much less attractive alternative to creditors than the Plan because of the greater return provided by the Plan.

XI.

CERTAIN U.S. FEDERAL INCOME TAX

CONSEQUENCES OF THE PLAN OF REORGANIZATION

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. HOLDERS AND NON-U.S. HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY U.S. HOLDERS OR NON-U.S. HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON U.S. HOLDERS OR NON-U.S. HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE DEBTORS IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE DEBTORS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) U.S. HOLDERS AND NON-U.S. HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes certain U.S. federal income tax consequences of the implementation of the Plan to Tricom, TCN, Tricom USA and certain holders of Credit Suisse Existing Secured Claims and Unsecured Financial Claims that are citizens or residents of the United States or domestic corporations or otherwise subject to U.S. federal income tax on a net income tax basis in respect of Credit Suisse Existing Secured Claims or Unsecured Financial Claims (a “U.S. Holder”).  The following summary does not address the U.S. federal income tax consequences to holders of Claims whose Claims are unimpaired (i.e., holders of Priority Claims, GE Existing Secured Claims, Banco del Progresso Existing Secured Claims, Non-Lender Secured Claims and General Unsecured Claims) or holders of Existing Tricom Equity Interests, whose interests are extinguished without a distribution in exchange therefore.  The following discussion contains a limited discussion of U.S. federal income tax consequences of the implementation of the Plan to non-U.S. persons that are not subject to U.S. federal income tax on a net income basis (“Non-U.S. Holder”).  Such discussion is limited to the portions thereof that specifically refer to Non-U.S. Holders.  The discussion does not address U.S. federal income tax consequences that may be relevant in light of a particular Non-U.S. Holder’s circumstances, for example, certain Non-U.S. Holders who spend at least 183 days in the United States during the year in which the Plan is implemented or who are subject to special tax rules relating to U.S. expatriates.

The following summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published administrative rules and pronouncements of the IRS, all as in effect on the date hereof.  Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the U.S. federal income tax consequences described below.

The U.S. federal income tax consequences of the Plan are complex and are subject to significant uncertainties.  The Debtors have not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan.  Thus, no assurance can be given as to the interpretation that the IRS will adopt.  In addition, this summary does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the U.S. federal income tax consequences of the Plan to special classes of U.S. Holders (such as banks, tax-exempt entities, insurance companies, regulated investment companies, S corporations, persons who are subject to the alternative minimum tax or to the branch profits tax, dealers in securities or currencies, traders in securities electing to mark to market, persons holding a Claim as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or U.S. Holders that have a “functional currency” other than the U.S. dollar).  Moreover, this summary does not address the U.S. federal estate and gift taxes of the Plan.  This summary also does not address any tax consequences to holders that acquire the Credit Suisse New Secured Debt, the New Secured Notes or Holding Company Stock subsequent to the Effective Date.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds a Claim, the tax treatment of a partner in a partnership will generally depend upon the status of the partner and the activities of the partnership.  A partner in a partnership holding a Claim should consult its own tax advisors with respect to the consequences of the Plan and the ownership or disposition of the Credit Suisse New Secured Debt, the New Secured Notes, Holding Company Class A Stock or Holding Company Class B Stock.

In the case of U.S. Holders, this summary is directed solely to U.S. Holders that hold their Credit Suisse Existing Secured Claims and Unsecured Financial Claims and that will hold on or after the Effective Date the Credit Suisse New Secured Debt, the New Secured Notes, Holding Company Class A Stock and Holding Company Class B Stock as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.

This discussion assumes that the various debt and other arrangements to which a Debtor is a party will be respected for U.S. federal income tax purposes in accordance with their form.

As discussed above, the Debtors are seeking to incorporate Holding Company as a corporation in Bermuda but are also reviewing alternative jurisdictions of which the State of Delaware is the most likely alternative.  If formed in Delaware, the Holding Company will be formed as an LLC.  Where relevant, the summary below discusses both the situation in which Holding Company is incorporated in Bermuda and the situation in which Holding Company is formed as a Delaware LLC.  The following summary assumes that if the Holding Company is incorporated in Bermuda, it will be treated as a corporation for U.S. federal income tax purposes, and that if the Holding Company is formed in Delaware, it will be treated as a partnership for U.S. federal income tax purposes, as further discussed below.  The following summary further assumes that, following effectuation of the transactions contemplated by the Plan, Holding Company will limit its activities to holding Tricom Stock and that Holding Company will neither distribute nor dispose off any of its interest in Tricom.

ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM.  ALL HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM AS A RESULT OF THE PLAN.

A.                                    Consequences to Tricom and TCN

Neither Tricom nor TCN is a domestic corporation, nor is either of them engaged in a U.S. trade or business.  Accordingly, there should be no material U.S. federal income tax consequences to Tricom or TCN resulting from the Plan.

B.                                    Consequences to Tricom USA

In general, the Code provides that a debtor in a bankruptcy case does not include COD Income in its gross income for U.S. federal income tax purposes and that such debtor must reduce certain of its tax attributes—such as NOL carryovers, current year NOLs, tax credits and tax basis in assets—by the amount of any COD Income.  COD Income is the amount by which the indebtedness discharged (reduced by any unamortized discount) exceeds any consideration given in exchange therefore.  Certain statutory or judicial exceptions can apply to limit the amount of COD Income (such as where the payment of the cancelled debt would have given rise to a tax deduction).  Any reduction in tax attributes as a result of COD Income does not effectively occur until the first day of the taxable year following the taxable year in which the COD Income is incurred and, consequently, any resulting COD Income does not impair the debtor’s ability to use its tax attributes (to the extent otherwise available) to reduce its tax liability, if any, otherwise resulting from the implementation of the Plan.  In addition, to the extent the amount of COD Income exceeds the tax attributes available for reduction, the remaining COD Income has no further effect for U.S. federal income tax purposes.

As a result of the discharge of Claims pursuant to the Plan, the Debtors expect that the amount of COD Income to Tricom USA will exceed the combined amount of all its tax attributes as of the first day of its taxable year following the year in which the COD Income arises.  The foregoing assumes that interest accrued and to be accrued on the instruments underlying the Unsecured Financial Claims which will be discharged pursuant to the Plan, and which was accrued at Tricom USA, constitutes indebtedness of Tricom USA for U.S. federal income tax purposes.  (See Section VI.F.1, “Certain Risk Factors Affecting the Debtors—Certain Tax Matters—Treatment of Interest on Unsecured Financial Claims.”)  Based on the foregoing assumption, as a result of the Plan, the Debtors expect that Tricom USA’s NOL carryforwards, tax credits and its tax basis in all its assets existing as of that date will be reduced to zero.  Such reduction in tax basis will result in Tricom USA not being able to claim depreciation or amortization deductions for U.S. federal income tax purposes in future years with respect to its assets existing as of such date and could result in taxable gain to the extent of future disposition of such assets or future collection if such assets constitute accounts or notes receivable.

C.                                    Consequences to Holding Company Formed as an LLC

If the Holding Company is formed as an LLC, the LLC operating agreement will reflect the intent that the Holding Company will be classified as a partnership subject to subchapter K of the Code for U.S. federal income tax purposes and will provide that the Holding Company will not elect an alternative classification.  Accordingly, the Debtors expect that Holding Company will be classified as a partnership for U.S. federal income tax purposes and will not be subject to entity-level taxation by the U.S. unless Holding Company is treated as a “publicly traded partnership” taxable as a corporation under the provisions of Section 7704 of the Code.  In general, a publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof).  Holding Company Class A Stock and Holding Company Class B Stock will initially not be traded on an established securities market.  However, trading of Holding Company Class A Stock and Holding Company Class B Stock might be contemplated in the future, whether pursuant to the Registration Rights Agreement or otherwise.  See Section IV.F.2.e, “The Plan of Reorganization—Securities to be Issued Pursuant to the Plan—Securities Law Matters—Registration Rights Agreement.”  In such case, Holding Company may be exempt from classification as a publicly traded partnership taxable as a corporation under an exemption that would apply if 90% or more of its gross income consists of passive type “qualifying income” within the meaning of Section 7704(d) of the Code and the Treasury Regulations thereunder.  The Debtors currently expect that 90% or more of Holding Company’s gross income will consist of qualifying income and Holding Company should, as such, not be treated as a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.  On the assumption that, once the transactions proposed by the Plan have been completed, the activities of Holding Company will be limited to holding Tricom Stock, qualifying income to the extent relevant should include interest, dividends, gain from the sale or disposition of a capital asset giving rise to interest or dividend income and subpart F income (which term is described under Section XI.E.6.a. below).

The following discussion assumes, where relevant, that Holding Company, if formed as an LLC, will be treated as a partnership and not as a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes.  For the avoidance of doubt, the defined terms “Holding Company Class A Stock” and “Holding Company Class B Stock” with respect to the situation in which Holding Company is formed as a Delaware LLC should be understood to constitute partnership interests for U.S. federal income tax purposes.

D.                                    Consequences to Holding Company Formed as a Bermuda Corporation

If Holding Company is incorporated in Bermuda, it will neither be a domestic corporation nor engaged in a U.S. trade or business with the result that there should be no material U.S. federal income tax consequences to Holding Company.

E.                                      Consequences to U.S. Holders of Credit Suisse Existing Secured Claims and Unsecured Financial Claims

Pursuant to and in accordance with the Plan, U.S. Holders of Credit Suisse Existing Secured Claims will receive the Credit Suisse New Secured Debt in exchange for their Credit Suisse Existing Secured Claims; and U.S. Holders of Unsecured Financial Claims will receive New Secured Notes and Holding Company Class A Stock or Holding Company Class B Stock, as applicable pursuant to the Plan, in satisfaction of their Unsecured Financial Claims.

1.                                       Exchange of Credit Suisse Existing Secured Claims for the Credit Suisse New Secured Debt

U.S. Holders

The U.S. federal income tax consequences of the Plan to U.S. Holders of Credit Suisse Existing Secured Claims could depend, in part, on whether such Claims constitute “securities” of Tricom for U.S. federal income tax purposes.  The term “security” is not defined in the Code or in the Treasury Regulations promulgated thereunder and has not been clearly defined by judicial decisions.  The determination of whether a particular debt constitutes a “security” generally depends on an overall evaluation of the nature of the original debt.  One of the most significant factors considered in determining whether a particular debt is a security is its original term.  In general, debt obligations issued with a weighted average maturity at issuance of five years or less (e.g., trade debt and revolving credit obligations) do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more constitute securities.  Because the Credit Suisse Existing Secured Claims have a weighted average maturity at issuance of five years or less, Credit Suisse Existing Secured Claims should not constitute “securities” for purposes of the Code, although the IRS could take a contrary position.  The discussion below assumes that the Credit Suisse Existing Secured Claims do not constitute “securities” for purposes of the Code.  Accordingly, the discussion below assumes that the distribution of Credit Suisse New Secured Debt in exchange for Credit Suisse Existing Secured Claims should not constitute a tax-free “recapitalization” for U.S. federal income tax purposes.  U.S. Holders are advised to consult their tax advisors with respect to whether the Credit Suisse Existing Secured Claims constitute “securities” for U.S. tax purposes.

Under general principles of U.S. federal income tax law, the modification of a debt instrument, which includes an exchange of the original debt instrument for a modified debt instrument, creates a deemed exchange (“Deemed Exchange”) upon which gain or loss is realized if the modified debt instrument differs materially either in kind or in extent from the original debt instrument (a “significant modification”).  A modification of a debt instrument that is not a significant modification does not create a Deemed Exchange.

If the transactions proposed by the Plan become effective, although not free from doubt, the exchange of the Credit Suisse Existing Secured Claims for the Credit Suisse New Secured Debt should cause a Deemed Exchange of the Credit Suisse Existing Secured Claims because the resulting extension in the maturity date should constitute a significant modification for U.S. federal income tax purposes as defined in the applicable Treasury Regulations.  A U.S. Holder of Credit Suisse Existing Secured Claims would recognize all of its realized gain or loss on the Deemed Exchange (other than amounts received attributable to accrued interest, which will be taxed as such).  The amount of gain realized, if any, will equal the excess of the issue price (as discussed below) of the Credit Suisse New Secured Debt over the U.S. Holder’s adjusted tax basis in the Credit Suisse Existing Secured Claims.  A U.S. Holder’s adjusted tax basis in the Credit Suisse Existing Secured Claims generally equals the amount paid therefore, increased by the amount of any market discount previously taken into account by the U.S. Holder and reduced by the amount of any amortizable bond premium previously amortized by the U.S. Holder with respect to the Credit Suisse Existing Secured Claims.  Subject to the application of the market discount rules, as discussed below, any gain recognized on the exchange will be capital gain.  A U.S. Holder’s basis in any portion of the Credit Suisse New Secured Debt received pursuant to the Deemed Exchange will equal the issue price of the Credit Suisse New Secured Debt and the U.S. Holder’s holding period for such portion of the Credit Suisse New Secured Debt will begin the day following the receipt of such portion.

If a U.S. Holder acquired the Credit Suisse Existing Secured Claims with market discount, any gain recognized by the U.S. Holder on the Deemed Exchange will be treated as ordinary income to the extent of the portion of the market discount that has accrued while such Credit Suisse Existing Secured Claims were held by the U.S. Holder, unless the U.S. Holder has elected to include market discount in income currently as it accrues.

The issue price of the Credit Suisse New Secured Debt depends on whether a substantial amount of the Credit Suisse Existing Secured Claims or the Credit Suisse New Secured Debt at or around the time of the exchange are treated as “traded on an established market” within the meaning of the applicable Treasury Regulations.  An “established market” includes, among other things, that “price quotations are readily available from dealer, brokers or traders.”  If the Credit Suisse Existing Secured Claims or Credit Suisse New Secured Debt were traded on an established market, the issue price of the Credit Suisse New Secured Debt would equal the fair market value of either the Credit Suisse Existing Secured Claims or Credit Suisse New Secured Debt, as applicable.  If neither the Credit Suisse Existing Secured Claims nor the Credit Suisse New Secured Debt are traded on an established market, then the Credit Suisse New Secured Debt would have an issue price equal to its stated principal amount.  The Debtors do not expect the Credit Suisse Existing Secured Claims or Credit Suisse New Secured Debt to be traded on an established market, and accordingly, intend to treat the Credit Suisse New Secured Debt as having an issue price equal to its stated principal amount.

Non-U.S. Holders

There should be no U.S. federal income tax consequences to Non-U.S. Holders of an exchange of Credit Suisse Existing Secured Claims for the Credit Suisse New Secured Debt.

2.                Exchange of Unsecured Financial Claims for New Secured Notes and Holding Company Class A Stock or Holding Company Class B Stock

a.             Holding Company Formed as an LLC

Pursuant to and in accordance with the Plan, U.S. Holders and Non-U.S. Holders will exchange a portion of their Unsecured Financial Claims with Tricom for the New Secured Notes and the remaining portion of their Unsecured Financial Claims for Holding Company Class A Stock or Holding Company Class B Stock.

U.S. Holders

The exchange of Unsecured Financial Claims for the New Secured Notes and Holding Company Class A Stock or Holding Company Class B Stock should be bifurcated on the basis of the fair market value of the New Secured Notes on the one hand and the fair market value of Holding Company Class A Stock or Holding Class B Stock on the other hand.  Consequently, a U.S. Holder should be considered to have exchanged such portion of its Unsecured Financial Claims for New Secured Notes as the fair market value of the New Secured Notes bear to the fair market value of the Unsecured Financial Claims.  A U.S. Holder should be considered to have exchanged the remaining portion of its Unsecured Financial Claims for Holding Company Class A Stock or Holding Company Class B Stock.

Subject to the discussion regarding a recapitalization below, if the transactions proposed by the Plan become effective, although not free from doubt, the exchange of a portion of a U.S. Holder’s Unsecured Financial Claims for the New Secured Notes should cause a Deemed Exchange (as discussed above) of such portion because the resulting extension in the maturity date should constitute a significant modification for U.S. federal income tax purposes as defined in the applicable Treasury Regulations.  A U.S. Holder of such portion would recognize all of its realized gain or loss on the Deemed Exchange (other than amounts received attributable to accrued interest, which will be taxed as such).  The amount of gain realized, if any, will equal the excess of the issue price (as discussed below) of the New Secured Notes over the relevant portion of the U.S. Holder’s adjusted tax basis in the Unsecured Financial Claims.  A U.S. Holder’s adjusted tax basis in the Unsecured Financial Claims generally equals the amount paid therefore, increased by the amount of any market discount previously taken into account by the U.S. Holder and reduced by the amount of any amortizable bond premium previously amortized by the U.S. Holder with respect to the Unsecured Financial Claims.  Subject to the application of the market discount rules, as discussed below, any gain recognized on the exchange will be capital gain.  A U.S. Holder’s basis in any portion of the New Secured Notes received pursuant to the Deemed Exchange will equal the issue price of the New Secured Notes and the U.S. Holder’s holding period for such portion of the New Secured Notes will begin the day following the receipt of such portion.

If a U.S. Holder acquired the Unsecured Financial Claims with market discount, any gain recognized by the U.S. Holder on the Deemed Exchange will be treated as ordinary income to the extent of the portion of the market discount that has accrued while such Unsecured Financial Claims were held by the U.S. Holder, unless the U.S. Holder has elected to include market discount in income currently as it accrues.

The issue price of the New Secured Notes depends on whether a substantial amount of the Unsecured Financial Claims or the New Secured Notes at or around the time of the exchange are treated as “traded on an established market” within the meaning of the applicable Treasury Regulations.  As noted above, an “established market” includes, among other things, that “price quotations are readily available from dealer, brokers or traders.”  If the Unsecured Financial Claims or New Secured Notes were traded on an established market, the issue price of the New Secured Notes would equal the fair market value of either the Unsecured Financial Claims or New Secured Notes, as applicable.  If neither the Unsecured Financial Claims nor the New Secured Notes are traded on an established market, then the New Secured Notes would have an issue price equal to its stated principal amount.  The Debtors do not expect the Unsecured Financial Claims or New Secured Notes to be traded on an established market, and accordingly, intend to treat the New Secured Notes as having an issue price equal to its stated principal amount.

The U.S. federal income tax consequences of the Plan to U.S. Holders depend, in part, on whether the Unsecured Financial Claims and the New Secured Notes constitute “securities” (the term “securities” is described above under Section XI.E.1) of Tricom for U.S. federal income tax purposes.  As described previously, although the determination of whether a particular debt constitutes a “security” generally depends on an overall evaluation of the nature of the original debt, debt obligations issued with a weighted average maturity at issuance of five years or less (e.g., trade debt and revolving credit obligations) generally do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more generally constitute securities, and the status of obligations with maturities between five and ten years is not clear.  Although a portion of the Unsecured Financial Claims should not constitute securities because such claims have weighted average maturities at issuance of five years or less, it is unclear whether the 11 3/8% Senior Notes and the New Secured Notes constitute securities for U.S. federal income tax purposes, because they each have weighted average maturities at issuance of seven years.  The exchange of securities for securities will be treated as a recapitalization for U.S. federal income tax purposes.  To the extent U.S. Holders exchange Unsecured Financial Claims, if such Unsecured Financial Claims constitute securities, for New Secured Debt, if such New Secured Debt constitutes securities, the Deemed Exchange should not result in a taxable disposition of Unsecured Financial Claims.  To the extent the Deemed Exchange is treated as a recapitalization, a U.S. Holder’s aggregate tax basis in the New Secured Notes will equal the U.S. Holder’s aggregated adjusted tax basis in its Unsecured Financial Claims, and, in general, the U.S. Holder’s holding period for the New Secured Notes will include the U.S. Holder’s holding period for the Unsecured Financial Claims.  To the extent required to take a reporting position for U.S. federal income tax purposes, the Debtors intend to take the position that none of the exchanges of Unsecured Financial Claims for New Secured Notes will constitute recapitalization exchanges, except for the exchange of the 11 3/8% Senior Notes.  The IRS could take a contrary position.  Section 367 of the Code should not apply to cause recognition of gain with respect to any recapitalization exchange of Unsecured Financial Claims for the New Secured Notes.

Under Section 721 of the Code, no gain or loss is recognized if property is transferred to an entity that is a partnership for federal income tax purposes by one or more persons in exchange for an interest in such partnership.  The portion of a U.S. Holder’s Unsecured Financial Claims considered to be exchanged for Holding Company Class A Stock or

Holding Company Class B Stock should constitute property for this purpose.  Holding Company, if formed as a Delaware LLC, should be a partnership for U.S. federal income tax purposes.  As a result, under Section 721 of the Code, a U.S. Holder should not recognize any gain or loss on the portion of its Unsecured Financial Claims transferred to Holding Company in exchange for Holding Company Class A Stock or Holding Company Class B Stock.

In general, a U.S. Holder’s initial aggregate tax basis in Holding Company Class A Stock or Holding Company Class B Stock will equal the U.S. Holder’s aggregate adjusted tax basis in the portion of its Unsecured Financial Claims considered to be exchanged for Holding Company Class A Stock or Holding Company Class B Stock plus the U.S. Holder’s share (as determined for U.S. federal income tax purposes), if any, of liabilities of Holding Company.  Holding Company’s aggregate tax basis in such portion of the Unsecured Financial Claims will equal the U.S. Holder’s aggregate adjusted tax basis in such portion.  If, at the time a U.S Holder transfers a portion of its Unsecured Financial Claims in exchange for Holding Company Class A Stock or Holding Company Class B Stock, the fair market value of such portion exceeds or is less than such U.S. Holder’s tax basis for such portion, any excess will be a “Built-in Gain” and any shortfall will be a “Built-in Loss” for purposes of Section 704(c) of the Code.  If Holding Company later disposes of such portion of U.S. Holder’s Unsecured Financial Claims in a transaction in which gain or loss is recognized, Section 704(c) of the Code will generally require that such gain or loss be allocated to such U.S. Holder to the extent of the Built-in Gain or Built-in Loss.

If the transactions proposed by the Plan become effective, Holding Company will exchange a portion of the Unsecured Financial Claims transferred to it by U.S. Holders for new Tricom Stock, and the remaining portion of such Unsecured Financial Claims will be cancelled (the “Tricom Exchange”).  The U.S. federal income tax consequences of the Tricom Exchange to Holding Company and U.S. Holders of Unsecured Financial Claims depends, in part, on whether the Unsecured Financial Claims constitute “securities” (the term “securities” is described above under Section XI.E.1) of Tricom for U.S. federal income tax purposes.  As described previously, although a portion of the Unsecured Financial Claims should not constitute securities because such claims have weighted average maturities at issuance of five years or less, it is unclear whether the 11 3/8% Senior Notes constitute securities for U.S. federal income tax purposes, because the 11 3/8% Senior Notes had weighted average maturities at issuance of seven years.

Under Section 351 of the Code, no gain or loss is recognized if “property” is transferred to a corporation by one or more persons in exchange for stock in such corporation and immediately after the exchange such person or persons are in “control” of the corporation, defined as ownership of at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock.  Following the Tricom Exchange, Holding Company will own substantially all the stock of Tricom.  Under Section 351(d) of the Code, new Tricom Stock issued for non-security debt of Tricom would not be considered to be issued in return for property.  For purposes of the control requirement, under applicable regulations, so long as a substantial portion of the Unsecured Financial Claims transferred by Holding Company to Tricom constitutes “securities”, then all of the new Tricom Stock received by Holding Company should count toward satisfaction of the “control” requirement.

In addition to the potential application of Section 351 of the Code to the Tricom Exchange, an exchange by Holding Company of particular Unsecured Financial Claims for new Tricom Stock could constitute a recapitalization for U.S. federal income tax purposes on which no gain or loss would be recognized to the extent such Unsecured Financial Claims constitute “securities” for tax purposes.

In determining whether to report the Tricom Exchange as a transaction qualifying under Section 351 of the Code, and in determining whether to report any particular exchange of Unsecured Financial Claims for new Tricom stock as a recapitalization, the Debtors intend to take the position that none of the Unsecured Financial Claims constitute securities except for the 11 3/8% Senior Notes.

Based on such position, the Tricom Exchange should be reported as qualifying as a transaction described in Section 351 of the Code, since a substantial portion (about half) of Unsecured Financial Claims transferred for new Tricom stock would be reported as qualifying as securities.  The IRS could take a contrary position.

Based on the position that Section 351 of the Code applies to the Tricom Exchange, no loss would be recognized on the transfer of any of the Unsecured Financial Claims.  However, gain would be recognized with respect to any Unsecured Financial Claims not constituting “securities.”

To the extent that gain is not recognized on an exchange of particular Unsecured Financial Claims for new Tricom Stock because Section 351 of the Code applies to the Tricom Exchange, the impact of Section 367 of the Code must be taken into consideration. Under Section 367 of the Code, if a United States person (such as Holding Company) transfers property to a foreign corporation in connection with an exchange that is described in Section 351 of the Code, the United States person is generally required to recognize any gain realized on the transfer.  The amount of gain recognized is unaffected by the transfer of items of property on which loss is realized but not recognized because of the application of Section 351 of the Code or because of the qualification as a recapitalization.  Thus, to the extent that gain is realized by a U.S. Holder on the Exchange that is in excess of any amount of gain required to be recognized under Section 351 of the Code, Section 367 of the Code could operate to require such U.S. Holder to recognize that gain, unless an exception applies.  Further, under Section 704(c) of the Code, discussed above, Built-In Gain that is recognized by Holding Company with respect to any Unsecured Financial Claims must be allocated to and recognized by the U.S. Holder that transferred those claims to Holding Company.  However, in the case of the Tricom Exchange, two exceptions to Section 367 gain recognition may be available.  First, the gain recognition provision under Section 367 of the Code should not apply to the Tricom Exchange to the extent the Tricom Exchange qualifies as a recapitalization.  Second, the gain recognition provision under Section 367 of the Code should not apply if Holding Company enters into a “five year gain recognition agreement” with the IRS.  To the extent gain recognition that would otherwise be required under Section 367 of the Code can be avoided by entering into a “five year gain recognition agreement” with the IRS,  Holding Company intends to enter into such an agreement.

In general, a U.S. Holder’s aggregate tax basis in Holding Company Class A Stock or Holding Company Class B Stock is increased by any Built-in Gain recognized and decreased by any Built-in Loss recognized and will be further adjusted, as described below, to give effect to U.S. Holder’s share of Holding Company’s tax items.

In general, a U.S. Holder’s holding period for the Holding Company Class A Stock or Holding Company Class B Stock will include the U.S. Holder’s holding period for the Unsecured Financial Claims.

Non-U.S. Holders

There should be no U.S. federal income tax consequences to Non-U.S. Holders of an exchange of Unsecured Financial Claims for New Secured Notes and Holding Company Class A Stock or Holding Company Class B Stock.

b.             Holding Company Formed as a Bermuda Corporation

Pursuant to and in accordance with the Plan, U.S. Holders and Non-U.S. Holders will exchange a portion of their Unsecured Financial Claims with Tricom for New Secured Notes and the remaining portion of their Unsecured Financial Claims for Holding Company Class A Stock or Holding Company Class B Stock.

U.S. Holders

The exchange of Unsecured Financial Claims for New Secured Notes and Holding Company Class A Stock or Holding Company Class B Stock should be bifurcated on the basis of the fair market value of the New Secured Notes on the one hand and the fair market value of Holding Company Class A Stock or Holding Company Class B Stock on the other hand.  Consequently, a U.S. Holder should be considered to have exchanged such portion of its Unsecured Financial Claims for New Secured Notes as the fair market value of the New Secured Notes bear to the fair market value of the Unsecured Financial Claims.  A U.S. Holder should be considered to have exchanged the remaining portion of its Unsecured Financial Claims for Holding Company Class A Stock or Holding Company Class B Stock.

Subject to the discussion regarding a recapitalization below, if the transactions proposed by the Plan become effective, although not free from doubt, the exchange of a portion of a U.S. Holder’s Unsecured Financial Claims for the New Secured Notes should cause a Deemed Exchange (as discussed above) of such portion because the resulting extension in the maturity date should constitute a significant modification for U.S. federal income tax purposes as defined in the applicable Treasury Regulations.  A U.S. Holder of such portion would recognize all of its realized gain or loss on the Deemed Exchange (other than amounts received attributable to accrued interest, which will be taxed as such).  The amount of gain realized, if any, will equal the excess of the issue price (as discussed below) of the New Secured Notes over the relevant portion of the U.S. Holder’s adjusted tax basis in the Unsecured Financial Claims.  A U.S. Holder’s adjusted tax basis in the Unsecured Financial Claims generally equals the amount paid therefore, increased by the amount of any market discount previously taken into account by the U.S. Holder and reduced by the amount of any amortizable bond premium previously amortized by the U.S. Holder with respect to the Unsecured Claims.  Subject to the application of the market discount rules, as discussed below, any gain recognized on the exchange will be capital gain.  A U.S. Holder’s basis in any portion of the New Secured Notes received pursuant to the Deemed Exchange will equal the issue price of the New Secured Notes and the U.S. Holder’s holding period for such portion of the New Secured Notes will begin the day following the receipt of such portion.

If a U.S. Holder acquired the Unsecured Financial Claims with market discount, any gain recognized by the U.S. Holder on the Deemed Exchange will be treated as ordinary income to the extent of the portion of the market discount that has accrued while such Unsecured Financial Claims were held by the U.S. Holder, unless the U.S. Holder has elected to include market discount in income currently as it accrues.

The issue price of the New Secured Notes depends on whether a substantial amount of the Unsecured Financial Claims or the New Secured Notes at or around the time of the exchange are treated as “traded on an established market” within the meaning of the applicable Treasury Regulations.  An “established market” includes, among other things, that “price quotations are readily available from dealer, brokers or traders.”  If the Unsecured Financial Claims or New Secured Notes were traded on an established market, the issue price of the New Secured Notes would equal the fair market value of either the Unsecured Financial Claims or New Secured Notes, as applicable.  If neither the Unsecured Financial Claims nor the New Secured Notes are traded on an established market, then the New Secured Notes would have an issue price equal to its stated principal amount.  The Debtors do not expect the Unsecured Financial Claims or New Secured Notes to be traded on an established market, and accordingly, intend to treat the New Secured Notes as having an issue price equal to its stated principal amount.

The U.S. federal income tax consequences of the Plan to U.S. Holders depend, in part, on whether the Unsecured Financial Claims and the New Secured Notes constitute “securities” (the term “securities” is described above under Section XI.E.1) of Tricom for U.S. federal income tax purposes.  Although a portion of the Unsecured Financial Claims should not constitute securities, it is unclear whether the 11 3/8% Senior Notes and the New Secured Notes constitute securities for U.S. federal income tax purposes.  The exchange of securities for securities will be treated as a recapitalization for U.S. federal income tax purposes.  To the extent U.S. Holders exchange Unsecured Financial Claims, if such Unsecured Financial Claims constitute securities, for New Secured Notes, if such New Secured Notes constitutes securities, the Deemed Exchange should not result in a taxable disposition of Unsecured Financial Claims.  To the extent the Deemed Exchange is treated as a recapitalization, a U.S. Holder’s aggregate tax basis in the New Secured Notes will equal the U.S. Holder’s aggregated adjusted tax basis in its Unsecured Financial Claims, and, in general, the U.S. Holder’s holding period for the New Secured Notes will include the U.S. Holder’s holding period for the Unsecured Financial Claims.  To the extent required to take a reporting position for U.S. federal income tax purposes, the Debtors intend to take the position that none of the exchanges of Unsecured Financial Claims for New Secured Notes will constitute recapitalization exchanges, except for the exchange of the 11 3/8% Senior Notes.  The IRS could take a contrary position.

As described above, under Section 351 of the Code, no gain or loss is recognized if property is transferred to a corporation by one or more persons in exchange for stock in such corporation and immediately after the exchange such person or persons are in control of the corporation.

If the transactions proposed by the Plan become effective, the exchange of Unsecured Financial Claims for Holding Company Class A Stock or Holding Company Class B Stock (the “Exchange”), as applicable under the Plan, should result in the holders of Unsecured Financial Claims being in “control” of Holding Company, that is, after the Exchange, such holders should own at least 80 percent of the total combined voting power of all classes of Holding Company Stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of Holding Company.  The Unsecured Financial Claims should be considered property for purposes of Section 351 of the Code because the Unsecured Financial Claims are not indebtedness of the Holding Company.  As a result, the Exchange should be considered a transaction described in Section 351 of the Code, unless holders as a group lose control through transactions (e.g., sales of Holding Company Stock) considered for U.S. tax purposes to be part of the same plan as the Exchange.  The discussion below assumes that Section 351 of the Code applies to the Exchange.  As a result a U.S. Holder of such Unsecured Financial Claim generally will not recognize loss upon the Exchange, but will recognize gain to the extent of any market discount accrued while the Unsecured Financial Claim was held by the U.S. Holder.

Any gain recognized on the Exchange will be capital gain.  However, if a U.S. Holder acquired the Unsecured Financial Claims with a market discount, any gain recognized by the U.S. Holder on the Exchange will be treated as ordinary income to the extent of the portion of the market discount that has accrued while such Unsecured Financial Claims were held by the U.S. Holder, unless the U.S. Holder has elected to include a market discount in income currently as it accrues.

A U.S. Holder’s aggregate tax basis in Holding Company Class A Stock or Holding Company Class B Stock will equal the U.S. Holder’s aggregate adjusted tax basis in its Unsecured Financial Claims increased by any gain recognized by the U.S. Holder on the Exchange.

In general, the U.S. Holder’s holding period for Holding Company Class A Stock or Holding Company Class B Stock will include the U.S. Holder’s holding period for the Unsecured Financial Claims.

Under Section 367 of the Code, if a United States person transfers property to a foreign corporation in connection with an exchange described in Section 351 of the Code, the United States person is required to recognize any gain realized on the transfer, unless the transferred property is stock or securities of a foreign corporation and the United States person owns less than 5% (including attribution rules) of both the total vote and value of the stock of the foreign corporation immediately after the exchange.  The amount of gain recognized is unaffected by the transfer of items of property on which loss is realized but not recognized because of the application of Section 351 of the Code.  Thus, to the extent that gain is realized by a U.S. Holder on the Exchange that is in excess of any amount of gain required to be recognized under Section 351 of the Code, unless the exception described above applies, such gain should be recognized by such U.S. Holder under Section 367 of the Code and should be taken into account in computing such U.S. Holder’s basis in Holding Company Class A Stock or Holding Company Class B Stock and such U.S. Holder’s holding period for Holding Company Class A Stock or Holding Company Class B Stock will not include the U.S. Holder’s holding period for the Unsecured Financial Claims.  U.S. Holders are urged to consult their own tax advisors regarding the consequences of Section 367 of the Code and the potential application of the exception described above.

Non-U.S. Holders

There should be no U.S. federal income tax consequences to Non-U.S. Holders of an exchange of Unsecured Financial Claims for New Secured Notes and Holding Company Class A Stock or Holding Company Class B Stock.

3.             Distributions in Discharge of Accrued but Unpaid Interest

Pursuant to the Plan, Plan Distributions in respect of any Claim will be allocated first to the principal amount of such Claim, as determined for U.S. federal income tax purposes and, thereafter, to the extent the consideration exceeds such amount, to any portion of such Claim representing accrued but unpaid interest.  However, there is no assurance that such allocation would be respected by the IRS for U.S. federal income tax purposes.  Accordingly, the extent to which any amounts received by U.S. Holders of Claims will be allocated to any accrued but unpaid interest for U.S. federal income tax purposes is unclear.

In general, to the extent that any amount received by a U.S. Holder of a Claim (whether New Secured Notes, Holding Company Class A Stock or Holding Company Class B Stock, or other consideration) is received in satisfaction of accrued interest during its holding period, such amount will be taxable to the U.S. Holder as interest income (if not previously included in the U.S. Holder’s gross income).  Conversely, a U.S. Holder generally recognizes a deductible loss to the extent any accrued interest claimed was previously included in its gross income and was not paid in full.  Each U.S. Holder is urged to consult its tax advisor with respect to the allocation of amounts received between the principal and interest portions of its Claim.

4.             Ownership and Disposition of Credit Suisse New Secured Debt

Interest on the Credit Suisse New Secured Debt will generally be taxable to a U.S. Holder as ordinary income at the time it is accrued or paid in accordance with U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

U.S. Holders of Credit Suisse New Secured Debt issued with original issue discount (“OID”) will be subject to special tax accounting rules.  The discussion below assumes that the Credit Suisse New Secured Debt will not be issued with OID, because the stated redemption price at maturity of the Credit Suisse New Secured Debt does not exceed its issue price.  For U.S. federal income tax purposes, OID is the excess of the “stated redemption price at maturity” of a debt instrument over its “issue price.”  The “stated redemption price at maturity” of a Credit Suisse New Secured Debt is the sum of all payments required to be made on the Credit Suisse New Secured Debt other than “qualified stated interest” payments.  As discussed above, the Debtors intend to treat the “issue price” of a Credit Suisse New Secured Debt as its stated principal amount.

In general, a disposition of a Credit Suisse New Secured Debt will result in capital gain or loss to a U.S. Holder equal to the difference between the amount realized on the disposition (except the amount attributable to accrued but unpaid interest on the Credit Suisse New Secured Debt, which amount will be treated as ordinary interest income to the extent not previously included in U.S. Holder’s income) and U.S. Holder’s adjusted tax basis in the Credit Suisse New Secured Debt immediately before the disposition.  Any gain or loss recognized will generally be capital gain or loss.  The capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Credit Suisse New Secured Debt for more than one year.  Otherwise, the capital gain or loss will be a short-term capital gain or loss.  The deductibility of capital losses is subject to limitations.

5.             Ownership and Disposition of New Secured Notes

Interest on the New Secured Notes will generally be taxable to a U.S. Holder as ordinary income at the time it is accrued or paid in accordance with U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

U.S. Holders of New Secured Notes issued with OID will be subject to special tax accounting rules.  The discussion below assumes that the New Secured Notes will not be issued with OID, because the stated redemption price at maturity of the New Secured Notes does not exceed their issue price.  As noted above, for U.S. federal income tax purposes, OID is the excess of the “stated redemption price at maturity” of a debt instrument over its “issue price”.  The “stated redemption price at maturity” of a New Secured Note is the sum of all payments required to be made on the New Secured Note other than “qualified stated interest” payments.  The “issue price” of a New Secured Note would be its stated principal amount if neither the Unsecured Financial Claims nor the New Secured Notes are traded on an established market (as described above).  The Debtors do not expect the Unsecured Financial Claims or the New Secured Notes to be traded on an established market and, accordingly, intend to treat the new Secured Notes as having an issue price equal to their stated principal amount.

Any U.S. Holder that has a tax basis in a New Secured Note that is less than the issue price of such New Secured Note will be subject to the market discount rules (unless the amount of the excess of the issue price over the basis is less than a specified de minimis amount in which case market discount is considered to be zero).  Any payment, other than qualified stated interest, or any gain on the sale, exchange, retirement, or other disposition of a New Secured Note with market discount generally will be treated as ordinary interest income to the extent of the market discount not previously included in income that accrued on the New Secured Note during such holder’s holding period.  In general, market discount is treated as accruing on a straight-line basis over the term of the New Secured Notes unless an election is made to accrue the market discount under a constant yield method.  A U.S. Holder may elect to include market discount in income currently as it accrues (on either a straight-line or constant yield basis), in lieu of treating a portion of any gain realized on a sale, exchange, retirement, or other disposition of the New Secured Note as ordinary income.  If a U.S. Holder makes such an election, it will apply to all market discount debt instruments acquired by such holder on or after the first day of the first taxable year to which the election applies.  The election may not be revoked without the consent of the IRS.  U.S. Holders should consult with their own tax advisors before making this election.

In general, a disposition of a New Secured Note will result in capital gain or loss to a U.S. Holder equal to the difference between the amount realized on the disposition (except the amount attributable to accrued but unpaid interest on the New Secured Notes, which amount will be treated as ordinary interest income to the extent not previously included in U.S. Holder’s income) and U.S. Holder’s adjusted tax basis in the New Secured Note immediately before the disposition.  Any gain or loss recognized will generally be capital gain or loss.  The capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the New Secured Note for more than one year.  Otherwise, the capital gain or loss will be a short-term capital gain or loss.  The deductibility of capital losses is subject to limitations.

6.             Ownership and Disposition of Holding Company Class A Stock and Holding Company Class B Stock

a.             Holding Company Formed as an LLC

As an entity classified as a partnership for federal income tax purposes, Holding Company itself will not be subject to U.S. federal income tax.

U.S. Holders

U.S. Holders of Holding Company Class A Stock and Holding Company Class B Stock will be taxed on their respective distributive shares of Holding Company’s income, gain, loss, deductions and credits for the taxable year of Holding Company ending within or with the taxable year of the U.S. Holder, without regard to whether the U.S. Holder actually receives any distribution of money or property from Holding Company.  Accordingly, a U.S. Holder’s taxable income or tax liability related to Holding Company could exceed amounts distributed by Holding Company to the U.S. Holder in a particular year.  Holding Company’s taxable year will be determined in accordance with the requirements of the Code, and will not necessarily be the calendar year. U.S. Holders will be required to treat Holding Company’s tax items consistently with their treatment on the U.S. information tax returns filed by Holding Company.

Holding Company will determine its U.S. taxable income or loss on an annual basis, and will make allocation thereof to U.S. Holders, in accordance with the LLC agreement.  In general, Holding Company’s tax allocations will be respected for U.S. federal income tax purposes if they have “substantial economic effect” or are determined to be in accordance with the respective interests in Holding Company.

Any cash distributed by Holding Company in excess of the U.S. Holder’s adjusted tax basis in its interest in Holding Company generally will be treated as gain from the sale or exchange of the U.S. Holder’s partnership interest (as further discussed below).  A U.S. Holder’s tax basis in its partnership interest will be adjusted as required under the Code to give effect on an ongoing basis to the U.S. Holder’s share of Holding Company’s tax items, distributions and liabilities.  The rules governing basis adjustments and the taxation of distributions are complex, and investors are urged to consult with their own U.S. tax advisors concerning these rules.

Subject to the discussion regarding the PFIC and CFC rules below, if Holding Company actually or constructively receives a distribution on new Tricom Stock, Holding Company must include the distribution in gross income as a taxable dividend on the date of its receipt of the distribution, but only to the extent of Tricom’s current or accumulated earnings and profits, as calculated under U.S. federal income tax principles.  Such amount must be included without reduction for any Dominican Republican tax withheld.  Dividends paid by Tricom will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends received from certain domestic corporations.  Dividends paid by Tricom will not be eligible for preferential rates applicable to qualified dividend income, as described below.

To the extent a distribution exceeds Tricom’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of Holding Company’s adjusted tax basis in the new Tricom Stock, and thereafter as capital gain.  Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.  With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%.  Among other requirements, dividends generally will be treated as QDI if either (i) the new Tricom Stock is readily tradable on an established securities market in the United States, or (ii) Tricom is eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury.  Dividends distributed by Tricom will not be treated as QDI.

U.S. Holders should consult their own tax advisors regarding availability of foreign tax credits with respect to foreign taxes paid by Tricom.

Subject to the discussion below of Sections 751 and 108(e)(7) of the Code and the CFC and PFIC rules, a U.S. Holder who sells its interest in the Holding Company typically will recognize taxable gain or loss based upon the difference between the U.S. Holder’s “amount realized” (as determined for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in such interest.  A U.S. Holder’s “amount realized” generally will include both the fair market value of the consideration received and the U.S. Holder’s allocable share (as determined for tax purposes) of liabilities, if any, of Holding Company.  Gain or loss from sale of an interest in Holding Company would generally be treated as capital gain or loss.  If a U.S. Holder has held the Holding Company Class A Stock or Holding Company Class B Stock for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders.  If a U.S. Holder has held the Holding Company Class A Stock or Holding Company Class B Stock for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate.  The deductibility of capital losses is subject to limitations.

Notwithstanding the general rule, under Section 751 of the Code, a U.S. Holder may recognize ordinary income or loss on a sale of its interest in Holding Company to the extent of such U.S. Holder’s interest in any “unrealized receivables” or “inventory items” of Holding Company as defined for U.S. federal income tax purposes.  In particular, one category of unrealized receivable is the share of ordinary dividend income that would have been allocated to the U.S. Holder under Section 1248 of the Code if Holding Company had sold the stock of Tricom for its fair market value on the date that the U.S. Holder sold its interest in Holding Company.  This amount may be taxed to the U.S. Holder as ordinary income on a sale of its interest in Holding Company.  Under Section 1248 of the Code, if a “United States shareholder” (such as Holding Company) sells stock in a CFC (such as Tricom), the gain recognized on the sale is required to be included in income as a dividend (rather than as capital gain from sale of stock) to the extent of the “United States shareholder’s” share of the earnings and profits of the CFC that were accumulated during periods that the “United States shareholder” held stock of the CFC and not previously distributed to the “United States shareholder” as dividends or previously taxed to the “United States shareholder” as subpart F income.

In addition, under Section 108(e)(7) of the Code, any gain recognized by a U.S. Holder on a sale of its interest in Holding Company will be treated as ordinary income for U.S. federal income tax purposes to the extent of (i) any bad debt deductions (or additions to a bad debt reserve) claimed with respect to the Unsecured Financial Claim for which such interest in the Holding Company was received and any ordinary loss deductions incurred upon satisfaction of the Unsecured Financial Claim, less any income (other than interest income) recognized by the U.S. Holder upon satisfaction of the Unsecured Financial Claim and (ii) with respect to a cash basis holder, any amount that would have been included in its gross income if the U.S. Holder’s Unsecured Financial Claim had been satisfied in full but that was not included by reason of the cash method of accounting.

Special tax rules under the Code apply to the ownership of shares in a foreign corporation which is a controlled foreign corporation (“CFC”) or a passive foreign investment company (“PFIC”).  U.S. Holders should consult their own tax advisors with respect to the application of the CFC and PFIC rules to their ownership and disposition of Holding Company Class A Stock and Holding Company Class B Stock.

Generally, a CFC is any foreign corporation with more than 50% of the total combined voting power of all classes of stock of such corporation entitled to vote or more than 50% of the total value of the stock of the corporation owned (directly or indirectly, and applying certain attribution rules) by one or more “United States shareholders.”  The term “United States shareholder” means a United States person who or that owns (directly or indirectly, and applying certain attribution rules) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation.  A domestic partnership (such as Holding Company) would be treated as a United States person for these purposes and will, therefore, be a “United States shareholder” of Tricom.  As a result, since Holding Company will own substantially all of Tricom’s stock, Tricom will be considered a CFC for U.S. federal income tax purposes.  In general, if a corporation is a CFC, then, for each tax year, its “United States shareholders” will be required to recognize on a current basis their respective shares of the CFC’s “subpart F income,” (limited, however, to their respective shares of the CFC’s earnings and profits, as computed for U.S. tax purposes, for such tax year) even if the income has not been distributed to the shareholders in the form of dividends or otherwise.  Subpart F income consists of certain specified categories of income including, among others, dividends, interest, rents, royalties and net gains from the sale of property giving rise to such income.  Holding Company would be required to include in its income, on a current basis, its share (based on its percentage ownership of Tricom stock) of any subpart F income earned by Tricom (but limited to its share of Tricom’s earnings and profits for the tax year), whether or not Tricom distributes such amounts to its shareholders in the form of dividends or otherwise.  As a tax partnership, Holding Company would further allocate to the U.S. Holders their respective shares of any subpart F income required to be included in income by Holding Company.  Holding Company would not necessarily have cash available to distribute to U.S. Holders with respect to inclusions of items of subpart F income.

As mentioned above, special tax rules under the Code apply to the ownership of shares in a foreign corporation which is a passive foreign investment company (“PFIC”).  These rules can apply to U.S. persons (such as U.S. Holders) that hold stock in a foreign corporation (such as Tricom) indirectly through a partnership (such as Holding Company).  A foreign corporation will generally be a PFIC if, for a taxable year, either (a) 75% or more of its gross income for such taxable year is passive income (the “income test”), or (b) 50% or more of the average percentage, generally determined by fair market value, of its assets either produce passive income or are held for the production of passive income (the “asset test”).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.  Certain look-through-rules apply for purposes of the income and asset tests described above.  If a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding value of another foreign corporation, it will be treated as if it (a) held a proportionate share of the other corporation’s assets and (b) directly received a proportionate share of the other corporation’s income.  Because Tricom will own 100% of Tricom USA and, directly or indirectly 100% of TCN, Tricom should be entitled to take into account the assets and income of Tricom USA and TCN in determining whether it is a PFIC.  The Debtors believe that Tricom should not be treated as a PFIC for U.S. federal income tax purposes.  If Tricom were treated as a PFIC, U.S. Holders may under certain circumstances be required to pay additional tax and interest in respect of their shares of distributions from and gains attributable to the sale or other disposition of stock of Tricom (as well as in respect of gain on the sale of interests in Holding Company to the extent that such gain is attributable to Holding Company’s investment in Tricom).  A U.S. Holder electing to treat Tricom as a “qualified electing fund” or making a “mark-to-market” election will be taxed differently.  U.S. Holders should consult their own tax advisors with respect to ownership and disposition of Holding Company Class A Stock and Holding Company Class B Stock if Tricom is treated as a PFIC.  In general, during any period in which Tricom was a CFC and a particular U.S. Holder was considered to be a “United States shareholder” with respect to Tricom for purposes of Section 1297(e) of the Code, Tricom would not be treated as a PFIC with respect to that U.S. Holder.  Certain special rules apply if Tricom’s status as a CFC, or the U.S. Holder’s status as a “United States shareholder,” ends.

Non-U.S. Holders

Holding Company should not be treated as engaged in a trade or business in the United States, and therefore there should be no U.S. federal income tax consequences to Non-U.S. Holders of their ownership and disposition of Holding Company Class A Stock or Holding Company Class B Stock.

b.             Holding Company Formed as a Bermuda Corporation

U.S. Holders

Subject to the discussion regarding the PFIC and CFC rules below, a U.S. Holder that actually or constructively receives a distribution on Holding Company Class A Stock or Holding Company Class B Stock must include the distribution in gross income as a taxable dividend on the date of its receipt of the distribution, but only to the extent of Holding Company’s current or accumulated earnings and profits, as calculated under U.S. federal income tax principles.  Such amount must be included without reduction for any Bermuda tax withheld.  Dividends paid by Holding Company will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends received from certain domestic corporations.  Dividends paid by Holding Company will not be eligible for preferential rates applicable to QDI, as described below.

To the extent a distribution exceeds Holding Company’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of U.S. Holder’s adjusted tax basis in the Holding Company Class A Stock or Holding Company Class B Stock, and thereafter as capital gain.  Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.  With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as QDI are taxable at a maximum tax rate of 15%.  Among other requirements, dividends generally will be treated as QDI if either (i) the Holding Company Class A Stock or Holding Company Class B Stock are readily tradable on an established securities market in the United States, or (ii) Holding Company is eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and which is determined to be satisfactory by the U.S. Treasury.  Dividends distributed by Holding Company will not be treated as QDI.

U.S. Holders should consult their own tax advisors regarding availability of foreign tax credits with respect to foreign taxes paid by Tricom or Holding Company.

Subject to the discussion below regarding Section 108(e)(7) and the PFIC and CFC rules, U.S. Holders generally will recognize taxable gain or loss realized on the sale or other taxable disposition of Holding Company Class A Stock or Holding Company Class B Stock equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) the U.S. Holder’s adjusted tax basis in the Holding Company Class A Stock or Holding Company Class B Stock.  Such gain or loss will be capital gain or loss.

If a U.S. Holder has held the Holding Company Class A Stock or Holding Company Class B Stock for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss.  Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders.  If a U.S. Holder has held the Holding Company Class A Stock or Holding Company Class B Stock for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate.  The deductibility of capital losses is subject to limitations.

Under Section 108(e)(7) of the Code, any gain recognized by a U.S. Holder of Holding Company Class A Stock or Holding Company Class B Stock upon a subsequent taxable disposition of such stock (or any stock or property received for it in a later tax-free exchange) will be treated as ordinary income for U.S. federal income tax purposes to the extent of (i) any bad debt deductions (or additions to a bad debt reserve) claimed with respect to the Unsecured Financial Claim for which such stock was received and any ordinary loss deductions incurred upon satisfaction of the Unsecured Financial Claim, less any income (other than interest income) recognized by the U.S. Holder upon satisfaction of the Unsecured Financial Claim and (ii) with respect to a cash basis holder, any amount that would have been included in its gross income if the U.S. Holder’s Unsecured Financial Claim had been satisfied in full but that was not included by reason of the cash method of accounting.

Special tax rules under the Code apply to the ownership of shares in a foreign corporation which is a CFC or a PFIC.  U.S. Holders should consult their own tax advisors with respect to ownership and disposition of Holding Company Class A Stock and Holding Company Class B Stock if Holding Company or Tricom is treated as a CFC or a PFIC.

As described above, a CFC generally is any foreign corporation with more than 50% of the total combined voting power of all classes of stock of such corporation entitled to vote or more than 50% of the total value of the stock of the corporation owned (directly or indirectly, and applying certain attribution rules) by one or more “United States shareholders.”  The term “United States shareholder” means a United States person who or that owns (directly or indirectly, and applying certain attribution rules) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation.  Thus, whether Holding Company and Tricom are CFCs will depend on whether U.S. Holders which are also “United States shareholders” own directly or indirectly (and taking into account applicable attribution rules) more than 50% of the voting power or value of the stock of Holding Company or Tricom.

In general, if a corporation is a CFC (as described above) then, for each tax year, its “United States shareholders” (as described above) will be required to recognize on a current basis their respective shares of the CFC’s “subpart F income,” (limited, however, to their respective shares of the CFC’s earnings and profits, as computed for U.S. tax purposes, for such tax year) even if the income has not been distributed to the shareholders in the form of dividends or otherwise.  As described above, subpart F income consists of certain specified categories of income including, among others, dividends, interest, rents, royalties and net gains from the sale of property giving rise to such income.  In addition, as described previously, under Section 1248 of the Code, if a “United States shareholder” sells stock in a CFC, the gain recognized on the sale is required to be included in income as a dividend (rather than as capital gain from the sale of stock) to the extent of the “United States shareholder’s” share of the earnings and profits of the CFC that were accumulated during periods that the “United States shareholder” held stock of the CFC and not previously distributed to the “United States shareholder” as dividends or previously taxed to the “United States shareholder” as subpart F income.

A foreign corporation will generally be a PFIC if, for a taxable year, either (a) 75% or more of its gross income for such taxable year is passive income (the “income test”), or (b) 50% or more of the average percentage, generally determined by fair market value, of its assets either produce passive income or are held for the production of passive income (the “asset test”).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.  Certain look through rules apply for purposes of the income and asset tests described above.  If a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding value of another foreign corporation, it will be treated as if it (a) held a proportionate share of the other corporation’s assets and (b) directly received a proportionate share of the other corporation’s income.  Because Holding Company will own, directly or indirectly, 100% of Tricom and because Tricom will own 100% of Tricom USA and, directly or indirectly 100% of TCN, Holding Company should be entitled to take into account the assets and income of Tricom, Tricom USA and TCN in determining whether it is a PFIC.  The Debtors believe that Holding Company should not be treated as a PFIC for U.S. federal income tax purposes.  If Holding Company were treated as a PFIC, U.S. Holders may under certain circumstances be required to pay additional tax and interest in respect of distributions from and gains realized from the sale or disposition of Holding Company Class A Stock and Holding Company Class B Stock.  A U.S. Holder electing to treat Holding Company as a “qualified electing fund” or making a “mark-to-market” election will be taxed differently.  U.S. Holders should consult their own tax advisors with respect to ownership and disposition of Holding Company Class A Stock and Holding Company Class B Stock, if Holding Company is treated as a PFIC.  In general, during any period in which Tricom was a CFC and a particular U.S. Holder was considered to be a “United States shareholder” with respect to Tricom for purposes of Section 1297(e) of the Code, Tricom would not be treated as a PFIC with respect to that U.S. Holder.  Certain special rules apply if Tricom’s status as a CFC, or the U.S. Holder’s status as a “United States shareholder,” ends.

Non-U.S. Holders

Holding Company should not be treated as engaged in a trade or business in the United States, and therefore there should be no U.S. federal income tax consequences to Non-U.S. Holders of their ownership and disposition of Holding Company Class A Stock or Holding Company Class B Stock.

F.             Information Reporting and Withholding

All distributions to holders of Claims under the Plan are subject to any applicable withholding (including employment tax withholding).  Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently 28%).  Backup withholding generally applies if the U.S. Holder (a) fails to furnish its social security number or other taxpayer identification number (“TIN”), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a United States person that is not subject to backup withholding.  Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is supplied to the IRS.  Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

In addition, from an information reporting perspective, Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, the following:  (1) certain transactions that result in the taxpayer claiming a loss in excess of specified thresholds and (2) certain transactions in which the taxpayer’s book-tax differences exceed a specified threshold in any tax year.  U.S. Holders are urged to consult their tax advisors regarding these regulations and whether the transactions contemplated by the Plan would be subject to these regulations and require disclosure on the U.S. Holders’ tax returns.

Certain U.S. Holders of stock in a foreign corporation may be required to file an information return on Form 5471 with respect to their ownership of such stock.  U.S. Holders should consult their own tax advisors with respect to the potential application of this requirement to them.

XII.

CERTAIN DOMINICAN REPUBLIC TAX
CONSEQUENCES OF THE PLAN OF REORGANIZATION

The following is a summary of the potential tax consequences of the implementation of the Plan to Tricom and TCN as well as to holders of Unsecured Financial Claims that are Dominican citizens or otherwise are subject to Dominican taxes with respect to such Unsecured Financial Claims (“Dominican Holders”).  This summary contains only a basic description of the most significant Dominican tax consequences of the implementation of the Plan to Tricom, TCN and the Dominican Holders, and does not purport to be a comprehensive description of all such tax consequences. Accordingly, Dominican Holders should consult their tax advisors as to the tax effects that may derive from the Plan based on their particular situation.  In addition, this summary does not address the Dominican tax consequences to any holder other than Dominican Holders including holders of Unsecured Financial Claims and Existing Tricom Equity Interests.

This summary is based on the Tax Code of Dominican Republic - Law No. 11-92 enacted on May 16, 1992, as amended (the “Tax Code”) as well as the complementary regulations (the “Tax Regulations”) in effect as of September 31, 2007, which are subject to change from time to time.  The Debtors have not requested a ruling or opinion from the DGII with respect to any of the tax components of the Plan; therefore, no assurance can be given as to the potential position that the DGII will take with respect to any component of the Plan which has Dominican tax implications.  See Section VI.F, “Certain Risk Factors Affecting the Debtors —Certain Tax Matters.”  The discussion herein assumes that the transactions contemplated by the Plan and which have Dominican tax implications will be respected by the DGII in accordance with their form.

ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN DOMINICAN INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM.  ALL HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM AS A RESULT OF THE PLAN OF REORGANIZATION.

A.            Consequences to Tricom and TCN

The Debtors believe that the only potential tax consequences to Tricom and TCN that may result from the implementation of the Plan are as follows(56):

1.                  Tax Effects of the Cancellation of Debt

As described in Section IV.G.4, “The Plan of Reorganization—Means of Implementation of the Plan—Dominican Corporate Actions”, the Debtors contemplating utilizing a combination of Capital Increase, Accordion Transactions, or some combination of both to achieve the Restructuring Dilution.  In connection with or through the Restructuring Dilution Transactions, the Debtors will reduce the Existing Tricom Equity Interests to a de minimis amount with a de minimis value through the issuance of new Tricom Stock to Holding Company in consideration for a portion of the Dominican Holding Company Unsecured Financial Claims Portion, as well as cancel the remaining Dominican Holding Company Unsecured Financial Claims Portion, if any.

Given that the corresponding amount to be reinstated in Tricom’s books and records is US$105 million (equal to the face amount of New Secured Notes), the cancellation of any remaining Tricom debt not otherwise cancelled through the exchange of new Tricom Stock with Holding Company will be considered taxable income under Dominican Tax Code for the year in which the obligations are restructured and would ordinarily be taxable as income to Tricom at a rate of 25% rate.(57)  However, under the Dominican Tax Code, Tricom may use NOLs and current year operating losses to offset COD Income within the context of the restructuring. As described in Section IV.G.4, “The Plan of Reorganization—Means of Implementation of the Plan—Dominican Corporate Actions,” the Debtors expect to effect the Restructuring Dilution to optimize the Dominican tax impact.  Accordingly, the Debtors believe that most, if not all, of the COD Income that is generated, and not otherwise cancelled through

(56) On March 9, 2007, the DGII issued Communication No. 11906 pursuant to which Tricom was authorized to use up to RD$9,480,000,000 (approximately US$ 257,216,000) of its accumulated losses to offset potential income arising from the cancellation of debt within the context of the restructuring.  The DGII’s authorization, however, was premised on, among other things, Tricom using these accumulated losses in fiscal year 2007.  Because Tricom was unable to utilize the benefit of Communication No. 11906 in fiscal year 2007, Tricom will only be able to utilize 20% of losses per year available under the Dominican tax laws, as opposed to the approximately 60% of Tricom’s projected accumulated losses that would have been available under Communication No. 11906.

(57) The cancellation of the portion of the Holding Company Unsecured Financial Claims Portion relating to Tricom USA (approximately $124 million, inclusive of principal and interest) will not be subject to such tax upon the cancellation of such debt because Tricom USA is a U.S. entity.

the exchange of new Tricom Stock with Holding Company, will be offset by the allowed NOLs and current year operating losses.

The Restructuring Dilution and other corporate actions that will be effected under the Plan assume that the interest accrued on the instruments underlying the Unsecured Financial Claims that the Debtors have allocated to Tricom USA, which are being discharged pursuant to the Plan, will not be challenged by the DGII.  See Section VI.F, “Certain Risk Factors Affecting the Debtors—Certain Tax Matters.”  Although, the Debtors’ tax advisors concluded that it was appropriate to not accrue such interest on Tricom’s books, in the event that such accrual is challenged, and based on such challenge, Tricom and TCN are ultimately required to accrue and then discharge such interest, then the Debtors could be subject to payment of withholding tax in an amount which could approximate $15-20 million.  In addition, it is possible that significant penalties and fines may be imposed.  However, the Debtors believe the incurrence of fees and penalties for not properly accruing the interest on Tricom’s books and records and making the withholding is unlikely based on certain research and communications with the DGII.

2.                  Tax Effects of the Increase in Authorized Capital

As described in Section IV.G.4, “The Plan of Reorganization—Means of Implementation of the Plan—Dominican Corporate Actions,” in connection with the Restructuring Dilution Transactions and the TCN Debt Restructuring, Tricom and TCN may pursuant to shareholders’ resolutions, approve, respectively, a Capital Increase.  A Capital Increase will be subject to a Capital Increase Tax of approximately 1.00% of the amount of each increase.

3.                  Withholding on Payment of Interest

Subsequent to the Effective Date, payment of interest from Debtors to any non-Dominican creditor will be subject to withholding at a rate of 25%, unless such creditor is a foreign financial institution(58), in which case the withholding rate is of 10% on the interest portion, in accordance with Article 306 of the Tax Code.  This withholding tax is due at the time the payment is made or in any manner put at the disposal of the creditor.  Any interest paid will be deductible from the Debtors’ gross income provided that the corresponding withholding is made and paid.  The Debtors believe the New Secured Notes Indenture Trustee will be a qualified foreign financial institution within the purview of the Tax Code.

B.            Consequences to Dominican Holders of the Exchange of Unsecured Financial Claims for New Secured Notes and Holding Company Class A Stock or Holding Company Class B Stock and Dominican Holders of Existing Secured Debt

The Debtors believe the that the treatment afforded under the Plan to Dominican Holders of Unsecured Financial Claims, Banco del Progreso Existing Secured Claims, Credit Suisse Existing Secured Claims and the GE Existing Secured Claims will carry the following tax consequences:

(58) Neither the Tax Code nor the regulations promulgated thereunder define the term “foreign financial institution as such term is used in the Tax Code.

1.                  Income Tax

Pursuant to Article 269 of the Tax Code, all Dominican citizens or persons otherwise domiciled in the Dominican Republic will pay income tax on their Dominican source income, and on income resulting from foreign sources derived from investments and financial gains.(59)  In addition, Article 272 specifically includes as Dominican source income:  (i) income derived from capital, assets or rights situated, placed or economically utilized in the Dominican Republic; and (ii) income resulting from interest paid on notes issued by companies domiciled in the Dominican Republic and those deriving from loans secured in whole or in part by real estate located in the Dominican Republic.

Accordingly, to the extent that any amount received by a Dominican Holder subsequent to the Effective Date (whether from Banco del Progreso Existing Secured Loan Documents, Credit Suisse New Secured Debt, GE Existing Secured Loan Documents, New Secured Notes, Holding Company Class A Stock or Holding Company Class B Stock, or other consideration) is received either in satisfaction of accrued interest or as stock dividend during its holding period, such amount will be taxable to the Dominican Holder, at the applicable income tax rate for the period.

2.                  Capital Gain and Losses

A Dominican Holder will recognize a gain to the extent the combined value of the New Secured Notes, Holding Company Class A Stock or Holding Company Class B Stock received by such Dominican Holder is higher than the local currency value of the Unsecured Financial Claim as of the date of acquisition by the Dominican Holder, adjusted for inflation.  On the other hand, to the extent the combined value received in New Secured Notes, Holding Company Class A Stock or Holding Company Class B Stock by such Dominican Holder is lower than the value of the Unsecured Financial Claim as of the date of acquisition by the Dominican Holder, adjusted for inflation, then the Dominican Holder will recognize a loss.  Any such gain or loss will be considered a capital gain or loss; however, to the extent that the Dominican Holder allocates any consideration received to the payment of interest accrued, then such amount shall be considered as regular Dominican source income under Dominican tax laws.

At the time of disposition of a New Secured Note or Holding Company Class A Stock or Holding Company Class B Stock, there will be a capital gain or loss to a Dominican Holder equal to the difference between the amount realized on the disposition and the adjusted tax basis in the New Secured Note or Holding Company Class A Stock or Holding Company Class B immediately before the disposition.

C.            Dominican Tax Consequences to Non-Dominican Holders

Pursuant to section (h) of Article 272 of the Tax Code, interest payments on notes issued by companies domiciled in the Dominican Republic and from loans secured in whole or in

(59) Article 2 of the Income Tax Regulation 139-98 adds to the definition of investments and financial gains “such as stock dividends or interest on loans or bank deposits, income obtained in transactions with banks and financial institutions, bonds, corporate notes, letters and other personal assets or instruments tradable in the securities market.”

part by real estate located in the Dominican Republic, are considered as Dominican-source income.  Pursuant to Articles 297 and 305 of the Tax Code, interest payments made to creditors who are not financial institutions and are located outside the Dominican Republic are subject to a 25% withholding tax.  Article 306 of the Tax Code provides that interest payments made to financial institutions located outside the Dominican Republic are subject to a 10% withholding tax.  Payments of principal of the New Secured Notes to a foreign non-Dominican holder will not generally be subject to income withholding tax or any other kind of withholding tax in the Dominican Republic.

THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PLAN AND OWNERSHIP AND DISPOSITION OF THE CREDIT SUISSE NEW SECURED DEBT, THE NEW SECURED NOTES, HOLDING COMPANY CLASS A STOCK OR HOLDING COMPANY CLASS B STOCK.  ALL HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES APPLICABLE UNDER THE PLAN OF REORGANIZATION.

CONCLUSION

The Debtors believe that confirmation and implementation of the Plan is in the best interests of the holders of Credit Suisse Existing Secured Claims and Unsecured Financial Claims and urge such holders entitled to vote on the Plan to vote to accept the Plan and to evidence such acceptance by returning their Ballots so that they will be received by the Voting Agent or the Public Securities Voting Agent, as applicable, no later than 5:00 p.m., Pacific Time, on February 27, 2008.

Dated:  January 28, 2008

Respectfully submitted,

TRICOM, S.A.
TCN DOMINICANA, S.A.
TRICOM USA, INC.

By:	/s/ Héctor Castro Noboa
Name: Héctor Castro Noboa
Title: President

Attorneys for Tricom S.A.,
TCN Dominicana, S.A. and Tricom USA, Inc.

MORRISON & FOERSTER LLP
Larren M. Nashelsky, Esq. (LN-3675)
Attorneys for the Debtors
1290 Avenue of the Americas
New York, New York 10104
Telephone:     (212) 468-8000
Facsimile:      (212) 468-7900

EXHIBIT 1 TO THE DISCLOSURE STATEMENT

PREPACKAGED JOINT CHAPTER 11 PLAN OF REORGANIZATION FOR

TRICOM, S.A. AND ITS AFFILIATED DEBTORS

See Exhibit T3E-1.

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EXHIBIT 2 TO THE DISCLOSURE STATEMENT

Plan Support and Lock-Up Agreement (Redacted)

[Intentionally Omitted]

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EXHIBIT 3 TO THE DISCLOSURE STATEMENT

Tricom, S.A. Annual Report on Form 20-F for the Fiscal Year

Ended December 31, 2004

See File no. 001-14816, Filing Date 10-29-2007.

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EXHIBIT 4 TO THE DISCLOSURE STATEMENT

Tricom, S.A. Annual Report on Form 20-F for the Fiscal Year

Ended December 31, 2005

See File no. 001-14816, Filing Date 10-29-2007.

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EXHIBIT 5 TO THE DISCLOSURE STATEMENT

Tricom, S.A. Annual Report on Form 20-F for the Fiscal Year

Ended December 31, 2006

See File no. 001-14816, Filing Date 10-29-2007.

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